CONFORMED COPY

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2004

E.ON AG

(Translation of Registrant's name into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.

Invitation to the 2004 Annual Shareholders' Meeting

Summary of the 2003 Annual Report

E.ON Group Financial Highlights

€ in millions	2003	2002[1]	+/- %
Electricity sales volume (in billion kWh)[2]	387.6	333.6	+16
Gas sales volume (in billion kWh)[2]	803.7	721.3	+11
Sales	46,364	36,624	+27
EBITDA[3]	9,458	7,558	+25
EBIT[3]	6,228	4,649	+34
Internal operating profit[4]	4,565	3,817	+20
Income/(loss) from continuing operations before income taxes and minority interests	5,538	-759	-
Income/(loss) from continuing operations	3,950	-720	-
Income/(loss) from discontinued operations	1,137	3,306	-66
Net income	4,647	2,777	+67
Investments	9,196	24,159	-62
Cash provided by operating activities	5,538	3,614	+53
Stockholders' equity	29,774	25,653	+16
Total assets	111,850	113,503	-1
ROCE[6] (in %)	9.9	9.2	+0.7[5]
Cost of capital (in %)	9.5	9.5	-
Return on equity after taxes[7] (in %)	16.8	11.1	5.7[5]
Employees at year end	66,549	101,336	-34
Earnings per share from (in €)			
continuing operations	6.04	-1.10	-
discontinued operations	1.74	5.07	-66
cumulative effect of changes in accounting principles, net	-0.67	0.29	-
net income	7.11	4.26	+67
Per share (in €)			
Dividend	2.00	1.75	+14
Stockholders' equity[8]	45.39	39.33	+15

[1]Adjusted for discontinued operations (see commentary on pages 133-141 of the Annual Report). [2]Unconsolidated and prior-year figures include pro-forma figures for Ruhrgas and Powergen. [3]Non-GAAP financial measure; see reconciliation to internal operating profit on pages 112-113 of the Annual Report. [4]Non-GAAP financial measure; see reconciliation to net income on page 28 of this report. [5]Change in percentage points. [6]Non-GAAP financial measure; see derivation on pages 55-57 of the Annual Report. [7]Net income excluding minority interests÷stockholders' equity excluding minority interests. [8]Excludes minority interests.

E.ON Group by Business Segment 2003

€ in millions	E.ON Energie	Ruhrgas	Powergen	Other/ Consoli-dation	Viterra	Degussa	Total
Sales	22,579	12,085	9,894	-273	1,085	994	46,364
EBITDA	5,778	1,530	1,531	-259	643	235	9,458
EBIT	3,834	1,169	905	-312	456	176	6,228
Internal operating profit	3,058	1,128	620	-693	295	157	4,565
ROCE (in %)	14.3	10.8	5.7	-	10.6	5.5	9.9
Cost of capital (in %)	9.9	9.0	8.6	-	7.6	10.1	9.5
Cash provided by operating activities	5,040	791	493	-795	102	-93	5,538
Investments	3,521	463	842	4,210	124	36	9,196
Employees at year end	43,853	10,150	10,062	597	1,887	-	66,549

Non-GAAP financial measures: The Annual Report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in the Annual Report is included together with the reconciliations described below. E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, the Annual Report contains certain financial measures (consolidated internal operating profit, EBIT, EBITDA, ROCE, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in the Annual Report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report or the Annual Report on which the relevant reconciliation appears. The non-GAAP financial measures used in the Annual Report should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in the Annual Report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

This is to invite the shareholders of our Company to attend the Annual Shareholders' Meeting which will be held on Wednesday, April 28, 2004, at 10.00 a.m. in Grugahalle in 45131 Essen, Norbertstr. 2, Germany.

Agenda of the Shareholders' Meeting

1. **Presentation of the approved Financial Statements for the 2003 financial year along with the summarized Review of Operations for E.ON AG and the E.ON Group and the Report of the Supervisory Board as well as the presentation of the approved Consolidated Financial Statements**

2. **Appropriation of the Balance Sheet Income from the 2003 financial year**

   The Supervisory Board and the Board of Management propose that the balance sheet income available from the 2003 financial year in the amount of €1,312,052,802.00 be used to pay a dividend of €2.00 per no-par value share entitled to dividend payment.

3. **Discharge of the Board of Management for the 2003 financial year**

   The Supervisory Board and the Board of Management propose that discharge be granted.

4. **Discharge of the Supervisory Board for the 2003 financial year**

   The Supervisory Board and the Board of Management propose that discharge be granted.

5. **Change of the Articles of Association regarding the use of profits**

   Pursuant to Section 58 para. 5 of the German Stock Corporation Act (AktG), introduced by the German Transparency and Publicity Act *(Transparenz- und Publizitätsgesetz)* of July 19, 2002, the Shareholders' Meeting may also resolve that a distribution in kind is distributed if provided for under the articles of association. In order to be able to distribute distributions in kind, too, a corresponding amendment of the Articles of Association is proposed.

   The Supervisory Board and the Board of Management propose that the following resolution be passed:

   Section 22 of the Articles of Association is supplemented by the following paragraph 2, while maintaining the existing wording of paragraph 1:

   > "(2) When deciding about the appropriation of profits, the Shareholders' Meeting may also resolve that a distribution in kind is distributed instead of or in addition to a cash distribution."

6. **Consent to the Agreement on Domination and Distribution of Profits and Losses between E.ON AG and E.ON Nordic Holding GmbH (formerly E.ON Venture Erste Vermögensverwaltungsgesellschaft mbH)**

   The Supervisory Board and the Board of Management propose that consent be granted to the Agreement on Domination and Distribution of Profits and Losses between E.ON AG and E.ON Nordic Holding GmbH of December 17, 2003.

   E.ON AG holds 100 percent of the shares in E.ON Nordic Holding GmbH, formerly named E.ON Venture Erste Vermögensverwaltungsgesellschaft mbH. Through E.ON Nordic Holding GmbH, the activities of the newly-created Market Unit Nordic are held, which include particularly the shareholdings in Sydkraft AB and in E.ON Finland Oyj.

   Essentially, the Agreement has the following content:

   - E.ON Nordic Holding GmbH subjects the control over its company to E.ON AG. Accordingly, E.ON AG is entitled to issue instructions to the management of E.ON Nordic Holding GmbH on how to manage the company.

   - E.ON Nordic Holding GmbH commits itself to distribute its entire profit to E.ON AG.

   - With the approval of E.ON AG, E.ON Nordic Holding GmbH may credit part of the annual profit to the profit reserves (Section 272 para. 3 of the German Commercial Code [HGB]) to the extent permitted under commercial law and to the extent this is economically justified from a reasonable commercial point of view.

   - Pursuant to Section 302 para. 1 of the German Stock Corporation Act (AktG), E.ON AG is obliged to compensate any annual loss of E.ON Nordic Holding GmbH that may arise during the term of the agreement, unless it is compensated by funds debited to the other retained earnings or the reserve for own shares, which were credited to such accounts during the term of the agreement.

- In respect to the domination, the agreement is effective from the date of Registration in the commercial register of E.ON Nordic Holding GmbH, in all other respects from January 1, 2004. It is concluded for a fixed term of five years until the end of December 31, 2008, and continues unchanged for consecutive one-year periods, unless terminated by either party with a prior notice period of at least three months to the end of a financial year. Otherwise, the agreement may only be terminated without prior notice for important cause.

The shareholders' meeting of E.ON Nordic Holding GmbH has already consented to the Agreement on Domination and Distribution of Profits and Losses.

After the publication of this convening notice, the Agreement on Domination and Distribution of Profits and Losses between E.ON AG and E.ON Nordic Holding GmbH, the annual financial statements, and, to the extent available, the reports of the boards of management of the contracting companies for the last three financial years, as well as the Joint Report of the Board of Management of E.ON AG and of the management of E.ON Nordic Holding GmbH may be viewed by the shareholders in the offices of E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, and of E.ON Nordic Holding GmbH, with business address at E.ON AG, E.ON-Platz 1, 40479 Düsseldorf.

The aforementioned documentation may be viewed over the Internet under www.eon.com and will also be available during the Shareholders' Meeting of E.ON AG. Upon request, every shareholder will receive a copy of these documents free of charge and without undue delay. Please direct your orders at

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Telephone: +49 (211) 4579-210
Fax: +49 (211) 4579-331
E-mail: documentation@eon.com

7. Authorization to buy back own shares

The authorization given to the Board of Management on April 30, 2003 in compliance with Section 71 para. 1 no. 8 of the German Stock Corporation Act (AktG) to buy back own shares is limited until October 31, 2004 and should therefore be renewed. The proposed resolution regulates the options available to the Company both in regard to the procedures of share buyback and in regard to the shares' subsequent use.

The Supervisory Board and the Board of Management propose that the following resolution be passed:

a) The Company shall be authorized until October 30, 2005, to buy back own shares equivalent to a total of ten percent of its current capital stock. The shares acquired and other own shares that are in possession of or to be attributed to the Company pursuant to Sections 71a et seq. of the German Stock Corporation Act (AktG) must altogether at no point in time account for more than ten percent of the capital stock. At the discretion of the Board of Management, the acquisition may be conducted through (1) a stock exchange, or (2) a public offer directed at all shareholders, respectively,—to the extent permitted by law—a public call for the submission of an offer (hereinafter "Acquisition Offer"), or (3) a public offer for the exchange of liquid shares listed for trading at an organized market within the meaning set forth in the German Securities Acquisition and Takeover Act *(Wertpapiererwerbs- und Übernahmegesetz)* (hereinafter "Exchange Shares") against shares of the company, respectively,—to the extent permitted by law—a public call for the submission of an offer (hereinafter "Exchange Offer").

   (aa) If the acquisition is conducted on a stock exchange, the consideration paid by the Company may not exceed the average market price of the shares on the Frankfurt Stock Exchange during the last three trading days prior to the acquisition of the shares, as determined based on the arithmetic means of the XETRA trading's final auction price, by more than ten percent and may not fall below such arithmetic means by more than twenty percent (excluding incidental purchase costs).

(bb) If the acquisition is conducted through an Acquisition Offer, the Company may either fix a price or a price range within which it is prepared to acquire the shares. In the case of a public invitation to submit offers, the final purchase price upon acceptance shall be determined based on the submitted sale offers of the shareholders.

The purchase price may, however,—subject to an adjustment during the offer period—not exceed, respectively, fall below the average market price of the Company's shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd trading day prior to the public announcement of the Acquisition Offer, as determined based on the arithmetic means of the XETRA trading's final auction prices, by more than twenty percent (not including incidental purchase costs). If, after the public announcement, there are significant fluctuations in the relevant share price, the purchase price may be adjusted accordingly. In this case, the average market price of the shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd trading day prior to the public announcement of any such adjustment, as determined based on the arithmetic means of the XETRA trading's final auction prices, shall be decisive. The Acquisition Offer may provide for further requirements.

Should the Acquisition Offer be oversubscribed, the acceptance must be effected according to quotas. However, the preferred acceptance of small offers or small parts of offers of up to a maximum of 150 shares shall be admissible.

(cc) If the acquisition is conducted through an Exchange Offer, the Company may either determine an exchange ratio or a corresponding exchange range, at which it is willing to acquire the shares of the Company. In doing so, it may pay a cash consideration as a supplementary purchase price payment or in order to compensate for any residual amounts. In the case of a public invitation for the submission of offers, the final exchange ratio shall be determined based on the Exchange Offers submitted by the shareholders.

The exchange ratio, respectively, the exchange range in the form of one or several Exchange Shares and calculatory fractions (in each case including any residual amounts, however, not including incidental acquisition costs) may—subject to any adjustment during the offer period—not exceed, respectively, fall below the relevant price of a share of the Company by more than twenty percent. Basis for calculating the exchange ratios, respectively, the exchange range in each case shall be the average market price of the Exchange Shares and of the Company's shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd trading day prior to the public announcement of the Exchange Offers, as determined on the basis of the arithmetic means of the XETRA trading's final auction prices. If the public announcement results in deviations from the relevant price of the Company's shares, respectively of the Exchange Shares, which are not merely insignificant, the exchange ratio, respectively, the exchange range may be adjusted. In this case, the average market prices of the Exchange Shares and of the Company's shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd trading day prior to the announcement of any adjustment, as determined based on the arithmetic means of the XETRA trading's final auction prices shall be decisive. If no XETRA trade occurs for the Exchange Shares, the daily quotation *(Kassakurs)* on the Frankfurt Stock Exchange shall be decisive. The Exchange Offer may provide for additional conditions.

Should the Exchange Offer be oversubscribed, the acceptance must be effected according to quotas. However, the preferred acceptance of small offers or small parts of offers of up to a maximum of 150 shares shall be admissible.

The authorizations may be exercised in pursuance of one or several purposes by the Company but also by group companies or by third parties for the account of the Company or such group companies in full or for partial amounts, once or several times.

b) Besides selling shares via the stock exchange or by making an offer connected with the granting of subscription rights to all shareholders, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to do the following with regard to the shares of the Company, which were, respectively, are acquired on the basis of the authorization given under a) and under the authorizations of the Shareholders' Meetings of May 25, 2000 (Item 10 of the Agenda), of May 18, 2001 (Item 7 of the Agenda), of May 28, 2002 (Item 5 of the Agenda), and of April 30, 2003 (Item 8 of the Agenda):

(aa) to sell said shares to third parties in a different manner at a cash price that is not significantly lower than the stock exchange price of the Company's shares at the time of sale (Section 186 para. 3 sentence 4 of the German Stock Corporation Act [AktG]). In this case, the shareholders' subscription right for the Company's own shares shall be excluded. The Board of Management may only use this authorization in such a way that the sum of the shares sold after this authorization has been given, the shares issued in return for cash contributions under exclusion of subscription rights and the conversion and option rights for shares granted upon the issue of bonds with conversion or option rights or warrants without bonds under exclusion of the shareholders' subscription right in return for cash contributions, does not exceed ten percent of the capital stock at the same time the resolution on the sale of the shares is passed.

(bb) to sell said shares in exchange for contributions in kind, in particular within the scope of mergers or the acquisition of companies, business units, shareholdings, or other assets. The term "to sell," as it is used here, shall also include the granting of conversion or subscription rights as well as purchase options and the lending of shares (securities lending transaction). In this case, the shareholders' subscription right for the Company's own shares shall be excluded.

(cc) to use said shares in order to satisfy the rights of creditors of bonds with conversion or options rights or conversion obligations issued by the Company or its group companies. In this case, the shareholders' subscription right for the Company's own shares shall be excluded.

(dd) to offer said shares for acquisition to or to transfer such shares to individuals having an employment relationship with the Company or with an enterprise affiliated with the Company. In this respect, the shareholders' subscription right to the own shares is excluded.

(ee) to redeem said shares without another resolution of the Shareholders' Meeting being necessary for such redemption or its implementation.

The authorizations may be exercised once or several times, in full or for partial amounts, individually or collectively, the authorization under lit. (aa) to (dd) also by group companies or by third parties for the account of the Company or such group companies.

c) In each case, the Board of Management will inform the Shareholders' Meeting about the reasons for and the purpose of the share buybacks, the number of own shares acquired, and the amount of capital stock they account for, their share in the capital stock and the shares' countervalue. Should the XETRA system be replaced by a comparable successor system, the latter shall take the place of the aforementioned XETRA system in this authorization as well.

d) The authorization to buy back own shares that was given by the Shareholders' Meeting of April 30, 2003, under Item 8 of the Agenda and that is limited in time until October 30, 2004, shall be cancelled once this new authorization comes into force.

8. Appointment of the auditors for the 2004 financial year

The Supervisory Board proposes that PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, be appointed as auditors for the 2004 financial year.

Report of the Board of Management to the Shareholders' Meeting pursuant to Section 71 para. 1 no. 8 in connection with Section 186 para. 4 sentence 2 of the German Stock Corporation Act (AktG) on Item 7 of the Agenda

The authorization is intended to give the Company the option to continue buying back own shares and to redeem these in order to reduce any possibly oversized equity base, to use them in acquisitions as direct or indirect payment of the purchase price, or to satisfy claims of creditors of bonds with conversion or option rights or conversion obligations, to allot these to employees of the Company or of enterprises affiliated with the Company, or to resell them.

Acquisition through an Acquisition Offer or an Exchange Offer

Besides acquiring shares via the stock exchange, the Company is intended to be granted the option to buy back own shares through a public purchase offer or offer for the exchange of shares of the Company against other shares held by the Company aimed at the Company's shareholders, or—to the extent permitted by law—by means of a public call for the submission of such an offer. For the Company, the public Exchange Offer constitutes an attractive alternative to the other forms of acquiring own shares. Thereby, the Company is awarded a larger degree of flexibility. At the same time, it becomes able to float shareholdings held by it by selling them to a wide range of investors. In order to determine an exchange ratio that is widely accepted on the market, shareholders may be asked to submit offers for an exchange within a range set by the company.

When acquiring own shares through a public Acquisition Offer or Exchange Offer, compliance with the principle of equal treatment under stock corporation law is required. If a public Acquisition Offer or Exchange Offer is oversubscribed, the acceptance must be effected according to quotas. It should, however, be permitted to provide for a preferred acceptance of small offers or small parts of offers of up to 150 shares of stock. This serves to avoid fractional amounts when establishing acquisition quotas and small remainders, which makes technical processing easier.

Furthermore, compliance with the provisions of the German Securities Acquisition and Takeover Act *(Wertpapiererwerbs- und Übernahmegesetz)*, if and to the extent these are applicable, is required when own shares are acquired through a public Acquisition Offer or Exchange Offers.

Resale of the acquired shares at a price close to the market

When reselling acquired own shares, the authorization provides that the subscription right may be excluded for resales in accordance with Section 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG) (cf. Item 7 Lit. b) (aa) of the Agenda). This exclusion of the subscription law provided under the code (Section 186 para. 3 sentence 4 of the German Stock Corporation Act [AktG]) serves the interests of the Company, enabling it to, for example, sell own shares to new shareholder groups at home and abroad. In this respect, opportunities may arise in particular based on the condition of the respective stock markets, which should be utilized quickly, flexibly, and in a cost-efficient manner. The Board of Management will only make use of this authorization to sell own shares to the extent that the sum of the shares sold against cash with excluded subscription right pursuant to Section 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG), of the shares issued against contribution in cash utilizing the authorized capital, as well as the conversion or option rights, respectively, conversion obligations for shares granted when issuing bonds against contribution in cash does not exceed a ten percent of the capital stock at the time of sale or issue.

Resale of the acquired shares against consideration in kind

The authorization also provides for an exclusion of subscription rights to allow the shares to be used directly or indirectly in exchange for considerations in kind, particularly also within the scope of mergers or when acquiring companies, business units, shareholdings, or other assets. When acquiring companies, the Company is also faced with increasing global competition. This international competition as well as the globalization of the economy increasingly requires businesses to be in a position to use their own shares as consideration when acquiring companies. The authorization proposed is intended to give the Company the required flexibility in order to be able to acquire companies or participations therein quickly and flexibly in exchange for own shares without capital measures.

Resale of acquired shares in connection with convertible and option bonds as well as to employees

Furthermore, the authorization provides that the Company's own shares under the exclusion of the shareholders' subscription right may be used to satisfy the conversion or option rights, respectively, conversion obligations of creditors of bonds issued by the Company or its group companies. Instead of increasing capital it may therefore be useful to wholly or partly use own shares to fulfill conversion or option rights, respectively, conversion obligations. However, it should be taken into account here that such bonds may generally be issued themselves only safeguarding the shareholders' subscription right so that indirectly the shareholders' subscription right is preserved.

Furthermore, acquired own shares with the exclusion of the shareholders' subscription right may be offered to employees of the Company or of enterprises affiliated with the Company for acquisition. It should also be possible to use them in the context of stock-based compensation plans for transfer to the aforementioned employees.

Redemption of own shares

Finally, the own shares acquired under the authorizing resolution may be redeemed by the Company without any further resolution by the Shareholders' Meeting.

In its decision about the use of the own shares, the Board of Management will only be guided by the interests of the shareholders and of the Company.

Sale price of the shares

When selling the shares to third parties against cash and with the exclusion of the subscription right pursuant to Section 186 para. 3 sentence 4 of the German Stock Corporation Act (AktG) (Lit. (b) (aa) of the authorization proposed under Item 7 of the Agenda), the selling price will be closely in line with the respective prevailing stock exchange price and will only fall short of it insignificantly, if at all. When selling shares to third parties in the context of mergers as well as the acquisition of companies or shareholdings (Lit. (b) (bb) of the authorization proposed under Item 7 of the Agenda), the selling price may not fall short of the average price of the final XETRA trading's (or any successor system's) auction price for the Company's shares on the Frankfurt Stock Exchange during the last three trading days prior to the basic agreement with such third party, which must be documented in writing, or prior to the agreement with the third party coming into force by more than ten percent (not including incidental purchase costs). By fixing the price closely in line with going rates ensures that shares are sold at appropriate prices.

The Board of Management will inform the Shareholders' Meeting if it makes any use of this authorization.

Shareholder Motions and Nominations

The Board of Management will announce possible shareholder motions and nominations pursuant to Sections 125 et seq. of the German Stock Corporation Act (AktG) only if the petitioners provide proof of their capacity as shareholders.

Shareholder motions and nominations are to be exclusively directed to

E.ON AG
Re: Motions for Shareholders' Meeting
E.ON-Platz 1
40479 Düsseldorf
Germany
Fax: +49 (211) 4579-501
E-mail: motions@eon.com

Motions and nominations received in time under this address will be made accessible to the other shareholders on the Internet under www.eon.com.

Attendance at Shareholders' Meeting

Entitled to attend and vote at the Shareholders' Meeting are only those shareholders who properly deposit their shares or corresponding deposit receipts issued by a collective security deposit bank with one of the depositary banks named below on Wednesday, April 21, 2004, at the latest, and leave them there until the end of the Shareholders' Meeting.

The following banks are depositaries:

Dresdner Bank AG
Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
Bayerische Landesbank Girozentrale
Commerzbank AG
DZ BANK AG
HSBC Trinkaus & Burkhardt KGaA
ING BHF-BANK AG
Norddeutsche Landesbank Girozentrale
Sal. Oppenheim jr. & Cie. KGaA
WestLB AG

Swiss depositary agents are:

Credit Suisse
UBS AG

The deposit may also be made by the shares being held by another bank with the approval and on behalf of one of the depositaries named above and blocked until the end of the Shareholders' Meeting.

Alternatively, the deposit may also be made with a collective security deposit bank, the headquarters of E.ON AG in Düsseldorf, or a German notary. In the case of a deposit with a German notary, the certificate of deposit must be submitted to our Company in Düsseldorf at the latest on the day after the end of the deposit term, i.e. on Thursday, April 22, 2004.

Upon the deposit of the shares, the depositaries will issue admission tickets upon request, entitling the holders to attend the Shareholders' Meeting. In the case of a deposit with a German notary, the admission tickets will only be issued by E.ON AG in Düsseldorf on submission of the certificate of deposit.

Proxy Voting

Shareholders, who do not want to attend the Shareholders' Meeting in person, may exercise their voting rights by proxy, e.g. through a bank or through a shareholder association.

In addition, we offer to our shareholders to grant already prior to the Shareholders' Meeting power of attorney to proxy holders nominated by the Company in writing to E.ON AG, Re: Proxy, E.ON-Platz 1, 40479 Düsseldorf, Germany, or by Fax (+49-211-4579-331), who will cast their votes in line with the instructions given by the shareholders. Those shareholders who wish to grant a power of attorney to the proxy holders nominated by the Company, for this need an admission ticket to the Shareholders' Meeting.

You will receive your admission ticket to the Shareholders' Meeting upon deposit of your shares as described above.

Instead of in writing or by fax, proxy and instructions to the proxy holders nominated by the Company may alternatively be issued electronically using the procedure determined by the Company over the Internet. Such proxy and instructions may still be issued, respectively, changed even during the Shareholders' Meeting until 11.00 a.m. (CET).

The details pertaining to the granting of proxy and issuance of instructions to the proxy holders appointed by the Company are described in an instruction leaflet, which will be mailed to the shareholders together with the admission ticket. The corresponding information is also available over the Internet under www.eon.com.

Düsseldorf, March 2004

The Board of Management

Annual Report

The Annual Report contains details of the Financial Statements of our Company and Group. The Annual Report is available from E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, Germany, and can be downloaded at www.eon.com.

Questions at the Annual Shareholders' Meeting

Shareholders wishing to ask questions at the Annual Shareholders' Meeting are kindly requested to submit inquiries to E.ON AG in writing before the Annual Meeting as far ahead as possible.

Dividend Payment

The dividend will be paid out by the depositary banks from Thursday April 29, 2004 according to the resolution of the Annual Shareholders' Meeting. The dividend will normally be subject to a deduction of 20 percent withholding tax and 1.1 percent solidarity surcharge (5.5 percent of the withholding tax), resulting in total tax deductions of 21.1 percent.

For **German resident shareholders** the withholding tax and solidarity surcharge will be credited against their income tax or corporate income tax and solidarity surcharge liabilities and refunded in the case of overpayment.

Withholding tax and solidarity surcharge will not be deducted in the case of shareholders who have submitted to the depositary bank a "non-assessment certificate" issued by the German tax authorities. The same applies to shareholders who have submitted an "exemption certificate" to their depositary bank to the extent that the exempted amount has not already been set against other income from capital investments. Only the taxable part of the dividend is set against the exempted amount (half-income principle).

As a result of the Tax Benefit Reduction Act of May 16, 2003 the dividend payment will not lead to an increase in corporate income tax and to an equivalent increase in corporate income tax credit for German resident corporate shareholders.

Foreign shareholders may be able to benefit from a double tax treaty between their country of residence and Germany. The applicable withholding tax rate and therefore the amount of solidarity surcharge is generally reduced under these agreements. Claims for repayment must be submitted to the German Federal Tax Office, 53225 Bonn, Germany, by December 31, 2008 at the latest.



Dear Shareholders,

After a long spell in the doldrums, the stock market finally began to gather momentum last year. E.ON stock, which finished the year about 40 percent higher, outperformed most other energy equities. With our European peer index, the STOXX Utilities, gaining around 15 percent on the year, your E.ON stock ranked among the clear winners.

For me, this solid performance is both confirmation and motivation. Confirmation, because the increase in our stock price demonstrates that we're both on the right course and at the forefront of Europe's energy industry. Motivation, because further enhancing E.ON's value remains a top priority. In fact, I view it as one of the key tasks of the job I took over last May.

Since E.ON was created in 2000, I've considered it one of Europe's most exciting companies. In less than three years, E.ON transformed itself from a conglomerate into a clearly focused power and gas company. The Ruhrgas acquisition last year marked the successful completion of E.ON's transformation under its Focus & Growth strategy.

We took this milestone as an opportunity to conduct a strategic review and to set E.ON's future strategy and structure. It was essential, in my opinion, that we rapidly assimilate the companies we had acquired and make E.ON into a truly integrated energy group. In an initiative called "on-top," we first turned our attention inward. We chose this name for a very good reason. E.ON was already well positioned internationally in power and gas, had delivered impressive earnings increases year after year, and enjoyed impressive financial strength—even after the major acquisitions in its core energy business. In short, your company was already at the top of its class. From here, the key tasks were to build on our premier position, improve our market positions, and further enhance our profitability. To get there, we identified ways to bring our companies and people closer together, to take advantage of synergies, and to operate even more efficiently.

In on-top, we aligned our priorities with the structure, opportunities, and challenges of our markets. We identified five target markets in which E.ON already occupied leading positions: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. The completion of the European internal market and EU enlargement will create numerous opportunities for further growth in our four European target markets. In European countries whose markets are not yet fully liberalized, keener competition will spur consolidation in the energy industry, and consolidation will generate new opportunities for us to grow. We will explore these opportunities carefully and only seize those that make strategic sense and, above all, deliver value.

The U.K. market offers a perfect example of how we have taken advantage of market consolidations. At the beginning of 2004, we acquired Midlands Electricity, a company that ideally complements the electric distribution business of Powergen, our U.K. subsidiary. Through this financially attractive acquisition, E.ON has achieved a leading position in the U.K. energy market just one and a half years after entering it. We're now a premier provider of retail electric and gas service, as well as a leader in power generation and distribution.

We also built on our position in Scandinavia in a way that promises to deliver substantial synergies. By acquiring a majority interest in Graninge, Sweden's fourth-largest energy utility, we now rank among the region's foremost energy service providers.

In Central Europe, where E.ON is already the premier provider of electricity and gas, we're focusing our attention on Eastern European energy markets. In the Czech Republic, we acquired majority interests in two important regional distribution companies. We expect further opportunities to be created by upcoming privatizations and by market consolidations as the EU expands east.

We also see promising opportunities for growth in pan-European gas procurement, transmission, and wholesale markets. Industry experts predict that the demand for gas will grow faster than for any other energy source. We intend to be part of that growth. That's why we've acquired stakes in selected gas production fields and why we're extending our gas transmission system in targeted areas. Eastern Europe, where the privatization of gas transmission companies is in the offing, will also yield interesting investment opportunities.

As this brief overview demonstrates, our four European target markets offer numerous growth options. That's why, for now, Europe is the geographic focus of our investments. We currently don't see a need for strategic action in our fifth target market, the U.S. Midwest, where we occupy a solid position.

We've adapted E.ON's structure to fit our five target markets. In each of our markets we have a lead company that reports directly to our Düsseldorf corporate center: E.ON Energie, Ruhrgas, Powergen, E.ON Nordic, and LG&E Energy. These five companies will lead their respective business units, which are responsible for managing day-to-day operations.

We believe that our strong competitive positions and our market-oriented corporate structure give us an excellent platform for achieving further improvements in E.ON's performance.

Our central objective is to deliver value to you, our shareholders. At E.ON, shareholder value is more than a slogan. We've put it into action by setting clear financial targets for return on capital employed (ROCE), earnings before interest and taxes (EBIT), free cash flow, and dividends.

We aim to increase ROCE to at least 10.5 percent by 2006. Our ROCE performance for the 2003 financial year demonstrates that we're well on our way to getting there: we posted a ROCE of 9.9 percent, above our pretax cost of capital of 9.5 percent.

In 2003, E.ON again achieved substantial operating improvements. We grew consolidated internal operating profit by 20 percent to just under €4.6 billion. Our EBIT was up by 34 percent to more than €6.2 billion, bringing us that much closer to our 2006 EBIT target of €6.7 billion. Key drivers were operating improvements in our core energy business, efficiency increases achieved under our best-practice program, and the consolidation of newly acquired shareholdings in and outside Germany. In addition, an exceptionally cold first quarter helped Ruhrgas deliver a significant earnings contribution.

Our free cash flow for 2003 was €2.9 billion, surpassing the target of €2.4 billion per year on average that we announced last summer. Based on these numbers, our medium-term plan forecasts that we will substantially exceed our target for this financial measure for the next several years to come.

Driven by appreciable operating improvements and significant gains on disposals, consolidated net income rose by 67 percent to more than €4.6 billion. We intend for you, our shareholders, to share in our successful performance. That's why we're proposing to pay a cash dividend of €2 per share, an increase of 14 percent from last year. Here, too, we are delivering on the pledge we made last summer to increase our per-share dividend by at least 10 percent per year on average through 2006.

Our solid performance in 2003 demonstrates that our financial targets are ambitious but achievable. This is reflected in our outlook for the current year: we expect 2004 EBIT to top last year's figure and set another consecutive earnings record. But we've set the bar even higher: our objective is to make E.ON the world's leading integrated power and gas company. Our ambition is not only confined to delivering superior financial performance. To realize our vision, we count on the expertise, commitment, creativity, and teamwork of all E.ON Group employees. In 2003, their enthusiasm and hard work were again instrumental in our success. I would like to take this opportunity to express my sincere thanks for their achievements. Your company has an outstanding team of people who are the foundation of our success in the future. It's important to me that we put E.ON's vast intellectual capital to use, that we involve employees from all parts of our business in decision-making processes, and that we create for E.ON a corporate culture in which we openly share our insights, experience, and opinions.

As a project, on-top is complete. As a motto, it will remain. We will continue our relentless pursuit of operational excellence in order to achieve our primary objective: to create greater value for you, our shareholders.

Sincerely yours,



Dr. Wulf H. Bernotat

This letter to shareholders contains certain financial measures (consolidated internal operating profit, EBIT, ROCE, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in the Annual Report a reconciliation or derivation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures (please see the commentary on non-GAAP financial measures on the inside front cover of the Annual Report).

on·top

In 2003, we continued our landmark series of acquisitions and disposals. We largely completed E.ON's transformation and have built a superb platform for sustainable, profitable growth. Our on·top* initiative identified ways in which our companies and people can work together more efficiently, learn from each other, and get better all the time—a relentless focus on operational excellence that we believe will benefit our customers and our shareholders. Our objective is to make E.ON the world's best integrated power and gas company. We've identified ten core concepts to help us get there.



* Transparency
* Growth
* Performance
* Market Leadership
* Integration
* Leadership
* Market Orientation
* Efficiency
* Financial Flexibility
* Focus

* Transparency

We're committed to making our company as transparent as possible for our stockholders and our employees. We've openly stated our financial targets for 2006. Our financial reporting will be segmented according to our new corporate structure and even more transparent. We want our investors to make informed decisions. That's why the Annual Report and our other financial publications contain comprehensive and up-to-date information about each of our business segments.

* Growth

We intend to keep growing. But selectively and in accordance with strict financial criteria. That's how we can deliver the most value to our shareholders. The geographic focus of our medium-term investments comprises our target markets in Europe. This investment strategy aims to build on our existing market positions and to integrate the companies we acquire so that we can forge an even stronger energy group. Our acquisition and integration of Graninge in Sweden and Midlands Electricity in the United Kingdom are perfect examples of how we are delivering on our strategy of disciplined, targeted growth.

* Performance

We've set ambitious financial targets. We aim to increase our return on capital employed to at least 10.5 percent by 2006 and to average double-digit annual growth in our cash dividend per share. To get there, we've put in place measures that will significantly enhance our efficiency. Our focus on operational excellence will be relentless. At the same time, we will apply a strict financial yardstick when we evaluate potential growth opportunities.

* Market Leadership

In our five target markets—Central Europe, Pan-European Gas, Nordic, U.K., and U.S. Midwest—we occupy leading positions at many steps of the electricity and gas value chain. We believe that our solid market positions and proven energy expertise will enable us to create the greatest value for our customers and our investors. As we decide where to invest our financial resources in the future, our objective will be to defend and build on our leading positions.

* Integration

A core element of our strategy is to integrate: integrate our newly acquired companies, integrate power and gas, and integrate our operations at the individual steps of the energy value chain. This means finding the best way for our companies to optimize their operations at the places where power and gas markets overlap. It means facilitating and accelerating the transfer of best practices. And it means involving each of our market units in E.ON's future development. All these forms of integration are essential to putting the finishing touches on our transformation from a conglomerate into an integrated energy company.

* Leadership

Our integrated energy business will be led by a strong corporate center. The corporate center is responsible for optimizing those aspects of the electricity and gas business that transcend our individual markets and for charting our company's future course. Its key tasks are to set clear and ambitious performance targets for the market units and E.ON as a whole, to manage our careful, selective growth, and to oversee the integration of our companies. We have added three new functions to enhance and optimize corporate support and have fine-tuned the entire range of management processes.

* Market Orientation

We know how important it is to operate close to our markets and close to our customers. And we know that there continue to be significant differences between individual energy markets. So we've organized our corporate structure by business lines *and* by regions. Knowing our markets and knowing our customers' needs: that's how we can provide them with custom-tailored solutions. And that's why we entrust our market units and business units with much of the responsibility for running our operations.

* Efficiency

As part of our continuous improvement approach, we've designed and implemented a range of measures that will enhance efficiency enterprise-wide and deliver more than €1 billion in cost savings. By realizing synergies as we integrate the companies we acquire, by transferring best practices, and by achieving further operational improvements across E.ON, we will enhance both our financial and our competitive performance.

* Financial Flexibility

We believe that our conservative financial strategy and the strict financial criteria of our disciplined investment strategy will enable us to sustain our impressive financial flexibility. While achieving our ambitious performance targets, we aim to preserve at a minimum a strong single "A" rating to ensure that we have the financial flexibility to actively shape the future of our markets.

* Focus

Our strategy is straightforward and focused. Over the medium term, we will concentrate on the integrated power and gas business in our core markets. This strategy will enable us to enlarge our already solid positions in our target markets and to capitalize on the advantages of our integrated business model in areas like power-gas convergence, the integration of operations along the value chain, and knowledge transfer between market units. We've set the bar high: to be the world's leading power and gas company.

Situation at the Start of 2003

By making landmark acquisitions and disposals in recent years, we have transformed E.ON from a conglomerate into a focused power and gas group. Today, nearly 90 percent of our capital is employed in our energy business, whereas just three years ago more than two thirds was employed outside it. Following these far-reaching changes, our key task was to align E.ON's organization, management, strategy, and operating performance with the new structure of our business portfolio. That meant exploring the following questions:

- How should our energy business be managed in the future?
- Where should we concentrate our investments over the medium term?
- What is the right organizational structure for our integrated energy company?
- How can we position—and keep—E.ON at the forefront of our industry?

To find answers to these questions, we launched a Group-wide project.

How did on·top change E.ON? It wasn't about revolution. Instead, it was about working together to identify and implement a wide range of measures to further improve E.ON's performance. And it's precisely our attention to detail and our commitment to operational excellence that will ensure that on·top has a long-lasting impact.



Dr. Dierk Paskert, Senior Vice President
Corporate Development, E.ON AG

Project Launched in May 2003

The project, called "on·top," was launched in May 2003, when over 100 senior managers and professionals from all of our major subsidiaries gathered at our Düsseldorf headquarters. These energy industry experts formed project teams which addressed individual issue areas.

In the weeks that followed, the project participants developed proposals for their issue areas and discussed them at two management conventions. On the basis of these proposals, the on·top participants established strategic priorities and made key decisions.

Results Announced in August 2003

Three months after the project began, we announced the results. Our thorough review yielded key medium-term strategic priorities:

- to reiterate our focus on the power and gas business and on shaping the convergence of these industries
- to give E.ON a market-oriented organizational structure
- to concentrate on *integration and *performance improvement
- to make Europe the geographical focus of our investments.

We confirmed our commitment to the integrated energy model and to operating in all steps of the power and gas value chain in the five target markets in which E.ON already has leading positions: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. In addition to these, we view Italy and Russia as potential new markets for E.ON. We have clear priorities in our target markets. Of paramount importance for our strategy going forward is that we further strengthen our competitive position in the European power and gas marketplace. For this reason, Europe will be the geographic focus of our investments over the medium term. The principal objective of our capital expenditures will be to strengthen and consolidate our existing businesses. No large acquisitions are planned.

The E.ON Group's new market-oriented organizational structure has three tiers. The corporate center's main tasks will be to chart E.ON's strategic course as an integrated energy company, to manage business issues that transcend individual markets, and to continually optimize our business portfolio.


Central Europe
E.ON Energie
U.K.
Powergen
E.ON Corporate Center
E.ON Nordic/Sydkraft
Nordic
LG&E
Ruhrgas
U.S. Midwest
Pan-European Gas

The five market unit lead companies are tasked with managing their respective markets and regions in a decentralized fashion, leaving responsibility for running day-to-day operations to their business units.

Our integrated energy business will be led by a strong corporate center, to which three new functions have been added to enhance coordination and optimization of our electricity and gas businesses. The new functions are market management, operational excellence, and regulatory management. Our market management team is responsible for optimizing our energy business in areas that affect all of our markets. The operational excellence staff is tasked with overseeing the transfer of best practices across the enterprise. The regulatory management team coordinates regulatory issues that transcend the individual market units. In addition to its current responsibilities, our corporate development department will develop long-term energy scenarios and evaluate the impact of new technologies on our business. The corporate center will also manage the development of the E.ON Group's executives. Furthermore, we are developing a shared corporate identity for the E.ON Group.

Ambitious Targets

E.ON has set ambitious financial targets. We aim to increase our return on capital employed (ROCE)[1] from the 9.2 percent we achieved in 2002 to at least 10.5 percent by 2006. To get there, we intend to grow our earnings before interest and taxes (EBIT)[1] by €2 billion over the same period. We expect key contributions to come from the consolidation of new companies, from organic *growth, and from an efficiency-improvement and cost-management program that is already under way. Our other financial targets are to increase our cumulative free cash flow[1] to more than €9.5 billion by 2006 and to average double-digit annual *growth in our cash dividend per share. While achieving these targets, we aim to maintain at a minimum a strong single "A" rating in order to ensure that we have *financial flexibility we need.

Implementation Phase Began in September 2003

Two weeks after we announced the results of the first phase of on·top, the implementation phase began, in which senior managers from all of our major subsidiaries led more than 25 project teams in implementing the project results. There were three key task areas:

Integration

The key integration tasks were to establish E.ON Nordic/Sydkraft, Powergen, and LG&E Energy as market unit lead companies that report directly to the corporate center, to transfer subsidiaries—such as Thüga and our stakes in certain Hungarian gas utilities—between market units, and to optimize the power-gas and gas-gas interfaces between our market units.

Performance

Here, the key tasks were to incorporate our performance targets into our business plan, to optimize the functions performed by our corporate center, and to discuss ways to increase capital productivity.

Leadership

The key leadership tasks were to enhance the corporate center's leadership role, to implement the corporate center's three new energy-industry functions, to adjust control and reporting pathways, introduce centralized human resources management for our top executives, and to continue the development of an E.ON corporate identity.

On January 1, 2004, we began the new financial year under our new corporate structure.

[1]ROCE, EBIT, and free cash flow are non-GAAP financial measures. Our targets for the most directly comparable U.S. GAAP financial measures—total assets and net income—are approximately €110 billion and €3.4 billion, respectively.

Nordic

No. 4 in power generation
No. 3 in power and gas retailing

U.K.

No. 2 in power generation
No. 2 in power and gas retailing



Central Europe

No. 2 in power generation
No. 1 in power and gas retailing

U.S. Midwest, Kentucky:

No. 1 in power generation
No. 1 in power and gas retailing



Pan-European Gas

No. 3 in gas supply



Report of the Board of Management

Review of Operations

E.ON Group			
€ in millions	2003	2002[1]	+/- %
Sales	46,364	36,624	+27
EBITDA[2]	9,458	7,558	+25
EBIT[2]	6,228	4,649	+34
Internal operating profit[3]	4,565	3,817	+20
Net income	4,647	2,777	+67
ROCE[4] (in %)	9.9	9.2	+0.7[5]
Cost of capital (in %)	9.5	9.5	-
Cash provided by operating activities	5,538	3,614	+53
Investments	9,196	24,159	-62
Employees at year end	66,549	101,336	-34

[1]Adjusted for discontinued operations (see commentary on pages 133-141 of the Annual Report).
[2]Non-GAAP financial measure; see reconciliation to internal operating profit on pages 112-113 of the Annual Report.
[3]Non-GAAP financial measure; see reconciliation to net income on page 28 of this report.
[4]Non-GAAP financial measure; see derivation on pages 55-57 of the Annual Report.
[5]Change in percentage points.

Economic Environment

At the start of 2003, the Iraq crisis put a brake on global economic growth. Toward the end of the year, however, there were increasing signs that the economy was expanding and even gaining momentum. The stock markets in the major industrial countries recovered lost ground, and consumer and business confidence indicators trended higher. According to an estimate by the German Council of Economic Experts, world trade grew by 3.7 percent in 2003, following 3.2 percent*growth in 2002. Global output rose 3.5 percent in real terms in 2003, faster than the 3.0 percent*growth achieved in 2002. Higher growth was recorded in both industrialized and emerging economies. Among the latter, China recorded particularly vigorous economic growth. Influenced by the situation in Iraq, oil prices rose to nearly $35 a barrel in the early months of 2003. During the rest of the year, oil prices averaged slightly above the OPEC price band of $22 to $28 a barrel.

The U.S. economy displayed robust*growth throughout 2003 and had an especially strong third quarter. In 2003, growth was again driven by increased consumer spending, together with an expansionary fiscal policy and the U.S. Federal Reserve Bank's accommodationist monetary policy. The U.S. economy also benefited from increased private investment. A sharp rise in public spending, particularly in appropriations for defense, provided additional support. With the economy not approaching full capacity or full employment, expansion did not generate inflationary pressure. The increase in core consumer prices was muted, with prices rising 2.3 percent in 2003, compared with 1.6 percent in 2002.

Eurozone growth in 2003 was hesitant. The EU's gross domestic product (GDP) expanded just 0.4 percent in real terms in 2003, after an equally lethargic 0.9 percent growth rate in 2002. With Europe's economy weak and its currency strong, there was little inflationary pressure. The Council of Economic Experts estimates that eurozone consumer prices rose 2.0 percent in 2003 compared with 2.3 percent in the prior year. Economic growth was considerably brisker in the new EU member states in Central and Eastern Europe and in the United Kingdom, where real GDP advanced 2.0 percent on the back of strong consumer spending. Other factors driving U.K. economic growth were the favorable labor market and greater investment activity than in the rest of Europe. Consumer prices in the United Kingdom rose 1.4 percent, well below the EU average.

- Internal operating profit and net income markedly higher
- Cash flow up substantially
- Proposed dividend increased to €2 per share
- Further EBIT increase forecast for 2004

2003 GDP Growth in Real Terms

Annual change in percent


Germany -0.1
France 0.2
Italy 0.4
Spain 2.3
Sweden 1.4
U.K. 2.0
E15 0.7
Central and Eastern Europe 3.3
USA 2.9
Japan 2.7
-0.5 0 0.5 1.0 1.5 2.0 2.5 3.0

Source: German Council of Economic Experts (November 2003), German Federal Office of Statistics.

German GDP Growth in Real Terms

Annual change in percent


2003 -0.1
2002 0.2
2001 0.8
2000 2.9
1999 2.0
-0.5 0 0.5 1.0 1.5 2.0 2.5

Source: German Federal Office of Statistics.

In 2003, Germany's economy continued the weak performance of recent years. In the first half of the year in particular, export growth was incremental, and domestic demand remained weak. Exports' share of the economy grew at a faster rate in the second half of the year, while import activity declined. Consumer spending rose only slightly, and investments in both the equipment and construction sectors declined. Germany has been under considerable pressure not to add to its deficit, so there was little room for the government to use public spending to spur economic growth or job creation. With the economy sluggish and not near full capacity, and with producer prices rising only incrementally, consumer prices increased a modest 1.1 percent in 2003, giving Germany the lowest inflation rate in the eurozone.

Energy Industry

Preliminary estimates for 2003 put Germany's consumption of primary energy at about 489 million metric tons of coal equivalent (MTCE), essentially unchanged from 2002. At 8.9° Centigrade (C), the annual average temperature in Germany was 0.6° C below the prior-year figure. Though low temperatures meant that more energy was consumed to heat homes and small businesses, these increases were offset by lower industrial consumption due to Germany's weak economy. The various energy sources had roughly the same share of total energy consumption as in the prior year.

Primary Energy Consumption in Germany by Energy Source

Percentages	2003	2002
Petroleum	36.3	37.3
Natural gas	22.5	21.7
Hard coal	13.7	13.2
Lignite	11.4	11.6
Nuclear	12.6	12.6
Hydro and wind	1.0	1.0
Net electricity imports/exports	-0.2	0.0
Other	2.7	2.6
Total	**100.0**	**100.0**

Source: AG Energiebilanzen (preliminary figures).

Electricity consumption from Germany's public grid rose to 493.6 billion kilowatt-hours (kWh) from 483.8 billion kWh in the previous year. Most of Germany's electricity was produced at nuclear (156.4 billion kWh) and coal-fired (265.9 billion kWh) generating facilities. Renewables accounted for just under 5 percent of the country's resource mix.

2003 Net Generation in Germany by Energy Source

	Billion kWh	Percentages
Nuclear	156.4	32
Lignite	144.0	29
Hard coal	121.9	25
Natural gas	38.3	8
Petroleum products	2.3	-
Hydro	22.2	4
Other	8.5	2
Total	**493.6**	**100**

Source: VDEW (perliminary figures).

The reduced availability of electric generating facilities during the summer heat wave combined with the decommissioning programs of several major generating companies to drive up wholesale electricity prices in 2003. Significantly higher fuel costs were also a factor in the increase. The dollar-denominated Rotterdam coal price nearly doubled. Oil and gas prices also trended higher.

Germany's natural gas consumption rose by about 4 percent to 110.0 MTCE in 2003. Gas accounted for 22.5 percent of primary energy consumption compared with 21.7 percent in the previous year. Gas consumption grew primarily in the residential and small business segment, which consumed 5 percent more gas than in 2002. More gas was also used in electric generation, with the amount of electricity produced by gas-fired generating facilities rising 6 percent.

With political change in place, Eastern Europe's energy markets are developing rapidly. Countries like Hungary, the Czech Republic, and Slovakia have displayed dynamic economic growth in recent years. Eastern Europe now consumes about 625 billion kWh of electricity per year.

According to preliminary estimates, Sweden consumed 145.3 billion kWh of electricity in 2003, down slightly from the prior-year figure of 148.7 billion kWh. Because hydroelectric plants generate a substantial portion of Scandinavia's electricity, the low levels of precipitation in 2003 led to a higher percentage of electricity being produced from more expensive energy sources such as natural gas and fuel oil.

England and Wales consumed 305 billion kWh of electricity in 2003, compared with 300 billion kWh in 2002. Gas consumption rose 8 percent year-on-year to 1,089 billion kWh. In the U.K. wholesale electricity market, forward wholesale prices recovered from their low in 2002 and increased substantially from April 2003, reaching a level of approximately £28 per megawatt-hour (MWh) for peakload in December. The main drivers were higher fuel costs, forecast reductions in excess plant capacity, and expected future environmental costs. U.K. wholesale gas prices increased in absolute terms and were more volatile during 2003, driven by higher oil prices and supply-demand issues in the United Kingdom and Continental Europe. Average day-ahead prices were 19.83 pence per therm during 2003, 30 percent higher than in 2002.

The U.S. Midwest region participated only to a limited degree in the robust growth of the U.S. economy. In addition, the overbuilt generation market continued to exert downward pressure on the margins of electricity suppliers. However, wholesale electricity prices in the U.S. Midwest region recovered from low levels in 2002 due to higher and volatile wholesale gas prices, averaging $37.2 per MWh in 2003, well above the average 2002 price of $26.7 per MWh.

Acquisition of Ruhrgas Complete

On January 31, 2003, E.ON reached an out-of-court settlement with the nine companies that had filed law suits in state Superior Court in Düsseldorf against the ministerial approval of E.ON's acquisition of Ruhrgas. E.ON completed its acquisition of RAG's Ruhrgas shares the same day. By early March 2003, we had acquired 100 percent of Ruhrgas for a total of €10.2 billion. Ruhrgas became a fully consolidated E.ON company effective February 1, 2003.

Ruhrgas gives us a strong competitive position in the European gas market, ideally complementing our existing gas operations, which are primarily on the downstream side. Along with our fully integrated electricity business, we are now a major player along the entire gas value chain: from procurement to wholesaling, and from transmission to retailing.

In compliance with the terms of the ministerial approval of E.ON's acquisition of Ruhrgas:

- E.ON Energie and Ruhrgas sold their respective 22 percent equity interests in Bayerngas to municipal utilities in Munich, Augsburg, Regensburg, and Ingolstadt and to the City of Landshut;
- E.ON Energie sold its 80.5 percent stake in Gelsenwasser to a joint venture company owned by two municipal utilities, Stadtwerke Dortmund and Bochumer Stadtwerke; and
- E.ON Energie and Ruhrgas sold their combined 32.4 percent equity interest in swb, an energy utility headquartered in Bremen, to EWE.

In late 2003, we concluded agreements to divest our 27.4 percent stake in EWE and our 42.1 percent stake in VNG. EWE's two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen, acquired our EWE stake by exercising their preemptive rights. EWE purchased 32.1 percent of our VNG stake. Pursuant to the conditions of the ministerial approval, the remaining 10 percent stake was offered to municipal authorities in eastern Germany at the same price. The municipal authorities accepted the offer and purchased the 10 percent VNG stake.

With these transactions, we completed the disposals required under the ministerial approval of our acquisition of Ruhrgas before the expiration of the February 2004 deadline.

In Germany's liberalized gas markets, what counts is scale, competitive prices, flexible delivery terms, and flawlessly reliable service. But above all it's about the people and partnerships that are the foundation of successful business relationships. That's why customer proximity and customer service are so important to us.



Dr. Michael Pfingsten, Member of the Board of Management, Ruhrgas AG

E.ON Continues Systematic Transformation into Focused Energy Group

In just a few years, E.ON has transformed itself from a conglomerate into a focused power and gas group. Following the acquisition of Ruhrgas, we further strengthened our core energy business by making targeted acquisitions and by systematically executing our focus strategy.

- We sold an 18.08 percent stake in Degussa to RAG under a public tender offer. E.ON now owns 46.48 percent of Degussa's stock and accounts for Degussa by the equity method.
- Viterra sold Viterra Contracting (a heating service provider) and Viterra Energy Services (a residential services company).
- We sold our 15.9 percent shareholding in Bouygues Telecom, France's third-largest wireless communications company, to the Bouygues Group.
- Sydkraft increased to 97.5 percent its ownership interest in Graninge, Sweden's fourth-largest energy utility.
- E.ON Energie obtained majority interests in two Czech regional electric utilities: JME, in which it now owns 85.7 percent, and JCE, in which it now owns 84.7 percent.
- Powergen agreed to terms for the acquisition of Midlands Electricity, an electricity distribution company operating in the United Kingdom, with its U.S. owners, Aquila and FirstEnergy.

Electricity and Gas Sales Substantially Higher Due to Acquisitions

Our electricity and gas sales rose substantially year-on-year. The Powergen and Ruhrgas acquisitions played a key role in the increase. But even when measured against prior-year numbers that include pro forma results of the acquired companies, electricity sales increased 16 percent to 387.6 billion kWh, and gas sales climbed 11 percent to 803.7 billion kWh.


Gas Sales in 2003
Billion kWh
Total: 803.7
132.3 E.ON Energie
15.7 LG&E Energy
102.4 Powergen
553.3 Ruhrgas (11 months)


Electricity Sales in 2003
Billion kWh
Total: 387.6
269.4 E.ON Energie
46.2 LG&E Energy
72.0 Powergen

The increase in reported sales at E.ON Energie's electricity business reflects the fact that several companies became consolidated subsidiaries in the second half of 2002 and in 2003 (see pages 80–81 of the Annual Report for more information). In the period under review, and particularly in the first quarter, gas sales at E.ON Energie and Ruhrgas benefited from average temperatures below those of the prior year. The*integration of TXU's retail business was the main factor behind the substantial increase in Powergen's electricity and gas sales in the United Kingdom. LG&E Energy's sales volumes were essentially unchanged from 2002.

Electricity and Gas Procurement

E.ON Energie met around 58 percent or 162.7 billion kWh (prior year: 59 percent or 155.7 billion kWh) of its requirements with electricity from its own generation assets. The company purchased 117.6 billion kWh of electricity from jointly owned generating facilities and from outside sources, a roughly 11 percent increase from the prior-year figure of 106.2 billion kWh. Total power purchases rose 7 percent to 280.3 billion kWh in 2003 from 261.9 billion kWh in 2002.

As in 2002, Ruhrgas purchased natural gas from German producers and from five export countries in 2003. Of Ruhrgas's total gas purchases of 623.4 billion kWh for 12 months of 2003, Russia and Norway were the company's two biggest suppliers, accounting for 31 percent and 29 percent, respectively. The Netherlands accounted for 16 percent, Denmark for 3 percent, and the United Kingdom for 4 percent. German production accounted for 17 percent of purchases.

Powergen UK's own generating fleet accounted for 35.9 billion kWh or about half of the company's total electricity procured of 74.3 billion kWh. Powergen UK purchased 38.4 billion kWh from outside sources or joint venture owned plants. LG&E Energy's proprietary and leased generation output was 44.1 billion kWh. Its purchases amounted to 4.8 billion kWh.

Consolidated Sales up Considerably

Consolidated sales rose 27 percent relative to the previous year. Sales in our core energy business nearly doubled, primarily owing to the inclusion of Ruhrgas and Powergen. (Ruhrgas was not part of the E.ON Group in 2002, and Powergen became a consolidated E.ON company on July 1, 2002.) In addition, the results of several regional utilities in Germany, Eastern Europe, and Northern Europe were included in E.ON Energie's consolidated results for the first time, enabling the company to grow sales substantially. The deconsolidation of Degussa, which we have accounted for by the equity method since February 1, 2003, reduced the sales we report in our other activities segment by approximately €10.8 billion. We generated 39 percent of our consolidated sales outside Germany in 2003, compared with 45 percent in 2002.

Consolidated Sales[1]			
€ in millions	2003	2002	+/- %
E.ON Energie	22,579	19,142	+18
Ruhrgas	12,085[2]	-	-
Powergen	9,894	4,422[3]	-
Other/Consolidation	-273	81	-
Core energy business	**44,285**	**23,645**	**+87**
Viterra	1,085	1,214	-11
Degussa	994[4]	11,765	-
Other activities	**2,079**	**12,979**	**-84**
Consolidated sales	**46,364**	**36,624**	**+27**

[1]Includes electricity and gas taxes.
[2]February 1 to December 31.
[3]July 1 to December 31.
[4]January 1 to 31.

E.ON Energie generated substantially higher sales in the 2003 financial year. Contributing to the advance were consolidation effects relating to the full-year inclusion of several subsidiaries as well as a weather-driven increase in gas sales volume and the further recovery of electricity prices in Germany.

Between February 1 and December 31, 2003, Ruhrgas generated sales of €12.1 billion. This substantial figure is attributable to weather-driven volume growth and to the increase in the natural gas tax that took effect on January 1, 2003. Demand spikes also helped to boost revenues.

Powergen's sharp increase in sales is attributable to the full-year inclusion of TXU's retail business, which was acquired in October 2002. €7.9 billion of sales were generated in the United Kingdom and €2 billion at LG&E Energy.

At our other activities, Viterra's sales were down from the comparable prior-year figure. The main reasons were reduced sales at Viterra Baupartner, which was in the process of being phased out, and a reduction in rental revenues due to the sale of housing units. Effective February 1, 2003, Degussa has been accounted for by the equity method in line with E.ON's 46.5 percent shareholding in the company. For this reason, sales recorded for Degussa comprise the company's January 2003 results only.

E.ON Again Posts Record Internal Operating Profit

Consolidated internal operating profit for 2003 rose 20 percent to €4.6 billion. Our core energy business, which accounts for more than 90 percent of our earnings, grew internal operating profit by 39 percent. The increase is primarily due to the inclusion of Ruhrgas and Powergen, though the two companies also made a distinctly positive contribution to consolidated internal operating profit even after financing costs, which are included in the internal operating profit reported under Other/Consolidation. Earnings growth in our core energy business more than offset the earnings shortfall of approximately €500 million relating to the deconsolidation of Degussa.

Consolidated Internal Operating Profit			
€ in millions	2003	2002	+/- %
E.ON Energie	3,058	2,782	+10
Ruhrgas	1,128[1]	-	-
Powergen	620	329[2]	-
Other/Consolidation	-693	-152	-
Core energy business	**4,113**	**2,959**	**+39**
Viterra	295	203	+45
Degussa	157[3]	655	-
Other activities	**452**	**858**	**-47**
Consolidated internal operating profit[4]	**4,565**	**3,817**	**+20**

[1]February 1 to December 31.
[2]July 1 to December 31.
[3]Accounted for by the equity method effective February 1, 2003.
[4]Non-GAAP financial measure; see reconciliation to net income on page 28 of this report.

E.ON Energie posted a substantial increase in internal operating profit. Positive effects from the inclusion of newly consolidated companies in and outside Germany, together with operating improvements, more than counterbalanced the charges relating to the adoption of SFAS 143 to account for provisions for nuclear plant decommissioning and to balance area settlement payments (see page 82 of the Annual Report for more information).

Factors behind Ruhrgas's solid earnings performance include volume growth, as well as demand spikes in the first quarter, the optimal utilization of its procurement portfolio, and the favorable development of heating oil prices.

Full-year consolidation and the enhanced retail business including the former TXU operations were the main drivers behind the sharp rise in Powergen's internal operating profit. The U.K. business contributed €452 million and the U.S. business €218 million. The residual figure comprises Powergen's investments in the Asia-Pacific region as well as corporate interest and other costs.

The Other/Consolidation segment contains the results of central Group financing activities and equity interests managed directly by E.ON AG, E.ON AG itself, as well as consolidation effects at the Group level. The decline in this segment's internal operating profit is due above all to a markedly higher interest expense, primarily as a result of financing costs relating to the Powergen and Ruhrgas acquisitions.

Viterra's internal operating profit rose considerably. Positive factors included the substantial increase in housing units sold and the phaseout of Viterra Baupartner, a loss-making business line. Under the equity method, 46.5 percent of Degussa's after-tax earnings are included in E.ON's internal operating profit for all periods after February 1, 2003. For this reason, Degussa's reported internal operating profit for 2003 is well below the figure for 2002.

Consolidated Net Income

€ in millions	2003	2002	+/- %
Consolidated internal operating profit	**4,565**	**3,817**	**+20**
Net book gains	1,257	1,071	+17
Restructuring expenses	-479	-331	-
Other nonoperating earnings	195	-5,316	-
Income/(loss) from continuing operations before income taxes and minority interests	**5,538**	**-759**	**-**
Income taxes	-1,124	662	-
Minority interests	-464	-623	-
Income/(loss) from continuing operations	**3,950**	**-720**	**-**
Income/(loss) from discontinued operations, net	1,137	3,306	-66
Cumulative effect of changes in accounting principles, net	-440	191	-
Consolidated net income	**4,647**	**2,777**	**+67**

Net Book Gains Surpass Substantial Prior-Year Figure

Net book gains in 2003 resulted mainly from the sale of our interest in Bouygues Telecom to the Bouygues Group (€840 million) and the sale of a roughly 18 percent stake in Degussa (€168 million). E.ON Energie recorded a net book gain of approximately €165 million on the sale of securities. Further book gains of approximately €160 million mainly reflect E.ON Energie's disposal of shares in swb and a regional utility located in eastern Germany and Powergen's sale of interests in certain electric generating facilities. These gains were partially negated by a book loss of €76 million on the disposal of a 1.9 percent stake in HypoVereinsbank in March 2003. The substantial prior-year figure mainly reflected the sale of certain Schmalbach-Lubeca businesses and our STEAG stock, together with net book gains recorded at E.ON Energie in connection with the breakup of Rhenag and the sale of shares in Sydkraft and in Watt, a Swiss energy utility.

Restructuring expenses in 2003 were recorded mainly at E.ON Energie and were primarily attributable to the creation of two regional utilities, E.ON Hanse and E.ON Westfalen Weser, and to payments for additional early retirement measures (-€358 million). Additional restructuring expenses were recorded at Powergen in connection with the integration of TXU activities (-€121 million). Restructuring expenses in the prior year were recorded mainly in our chemicals business.

Our strength is that we have established pathways to our customers in both power and gas service. What's more, natural gas has bright growth prospects. The relationships we have with our more than 1 million customers in northern Germany are founded on partnership, competitively priced energy products, and, above all, on our presence in the communities where our customers live and do business.



Hans-Jakob Tiessen, Chairman of the Board of Management, E.ON Hanse AG

Other nonoperating earnings chiefly reflect unrealized income from the required marking to market of derivatives at E.ON Energie and Powergen (€494 million). This was offset by the impairment charge taken by Degussa in its Fine Chemicals division, which reduced other nonoperating earnings by €187 million in line with our 46.5 percent shareholding in Degussa. The substantial loss recorded in the prior year was primarily attributable to the impairment charge taken on the goodwill acquired in the Powergen transaction and to the valuation allowances on our HypoVereinsbank shares and on other securities.

Income from continuing operations before income taxes and minority interests rose by €6.3 billion. In the prior year, this figure was negatively impacted by the substantial loss reported under other nonoperating earnings.

In 2003, the E.ON Group's continuing operations include a tax expense of €1,124 million. In 2002, we recorded a tax benefit of €662 million, of which €613 million was related to the release of deferred taxes, resulting in particular from valuation allowances on securities held by E.ON and from losses on securities sold by E.ON. In addition to the tax expense on our earnings, a number of factors were behind the increase in our tax burden in the year under review. Changes in tax rates and tax laws that took effect in 2003 resulted in a tax expense of €60 million. The valuation allowances to deferred taxes on loss carryforwards amounted to an expense of €543 million, of which €488 million resulted from the delay in the ability to utilize loss carryforwards accrued in Germany (see Note 8 to the Consolidated Financial Statements in the Annual Report for details).

Minority interests declined, mainly due to the deconsolidation of Degussa.

Income from continuing operations rose to €4 billion. In the prior-year period, this item was negatively impacted by the substantial loss reported under other nonoperating earnings.

Income from Discontinued Operations Reflects Substantial Gains on Disposals

Income from discontinued operations in 2003 mainly reflects the book gains recorded on the sale of Gelsenwasser and Viterra Energy Services. The prior-year figure also consisted primarily of gains on the disposal of operations, including VAW aluminium, VEBA Oel, Stinnes, and certain operations divested by Degussa (an overview of discontinued operations can be found on pages 133ff of the Annual Report).

The cumulative effect of changes in accounting principles is primarily attributable to the adoption of the SFAS 143, "Accounting for Asset Retirement Obligations" (commentary on SFAS 143 can be found on pages 167ff of the Annual Report). The figure for the previous year includes the reversal of negative goodwill in the amount of €191 million relating to our former Aluminum segment pursuant to SFAS 142, "Goodwill and Other Intangible Assets."

Consolidated net income rose considerably. Contributing factors included appreciable operating improvements, substantial gains on disposals, and the absence of significant nonrecurring charges.

Proposed Dividend Increased to €2 per share

E.ON AG prepares its Financial Statements in accordance with German commercial law and the German Stock Corporation Act. E.ON AG's net income for 2003 amounts to €1,924 million. After transferring €612 million to other retained earnings, net income available for distribution totals €1,312 million.

At the Annual Shareholders' Meeting on April 28, 2004, management will propose that net income available for distribution be used to pay a cash dividend of €2 per share, a 14 percent increase from the cash dividend paid in 2003. The higher proposed dividend in particular reflects our solid earnings performance. This would mark the fifth year in a row that we have paid out a higher dividend. We believe this makes E.ON stock more attractive to investors.

Financial Statements of E.ON AG (Summary)

€ in millions	Dec. 31, 2003	Dec. 31, 2002
Property, plant, and equipment	191	194
Financial assets	22,266	20,061
Fixed assets	**22,457**	**20,255**
Receivables from affiliated companies	6,524	6,908
Other receivables and assets	1,588	3,533
Liquid funds	251	4
Non-fixed assets	**8,363**	**10,445**
Total assets	**30,820**	**30,700**
Stockholders' equity	11,657	10,875
Special items with provision component	415	470
Provisions	2,126	1,830
Liabilities to affiliated companies	14,170	14,683
Other liabilities	2,452	2,842
Total stockholders' equity and liabilities	**30,820**	**30,700**

Income Statement of E.ON AG (Summary)

€ in millions	2003	2002
Income from equity interests	3,018	-1,022
Interest income (net)	-793	-327
Other expenditures and income (net)	-30	3,450
Income/(loss) from continuing operations before income taxes and minority interests	**2,195**	**2,101**
Taxes	-271	-436
Net income	**1,924**	**1,665**
Net income transferred to retained earnings	-612	-523
Net income available for distribution	**1,312**	**1,142**

The complete financial statements of E.ON AG, with the unqualified opinion issued by the auditors, PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be published in the *Bundesanzeiger* and filed in the Commercial Register of the Düsseldorf District Court, HRB 22315. Copies are available on request from E.ON AG and at www.eon.com.

Investments below High Prior-Year Figure

The E.ON Group's investments in 2003 were below the high prior-year figure, primarily due to lower investments in financial assets. We invested €2.7 billion in property, plant, and equipment in 2003, down from €3.2 billion in the previous year. We invested €6.5 billion in financial assets against €21 billion a year ago. These figures include €0.4 billion (2002: €1 billion) for investments in companies we account for by the equity method.

E.ON Group Investments

€ in millions	2003	2002	+/- %
E.ON Energie	3,521	6,125	-43
Ruhrgas	463	-	-
Powergen	842	3,094	-73
Other/Consolidation	4,210	13,448	-69
Core energy business	**9,036**	**22,667**	**-60**
Viterra	124	378	-67
Degussa	36	1,114	-
Other activities	**160**	**1,492**	**-89**
Total	**9,196**	**24,159**	**-62**
thereof outside Germany	3,058	12,468	-75

E.ON Energie invested €1.7 billion in property, plant, and equipment, slightly more than the prior-year figure of €1.6 billion. The greater part of these investments went toward the company's electric generation and distribution operations. Investments in financial assets declined from €4.5 billion in the previous year to €1.8 billion. E.ON Energie's most significant investments in financial assets included the increase of its stake in Graninge and in two Czech regional electric utilities, JME and JCE. The high figure for 2002 reflected the acquisition of shareholdings in Thüga, EAM Energie (formerly Energie-AG Mitteldeutschland), EWW, EMR, Hungary's Édász, and Finland's Espoon Sähkö (which now operates as E.ON Finland). E.ON Energie also acquired a minority interest in Slovakia's ZSE in 2002.

Technology leadership is a key driver of sustained operational excellence and commercial success. That's why E.ON Energie is actively involved in developing technologies that boost our competitiveness and that deliver value—from our customers' point of view.



Prof. Rainer Frank Elsässer, Member of the Board of Management, E.ON Energie AG

In 2003, Ruhrgas invested €139 million in property, plant, and equipment and €324 million in financial assets. The largest single investment was the acquisition of additional shares in Gazprom, a Russian gas company.

Powergen's capital expenditures include €749 million (2002 six months: €548 million) in additions to property, plant, and equipment and €93 million (2002 six months: €2.5 billion) of investments in financial assets. Powergen's investments in financial assets in the second half of 2002 primarily include the acquisition of TXU's retail business. The 2003 capital expenditure comprises additions to property, plant, and equipment, primarily to electric generation and distribution assets, totaling €322 million at Powergen UK and €427 million at LG&E Energy.

Investments reported under Other/Consolidation mainly reflect payments to acquire the remaining Ruhrgas shares. Investments of €4.3 billion went toward completing the acquisition of Ruhrgas in 2003. The substantial year-earlier figure is primarily attributable to payments for the acquisition of Powergen and shares in Ruhrgas.

Viterra's capital expenditure in the period under review was also appreciably lower than the prior-year figure, which included €273 million to acquire the original 86.3 percent of Frankfurter Siedlungsgesellschaft (FSG). The largest single capital expenditure in 2003 was the purchase of the remaining FSG shares from the City of Frankfurt for €49.2 million.

Financial Condition

Statement of Cash Flows (Summary)

€ in millions	2003	2002
Cash provided by operating activities	5,538	3,614
Cash provided by (used for) investing activities	39	-10,409
Cash provided by (used for) financing activities	-3,545	4,499
Net increase (decrease) in cash and cash equivalents maturing	**2,032**	**-2,296**
Liquid funds as shown on the balance sheet	**10,795**	**8,385**

Management's analysis of E.ON's financial condition uses, among other financial measures, net financial position and cash provided by operating activities.

Cash Provided by Operating Activities

€ in millions	2003	2002	+/- %
E.ON Energie	5,040	3,246	+55
Ruhrgas	791	-	-
Powergen	493	373	-
Other/Consolidation	-795	-897	-
Core energy business	**5,529**	**2,722**	**+103**
Viterra	102	51	+100
Degussa	-93	841	-
Other activities	**9**	**892**	**-99**
Cash provided by operating activities	**5,538**	**3,614**	**+53**

Cash provided by operating activities in 2003 considerably surpassed the figure for 2002, because cash flow in 2002 was reduced by nonrecurring items such as tax payments (including interest portions) for previous years. Cash provided by operating activities in our core energy business was sharply higher owing to operating improvements and the effect of consolidating the results of Ruhrgas and Powergen.

E.ON Energie reported a substantial increase in cash provided by operating activities due to operating improvements, intercompany tax offsets, and the inclusion of the results of several regional utilities that became consolidated E.ON Energie companies in 2003. Powergen's cash flow was up in 2003, principally because of full-year consolidation; in 2002, Powergen contributed consolidated results in the second half of the year only. Cash provided by operating activities reported in our Other/Consolidation segment in 2003 improved from the 2002 figure, which was burdened by significant tax payments (including interest portions). In this segment, cash flow was negatively impacted by the abovementioned tax offsets with E.ON Energie, acquisition financing costs, and the change under which Degussa is now accounted for by the equity method.

Free cash flow is defined as cash provided by operating activities less investments in fixed and intangible assets. E.ON uses free cash flow primarily to make growth-creating investments, pay out dividends, and reduce its net financial liabilities. Free cash flow in 2003 was significantly higher than in 2002. The main drivers were the sharp increase in cash provided by operating activities and the decline in investment activities due to the deconsolidation of Degussa.

Free Cash Flow

€ in millions	2003	2002	+/- %
Cash provided by operating activities	5,538	3,614	+53
Investments in fixed and intangible assets	2,660	3,210	-17
Free cash flow[1]	**2,878**	**404**	**+612**

[1]Non-GAAP financial measure.

To improve the information value of our derivation of net financial position, we now include the line item "securities and funds (fixed assets)" at fair value. We have revised our net financial position at December 31, 2002, accordingly.

As of December 31, 2003, the E.ON Group's net financial position—the difference between our financial assets of €11,776 million and our total financial liabilities to banks, bond holders, and third parties of €19,631 million—amounted to -€7,855 million.

E.ON Group Net Financial Position

€ in millions	Dec. 31, 2003	Dec. 31, 2002
Bank deposits	3,807	1,317
Securities and funds (current assets)	6,988	7,068
Total liquid funds	**10,795**	**8,385**
Securities and funds (fixed assets)	981	1,519
Total financial assets	**11,776**	**9,904**
Financial liabilities to banks/loans	-16,295	-19,554
Financial liabilities to third parties	-3,336	-2,810
Total financial liabilities	**-19,631**	**-22,364**
Net financial position[1]	**-7,855**	**-12,460**

[1]Non-GAAP financial measure; see reconciliation in table at right.

Net financial position, a non-GAAP financial measure, is derived from several items, each of which can be reconciled to a GAAP financial measure, as shown in the table below.

E.ON Group Reconciliation to Net Financial Position

€ in millions	Dec. 31, 2003	Dec. 31, 2002
Liquid funds shown in the Consolidated Financial Statements	**10,795**	**8,385**
Financial assets shown in the Consolidated Financial Statements	**17,725**	**16,971**
Thereof loans	-1,785	-2,048
Thereof equity investments	-14,361	-12,767
Thereof shares in affiliated companies	-598	-637
= Total financial assets	11,776	9,904
Financial liabilities shown in the Consolidated Financial Statements	**-21,787**	**-24,850**
Thereof to affiliated companies	231	167
Thereof to associated companies	1,925	2,319
= Total financial liabilities	-19,631	-22,364
Net financial position	**-7,855**	**-12,460**

Despite the substantial funds that went to the acquisition of Ruhrgas shares, to investments in fixed assets and other shareholdings, and to the payout of the increased cash dividend, the E.ON Group's net financial position has improved substantially from the figure of -€12,460 million reported at December 31, 2002.

This is mainly attributable to the sharp increase in cash provided by operating activities, the gains on the disposals described above, and the repayment of loans made to Degussa. A further positive factor was the sharp decline in the value of the U.S. dollar and the British pound against the euro.

E.ON Group Financial Key Figures

€ in millions	2003	2002
Net interest expense[1]	**-661**	**-405**
EBITDA[2]	**9,458**	**7,558**
Cash provided by operating activities	**5,538**	**3,614**
EBITDA ÷ net interest expense	**14.3x**	**18.7x**
EBITDA ÷ net financial position	**120%**	**61%**
Net financial position ÷ cash provided by operating activities	**1.4**	**3.4**

[1]Non-GAAP financial measure; see the reconciliation on page 33 of this report.
[2]Non-GAAP financial measure; see the reconciliation to internal operating profit on pages 112-113 of the Annual Report.

Net interest expense rose by €256 million relative to the year-earlier figure, mainly due to the increase in interest expense related to the financing of the acquisitions of Powergen and Ruhrgas and to the decline in interest income resulting from interest rates that were lower than in the prior year. Net interest expense consists only of interest income and interest expense that are included in the calculation of our net financial position. Net interest expense, a non-GAAP financial measure, is used by equity analysts to calculate other commonly used financial measures such as EBITDA÷net financial expense. In the table below, net interest expense is derived from the next directly comparable U.S. GAAP financial measure.

Reconciliation to Net Interest Expense

€ in millions		2003		2002
Interest income shown in the Consolidated Statements of Income		-1,107		-372
- Income from long-term loans	-	52	-	42
+ Accretion expense from the adoption of SFAS 143	+	486		-
+ Net interest expense on financial liabilities to affiliated companies and to companies in which share investments are held	+	12	+	9
Net interest expense		**-661**		**-405**

Net financial position÷cash provided by operating activities improved from 3.4 in 2002 to 1.4 in the year under review. This results both from our lower net financial position and from the improvement in cash provided by operating activities. Because EBITDA was up year-on-year, EBITDA÷net financial position also improved substantially, increasing from 61 percent to 120 percent. Only EBITDA÷net interest expense declined, decreasing from 18.7 times net interest expense in 2002 to 14.3 times net interest expense in 2003. The reason for the decline is that the increase in our net interest expense was proportionally greater than the improvement in our EBITDA.

Financial Policy

In managing our financial position, we pursue a policy that gives E.ON substantial *financial flexibility and instant access to short-term and long-term financial resources.

At year end 2003, we had at our disposal a syndicated credit facility (€7.5 billion in short-term, €5 billion in long-term) and short-term credit lines through individual banks (€0.2 billion). We also have at our disposal the Commercial Paper program (€10 billion), and the Medium Term Note program (€20 billion). As of the balance-sheet date, E.ON had utilized €2 billion of the Commercial Paper and €7.5 billion of the Medium Term Note program. No bank loans were utilized.

On August 4, 2003, Standard&Poor's confirmed its AA- rating for E.ON's long-term bonds and changed the outlook from stable to negative. Since January 10, 2003, E.ON bonds have had a long-term rating of A1 (stable outlook) from Moody's. Moody's left its rating unchanged following the annual review process. Commercial paper issued by E.ON has short-term ratings of A-1+ and P-1 by Standard&Poor's and Moody's, respectively. Following the takeover of Midlands Electricity, both agencies confirmed that their ratings remain unchanged. We are committed to maintaining at a minimum a strong single "A" rating.

Foreign Exchange, Interest rate, and Commodity Price Risk Management

The E.ON Group's business operations and related financial activities expose it to exchange rate, interest rate, and commodity price fluctuations. In order to limit the Group's exposure to these risks, E.ON pursues systematic and Group-wide financial and risk management. To this end, E.ON also uses derivative financial instruments. These instruments are established and commonly used and are transacted with financial institutions, brokers, power exchanges, and third parties whose credit standing is monitored on an ongoing basis.

As of December 31, 2003, the face value of interest rate, foreign currency, and stock market hedging transactions was €24,385 million. The market value of these hedging transactions was €606 million. The decrease in financial derivative activity is principally attributable to the deconsolidation of Degussa, a decline in intercompany foreign-currency-denominated loans, and the unwinding of interest rate swaps at Powergen.

We also use derivative financial instruments to limit exposure to risks from changes in commodity and product prices. Our energy business used electricity, gas, coal, and oil price hedging transactions to limit its exposure to risks resulting from price volatility, to optimize the deployment of generating assets, to execute load balancing, and to increase margins. Our energy segment also engages in commodity trading in accordance with detailed trading guidelines and within narrow limits. The face value of energy derivatives amounted to €18,296 million as of December 31, 2003. The market value of all commodity transactions amounted to €102 million.

We have a Group-wide system in place to monitor and manage the credit risks associated with derivative financial instruments.

Consolidated Assets, Liabilities, and Stockholders' Equity

€ in billions	Dec. 31, 2003	%	Dec. 31, 2002	%
Long-term assets	87.0	78	86.3	76
Short-term assets	24.9	22	27.2	24
Assets	**111.9**	**100**	**113.5**	**100**
Stockholders' equity	29.8	27	25.7	23
Minority interests	4.6	4	6.5	6
Long-term liabilities	53.4	48	58.5	51
Short-term liabilities	24.1	21	22.8	20
Total stockholders' equity and liabilities	**111.9**	**100**	**113.5**	**100**

Asset and Capital Structure

The acquisition of Ruhrgas and Graninge led to a €0.7 billion increase in long-term assets in 2003. Short-term assets declined by €2.3 billion. As a result, total assets declined by €1.6 billion to €111.9 billion. Our equity ratio for 2003 increased to 27 percent compared with 23 percent in the previous year.

Long-term liabilities decreased by €5.1 billion to €53.4 billion.

The following key figures underscore the E.ON Group's solid asset and capital structure through the end of 2003:

- Long-term assets are covered by stockholders' equity at 34.3 percent (2002: 29.8 percent).
- Long-term assets are covered by long-term capital at 101 percent (2002: 105 percent).

Employees


Employees1
Dec. 31, 2003[2]
Dec. 31, 2002
E.ON Energie
43,853
41,823
Ruhrgas
10,150
-
Powergen
10,062
11,017
E.ON AG/Other
597
558
Core energy business
64,662
53,398
Viterra
1,887
2,471
Degussa[3]
-
45,467
Other activities
1,887
47,938
Continuing operations
66,549
101,336
Discontinued operations[4]
-
5,494
0
20,000
40,000
60,000
80,000
100,000

[1]Figures do not include apprentices.
[2]Figures do not include managing directors or board members.
[3]As of December 31, 2003, Degussa had 44,481 employees and 2,125 apprentices.
[4]Includes CRC Evans, Gelsenwasser, Viterra Energy Services, and Viterra Contracting effective December 31, 2002.

At year end 2003, the E.ON Group's staff count totaled 66,549 for its continuing operations worldwide, not including 306 board members and managing directors and 2,528 apprentices. E.ON's workforce declined by 34,787 employees, or 34.3 percent, in relation to year end 2002.

The decrease was caused by the deconsolidation of Degussa, which reduced Group staff count by 45,467 employees when it took effect on February 1, 2003.

In the year under review, wages and salaries, including social security contributions and retirement plans, totaled €4.9 billion for our continuing operations, compared with €6.4 billion in the prior year.

I've been fortunate to work closely with many individuals and integration teams across E.ON and its subsidiaries, and to witness first-hand the incredibly talented employees in this company. Engaging them and encouraging them to share their knowledge and unique insights across the organization is key to maximizing E.ON's success.



Dr. Paula Pottinger, Vice President
Human Resources, LG&E Energy LLC

Research and Development

The E.ON Group's expenditures for research and development (R&D) totaled €69 million in 2003 against €380 million in the prior year. The decline is mainly attributable to the deconsolidation of Degussa. Overall, 852 employees work in R&D at the E.ON Group: 399 at E.ON Energie, 437 at Ruhrgas, and 16 at Powergen.

E.ON Energie participates in national and international research initiatives in the area of energy technology and runs its own projects to test new technology. For many years, E.ON Energie has been involved in projects aimed at enhancing the efficiency of today's and tomorrow's large-scale generating facilities. One example is the development of pressurized coal-dust firing. Studies on large, fossil-fuel-fired generating facilities promise results in the near term. E.ON Energie is pursuing this project in cooperation with prominent manufacturers of generating equipment. By working closely with leading university research institutes specializing in generation technology and its energy industry peers, E.ON Energie is helping to ensure that new insights flow into the design of the generating facilities of the future.

The purpose of Ruhrgas's R&D is to optimize the operation and monitoring of its pipeline system. R&D is also focused on enhancing gas's attractiveness vis-à-vis competing energy sources and on developing new market segments for gas. One example is a helicopter-borne laser scanning system that can be used to detect gas pipeline leaks, a project in which Ruhrgas is partnering with the German Aerospace Center and with an engineering firm based in Brandenburg. Another example is Ruhrgas's involvement, since 2002, in a European cooperative venture to test fuel cell heaters in multifamily dwellings.

Powergen's engineering expertise is concentrated in the PowerTech business located near Nottingham, whose R&D activities and innovative products and services help the company's subsidiaries in the United Kingdom to achieve their strategic objectives. The core competencies involved are also applied to develop commercially focused solutions for non-Powergen customers through a specialist engineering and technical consultancy service.

Environmental Protection Investments at High Level

We invested a total of more than €300 million in environmental protection in 2003.

One of E.ON Energie's key objectives is to further reduce both its consumption of primary resources and its emission of pollutants and carbon dioxide (CO_2). With an average 2003 emission rate of roughly 358 grams of CO_2 for every kWh of electricity produced, E.ON Energie's emissions are nearly 40 percent below the average for power producers in Germany. E.ON Energie is actively involved in research into high-temperature components in order to enhance the fuel efficiency—and thus reduce the CO_2 emissions—of the next generation of coal-fired power plants.

Ruhrgas's natural gas operations contribute in many ways to reducing environmentally harmful emissions. Ruhrgas operates technically advanced and efficient installations and machinery that emit few pollutants. Its efforts in the area of environmental stewardship often go well beyond compliance with environmental regulations. One example involves the compressor stations in natural gas transmission pipelines. Compressor stations are typically powered by gas turbines which emit CO_2. Emissions can be considerably reduced, however, by optimizing the gas flow and by making selective use of individual compressor stations.

Powergen has devoted increasing attention to measures that have a positive influence on society and the environment. Such measures encompass Powergen's operations, products, and services but also aim to encourage a dialog with its stakeholders. Powergen released its first-ever Corporate Responsibility Report in 2003 (www.powergenplc.com/crreport).

Major Events after the Close of the Financial Year

- On January 16, 2004, Powergen completed the acquisition of Midlands Electricity for €1.710 billion (£1.177 billion) and is now the sole owner of the U.K.-based electric distribution company.
- On January 20, 2004, E.ON sold its 4.99 percent shareholding in Unión Fenosa, a Spanish utility, for approximately €217 million or €14.25 per share. E.ON realized a book gain of about €26 million on the transaction.
- On January 26, 2004, EWE's two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen, acquired E.ON Energie's 27.4 percent stake in EWE by exercising their preemptive rights. This completed the stock purchase and transfer agreement dated December 8, 2003.
- On January 28, 2004, EWE purchased 32.1 percent of our VNG stake. Pursuant to the conditions of the ministerial approval, the remaining 10 percent stake was offered to municipal authorities in eastern Germany at the same price. The municipal authorities purchased the 10 percent stake on the same day.
- On February 11, 2004, the state Superior Court in Düsseldorf granted an appeal filed by Teag Thüringer Energie against an injunction order issued by the German Federal Cartel Office on December 16, 2002, regarding Teag's allegedly excessive rates for electric transmission services. The court stated that the rate calculation formula of the association agreement II+ is based on a recognized business method. The court granted the Cartel Office the right to appeal the decision to the German Supreme Court. Court decisions are still pending in civil suits filed against certain E.ON Group regional utilities regarding the fairness of their rates for electric transmission services.

Risk Management System and Existing Risks

In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses. To manage these risks, we use a comprehensive risk management system that is embedded in our business and decision-making procedures. Key components of the system include our standardized, Group-wide planning and controlling processes, Group-wide guidelines and reporting systems, and a Group-wide risk reporting system. Our risk-management system is designed to enable us to recognize risks early and to execute the necessary countermeasures. In addition, our Group-wide planning, controlling, and reporting processes are being further optimized and integrated.

As required by applicable statutes, the reliability of our risk management system is checked regularly by the internal audit and controlling departments of our divisions and of E.ON AG, as well as by our independent auditors.

The following important risk categories are found within the E.ON Group and are thus also significant for E.ON AG.

Operational Risks

Technologically complex production facilities are involved in the production and distribution of energy and in the chemicals business. Operational failures or extended production stoppages of facilities or components of facilities could negatively impact our earnings. The following are among the significant measures we employ to address these risks:

- Systematic employee training and qualification programs
- Further refinement of our production procedures and technologies
- Regular facility and system maintenance.

Should an accident occur despite the measures we employ, we have a reasonable level of insurance coverage.

Financial Risks

During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks. The instruments used to hedge these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential currency fluctuation risks from short-term securities, but these are controlled and monitored by appropriate fund management.

External Risks

E.ON's subsidiaries operate in an international market environment that is characterized by general risks related to the business cycle and by more intense competition. The liberalization of the European energy market exposes our electricity operations in particular to price and sales volume risks.

Our comprehensive sales monitoring system and intensive customer management help minimize these risks. We also counter market price fluctuations in our energy operations by trading electricity, gas, and certain commodities. This sometimes involves utilizing derivative financing instruments. Our use of derivative financial instruments is organized and monitored in compliance with detailed trading rules.

The political and legal environment in which the E.ON Group does business is a source of additional risks. Changes to this environment can lead to considerable uncertainty with regard to planning.

The implementation of EU directives on power and gas market liberalization, together with the mandatory creation of an independent regulatory authority, will change Germany's current system of self-regulation via negotiated third party grid access in the electricity and gas industries. At the time of this writing, we cannot predict how the establishment of a regulator and changes to the current system of transmission system access will affect our operations.

On October 13, 2003, the EU adopted a directive requiring member states to have a CO_2 emissions allowance trading scheme in place so that EU-wide emissions allowance trading can begin on January 1, 2005. The directive affects all generating facilities with an output capacity of 20 megawatts and above. We assume that many of our generating facilities will be affected by the directive. It is unclear at this stage, however, how many permits will be allocated to E.ON for the period 2005 to 2007. The approval process for permit allocation is scheduled to begin in the summer of 2004. The allocation of permits is expected in September 2004. We will not know until then whether the E.ON Group will be allocated enough emissions permits to operate its generating fleet starting in 2005, or whether we will need to buy permits in the secondary market.

Uncertainty also attends the following issues:

- the debate about provisions for nuclear waste management under the EU's nuclear energy directive
- the effects of legal unbundling
- taxes that raise electric and gas prices and the resulting passthrough risk.

Our goal is to play an active role in shaping our business environment. We pursue this goal by engaging in a systematic, constructive, and informed dialog with leading politicians and jurists.

IT Risks

The operational and strategic management of the Group relies heavily on complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and certain technological security measures. In addition, the E.ON Group has in place a range of technological and organizational measures to counter the risk of unauthorized access to data, the misuse of data, and data loss.

In the period under review, the *integration of Ruhrgas substantially changed the E.ON Group's risk situation. However, we do not currently perceive any risks that would threaten the existence of the Group or its subsidiaries.

To be competitive, we need to involve our customers, to listen to them, and to work together with the group to make sure their requirements are met. That's how we earn our customers' trust. And trust is the key to success in the electricity market.



Eva-Lisa Persson,
Customer Center Manager, Sydkraft AB

Outlook

The German Council of Economic Experts expects the global economy to expand briskly in 2004. The United States' expansionary fiscal and accommodationist monetary policy will provide important ongoing support to economic activity. U.S. GDP growth for 2004 is forecast at 4 percent. Though the EU economy is expected to pick up as well, its growth is forecast at a more leisurely 1.9 percent in real terms. Under this scenario, the European Union will not close the economic growth gap between it and the United States. Germany's economy is expected to expand hesitantly in 2004 and, as in the past, be mainly export driven. Domestic demand is expected to remain weak. Despite the favorable monetary environment and increased confidence that the economy is improving, consumption and investment are unlikely to show any increases. The Council of Economic Experts anticipates that the German economy will expand by 1.5 percent in real terms in 2004.

Effective January 1, 2004, we aligned our organizational structure with the five target markets defined in our on-top project: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. This will also be our external reporting structure for 2004.

Investment Plan 2004

€ in billions


0.7 Pan-European Gas
0.5 U.K.
0.6 Nordic
0.4 U.S. Midwest
0.3 Other
2.5 Central Europe

Our investment plan for 2004 was also based on our new corporate structure. More than half of our total investments will be made outside Germany.

The acquisition of Midlands Electricity in the United Kingdom and of majority interests in Central Europe will lead to a slight increase in the E.ON Group's staff count in 2004.

Through year end 2003, internal operating profit was E.ON's key figure in terms of management control and served as an indicator of a business's long-term earnings power. Beginning January 1, 2004, earnings before interest and taxes (EBIT) is our new performance figure. One reason for the change is that, increasingly, interest income is centrally managed. Another is that EBIT is a more commonly used financial measure among capital market participants and therefore makes it easier to compare our performance with that of our peers.

For 2004, we expect consolidated EBIT to surpass the record number we posted in 2003.

We anticipate that our Central Europe market unit's EBIT for 2004 will top the comparable year-earlier figure. We expect the earnings drivers to be *efficiency improvements through the transfer of best practices, the inclusion of earnings streams from newly consolidated subsidiaries in central Eastern Europe, the passthrough of higher wholesale electricity prices to final customers, and the realization of regional synergies.

For 2004, we do not expect our Pan-European Gas market unit to repeat its extraordinarily high EBIT performance of the prior year. Our guidance is based on the assumption that 2004 will have normal weather patterns.

The 2004 EBIT of our U.K. market unit is expected to be significantly above prior-year level. The main driver will be the successful *integration of the newly acquired Midlands distribution business. We also expect the integrated generation, trading, and retail business to post higher EBIT.

Due in particular to the full-year consolidation of Graninge, we also expect our Nordic market unit to report appreciably higher EBIT in 2004.

The 2004 EBIT of the U.S. Midwest market unit is expected to be ahead of the prior year in local currency. The 2004 EBIT performance of the regulated business should improve as a result of rate cases that were filed in December 2003. The success of the non-regulated businesses will depend on political and economic factors in Argentina. In reporting currency, 2004 EBIT is expected to be affected by the development of the U.S. dollar compared to the euro.

We do not anticipate that Viterra will be able to repeat in 2004 the extraordinary growth rate in housing units sold it recorded in 2003. With the number of units sold expected to decline, we do not anticipate that Viterra's EBIT for 2004 will reach the prior year's level.

Despite additional improvements in our operating performance, we do not expect consolidated net income for 2004 to reach the prior-year level. From today's perspective, we do not anticipate book gains in 2004 that would be similar in magnitude to those recorded in 2003.

E.ON Stock

E.ON Stock and E.ON Bonds

E.ON stock is listed not only on all German stock exchanges, but also on the Swiss Stock Exchange and as American Depositary Receipts on the New York Stock Exchange. E.ON stock is included in all major European stock indices.

Key Figures per Share

€	2003	2002	+/- %
Stock price at year end	51.74	38.45	+35
Earnings from continuing operations	6.04	-1.10	-
Earnings from discontinued operations	1.74	5.07	-66
Dividend	2.00	1.75	+14
Book value at year end[1]	45.39	39.33	+15

[1]Excludes minority interests.

Stock Price at Year End[1]

€ per share[1]


48.45
64.80
58.18
38.45
51.74
60
40
1999
2000
2001
2002
2003

[1]The 1999 price refers to the stock of E.ON's predecessor entity, VEBA.

E.ON Stock Outperforms Market Considerably in 2003

The EURO STOXX 50, an index of premier European equities, rose 18.4 percent in 2003. The STOXX Utilities index closed the year 14.9 percent higher. Though the market environment for equities continued to be difficult, E.ON stock advanced 34.6 percent, thereby considerably outperforming both the broader European equity market and its European utility peers. Shareowners who reinvested their cash dividends saw their E.ON investment increase by 39.9 percent in value in 2003 and therefore outperform the DAX index of Germany's top 30 blue chips, which ended the year up 37.1 percent.

E.ON Stock Delivers Superior Performance over Longer Term

Investors who purchased €5,000 worth of E.ON stock at the end of 1993 and reinvested their cash dividends saw the value of their investment rise to more than €12,000 by the end of 2003. This represents an average annual increase of 9.4 percent, higher than Germany's DAX index, which advanced 5.8 percent per year on average over the same period. At 9.1 percent, the average annual increase of the EURO STOXX 50 was roughly equal to that of E.ON stock. During the same ten-year span, the STOXX Utilities index performed less well, increasing an average of 7.5 percent each year.

Investors who purchased €5,000 worth of E.ON stock at the end of 1998 and reinvested their cash dividends saw the value of their investment rise 15.4 percent by year end 2003. Over the same five-year period the DAX index fell 20.7 percent, the EURO STOXX 50 fell 10.6 percent, and the STOXX Utilities fell 15.5 percent. E.ON stock thus considerably outperformed the broader German stock market, European blue chips, and its European utility peers.

Proposed Dividend Increased to €2 per share

At the 2004 Annual Shareholders' Meeting, management will propose that the cash dividend for the 2003 financial year be increased by 14.3 percent, from €1.75 per share in the previous year to €2 per share. Compared with the 1999 dividend of €1.25, dividends have risen 60.0 percent over the last five years, or an average of 12.5 percent per year. The dividend yield is 3.9 percent based on E.ON stock's year-end 2003 closing price.

- E.ON Stock Outperforms Market Considerably in 2003
- Ruhrgas Exceeds Expectations
- Majority Ownership Obtained in Graninge; Midlands Electricity Acquired


E.ON Stock Performance versus German and European Stock Indices
Percentages
E.ON
DAX
EURO STOXX
STOXX Utilities
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

E.ON Bonds

Under its Medium Term Note program, in May 2002 E.ON premiered on international bond markets by issuing a multi-currency bond in euros and pounds sterling in the amount of €7.3 billion. E.ON bonds have since then shown a very positive performance in the secondary market.

E.ON bonds are in several bond indices, which choose the bonds they include according to strict criteria as to the bonds' rating, term, and trading volume.

New Energy in Investor Relations

The aim of our investor relations (IR) activities is to communicate with investors and analysts on a regular basis so that they have the information they need to evaluate E.ON's current performance and prospects for the future. We know that it is crucial to earn and maintain the trust of our institutional and retail stock and bond investors. To this end, our IR team provides investors with up-to-date, *transparent, and comprehensive information.

As a market leader, we're committed to adapting to changing markets faster and better than our rivals. By recognizing and actively shaping market trends, we can deliver value to our customers—and to E.ON's shareholders.



Dr. Uwe Kolks, Senior Vice President
Sales Management, E.ON Energie AG

E.ON Stock Key Figures[1]

Per share		1999	2000	2001	2002	2003
Earnings from						
continuing operations	€	-	4.74	3.76[2]	-1.10	6.04
discontinued operations	€	-	0.33	-0.09[2]	5.07	1.74
cumulative changes to accounting principles, net	€	-	-	-0.04[2]	0.29	-0.67
net income	€	3.90	5.07	3.81[2]	4.26	7.11
Dividend	€	1.25	1.35	1.60	1.75	2.00
Dividend declared	€m	628	972	1,100	1,142	1,312
12-month high	€	62.60	66.55	64.50	59.97	51.74
12-month low	€	41.60	41.01	46.91	38.16	34.67
Year end	€	48.45	64.80	58.18	38.45	51.74
Number of shares outstanding	million	503	621	674	652	656
Market capitalization	€bn	24.4	49.5	40.3	26.6	35.8
Book value[3]	€	36.09	38.61	36.30	39.33	45.39
Market-to-book-value ratio[4]	%	134	168	160	98	114
E.ON share trading volume[5]	€bn	21.1	28.6	38.3	39.9	38.5
Trading volume on all German stock exchanges	€bn	755.5	1,179.9	1,025.7	859.9	807.8
E.ON stock's share of trading volume	%	2.8	2.4	3.7	4.6	4.8

[1]Figures for 1999 refer to E.ON's predecessor entity, VEBA.
[2]Adjusted for discontinued operations and goodwill amortization.
[3]Excludes minority interests.
[4]Year-end stock price expressed as a percentage of book value (excluding minority interests).
[5]On all German stock exchanges including the XETRA system.

We serve our institutional stock and bond investors by means of one-on-one meetings, road shows in and outside Germany, and telephone conferences held when E.ON issues financial reports or announces major transactions. Via the Internet, retail investors have access to the very same information as institutional investors. At www.eon.com, retail investors can find detailed information about E.ON; watch live webcasts of our telephone, analysts, and investor conferences as well as portions of E.ON's Annual Shareholders' Meetings; and access chart presentations and transcripts of statements made by E.ON executives.

Ratings and Outlook for E.ON AG Bonds

	Long term	Short term	Outlook
Moody's	A-1	P-1	stable
Standard & Poor's	AA-	A-1+	negative
Fitch[1]	AA-	F-1+	negative

[1]Unsolicitated rating.

The highlights of 2003 were E.ON's acquisition of Ruhrgas, the systematic execution of our divestment strategy, and the launching of on·top, our enterprise-wide structural and strategy initiative. The ambitious strategic and performance targets defined in on·top have substantially increased the demand for information, as have the proposed changes to the regulatory landscape in the electricity and gas sector and the discussions surrounding the introduction of EU-wide trading in carbon dioxide emissions allowances.

We are committed to making personal contacts with capital market participants an even greater part of our IR effort. To do so, we aim to further intensify our IR activities in 2004 in order to serve the growing number of investors interested in E.ON.

Being open about our strategy and financial targets was one of the main priorities of on·top. For investor relations, this means working even harder to improve our communications with the capital markets in order to deepen our close and long-standing relationships with analysts and investors.



Kiran Bhojani, Executive Vice President
Investor Relations, E.ON AG

Honorary Chairman

Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Ulrich Hartmann
Chairman of the Supervisory Board, E.ON AG, Düsseldorf
(since April 30, 2003)

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Günter Adam
Foreman, Hanau

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board, Siemens AG, Munich

Ralf Blauth
Industrial Clerk, Marl

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board, Deutsche Bank AG, Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG, Düsseldorf

Wolf-Rüdiger Hinrichsen
Head of the Economic Affairs Department, E.ON AG, Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association, Düsseldorf

Dr. Jochen Holzer
Honorary Senator, former Chairman of the Supervisory Board, VIAG AG, Munich
(until April 30, 2003)

Jan Kahmann
Member of the Board, Unified Service Sector Union (ver.di), Berlin (until April 30, 2003)

Eva Kirchhof,
Diploma Physicist, Marl

Seppel Kraus
Labor Union Secretary, Munich
(since April 30, 2003)

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer, Henkel Group, Düsseldorf
(since April 30, 2003)

Dr. h.c. André Leysen
Honorary Chairman of the Administrative Board, Gevaert N.V., Mortsel, Belgium
(until April 30, 2003)

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, Ruhrgas AG, Essen
(Chairman until April 30, 2003)

Margret Mönig-Raane
Vice-Chairwoman of the Board, Unified Service Sector Union (ver.di), Berlin (until April 30, 2003)

Peter Obramski
Labor Union Secretary, Gelsenkirchen
(since April 30, 2003)

Ulrich Otte
Systems Engineer, Munich

Klaus-Dieter Raschke
Tax Assistant, Nordenham

Armin Schreiber
Electrical Engineer, Grafenrheinfeld
(until April 30, 2003)

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board, Allianz AG, Munich

Prof. Dr. Wilhelm Simson
Munich
(since April 30, 2003)

Gerhard Skupke
Gas Technician, Fürstenwalde
(since April 30, 2003)

Kurt F. Viermetz
Retired Vice-Chairman and Director of the Board, J.P. Morgan & Co., Inc., New York
(until April 30, 2003)

Dr. Bernd W. Voss
Member of the Supervisory Board, Dresdner Bank AG, Frankfurt am Main
(until April 30, 2003)

Dr. Georg Freiherr von Waldenfels
Former Minister of State, Attorney, Munich
(since April 30, 2003)

Supervisory Board Committees

Executive Committee
Ulrich Hartmann, Chairman
Hubertus Schmoldt
Ralf Blauth
Dr. Henning Schulte-Noelle

Audit Committee
Dr. Karl-Hermann Baumann, Chairman
Ralf Blauth
Ulrich Hartmann
Klaus-Dieter Raschke

Finance and Investment Committee
Ulrich Hartmann, Chairman
Dr. Gerhard Cromme
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt



Dr. Gaul Dr. Bergmann Dr. Bernotat Dr. Teyssen Dr. Schipporeit Dr. Krüper

Dr. Wulf H. Bernotat
Born 1948 in Göttingen, member of the Board of Management since 2003
Chairman and CEO, Düsseldorf (since May 1, 2003)

Ulrich Hartmann
Born 1938 in Berlin, member of the Board of Management since 1989
Chairman and co-CEO, Düsseldorf (until April 30, 2003)

Prof. Dr. Wilhelm Simson
Born 1938 in Cologne, member of the Board of Management since 2000
Chairman and co-CEO, Düsseldorf (until April 30, 2003)

Dr. Burckhard Bergmann
Born 1943 in Sendenhorst/Beckum, member of the Board of Management since 2003
Upstream Business, Düsseldorf (since March 5, 2003)

Dr. Hans Michael Gaul
Born 1942 in Düsseldorf, member of the Board of Management since 1990
Controlling/Corporate Planning, M&A, and Legal Affairs, Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen, member of the Board of Management since 1996
Human Resources, Infrastructure and Services, Procurement, and Organization, Düsseldorf

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld, member of the Board of Management since 2000
Finance, Accounting, Taxes, and IT, Düsseldorf

Dr. Johannes Teyssen
Born 1959 in Hildesheim, member of the Board of Management since 2004
Downstream Business, Düsseldorf (since January 1, 2004)

Executive Vice Presidents
Kiran Bhojani, Düsseldorf
Dr. Peter Blau, Düsseldorf
Gert von der Groeben, Düsseldorf
Ulrich Hüppe, Düsseldorf (until December 31, 2003)
Heinrich Montag, Düsseldorf
Dr. Rolf Pohlig, Düsseldorf
Hans Gisbert Ulmke, Düsseldorf

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions	2003	2002
Sales	**46,364**	**36,624**
Electricity and petroleum tax	-3,823	-933
Sales, net of electricity and petroleum tax	**42,541**	**35,691**
Cost of goods sold and services provided	-32,780	-26,534
Gross profit on sales	**9,761**	**9,157**
Selling expenses	-4,556	-4,839
General and administrative expenses	-1,399	-1,649
Other operating income	5,075	4,414
Other operating expenses	-2,984	-4,178
Financial earnings	-359	-1,273
Goodwill impairment	-	-2,391
Income/(Loss) from continuing operations before income taxes and minority interests	**5,538**	**-759**
Income taxes	-1,124	662
Minority interests	-464	-623
Income/(Loss) from continuing operations	**3,950**	**-720**
Income (Loss) from discontinued operations, net	1,137	3,306
Cumulative effect of changes in accounting principles, net	-440	191
Net income	**4,647**	**2,777**
Earnings per share in €		
from continuing operations	6.04	-1.10
from discontinued operations	1.74	5.07
from cumulative effect of changes in accounting principles, net	-0.67	0.29
from net income	**7.11**	**4.26**
Basic earnings per share in €	**7.11**	**4.26**
Diluted earnings per share in €	**7.11**	**4.26**

Independent Auditors' Report

We have audited the accompanying Consolidated Balance Sheets of E.ON AG, Düsseldorf, and subsidiaries as of December 31, 2003 and 2002, and the related Consolidated Statements of Income, Statements of Changes in Equity and Cash Flows as well as notes for the years then ended. These Consolidated Financial Statements prepared in accordance with United States Generally Accepted Accounting Principles are the responsibility of E.ON's Board of Managing Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit of the Consolidated Financial Statements in accordance with German auditing regulations for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) as well as in accordance with United States Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. Knowledge of E.ON's business activities and the economic and legal environment and evaluations of possible misstatements are taken into account in the determination of audit procedures. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit the Consolidated Financial Statements referred to above present fairly, in all material respect, the net assets and financial position of the group as of December 31, 2003 and 2002, and of its results of operations and its cash flows for the years then ended in conformity with United States Generally Accepted Accounting Principles.

Our audit, which according to German auditing regulations also extends to the Group Management Report prepared by the Board of Managing Directors which has been combined with the Management Report of E.ON AG as a legal entity for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion, on the whole the combined Management Report provides a suitable

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	December 31 2003	December 31 2002
Assets		
Goodwill	13,955	14,512
Intangible assets	4,114	4,528
Property, plant and equipment	42,836	42,427
Financial assets	17,725	16,971
Fixed assets	**78,630**	**78,438**
Inventories	2,477	3,840
Financial receivables and other financial assets	2,192	1,847
Operating receivables and other operating assets	15,833	17,009
Assets of disposal groups	-	508
Liquid funds (thereof cash and cash equivalents < 3 months 2003: 3,321; 2002: 1,342)	10,795	8,385
Non-fixed assets	**31,297**	**31,589**
Deferred taxes	1,525	3,042
Prepaid expenses	398	434
Total assets (thereof short-term 2003: 24,912; 2002: 27,217)	**111,850**	**113,503**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	December 31 2003	December 31 2002
Stockholders' equity and liabilities		
Capital stock	1,799	1,799
Additional paid-in capital	11,564	11,402
Retained earnings	16,976	13,472
Accumulated other comprehensive income	-309	-761
Treasury stock	-256	-259
Stockholders' equity	**29,774**	**25,653**
Minority interests	**4,625**	**6,511**
Provisions for pensions	7,442	9,163
Other provisions	26,764	25,584
Accrued liabilities	**34,206**	**34,747**
Financial liabilities	21,787	24,850
Operating liabilities	14,113	14,186
Liabilities	**35,900**	**39,036**
Liabilities of disposal groups	-	339
Deferred taxes	6,265	6,162
Deferred income	1,080	1,055
Total liabilities *(thereof short-term 2003: 24,083; 2002: 22,838)*	***82,076***	***87,850***
Total stockholders' equity and liabilities	**111,850**	**113,503**

understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the Consolidated Financial Statements and the combined Management Report for the business year from January 1 to December 31, 2003, satisfy the conditions required for E.ON's exemption from its duty to prepare Consolidated Financial Statements and the Group Management Report in accordance with German accounting law.

As discussed in Note 2 to the Consolidated Financial Statements, effective January 1, 2003, E.ON adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". Also, as discussed in Note 2 to the Consolidated Financial Statements, effective January 1, 2002, E.ON adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Düsseldorf, February 19, 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Brebeck	Wiegand
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

€ in millions	pro forma 1999[1]	pro forma 2000	2001[2]	2002	2003
Sales	**69,745**	**88,858**	**36,886**	**36,624**	**46,364**
Income/(loss) from continuing operations before income taxes and minority interests	5,048[3]	6,498	3,146	-759	5,538
Income/(loss) from continuing operations	3,095[4]	3,440	2,533	-720	3,950
Net income	**2,839**	**3,678**	**2,570**	**2,777**	**4,647**
EBITDA[5]	8,564	8,041	6,537	7,558	9,458
EBIT[5]	3,722	3,136	3,634	4,649	6,228
Internal operating profit[6]	2,748	2,445	3,102	3,817	4,565
ROCE[7] (in %)	8.9	10.1	9.6	9.2	9.9
Cost of capital (in %)	9.5	9.5	9.5	9.5	9.5
Earnings per share (in €)	3.90	5.07	3.81	4.26	7.11
from continuing operations	-	4.74	3.76	-1.10	6.04
from discontinued operations	-	0.33	0.09	5.07	1.74
from cumulative effect of changes in accounting principles, net	-	-	-0.04	0.29	-0.67
Dividend per share (in €)	1.25	1.35	1.60	1.75	2.00
Asset structure					
Long-term assets	60,169	65,592	64,663	86,286	86,938
Short-term assets	34,459	40,623	36,996	27,217	24,912
thereof liquid funds	9,529	8,501	12,144	8,385	10,795
Total assets	94,628	106,215	101,659	113,503	111,850
Capital structure					
Stockholders' equity	26,293	28,033	24,462	25,653	29,774
thereof capital stock	1,985	1,985	1,799	1,799	1,799
Minority interests	4,888	5,123	6,362	6,511	4,625
Long-term liabilities	41,478	40,821	44,628	58,501	53,368
thereof provisions	28,683	27,940	26,564	29,159	27,135
thereof financial liabilities	8,000	7,611	9,308	17,175	14,521
thereof other liabilities	4,795	5,270	8,756	12,167	11,712
Short-term liabilities	21,969	32,238	26,207	22,838	24,083
thereof provisions	8,371	8,315	6,237	5,588	7,071
thereof financial liabilities	3,929	11,743	7,011	7,675	7,266
thereof other liabilities	9,669	12,180	12,959	9,575	9,746
Total liabilities and stockholders' equity	94,628	106,215	101,659	113,503	111,850
Cash flow and investments					
Cash provided by operating activities	4,866	3,413	2,571	3,614	5,538
Investments	11,045	14,380	6,867	24,159	9,196
Employees at year end	**203,733**	**166,183**	**86,773**	**101,336**	**66,549**
Financial ratios					
Equity ratio (in %)	27.8	26.4	24.1	22.6	26.6
Long-term assets as a percentage of property, plant, and equipment	120.8	112.8	116.7	105.1	101.0
Return on equity after taxes (in %)	11.2	13.5	9.8[8]	11.1	16.8
Net financial position (liquid funds minus financial liabilities)[9]	-205	-4,141	1,782	-12,460	-7,855
Cash provided by operating activities as a percentage of sales	7.0	3.8	7.0	9.9	11.9

[1]Includes MEMC and VAW aluminium.
[2]Adjusted for discontinued operations and goodwill amortization.
[3]Net income before taxes.
[4]Net income after taxes.
[5]Non-GAAP financial measure; see reconciliation to internal operating profit on pages 112-113 of the Annual Report.
[6]Non-GAAP financial measure; see reconciliation to net income on page 28 of this report.
[7]Non-GAAP financial measure; see derivation on pages 55-57 of the Annual Report.
[8]Stockholders' equity not adjusted for goodwill amortization.
[9]Non-GAAP financial measure; see reconciliation on page 32 of this report.

Financial Calendar

April 28, 2004	Annual Shareholders' Meeting
April 29, 2004	Dividend Payment
May 13, 2004	Interim Report: January-March 2004
August 12, 2004	Interim Report: January-June 2004
November 11, 2004	Interim Report: January-September 2004
March 10, 2005	Annual Press Conference
March 10, 2005	Annual Analysts Conference
April 27, 2005	Annual Shareholders' Meeting

"Information regarding our corporate governance policies, as well as, disclosure required by Section 303A.11 of the New York Stock Exchange Listed Company Manual regarding differences between German corporate governance principles and those applicable to U.S. companies listed on the NYSE, is available on our website at www.eon.com"

For questions about attending the Annual Shareholders' Meeting, contact:

Corporate Finance
E.ON AG
E.ON-Platz 1
40479 Düsseldorf

T +49 (211) 4579-210/-901
F +49 (211) 4579-331

For more information about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf

T +49 (211) 4579-367
F +49 (211) 4579-532
info@eon.com
www.eon.com

Only the German version of this Summary Annual Report is legally binding.

Art direction: Lesmo
Photography: Michael Dannenmann, pages 10 and 44
Production: Jung Produktion, Düsseldorf
Typesetting & lithography: Lettern Partners, Düsseldorf
Printing: Bachem, Cologne

2003 Annual Report

on•top*

e·on

E.ON Group Financial Highlights

€ in millions	2003	2002[1]	+/- %
Electricity sales volume (in billion kWh)[2]	387.6	333.6	+16
Gas sales volume (in billion kWh)[2]	803.7	721.3	+11
Sales	46,364	36,624	+27
EBITDA[3]	9,458	7,558	+25
EBIT[3]	6,228	4,649	+34
Internal operating profit[4]	4,565	3,817	+20
Income/(loss) from continuing operations before income taxes and minority interests	5,538	-759	-
Income/(loss) from continuing operations	3,950	-720	-
Income/(loss) from discontinued operations	1,137	3,306	-66
Net income	4,647	2,777	+67
Investments	9,196	24,159	-62
Cash provided by operating activities	5,538	3,614	+53
Stockholders' equity	29,774	25,653	+16
Total assets	111,850	113,503	-1
ROCE[6] (in %)	9.9	9.2	+0.7[5]
Cost of capital (in %)	9.5	9.5	-
Return on equity after taxes[7] (in %)	16.8	11.1	5.7[5]
Employees at year end	66,549	101,336	-34
Earnings per share from (in €)			
continuing operations	6.04	-1.10	-
discontinued operations	1.74	5.07	-66
cumulative effect of changes in accounting principles, net	-0.67	0.29	-
net income	7.11	4.26	+67
Per share (in €)			
Dividend	2.00	1.75	+14
Stockholders' equity[8]	45.39	39.33	+15

[1]Adjusted for discontinued operations (see commentary on pages 133-141). [2]Unconsolidated and prior-year figures include pro-forma figures for Ruhrgas and Powergen. [3]Non-GAAP financial measure; see reconciliation to internal operating profit on pages 112-113. [4]Non-GAAP financial measure; see reconciliation to net income on page 36. [5]Change in percentage points. [6]Non-GAAP financial measure; see derivation on pages 55-57. [7]Net income excluding minority interests ÷ stockholders' equity excluding minority interests. [8]Excludes minority interests.

E.ON Group by Business Segment 2003

€ in millions	E.ON Energie	Ruhrgas	Powergen	Other/ Consoli-dation	Viterra	Degussa	Total
Sales	22,579	12,085	9,894	-273	1,085	994	46,364
EBITDA	5,778	1,530	1,531	-259	643	235	9,458
EBIT	3,834	1,169	905	-312	456	176	6,228
Internal operating profit	3,058	1,128	620	-693	295	157	4,565
ROCE (in %)	14.3	10.8	5.7	-	10.6	5.5	9.9
Cost of capital (in %)	9.9	9.0	8.6	-	7.6	10.1	9.5
Cash provided by operating activities	5,040	791	493	-795	102	-93	5,538
Investments	3,521	463	842	4,210	124	36	9,196
Employees at year end	43,853	10,150	10,062	597	1,887	-	66,549

Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below. E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain financial measures (consolidated internal operating profit, EBIT, EBITDA, ROCE, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

EON AG: An Overview

Corporate Center **E.ON AG** **Düsseldorf**	**Central Europe market unit**	**E.ON Energie AG, Munich, Germany** E.ON Energie ranks among Europe's largest energy services providers and has operations in Germany and in nine other European countries, including The Netherlands, Hungary, Slovakia, the Czech Republic, Switzerland, Italy, and Poland.	**100%**
	Pan-European Gas market unit	**Ruhrgas AG, Essen, Germany** With annual sales of approximately 600 billion kilowatt-hours of natural gas, Ruhrgas is one of Europe's premier gas companies and among the world's biggest natural gas importers. The company's customers include regional and municipal energy utilities and industrial enterprises.	**100%**
	U.K. market unit	**Powergen UK plc, London, United Kingdom** Headquartered in Coventry, Powergen is one of the United Kingdom's leading integrated energy utilities, providing power and gas service to approximately 8.6 million customer accounts.	**100%**
	Nordic market unit	**E.ON Nordic AB, Malmö, Sweden** Sydkraft manages our energy operations in Northern Europe. Through its more than 60 subsidiaries, Sydkraft generates, distributes, markets, and delivers electricity and gas.	**100%**
	U.S. Midwest market unit	**LG&E Energy LLC, Louisville, United States** Louisville-based LG&E Energy is a diversified energy services provider. Its operations are focused primarily on the regulated electric and gas utility sector in Kentucky.	**100%**
	Other Activities	**Viterra AG, Essen, Germany** Viterra is a growth-oriented real estate company focusing on its profitable residential real estate business. Viterra is Germany's leader in the rental and trading of housing units. The company also develops attractively located office and apartment buildings.	**100%**

E.ON Kraftwerke GmbH, Hanover	100%	E.ON Westfalen Weser AG, Paderborn	62.8%
E.ON Kernkraft GmbH, Hanover	100%	E.ON Benelux N.V., The Hague, Netherlands	100%
E.ON Wasserkraft GmbH, Landshut	100%	E.ON Hungária Rt., Budapest, Hungary	100%
E.ON Netz GmbH, Bayreuth	100%	Dél-dunántúli Áramszolgáltató Rt., Pécs, Hungary	92.4%
E.ON Sales & Trading GmbH, Munich	100%	Tiszántúli Áramszolgáltató Rt., Debrecen, Hungary	92.4%
E.ON Bayern AG, Regensburg	98.9%	Észak-dunántúli Áramszolgáltató Rt., Györ, Hungary	97.6%
Avacon AG, Helmstedt	56.5%	BKW FMB Energie AG, Bern, Switzerland	20%
E.ON Hanse AG, Quickborn	73.8%	E.ON Czech Holding AG, Munich, Germany	100%
EAM Energie AG, Kassel	73.3%	Jihoceská energetiká a.s., Ceské Budéjovice, Czech Republic	84.7%
E.DIS AG, Fürstenwalde an der Spree	71%	Jihomoravská energetiká a.s., Brno, Czech Republic	85.7%
Teag Thüringer Energie AG, Erfurt	72.7%	Západoslovenská energetika a.s., Bratislava, Slovakia	49%

Ferngas Nordbayern GmbH, Nuremberg	53.1%	Mittelrheinische Erdgastransport Gesellschaft mbH, Haan (Rhld.)	100%
Ferngas Salzgitter GmbH, Salzgitter	39%	MVV Energie AG, Mannheim	15.1%
Gas-Union GmbH, Frankfurt am Main	25.9%	Ruhrgas Industries GmbH, Essen	100%
Erdgasversorgungsgesellschaft Thüringen Sachsen GmbH (EVG), Erfurt	50%	Gasum Oy, Espoo, Finland	20%
Saar Ferngas AG, Saarbrücken	20%	Latvijas Gaze, Riga, Latvia	47.2%
HEAG Südhessische Energie AG (HSE), Darmstadt	21.2%	Nova Naturgas AB, Stockholm, Sweden	29.6%
Thüga AG, Munich	77.7%	Slovensky Plynarensky Priemysel a.s. (SPP), Bratislava, Slovakia	24.5%
NETRA GmbH Norddeutsche Erdgas Transversale & Co. KG, Emstek	41.7%	AB Lietuvos Dujos, Vilnius, Lithuania	35.7%
Etzel Gas-Lager Statoil Deutschland GmbH & Co., Friedeburg-Etzel	74.8%	OAO Gazprom, Moscow, Russia	6.4%
MEGAL GmbH Mittel-Europäische-Gasleitungsgesellschaft, Essen	50%	Ruhrgas UK Exploration and Production Ltd., London, U.K.	100%

Powergen Retail Ltd., Coventry, U.K.	100%	Corby Power Ltd., Corby, U.K.	50%
Powergen CHP Ltd., London, U.K.	100%	East Midlands Electricity Distribution plc., Coventry, U.K.	100%
Powergen Renewables Ltd., London, U.K.	100%	Midlands Electricity plc., Worcester, U.K.	100%
Cottam Development Centre Ltd., London, U.K.	100%		

Sydkraft AB, Malmö, Sweden	55.2%
Graninge AB, Sollestea, Sweden	97.5%
E.ON Finland Oyj, Espoo, Finland	65.6%

Louisville Gas and Electric Company, Louisville, USA	100%	Western Kentucky Energy Corp., Henderson, USA	100%
Kentucky Utilities Company, Lexington, USA	100%	LG&E Power Inc., Louisville, USA	100%
LG&E Capital Corp., Louisville, USA	100%	LG&E Energy Marketing Inc., Louisville, USA	100%

Degussa AG, Düsseldorf, Germany **46.5%**

Degussa is Germany's third-largest chemicals company and the world's biggest specialty chemicals enterprise. Degussa is arrayed in market-oriented operating segments: Construction Chemicals, Fine & Industrial Chemicals, Performance Chemicals, Coatings & Advanced Fillers, and Specialty Polymers.

VIAG Telecom Beteiligungs GmbH, Munich, Germany **100%**

VIAG Telecom has an interest in ONE, an Austrian mobile communications company.

As of February 2004

In 2003, we continued our landmark series of acquisitions and disposals. We largely completed E.ON's transformation and have built a superb platform for sustainable, profitable growth. Our on·top* initiative identified ways in which our companies and people can work together more efficiently, learn from each other, and get better all the time—a relentless focus on operational excellence that we believe will benefit our customers and our shareholders. Our objective is to make E.ON the world's best integrated power and gas company. We've identified ten core concepts to help us get there.

* Transparency
* Growth
* Performance
* Market Leadership
* Integration
* Leadership
* Market Orientation
* Efficiency
* Financial Flexibility
* Focus

Contents

Letter to Shareholders



Dear Shareholders,

After a long spell in the doldrums, the stock market finally began to gather momentum last year. E.ON stock, which finished the year about 40 percent higher, outperformed most other energy equities. With our European peer index, the STOXX Utilities, gaining around 15 percent on the year, your E.ON stock ranked among the clear winners.

For me, this solid performance is both confirmation and motivation. Confirmation, because the increase in our stock price demonstrates that we're both on the right course and at the forefront of Europe's energy industry. Motivation, because further enhancing E.ON's value remains a top priority. In fact, I view it as one of the key tasks of the job I took over last May.

Since E.ON was created in 2000, I've considered it one of Europe's most exciting companies. In less than three years, E.ON transformed itself from a conglomerate into a clearly focused power and gas company. The Ruhrgas acquisition last year marked the successful completion of E.ON's transformation under its Focus & Growth strategy.

We took this milestone as an opportunity to conduct a strategic review and to set E.ON's future strategy and structure. It was essential, in my opinion, that we rapidly assimilate the companies we had acquired and make E.ON into a truly integrated energy group. In an initiative called "on·top," we first turned our attention inward. We chose this name for a very good reason. E.ON was already well positioned internationally in power and gas, had delivered impressive earnings increases year after year, and enjoyed impressive financial strength—even after the major acquisitions in its core energy business. In short, your company was already at the top of its class. From here, the key tasks were to build on our premier position, improve our market positions, and further enhance our profitability. To get there, we identified ways to bring our companies and people closer together, to take advantage of synergies, and to operate even more efficiently.

In on-top, we aligned our priorities with the structure, opportunities, and challenges of our markets. We identified five target markets in which E.ON already occupied leading positions: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. The completion of the European internal market and EU enlargement will create numerous opportunities for further growth in our four European target markets. In European countries whose markets are not yet fully liberalized, keener competition will spur consolidation in the energy industry, and consolidation will generate new opportunities for us to grow. We will explore these opportunities carefully and only seize those that make strategic sense and, above all, deliver value.

The U.K. market offers a perfect example of how we have taken advantage of market consolidations. At the beginning of 2004, we acquired Midlands Electricity, a company that ideally complements the electric distribution business of Powergen, our U.K. subsidiary. Through this financially attractive acquisition, E.ON has achieved a leading position in the U.K. energy market just one and a half years after entering it. We're now a premier provider of retail electric and gas service, as well as a leader in power generation and distribution.

We also built on our position in Scandinavia in a way that promises to deliver substantial synergies. By acquiring a majority interest in Graninge, Sweden's fourth-largest energy utility, we now rank among the region's foremost energy service providers.

In Central Europe, where E.ON is already the premier provider of electricity and gas, we're focusing our attention on Eastern European energy markets. In the Czech Republic, we acquired majority interests in two important regional distribution companies. We expect further opportunities to be created by upcoming privatizations and by market consolidations as the EU expands east.

Letter to Shareholders

We also see promising opportunities for growth in pan-European gas procurement, transmission, and wholesale markets. Industry experts predict that the demand for gas will grow faster than for any other energy source. We intend to be part of that growth. That's why we've acquired stakes in selected gas production fields and why we're extending our gas transmission system in targeted areas. Eastern Europe, where the privatization of gas transmission companies is in the offing, will also yield interesting investment opportunities.

As this brief overview demonstrates, our four European target markets offer numerous growth options. That's why, for now, Europe is the geographic focus of our investments. We currently don't see a need for strategic action in our fifth target market, the U.S. Midwest, where we occupy a solid position.

We've adapted E.ON's structure to fit our five target markets. In each of our markets we have a lead company that reports directly to our Düsseldorf corporate center: E.ON Energie, Ruhrgas, Powergen, E.ON Nordic, and LG&E Energy. These five companies will lead their respective business units, which are responsible for managing day-to-day operations.

We believe that our strong competitive positions and our market-oriented corporate structure give us an excellent platform for achieving further improvements in E.ON's performance.

Our central objective is to deliver value to you, our shareholders. At E.ON, shareholder value is more than a slogan. We've put it into action by setting clear financial targets for return on capital employed (ROCE), earnings before interest and taxes (EBIT), free cash flow, and dividends.

We aim to increase ROCE to at least 10.5 percent by 2006. Our ROCE performance for the 2003 financial year demonstrates that we're well on our way to getting there: we posted a ROCE of 9.9 percent, above our pretax cost of capital of 9.5 percent.

In 2003, E.ON again achieved substantial operating improvements. We grew consolidated internal operating profit by 20 percent to just under €4.6 billion. Our EBIT was up by 34 percent to more than €6.2 billion, bringing us that much closer to our 2006 EBIT target of €6.7 billion. Key drivers were operating improvements in our core energy business, efficiency increases achieved under our best-practice program, and the consolidation of newly acquired shareholdings in and outside Germany. In addition, an exceptionally cold first quarter helped Ruhrgas deliver a significant earnings contribution.

Our free cash flow for 2003 was €2.9 billion, surpassing the target of €2.4 billion per year on average that we announced last summer. Based on these numbers, our medium-term plan forecasts that we will substantially exceed our target for this financial measure for the next several years to come.

Driven by appreciable operating improvements and significant gains on disposals, consolidated net income rose by 67 percent to more than €4.6 billion. We intend for you, our shareholders, to share in our successful performance. That's why we're proposing to pay a cash dividend of €2 per share, an increase of 14 percent from last year. Here, too, we are delivering on the pledge we made last summer to increase our per-share dividend by at least 10 percent per year on average through 2006.

Our solid performance in 2003 demonstrates that our financial targets are ambitious but achievable. This is reflected in our outlook for the current year: we expect 2004 EBIT to top last year's figure and set another consecutive earnings record. But we've set the bar even higher: our objective is to make E.ON the world's leading integrated power and gas company. Our ambition is not only confined to delivering superior financial performance. To realize our vision, we count on the expertise, commitment, creativity, and teamwork of all E.ON Group employees. In 2003, their enthusiasm and hard work were again instrumental in our success. I would like to take this opportunity to express my sincere thanks for their achievements. Your company has an outstanding team of people who are the foundation of our success in the future. It's important to me that we put E.ON's vast intellectual capital to use, that we involve employees from all parts of our business in decision-making processes, and that we create for E.ON a corporate culture in which we openly share our insights, experience, and opinions.

As a project, on·top is complete. As a motto, it will remain. We will continue our relentless pursuit of operational excellence in order to achieve our primary objective: to create greater value for you, our shareholders.

Sincerely yours,

Dr. Wulf H. Bernotat

This letter to shareholders contains certain financial measures (consolidated internal operating profit, EBIT, ROCE, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation or derivation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures (please see the commentary on non-GAAP financial measures on the inside front cover of this report).

8 Board of Management



Dr. Gaul Dr. Bergmann Dr. Bernotat Dr. Teyssen Dr. Schipporeit Dr. Krüper

Dr. Wulf H. Bernotat
Born 1948 in Göttingen, member of the Board of Management since 2003
Chairman and CEO, Düsseldorf (since May 1, 2003)

Ulrich Hartmann
Born 1938 in Berlin, member of the Board of Management since 1989
Chairman and co-CEO, Düsseldorf (until April 30, 2003)

Prof. Dr. Wilhelm Simson
Born 1938 in Cologne, member of the Board of Management since 2000
Chairman and co-CEO, Düsseldorf (until April 30, 2003)

Dr. Burckhard Bergmann
Born 1943 in Sendenhorst/Beckum, member of the Board of Management since 2003
Upstream Business, Düsseldorf (since March 5, 2003)

Dr. Hans Michael Gaul
Born 1942 in Düsseldorf, member of the Board of Management since 1990
Controlling/Corporate Planning, M&A, and Legal Affairs, Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen, member of the Board of Management since 1996
Human Resources, Infrastructure and Services, Procurement, and Organization, Düsseldorf

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld, member of the Board of Management since 2000
Finance, Accounting, Taxes, and IT, Düsseldorf

Dr. Johannes Teyssen
Born 1959 in Hildesheim, member of the Board of Management since 2004
Downstream Business, Düsseldorf (since January 1, 2004)

Executive Vice Presidents
Kiran Bhojani, Düsseldorf
Dr. Peter Blau, Düsseldorf
Gert von der Groeben, Düsseldorf
Ulrich Hüppe, Düsseldorf (until December 31, 2003)
Heinrich Montag, Düsseldorf
Dr. Rolf Pohlig, Düsseldorf
Hans Gisbert Ulmke, Düsseldorf

Report of the Supervisory Board



In the year under review, the Board of Management regularly provided us with timely and comprehensive reports about E.ON's situation. We monitored and advised management continually.

Key Topics of the Supervisory Board's Discussions

The Supervisory Board met a total of five times during the 2003 financial year. At these meetings, we discussed in depth all issues relating to planning, the progress of business, and risk management that are relevant to E.ON. Between meetings, the Board of Management provided the Supervisory Board with written reports on business transactions of key importance to E.ON. Furthermore, the Chairman of the Supervisory Board was informed on an ongoing basis about all significant business transactions as well as the development of key financial figures.

At the forefront of our discussions were the successful acquisition of Ruhrgas, the Group-wide strategic and structural initiative called "on·top," the implementation of the disposals required under the ministerial approval of E.ON's acquisition of Ruhrgas, and developments in the energy policy and regulatory environment.

Acquisition of Ruhrgas Complete

On January 31, 2003, E.ON reached an out-of-court settlement with the nine companies that had filed law suits against the ministerial approval of E.ON's acquisition of Ruhrgas. E.ON completed its acquisition of RAG's Ruhrgas shares, and its sale of Degussa shares to RAG, the same day. The Ruhrgas acquisition supplements E.ON's leading position in the electricity industry with a strong position in the gas business. The Supervisory Board held thorough discussions about the resulting consequences and about Ruhrgas's integration into the E.ON Group.

on·top

Following the E.ON Group's successful transformation into a focused energy company, the key tasks were to adjust its corporate structure, management structure, and strategy accordingly and to develop measures to deliver sustainable performance improvements. In this context, we conducted thorough discussions about E.ON's strategy going forward and its focus on five target markets: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. We also discussed E.ON's new three-tiered organizational structure, consisting of a corporate center, market units, and business units, as well as the incorporation of the on·top performance targets into E.ON's financial plan.

Disposals Required under the Ministerial Approval of E.ON's Acquisition of Ruhrgas

The Board of Management informed us on an ongoing basis about the status of the implementation of the disposals required under the ministerial approval of E.ON's acquisition of Ruhrgas. We devoted particular attention to the sale of the shareholdings in Bayerngas, Gelsenwasser, swb (an energy utility based in Bremen), VNG, and EWE.

Energy Policy and Regulatory Environment

We dealt extensively with the current energy policy and regulatory environment of the electricity and gas industries, particularly with the establishment of a regulatory authority for electricity and gas in Germany and the resulting consequences. The Board of Management provided us with detailed information about proposed energy legislation and its effects on the energy industry. In view of the summer heat wave in Europe and the power failures in the United States and some European countries, we also conducted extensive discussions of aspects of the security of supply and of electricity price trends.

Changes to Shareholding Portfolio

We also discussed in detail:

- the divestment of Viterra Energy Services
- the merger of certain regional utilities to form two new energy companies, E.ON Hanse and E.ON Westfalen Weser
- the acquisition of Graninge, Sweden's fourth-largest energy utility
- the acquisition of Midlands Electricity, an electricity distributor operating in the United Kingdom.

Other subjects that the Supervisory Board dealt with in detail included the financial situation of the major Group companies and the E.ON Group's investment, finance, and personnel plan for 2004 and for the period 2005-2006. The Board of Management regularly informed us about the scope of E.ON's use of derivative financial instruments.

Corporate Governance

Other key issues for the Supervisory Board were the changes to the German Corporate Governance Code, the U.S. Sarbanes-Oxley Act, and their impact on corporate governance at E.ON. At our December meeting, we consequently adapted the rules and procedures for the Supervisory Board and its Executive Committee, as well as the compensation plan for the Board of Management (see pages 201-202). At the December meeting, we also approved the Declaration of Compliance with the German Corporate Governance Code pursuant to Article 161 of the German Stock Corporation Act. The text of the Declaration is printed in full on page 206 of this report and is available at www.eon.com.

Committee Meetings

The Supervisory Board's Executive Committee received reports from the Board of Management and discussed them in detail at five meetings. In addition, the Finance and Investment Committee discussed planned investments and the E.ON Group's medium-term plan at three meetings. Between its meetings, the Finance and Investment Committee prepared and adopted resolutions on significant transactions. At its five meetings, the Audit Committee devoted particular attention to the Annual Report, the Interim Reports, accounting issues, and E.ON's dealings with its independent auditors.

Approval of Financial Statements

PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, the independent auditors approved by the Annual Shareholders Meeting and appointed by the Supervisory Board, audited and submitted an unqualified opinion on the Financial Statements of E.ON AG and the Consolidated Financial Statements for the year ended December 31, 2003, as well as the combined Review of Operations. The auditors also reviewed and delivered an audit opinion on the Consolidated Financial Statements prepared in accordance with U.S. GAAP. The Consolidated Financial Statements are supplemented by the requisite commentary in compliance with Article 292a of Germany's Commercial Code. The Consolidated Financial Statements prepared in accordance with U.S. GAAP exempt the Company from the requirement to publish Consolidated Financial Statements in accordance with German GAAP. Furthermore, the auditors examined E.ON AG's risk detection system. This examination revealed that the system is fulfilling its tasks. After being subject to a preliminary review by the Audit Committee, the Financial Statements, the Review of Operations, and the Auditor's Reports were given to all the members of the Supervisory Board. The Audit Committee and the Supervisory Board, at its meeting to approve the Financial Statements, also reviewed these documents in detail, with the independent auditors present on both occasions.

We examined the Financial Statements of E.ON AG, the Review of Operations, and the Board of Management's proposal regarding the appropriation of net income available for distribution and agreed to these without any objections. We approved the Auditor's Report.

We approved the Financial Statements of E.ON AG prepared by the Board of Management and the Consolidated Financial Statements. The Financial Statements are thus adopted. We agree with the Report of the Board of Management and, in particular, with its statements concerning E.ON's future development.

We agree with the Board of Management's proposal for appropriating net income available for distribution, which includes a cash dividend payment of €2 per share.

Changes to the Composition of the Supervisory Board and its Committees

The term of the Supervisory Board ended at the completion of the Annual Shareholders Meeting on April 30, 2003, at which Ulrich Hartmann, Prof. Dr. Ulrich Lehner, Prof. Dr. Wilhelm Simson, and Dr. Georg Freiherr von Waldenfels were appointed to the Supervisory Board as new members. Dr. Jochen Holzer, Dr. h.c. André Leysen, Kurt F. Viermetz, and Dr. Bernd W. Voss resigned from the Supervisory Board effective April 30, 2003.

Report of the Supervisory Board

With their prudent counsel and business acumen, all four gentlemen played an important role in the E.ON Group's transformation into a leading international energy services provider. We would like to take this opportunity to thank them again for their important contributions to E.ON.

At the Employee Delegates Meeting on March 20, 2003, Seppel Kraus, Peter Obramski, and Gerhard Skupke were appointed to the Supervisory Board as employee representatives effective April 30, 2003. Margret Mönig-Raane, Jan Kahmann, and Armin Schreiber resigned from the Supervisory Board effective April 30, 2003. The Supervisory Board thanks them for their fine work on the board and for their constructive approach to their responsibilities.

At the Supervisory Board's constitutive meeting on April 30, 2003, it appointed Ulrich Hartmann to serve as Chairman of the Supervisory Board and Hubertus Schmoldt to serve as Deputy Chairman of the Supervisory Board for the duration of its term.

Dr. Klaus Liesen's term as Chairman of E.ON AG's Supervisory Board ended on April 30, 2003. Through his wise counsel and masterful chairmanship, Dr. Liesen played a crucial role in the E.ON Group's far-reaching transformation into a focused energy services provider. We are delighted that he continues to serve E.ON as a member of the Supervisory Board.

By law, the Supervisory Board's Chairman (Ulrich Hartmann) and Deputy Chairman (Hubertus Schmoldt) are automatically the Chairman and Deputy Chairman, respectively, of the Supervisory Board's Mediation Committee. At its constitutive meeting, the Supervisory Board appointed Dr. Schulte-Noelle and Mr. Blauth to the Mediation Committee. The Executive Committee also consists of Mr. Hartmann (Chairman), Mr. Schmoldt, Dr. Schulte-Noelle, and Mr. Blauth. Dr. Baumann, Mr. Blauth, Mr. Hartmann, and Mr. Raschke were appointed as members of the Audit Committee. Dr. Baumann chairs the Audit Committee. In addition, the Supervisory Board appointed Dr. Cromme, Mr. Hartmann, Mr. Hinrichsen, and Mr. Schmoldt as members of the Finance and Investment Committee. Mr. Hartmann chairs the Finance and Investment Committee.

Changes to the Composition of the Board of Management

On May 1, 2003, Dr. Wulf H. Bernotat became Chairman of E.ON AG's Board of Management, succeeding Ulrich Hartmann and Prof. Dr. Wilhelm Simson. At its meeting on September 3, 2002, the Supervisory Board had appointed Dr. Bernotat as a member and Chairman of the Board of Management for the period from May 1, 2003, to April 30, 2008.

Mr. Hartmann and Prof. Dr. Simson retired from E.ON AG's Board of Management effective April 30, 2003. They were thanked publicly at the Annual Shareholders Meeting for their sterling service to the E.ON Group.

At its meeting on March 5, 2003, the Supervisory Board appointed, effective immediately, Dr. Burckhard Bergmann as a member of E.ON AG's Board of Management. Dr. Bergmann remains Chairman of the Executive Board of Ruhrgas AG. At its meeting on December 11, 2003, the Supervisory Board appointed Dr. Johannes Teyssen as a member of E.ON AG's Board of Management effective January 1, 2004. Dr. Teyssen remains Chairman of the Board of Management of E.ON Energie AG.

The Supervisory Board wishes to thank the Board of Management, the Works Councils, and all the employees of E.ON AG and its affiliated companies for their dedication and hard work.

Düsseldorf
March 10, 2004
The Supervisory Board

Ulrich Hartmann
Chairman

Supervisory Board

Honorary Chairman

Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Ulrich Hartmann
Chairman of the Supervisory Board,
E.ON AG, Düsseldorf
(since April 30, 2003)

Hubertus Schmoldt
Chairman of the Board of Management,
Industriegewerkschaft Bergbau,
Chemie, Energie, Hanover
Deputy Chairman

Günter Adam
Foreman, Hanau

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board,
Siemens AG, Munich

Ralf Blauth
Industrial Clerk, Marl

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board,
Deutsche Bank AG,
Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board,
ThyssenKrupp AG,
Düsseldorf

Wolf-Rüdiger Hinrichsen
Head of the Economic Affairs
Department, E.ON AG,
Düsseldorf

Ulrich Hocker
General Manager,
German Investor Protection Association,
Düsseldorf

Dr. Jochen Holzer
Honorary Senator, former Chairman of
the Supervisory Board, VIAG AG,
Munich
(until April 30, 2003)

Jan Kahmann
Member of the Board,
Unified Service Sector Union (ver.di),
Berlin (until April 30, 2003)

Eva Kirchhof,
Diploma Physicist, Marl

Seppel Kraus
Labor Union Secretary, Munich
(since April 30, 2003)

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer,
Henkel Group, Düsseldorf
(since April 30, 2003)

Dr. h.c. André Leysen
Honorary Chairman of the
Administrative Board, Gevaert N.V.,
Mortsel, Belgium
(until April 30, 2003)

Dr. Klaus Liesen
Honorary Chairman of the Supervisory
Board, Ruhrgas AG, Essen
(Chairman until April 30, 2003)

Margret Mönig-Raane
Vice-Chairwoman of the Board,
Unified Service Sector Union (ver.di),
Berlin (until April 30, 2003)

Peter Obramski
Labor Union Secretary, Gelsenkirchen
(since April 30, 2003)

Ulrich Otte
Systems Engineer, Munich

Klaus-Dieter Raschke
Tax Assistant, Nordenham

Armin Schreiber
Electrical Engineer, Grafenrheinfeld
(until April 30, 2003)

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board,
Allianz AG, Munich

Prof. Dr. Wilhelm Simson
Munich
(since April 30, 2003)

Gerhard Skupke
Gas Technician, Fürstenwalde
(since April 30, 2003)

Kurt F. Viermetz
Retired Vice-Chairman and Director
of the Board, J.P. Morgan & Co., Inc.,
New York
(until April 30, 2003)

Dr. Bernd W. Voss
Member of the Supervisory Board,
Dresdner Bank AG,
Frankfurt am Main
(until April 30, 2003)

Dr. Georg Freiherr von Waldenfels
Former Minister of State, Attorney,
Munich
(since April 30, 2003)

Supervisory Board Committees

Executive Committee
Ulrich Hartmann, Chairman
Hubertus Schmoldt
Ralf Blauth
Dr. Henning Schulte-Noelle

Audit Committee
Dr. Karl-Hermann Baumann, Chairman
Ralf Blauth
Ulrich Hartmann
Klaus-Dieter Raschke

Finance and Investment Committee
Ulrich Hartmann, Chairman
Dr. Gerhard Cromme
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt

Year in Review

January

E.ON concludes an agreement to sell its nearly 16 percent shareholding in Bouygues Telecom, France's third-largest wireless communications company. The Bouygues Group acquires the shares in a two-stage transaction.

E.ON reaches an out-of-court settlement with the nine companies that filed lawsuits in state Superior Court in Düsseldorf against the ministerial approval of E.ON's acquisition of Ruhrgas. All of the lawsuits are withdrawn, and E.ON completes its acquisition of RAG's Ruhrgas shares the same day. By early March, E.ON acquires 100 percent ownership of Ruhrgas.

The cash offer RAG tendered to all Degussa stockholders takes effect after the fulfillment of the conditions that had been delaying it. RAG now owns 46.48 percent of Degussa's stock. E.ON also owns 46.48 percent. The remaining 7.04 percent is widely held. In the second stage of the transaction, RAG will acquire 3.62 percent of Degussa's stock on May 31, 2004, giving it 50.1 percent and E.ON 42.86 percent ownership of Degussa.

April

Viterra sells Viterra Energy Services, a residential services company, to CVC capital partners, a financial investor. The transaction marks the successful completion of Viterra's exit from this business line.


e·on

May

Dr. Wulf H. Bernotat becomes Chairman of the Board of Management and CEO of E.ON AG, succeeding co-CEOs Ulrich Hartmann and Prof. Dr. Wilhelm Simson. Mr. Hartmann becomes Chairman, Prof. Dr. Simson a member, of E.ON AG's Supervisory Board.

E.ON launches on·top, its enterprise-wide structural and strategic initiative.

June

Ruhrgas acquires a 15 percent stake in Njord Field, a gas and oil producing basin in the Norwegian North Sea, from ConocoPhillips, an American petroleum company. Njord Field has just over 10 billion cubic meters equivalent of natural gas reserves and 51 million barrels of oil reserves.

At E.ON Bayern's annual general meeting, the shareholders vote in favor of a squeeze-out under which E.ON Energie, E.ON Bayern's principal shareholder, will acquire the shares of minority shareholders.

August

E.ON Energie further streamlines its energy marketing operations by merging three of its utility subsidiaries in northern Germany—Schleswag, Hein Gas, and Hanse Gas—to create E.ON Hanse. The merger takes commercial effect retroactively to January 1, 2003.

E.ON Energie merges three regional utilities—Elektrizitätswerk Wesertal (EWW), Pesag, and Elektrizitätswerk Minden-Ravensberg (EMR)—to form E.ON Westfalen Weser. The merger takes commercial effect retroactively to January 1, 2003.

E.ON reports the results of the first phase of on·top. Following the successful transformation into an energy group, E.ON's focus moving forward will be on improving its profitability by delivering operational excellence and by exploring targeted, value-creating acquisitions. The project also sets clear priorities.

September

E.ON Energie sells its 80.5 percent stake in Gelsenwasser to a joint-venture company owned by two municipal utilities, Stadtwerke Dortmund and Bochumer Stadtwerke. The transaction fulfills a condition of the ministerial approval of E.ON's acquisition of Ruhrgas.

E.ON Energie obtains majority interests in two Czech regional electric utilities, JME and JCE. As part of the same deal, E.ON Energie sells its minority interests in two other Czech regional electric utilities, ZCE and VCE.

October

Powergen agrees to terms for the acquisition of Midlands Electricity, an electricity distributor in the U.K., with its U.S. owners, Aquila and FirstEnergy. The transaction is completed in early 2004.

November

Sydkraft acquires a further 38.6 equity interest in Graninge, giving it majority ownership of Sweden's fourth-largest energy utility. Sydkraft tenders a cash offer to purchase the stock of minority stockholders. By the end of the offer period in January 2004, Sydkraft owns 97.5 percent of Graninge.

At an extraordinary meeting of Thüga's shareholders on November 28, 2003, the shareholders vote in favor of a squeeze-out under which E.ON will acquire the shares of Thüga's minority shareholders.

In compliance with the terms of the ministerial approval of E.ON's acquisition of Ruhrgas, E.ON Energie and Ruhrgas sell their respective 22 percent equity interests in Bayerngas to the municipal utilities of Munich, Augsburg, Regensburg, and Ingolstadt and to the City of Landshut.

E.ON fulfills a further condition of the ministerial approval of its acquisition of Ruhrgas by selling its 32.4 percent equity interest in swb, an energy utility headquartered in Bremen, to Oldenburg-based EWE.

December

E.ON concludes agreements to divest its equity interests in EWE and VNG. The transactions mark the fulfillment of all the conditions stipulated in the ministerial approval of E.ON's acquisition of Ruhrgas.



*Transparency

* Transparency

We're committed to making our company as transparent as possible for our stockholders and our employees. We've openly stated our financial targets for 2006. Our financial reporting will be segmented according to our new corporate structure and even more transparent. We want our investors to make informed decisions. That's why this report and our other financial publications contain comprehensive and up-to-date information about each of our business segments.



Situation at the Start of 2003

By making landmark acquisitions and disposals in recent years, we have transformed E.ON from a conglomerate into a focused power and gas group. Today, nearly 90 percent of our capital is employed in our energy business, whereas just three years ago more than two thirds was employed outside it. Following these far-reaching changes, our key task was to align E.ON's organization, management, strategy, and operating performance with the new structure of our business portfolio. That meant exploring the following questions:

- How should our energy business be managed in the future?
- Where should we concentrate our investments over the medium term?
- What is the right organizational structure for our integrated energy company?
- How can we position—and keep—E.ON at the forefront of our industry?

To find answers to these questions, we launched a Group-wide project.

How did on·top change E.ON? It wasn't about revolution. Instead, it was about working together to identify and implement a wide range of measures to further improve E.ON's performance. And it's precisely our attention to detail and our commitment to operational excellence that will ensure that on·top has a long-lasting impact.



Dr. Dierk Paskert, Senior Vice President Corporate Development, E.ON AG

Project Launched in May 2003

The project, called "on·top," was launched in May 2003, when over 100 senior managers and professionals from all of our major subsidiaries gathered at our Düsseldorf headquarters. These energy industry experts formed project teams which addressed individual issue areas.

In the weeks that followed, the project participants developed proposals for their issue areas and discussed them at two management conventions. On the basis of these proposals, the on·top participants established strategic priorities and made key decisions.

Results Announced in August 2003

Three months after the project began, we announced the results. Our thorough review yielded key medium-term strategic priorities:

- to reiterate our focus on the power and gas business and on shaping the convergence of these industries
- to give E.ON a market-oriented organizational structure
- to concentrate on *integration and *performance improvement
- to make Europe the geographical focus of our investments.

We confirmed our commitment to the integrated energy model and to operating in all steps of the power and gas value chain in the five target markets in which E.ON already has leading positions: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. In addition to these, we view Italy and Russia as potential new markets for E.ON. We have clear priorities in our target markets. Of paramount importance for our strategy going forward is that we further strengthen our competitive position in the European power and gas marketplace. *For this reason, Europe will be the geographic focus of our investments over the medium term.* The principal objective of our capital expenditures will be to strengthen and consolidate our existing businesses. No large acquisitions are planned.

The E.ON Group's new market-oriented organizational structure has three tiers. The corporate center's main tasks will be to chart E.ON's strategic course as an integrated energy company, to manage business issues that transcend individual markets, and to continually optimize our business portfolio.


Nordic
No. 4 in power generation
No. 3 in power and gas retailing
U.K.
No. 2 in power generation
No. 2 in power and gas retailing
Central Europe
No. 2 in power generation
No. 1 in power and gas retailing

U.S. Midwest, Kentucky:
No. 1 in power generation
No. 1 in power and gas retailing



Pan-European Gas
No. 3 in gas supply




Central Europe
U.K.
Nordic
E.ON
Corporate
Center
U.S.
Midwest
Pan-
European
Gas

The five market unit lead companies are tasked with managing their respective markets and regions in a decentralized fashion, leaving responsibility for running day-to-day operations to their business units.

Our integrated energy business will be led by a strong corporate center, to which three new functions have been added to enhance coordination and optimization of our electricity and gas businesses. The new functions are market management, operational excellence, and regulatory management. Our market management team is responsible for optimizing our energy business in areas that affect all of our markets. The operational excellence staff is tasked with overseeing the transfer of best practices across the enterprise. The regulatory management team coordinates regulatory issues that transcend the individual market units. In addition to its current responsibilities, our corporate development department will develop long-term energy scenarios and evaluate the impact of new technologies on our business. The corporate center will also manage the development of the E.ON Group's executives. Furthermore, we are developing a shared corporate identity for the E.ON Group.

Ambitious Targets

E.ON has set ambitious financial targets. We aim to increase our return on capital employed (ROCE)[1] from the 9.2 percent we achieved in 2002 to at least 10.5 percent by 2006. To get there, we intend to grow our earnings before interest and taxes (EBIT)[1] by €2 billion over the same period. We expect key contributions to come from the consolidation of new companies, from organic *growth, and from an efficiency-improvement and cost-management program that is already under way. Our other financial targets are to increase our cumulative free cash flow[1] to more than €9.5 billion by 2006 and to average double-digit annual *growth in our cash dividend per share. While achieving these targets, we aim to maintain at a minimum a strong single "A" rating in order to ensure that we have *financial flexibility we need.

Implementation Phase Began in September 2003

Two weeks after we announced the results of the first phase of on·top, the implementation phase began, in which senior managers from all of our major subsidiaries led more than 25 project teams in implementing the project results. There were three key task areas:

Integration

The key integration tasks were to establish E.ON Nordic/Sydkraft, Powergen, and LG&E Energy as market unit lead companies that report directly to the corporate center, to transfer subsidiaries—such as Thüga and our stakes in certain Hungarian gas utilities—between market units, and to optimize the power-gas and gas-gas interfaces between our market units.

Performance

Here, the key tasks were to incorporate our performance targets into our business plan, to optimize the functions performed by our corporate center, and to discuss ways to increase capital productivity.

Leadership

The key leadership tasks were to enhance the corporate center's leadership role, to implement the corporate center's three new energy-industry functions, to adjust control and reporting pathways, introduce centralized human resources management for our top executives, and to continue the development of an E.ON corporate identity.

On January 1, 2004, we began the new financial year under our new corporate structure.

[1]ROCE, EBIT, and free cash flow are non-GAAP financial measures. Our targets for the most directly comparable U.S. GAAP financial measures—total assets and net income—are approximately €110 billion and €3.4 billion, respectively.

Strategy and Investment Plan

Investment Plan 2004–2006	€bn	%
Central Europe	5.4	39
Pan-European Gas	1.7	12
U.K.	1.7	12
Nordic	3.7	27
U.S. Midwest	0.9	7
Other	0.4	3
Total	**13.8**	**100**

Successful Corporate Transformation

In 2003, we continued with the transformation of E.ON. Our acquisition of Ruhrgas in the early part of the year significantly strengthened our position as a leading electricity and gas company. Following the disposal of part of our Degussa stake (a transaction that was linked to our acquisition of Ruhrgas), we also divested our Bouygues Telecom interest and Viterra Energy Services.

Review of Medium-Term Strategy

As part of the on-top project, we reviewed our corporate strategy for the medium term and established key strategic priorities. The purpose of our review was not to radically alter our course. Rather, in the wake of our substantial growth, the review was designed to identify the areas where we still needed to enhance our portfolio of shareholdings and to fine-tune our organization so that we can capitalize on our proven strengths as a focused energy company. Our objective going forward is to achieve further increases in profitability and returns in order to deliver additional value to our shareholders. To achieve this objective, we intend to continually improve our operating performance as well as to strengthen our solid strategic position in the electricity and gas business by making selective investments in clearly defined target markets in Europe.

The on-top project confirmed our strategic *focus on electricity and gas. To go along with our fully integrated electricity business, the Ruhrgas acquisition gives us solid market positions at the key steps of the natural gas value chain: from procurement and transmission to wholesale and retail. This gives us the scope we need to play an active role in shaping power-gas convergence in our energy marketing operations. Moreover, gas is expected to play an increasingly important role in Germany's energy future as a fuel for power production.

The on-top project was an excellent opportunity for the businesses that comprise the E.ON Group to start working together more closely, both to explore the strategic benefits of our combined businesses and to develop ongoing dialog on the key strategic questions affecting each market unit.



Michael Lewis, Vice President Corporate Development, Nordic, U.K., and U.S., E.ON AG

The focus of our corporate development in the near term will be to *integrate the companies we have acquired and to adapt our organization so that we have the right structure to deliver superb performance as a focused energy group. We also intend to add to some of our existing shareholdings in order to consolidate our market positions. No large acquisitions are planned.

Strategy and Investment Plan

Bright Prospects for Our Market Units

The strategic development of our Central Europe market unit will center around *integrating our market positions and deepening the relationships between our affiliates operating in different national marketplaces. We aim to create value by extending our cost leadership and by gearing our operations to the upcoming changes to the regulatory landscape, which include the establishment of a regulatory agency for the German energy industry and the start of carbon dioxide (CO_2) emissions allowance trading. In addition, we intend to step up our enterprise-wide knowledge transfer efforts so that new insights can deliver measurable earnings improvements.

Our Pan-European Gas market unit is faced with challenges and opportunities as Europe's gas markets become more liberalized. Foremost are the changes related to fulfilling those conditions of the ministerial approval that have a longer-term impact (see page 92 for more information). Another important focal point of our strategy is to optimize the gas procurement of our market units and the necessary infrastructure to achieve this. Furthermore, opportunities exist in central Eastern Europe, where gas market liberalization is creating a demand for strong companies to partner with local operators. In addition, we aim to further strengthen the position of our gas business by producing a greater share of the gas we procure. This is an example of how we are executing our strategy of integrating all steps of the energy value chain, a process that began with the acquisition of Ruhrgas.

A key focus of the strategic development of our U.K. market unit is to optimize our portfolio of generating assets. An adjustment to the generation fleet is necessary due to the introduction of CO_2 emissions allowance trading and to the U.K. government's plan to stimulate growth in renewable generation. In light of the strict regulatory regime in the United Kingdom, another important element of our strategy is to devote capital expenditures to our U.K. power distribution network. As with all our market units, our Group-wide operational excellence program aimed at continually improving our *efficiency will be an integral part of the U.K. market unit's development going forward.

The key tasks facing our Nordic market unit are to *integrate Graninge and to implement the new management structure for our operations in Northern Europe. We also expect to make small additions to our shareholdings in Sweden or Finland in order to consolidate our position in these markets. The additions could be on the generation side or on the distribution and marketing side.

Over the next few years, our U.S. Midwest market unit will concentrate on delivering additional operating *performance and optimizing its existing business. We have no plans in the medium term to make further acquisitions in the United States.

Investment Plan

Our investment plan is fully in line with our strategy of consolidating and *integrating our existing businesses. The E.ON Group's medium-term plan calls for €13.8 billion of investments for 2004 to 2006, of which well over half—€8.7 billion—is earmarked for property, plant, and equipment. The focus of our fixed asset investments will be on maintaining and expanding our power and gas networks and on implementing environmental compliance programs in our genera-

Investment Plan 2004–2006

Total: €13.8 billion


3% Other
7% U.S. Midwest
27% Nordic
12% U.K.
12% Pan-European Gas
39% Central Europe

tion fleet. Financial investments of €5.1 billion are aimed mainly at consolidating our current market positions. No large acquisitions are planned. More than 60 percent of our planned investments are targeted outside Germany, reflecting the degree to which E.ON has become a truly international energy group.

Our investment plan follows E.ON's segmentation into the market units defined by on-top:

- We will invest €5.4 billion in our Central Europe market unit, nearly 80 percent of which will be invested in electric generation and transmission assets. Financial investments of €1.1 billion will be used to increase our ownership in companies in which we already have a stake. This figure mainly reflects a possible increase in our interest in ZSE, a Slovakian electric distribution company, and the anticipated payments to E.ON Bayern's minority stockholders under the squeeze-out procedure.
- Our Pan-European Gas market unit plans to invest €1.7 billion. This figure contains €0.9 billion in financial investments, including projects to ensure the security of gas supply and to enlarge Thüga's market position in Italy. We also expect upcoming privatizations in Central and Eastern Europe to create opportunities for acquisitions. Our gas transmission network will be the main focal point of fixed asset investments.
- Our U.K. market unit will invest €1.7 billion, primarily in its electric generation and distribution assets.
- The planned investments of our Nordic market unit total €3.7 billion, just over 70 percent of which is to acquire additional equity in Sydkraft and in E.ON Finland when minority stockholders exercise their put options and to acquire outstanding shares in Graninge. Investments in fixed assets will be aimed at power production, heat generation, and power distribution assets.
- Our U.S. Midwest market unit will invest €0.9 billion, exclusively in property, plant, and equipment, primarily to maintain electric generation and transmission assets.



* Growth

* Growth

We intend to keep growing. But selectively and in accordance with strict financial criteria. That's how we can deliver the most value to our shareholders. The geographic focus of our medium-term investments comprises our target markets in Europe. This investment strategy aims to build on our existing market positions and to integrate the companies we acquire so that we can forge an even stronger energy group. Our acquisition and integration of Graninge in Sweden and Midlands Electricity in the United Kingdom are perfect examples of how we are delivering on our strategy of disciplined, targeted growth.



Report of the Board of Management

Review of Operations

E.ON Group			
€ in millions	2003	2002[1]	+/- %
Sales	46,364	36,624	+27
EBITDA[2]	9,458	7,558	+25
EBIT[2]	6,228	4,649	+34
Internal operating profit[3]	4,565	3,817	+20
Net income	4,647	2,777	+67
ROCE[4] (in %)	9.9	9.2	+0.7[5]
Cost of capital (in %)	9.5	9.5	-
Cash provided by operating activities	5,538	3,614	+53
Investments	9,196	24,159	-62
Employees at year end	66,549	101,336	-34

[1]Adjusted for discontinued operations (see commentary on pages 133-141).
[2]Non-GAAP financial measure; see reconciliation to internal operating profit on pages 112-113.
[3]Non-GAAP financial measure; see reconciliation to net income on page 36.
[4]Non-GAAP financial measure; see derivation on pages 55-57.
[5]Change in percentage points.

Economic Environment

At the start of 2003, the Iraq crisis put a brake on global economic growth. Toward the end of the year, however, there were increasing signs that the economy was expanding and even gaining momentum. The stock markets in the major industrial countries recovered lost ground, and consumer and business confidence indicators trended higher. According to an estimate by the German Council of Economic Experts, world trade grew by 3.7 percent in 2003, following 3.2 percent *growth in 2002. Global output rose 3.5 percent in real terms in 2003, faster than the 3.0 percent *growth achieved in 2002. Higher growth was recorded in both industrialized and emerging economies. Among the latter, China recorded particularly vigorous economic growth. Influenced by the situation in Iraq, oil prices rose to nearly $35 a barrel in the early months of 2003. During the rest of the year, oil prices averaged slightly above the OPEC price band of $22 to $28 a barrel.

The U.S. economy displayed robust *growth throughout 2003 and had an especially strong third quarter. In 2003, growth was again driven by increased consumer spending, together with an expansionary fiscal policy and the U.S. Federal Reserve Bank's accommodationist monetary policy. The U.S. economy also benefited from increased private investment. A sharp rise in public spending, particularly in appropriations for defense, provided additional support. With the economy not approaching full capacity or full employment, expansion did not generate inflationary pressure. The increase in core consumer prices was muted, with prices rising 2.3 percent in 2003, compared with 1.6 percent in 2002.

Eurozone growth in 2003 was hesitant. The EU's gross domestic product (GDP) expanded just 0.4 percent in real terms in 2003, after an equally lethargic 0.9 percent growth rate in 2002. With Europe's economy weak and its currency strong, there was little inflationary pressure. The Council of Economic Experts estimates that eurozone consumer prices rose 2.0 percent in 2003 compared with 2.3 percent in the prior year. Economic growth was considerably brisker in the new EU member states in Central and Eastern Europe and in the United Kingdom, where real GDP advanced 2.0 percent on the back of strong consumer spending. Other factors driving U.K. economic growth were the favorable labor market and greater investment activity than in the rest of Europe. Consumer prices in the United Kingdom rose 1.4 percent, well below the EU average.

- Internal operating profit and net income markedly higher
- Cash flow up substantially
- Proposed dividend increased to €2 per share
- Further EBIT increase forecast for 2004

2003 GDP Growth in Real Terms

Annual change in percent


Germany -0.1
France 0.2
Italy 0.4
Spain 2.3
Sweden 1.4
U.K. 2.0
E15 0.7
Central and Eastern Europe 3.3
USA 2.9
Japan 2.7
-0.5 0 0.5 1.0 1.5 2.0 2.5 3.0

Source: German Council of Economic Experts (November 2003), German Federal Office of Statistics.

German GDP Growth in Real Terms

Annual change in percent


2003 -0.1
2002 0.2
2001 0.8
2000 2.9
1999 2.0
-0.5 0 0.5 1.0 1.5 2.0 2.5

Source: German Federal Office of Statistics.

In 2003, Germany's economy continued the weak performance of recent years. In the first half of the year in particular, export growth was incremental, and domestic demand remained weak. Exports' share of the economy grew at a faster rate in the second half of the year, while import activity declined. Consumer spending rose only slightly, and investments in both the equipment and construction sectors declined. Germany has been under considerable pressure not to add to its deficit, so there was little room for the government to use public spending to spur economic growth or job creation. With the economy sluggish and not near full capacity, and with producer prices rising only incrementally, consumer prices increased a modest 1.1 percent in 2003, giving Germany the lowest inflation rate in the eurozone.

Review of Operations

Energy Industry

Preliminary estimates for 2003 put Germany's consumption of primary energy at about 489 million metric tons of coal equivalent (MTCE), essentially unchanged from 2002. At 8.9° Centigrade (C), the annual average temperature in Germany was 0.6° C below the prior-year figure. Though low temperatures meant that more energy was consumed to heat homes and small businesses, these increases were offset by lower industrial consumption due to Germany's weak economy. The various energy sources had roughly the same share of total energy consumption as in the prior year.

Primary Energy Consumption in Germany by Energy Source

Percentages	2003	2002
Petroleum	36.3	37.3
Natural gas	22.5	21.7
Hard coal	13.7	13.2
Lignite	11.4	11.6
Nuclear	12.6	12.6
Hydro and wind	1.0	1.0
Net electricity imports/exports	-0.2	0.0
Other	2.7	2.6
Total	**100.0**	**100.0**

Source: AG Energiebilanzen (preliminary figures).

Electricity consumption from Germany's public grid rose to 493.6 billion kilowatt-hours (kWh) from 483.8 billion kWh in the previous year. Most of Germany's electricity was produced at nuclear (156.4 billion kWh) and coal-fired (265.9 billion kWh) generating facilities. Renewables accounted for just under 5 percent of the country's resource mix.

2003 Net Generation in Germany by Energy Source

	Billion kWh	Percentages
Nuclear	156.4	32
Lignite	144.0	29
Hard coal	121.9	25
Natural gas	38.3	8
Petroleum products	2.3	-
Hydro	22.2	4
Other	8.5	2
Total	**493.6**	**100**

Source: VDEW (perliminary figures).

The reduced availability of electric generating facilities during the summer heat wave combined with the decommissioning programs of several major generating companies to drive up wholesale electricity prices in 2003. Significantly higher fuel costs were also a factor in the increase. The dollar-denominated Rotterdam coal price nearly doubled. Oil and gas prices also trended higher.

Germany's natural gas consumption rose by about 4 percent to 110.0 MTCE in 2003. Gas accounted for 22.5 percent of primary energy consumption compared with 21.7 percent in the previous year. Gas consumption grew primarily in the residential and small business segment, which consumed 5 percent more gas than in 2002. More gas was also used in electric generation, with the amount of electricity produced by gas-fired generating facilities rising 6 percent.

With political change in place, Eastern Europe's energy markets are developing rapidly. Countries like Hungary, the Czech Republic, and Slovakia have displayed dynamic economic growth in recent years. Eastern Europe now consumes about 625 billion kWh of electricity per year.

According to preliminary estimates, Sweden consumed 145.3 billion kWh of electricity in 2003, down slightly from the prior-year figure of 148.7 billion kWh. Because hydroelectric plants generate a substantial portion of Scandinavia's electricity, the low levels of precipitation in 2003 led to a higher percentage of electricity being produced from more expensive energy sources such as natural gas and fuel oil.

England and Wales consumed 305 billion kWh of electricity in 2003, compared with 300 billion kWh in 2002. Gas consumption rose 8 percent year-on-year to 1,089 billion kWh. In the U.K. wholesale electricity market, forward wholesale prices recovered from their low in 2002 and increased substantially from April 2003, reaching a level of approximately £28 per megawatt-hour (MWh) for peakload in December. The main drivers were higher fuel costs, forecast reductions in excess plant capacity, and expected future environmental costs. U.K. wholesale gas prices increased in absolute terms and were more volatile during 2003, driven by higher oil prices and supply-demand issues in the United Kingdom and Continental Europe. Average day-ahead prices were 19.83 pence per therm during 2003, 30 percent higher than in 2002.

The U.S. Midwest region participated only to a limited degree in the robust growth of the U.S. economy. In addition, the overbuilt generation market continued to exert downward pressure on the margins of electricity suppliers. However, wholesale electricity prices in the U.S. Midwest region recovered from low levels in 2002 due to higher and volatile wholesale gas prices, averaging $37.2 per MWh in 2003, well above the average 2002 price of $26.7 per MWh.

Acquisition of Ruhrgas Complete

On January 31, 2003, E.ON reached an out-of-court settlement with the nine companies that had filed law suits in state Superior Court in Düsseldorf against the ministerial approval of E.ON's acquisition of Ruhrgas. E.ON completed its acquisition of RAG's Ruhrgas shares the same day. By early March 2003, we had acquired 100 percent of Ruhrgas for a total of €10.2 billion. Ruhrgas became a fully consolidated E.ON company effective February 1, 2003.

Ruhrgas gives us a strong competitive position in the European gas market, ideally complementing our existing gas operations, which are primarily on the downstream side. Along with our fully integrated electricity business, we are now a major player along the entire gas value chain: from procurement to wholesaling, and from transmission to retailing.

In compliance with the terms of the ministerial approval of E.ON's acquisition of Ruhrgas:

- E.ON Energie and Ruhrgas sold their respective 22 percent equity interests in Bayerngas to municipal utilities in Munich, Augsburg, Regensburg, and Ingolstadt and to the City of Landshut;
- E.ON Energie sold its 80.5 percent stake in Gelsenwasser to a joint venture company owned by two municipal utilities, Stadtwerke Dortmund and Bochumer Stadtwerke; and
- E.ON Energie and Ruhrgas sold their combined 32.4 percent equity interest in swb, an energy utility headquartered in Bremen, to EWE.

In late 2003, we concluded agreements to divest our 27.4 percent stake in EWE and our 42.1 percent stake in VNG. EWE's two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen, acquired our EWE stake by exercising their preemptive rights. EWE purchased 32.1 percent of our VNG stake. Pursuant to the conditions of the ministerial approval, the remaining 10 percent stake was offered to municipal authorities in eastern Germany at the same price. The municipal authorities accepted the offer and purchased the 10 percent VNG stake.

With these transactions, we completed the disposals required under the ministerial approval of our acquisition of Ruhrgas before the expiration of the February 2004 deadline.

In Germany's liberalized gas markets, what counts is scale, competitive prices, flexible delivery terms, and flawlessly reliable service. But above all it's about the people and partnerships that are the foundation of successful business relationships. That's why customer proximity and customer service are so important to us.



Dr. Michael Pfingsten, Member of the Board of Management, Ruhrgas AG

E.ON Continues Systematic Transformation into Focused Energy Group

In just a few years, E.ON has transformed itself from a conglomerate into a focused power and gas group. Following the acquisition of Ruhrgas, we further strengthened our core energy business by making targeted acquisitions and by systematically executing our focus strategy.

- We sold an 18.08 percent stake in Degussa to RAG under a public tender offer. E.ON now owns 46.48 percent of Degussa's stock and accounts for Degussa by the equity method.
- Viterra sold Viterra Contracting (a heating service provider) and Viterra Energy Services (a residential services company).
- We sold our 15.9 percent shareholding in Bouygues Telecom, France's third-largest wireless communications company, to the Bouygues Group.
- Sydkraft increased to 97.5 percent its ownership interest in Graninge, Sweden's fourth-largest energy utility.
- E.ON Energie obtained majority interests in two Czech regional electric utilities: JME, in which it now owns 85.7 percent, and JCE, in which it now owns 84.7 percent.
- Powergen agreed to terms for the acquisition of Midlands Electricity, an electricity distribution company operating in the United Kingdom, with its U.S. owners, Aquila and FirstEnergy.

Review of Operations

Electricity and Gas Sales Substantially Higher Due to Acquisitions

Our electricity and gas sales rose substantially year-on-year. The Powergen and Ruhrgas acquisitions played a key role in the increase. But even when measured against prior-year numbers that include pro forma results of the acquired companies, electricity sales increased 16 percent to 387.6 billion kWh, and gas sales climbed 11 percent to 803.7 billion kWh.

Gas Sales in 2003

Billion kWh — Total: 803.7


132.3 E.ON Energie
15.7 LG&E Energy
102.4 Powergen
553.3 Ruhrgas (11 months)

Electricity Sales in 2003

Billion kWh — Total: 387.6


269.4 E.ON Energie
46.2 LG&E Energy
72.0 Powergen

The increase in reported sales at E.ON Energie's electricity business reflects the fact that several companies became consolidated subsidiaries in the second half of 2002 and in 2003 (see pages 80–81 for more information). In the period under review, and particularly in the first quarter, gas sales at E.ON Energie and Ruhrgas benefited from average temperatures below those of the prior year. The integration of TXU's retail business was the main factor behind the substantial increase in Powergen's electricity and gas sales in the United Kingdom. LG&E Energy's sales volumes were essentially unchanged from 2002.

Electricity and Gas Procurement

E.ON Energie met around 58 percent or 162.7 billion kWh (prior year: 59 percent or 155.7 billion kWh) of its requirements with electricity from its own generation assets. The company purchased 117.6 billion kWh of electricity from jointly owned generating facilities and from outside sources, a roughly 11 percent increase from the prior-year figure of 106.2 billion kWh. Total power purchases rose 7 percent to 280.3 billion kWh in 2003 from 261.9 billion kWh in 2002.

As in 2002, Ruhrgas purchased natural gas from German producers and from five export countries in 2003. Of Ruhrgas's total gas purchases of 623.4 billion kWh for 12 months of 2003, Russia and Norway were the company's two biggest suppliers, accounting for 31 percent and 29 percent, respectively. The Netherlands accounted for 16 percent, Denmark for 3 percent, and the United Kingdom for 4 percent. German production accounted for 17 percent of purchases.

Powergen UK's own generating fleet accounted for 35.9 billion kWh or about half of the company's total electricity procured of 74.3 billion kWh. Powergen UK purchased 38.4 billion kWh from outside sources or joint venture owned plants. LG&E Energy's proprietary and leased generation output was 44.1 billion kWh. Its purchases amounted to 4.8 billion kWh.

Consolidated Sales up Considerably

Consolidated sales rose 27 percent relative to the previous year. Sales in our core energy business nearly doubled, primarily owing to the inclusion of Ruhrgas and Powergen. (Ruhrgas was not part of the E.ON Group in 2002, and Powergen became a consolidated E.ON company on July 1, 2002.) In addition, the results of several regional utilities in Germany, Eastern Europe, and Northern Europe were included in E.ON Energie's consolidated results for the first time, enabling the company to grow sales substantially. The deconsolidation of Degussa, which we have accounted for by the equity method since February 1, 2003, reduced the sales we report in our other activities segment by approximately €10.8 billion. We generated 39 percent of our consolidated sales outside Germany in 2003, compared with 45 percent in 2002.

Consolidated Sales[1]			
€ in millions	2003	2002	+/- %
E.ON Energie	22,579	19,142	+18
Ruhrgas	12,085[2]	-	-
Powergen	9,894	4,422[3]	-
Other/Consolidation	-273	81	-
Core energy business	**44,285**	**23,645**	**+87**
Viterra	1,085	1,214	-11
Degussa	994[4]	11,765	-
Other activities	**2,079**	**12,979**	**-84**
Consolidated sales	**46,364**	**36,624**	**+27**

[1]Includes electricity and gas taxes.
[2]February 1 to December 31.
[3]July 1 to December 31.
[4]January 1 to 31.

E.ON Energie generated substantially higher sales in the 2003 financial year. Contributing to the advance were consolidation effects relating to the full-year inclusion of several subsidiaries as well as a weather-driven increase in gas sales volume and the further recovery of electricity prices in Germany.

Between February 1 and December 31, 2003, Ruhrgas generated sales of €12.1 billion. This substantial figure is attributable to weather-driven volume growth and to the increase in the natural gas tax that took effect on January 1, 2003. Demand spikes also helped to boost revenues.

Powergen's sharp increase in sales is attributable to the full-year inclusion of TXU's retail business, which was acquired in October 2002. €7.9 billion of sales were generated in the United Kingdom and €2 billion at LG&E Energy.

At our other activities, Viterra's sales were down from the comparable prior-year figure. The main reasons were reduced sales at Viterra Baupartner, which was in the process of being phased out, and a reduction in rental revenues due to the sale of housing units. Effective February 1, 2003, Degussa has been accounted for by the equity method in line with E.ON's 46.5 percent shareholding in the company. For this reason, sales recorded for Degussa comprise the company's January 2003 results only.

E.ON Again Posts Record Internal Operating Profit

Consolidated internal operating profit for 2003 rose 20 percent to €4.6 billion. Our core energy business, which accounts for more than 90 percent of our earnings, grew internal operating profit by 39 percent. The increase is primarily due to the inclusion of Ruhrgas and Powergen, though the two companies also made a distinctly positive contribution to consolidated internal operating profit even after financing costs, which are included in the internal operating profit reported under Other/Consolidation. Earnings growth in our core energy business more than offset the earnings shortfall of approximately €500 million relating to the deconsolidation of Degussa.

Consolidated Internal Operating Profit			
€ in millions	2003	2002	+/- %
E.ON Energie	3,058	2,782	+10
Ruhrgas	1,128[1]	-	-
Powergen	620	329[2]	-
Other/Consolidation	-693	-152	-
Core energy business	**4,113**	**2,959**	**+39**
Viterra	295	203	+45
Degussa	157[3]	655	-
Other activities	**452**	**858**	**-47**
Consolidated internal operating profit[4]	**4,565**	**3,817**	**+20**

[1]February 1 to December 31.
[2]July 1 to December 31.
[3]Accounted for by the equity method effective February 1, 2003.
[4]Non-GAAP financial measure; see reconciliation to net income on page 36.

E.ON Energie posted a substantial increase in internal operating profit. Positive effects from the inclusion of newly consolidated companies in and outside Germany, together with operating improvements, more than counterbalanced the charges relating to the adoption of SFAS 143 to account for provisions for nuclear plant decommissioning and to balance area settlement payments (see page 82 for more information).

Factors behind Ruhrgas's solid earnings performance include volume growth, as well as demand spikes in the first quarter, the optimal utilization of its procurement portfolio, and the favorable development of heating oil prices.

Full-year consolidation and the enhanced retail business including the former TXU operations were the main drivers behind the sharp rise in Powergen's internal operating profit. The U.K. business contributed €452 million and the U.S. business €218 million. The residual figure comprises Powergen's investments in the Asia-Pacific region as well as corporate interest and other costs.

Review of Operations

The Other/Consolidation segment contains the results of central Group financing activities and equity interests managed directly by E.ON AG, E.ON AG itself, as well as consolidation effects at the Group level. The decline in this segment's internal operating profit is due above all to a markedly higher interest expense, primarily as a result of financing costs relating to the Powergen and Ruhrgas acquisitions.

Viterra's internal operating profit rose considerably. Positive factors included the substantial increase in housing units sold and the phaseout of Viterra Baupartner, a loss-making business line. Under the equity method, 46.5 percent of Degussa's after-tax earnings are included in E.ON's internal operating profit for all periods after February 1, 2003. For this reason, Degussa's reported internal operating profit for 2003 is well below the figure for 2002.

Consolidated Net Income

€ in millions	2003	2002	+/- %
Consolidated internal operating profit	**4,565**	**3,817**	**+20**
Net book gains	1,257	1,071	+17
Restructuring expenses	-479	-331	-
Other nonoperating earnings	195	-5,316	-
Income/(loss) from continuing operations before income taxes and minority interests	**5,538**	**-759**	**-**
Income taxes	-1,124	662	-
Minority interests	-464	-623	-
Income/(loss) from continuing operations	**3,950**	**-720**	**-**
Income/(loss) from discontinued operations, net	1,137	3,306	-66
Cumulative effect of changes in accounting principles, net	-440	191	-
Consolidated net income	**4,647**	**2,777**	**+67**

Net Book Gains Surpass Substantial Prior-Year Figure

Net book gains in 2003 resulted mainly from the sale of our interest in Bouygues Telecom to the Bouygues Group (€840 million) and the sale of a roughly 18 percent stake in Degussa (€168 million). E.ON Energie recorded a net book gain of approximately €165 million on the sale of securities. Further book gains of approximately €160 million mainly reflect E.ON Energie's disposal of shares in swb and a regional utility located in eastern Germany and Powergen's sale of interests in certain electric generating facilities. These gains were partially negated by a book loss of €76 million on the disposal of a 1.9 percent stake in HypoVereinsbank in March 2003. The substantial prior-year figure mainly reflected the sale of certain Schmalbach-Lubeca businesses and our STEAG stock, together with net book gains recorded at E.ON Energie in connection with the breakup of Rhenag and the sale of shares in Sydkraft and in Watt, a Swiss energy utility.

Restructuring expenses in 2003 were recorded mainly at E.ON Energie and were primarily attributable to the creation of two regional utilities, E.ON Hanse and E.ON Westfalen Weser, and to payments for additional early retirement measures (-€358 million). Additional restructuring expenses were recorded at Powergen in connection with the *integration of TXU activities (-€121 million). Restructuring expenses in the prior year were recorded mainly in our chemicals business.

Our strength is that we have established pathways to our customers in both power and gas service. What's more, natural gas has bright growth prospects. The relationships we have with our more than 1 million customers in northern Germany are founded on partnership, competitively priced energy products, and, above all, on our presence in the communities where our customers live and do business.



Hans-Jakob Tiessen, Chairman of the Board of Management, E.ON Hanse AG

Other nonoperating earnings chiefly reflect unrealized income from the required marking to market of derivatives at E.ON Energie and Powergen (€494 million). This was offset by the impairment charge taken by Degussa in its Fine Chemicals division, which reduced other nonoperating earnings by €187 million in line with our 46.5 percent shareholding in Degussa. The substantial loss recorded in the prior year was primarily attributable to the impairment charge taken on the goodwill acquired in the Powergen transaction and to the valuation allowances on our HypoVereinsbank shares and on other securities.

Income from continuing operations before income taxes and minority interests rose by €6.3 billion. In the prior year, this figure was negatively impacted by the substantial loss reported under other nonoperating earnings.

In 2003, the E.ON Group's continuing operations include a tax expense of €1,124 million. In 2002, we recorded a tax benefit of €662 million, of which €613 million was related to the release of deferred taxes, resulting in particular from valuation allowances on securities held by E.ON and from losses on securities sold by E.ON. In addition to the tax expense on our earnings, a number of factors were behind the increase in our tax burden in the year under review. Changes in tax rates and tax laws that took effect in 2003 resulted in a tax expense of €60 million. The valuation allowances to deferred taxes on loss carryforwards amounted to an expense of €543 million, of which €488 million resulted from the delay in the ability to utilize loss carryforwards accrued in Germany (see Note 8 to the Consolidated Financial Statements for details).

Minority interests declined, mainly due to the deconsolidation of Degussa.

Income from continuing operations rose to €4 billion. In the prior-year period, this item was negatively impacted by the substantial loss reported under other nonoperating earnings.

Income from Discontinued Operations Reflects Substantial Gains on Disposals

Income from discontinued operations in 2003 mainly reflects the book gains recorded on the sale of Gelsenwasser and Viterra Energy Services. The prior-year figure also consisted primarily of gains on the disposal of operations, including VAW aluminium, VEBA Oel, Stinnes, and certain operations divested by Degussa (an overview of discontinued operations can be found on pages 133ff of this report).

The cumulative effect of changes in accounting principles is primarily attributable to the adoption of the SFAS 143, "Accounting for Asset Retirement Obligations" (commentary on SFAS 143 can be found on pages 167ff of this report). The figure for the previous year includes the reversal of negative goodwill in the amount of €191 million relating to our former Aluminum segment pursuant to SFAS 142, "Goodwill and Other Intangible Assets."

Consolidated net income rose considerably. Contributing factors included appreciable operating improvements, substantial gains on disposals, and the absence of significant nonrecurring charges.

Proposed Dividend Increased to €2 per share

E.ON AG prepares its Financial Statements in accordance with German commercial law and the German Stock Corporation Act. E.ON AG's net income for 2003 amounts to €1,924 million. After transferring €612 million to other retained earnings, net income available for distribution totals €1,312 million.

At the Annual Shareholders Meeting on April 28, 2004, management will propose that net income available for distribution be used to pay a cash dividend of €2 per share, a 14 percent increase from the cash dividend paid in 2003. The higher proposed dividend in particular reflects our solid earnings performance. This would mark the fifth year in a row that we have paid out a higher dividend. We believe this makes E.ON stock more attractive to investors.

Financial Statements of E.ON AG (Summary)

€ in millions	Dec. 31, 2003	Dec. 31, 2002
Property, plant, and equipment	191	194
Financial assets	22,266	20,061
Fixed assets	**22,457**	**20,255**
Receivables from affiliated companies	6,524	6,908
Other receivables and assets	1,588	3,533
Liquid funds	251	4
Non-fixed assets	**8,363**	**10,445**
Total assets	**30,820**	**30,700**
Stockholders' equity	11,657	10,875
Special items with provision component	415	470
Provisions	2,126	1,830
Liabilities to affiliated companies	14,170	14,683
Other liabilities	2,452	2,842
Total stockholders' equity and liabilities	**30,820**	**30,700**

Income Statement of E.ON AG (Summary)

€ in millions	2003	2002
Income from equity interests	3,018	-1,022
Interest income (net)	-793	-327
Other expenditures and income (net)	-30	3,450
Income/(loss) from continuing operations before income taxes and minority interests	**2,195**	**2,101**
Taxes	-271	-436
Net income	**1,924**	**1,665**
Net income transferred to retained earnings	-612	-523
Net income available for distribution	**1,312**	**1,142**

Review of Operations

The complete financial statements of E.ON AG, with the unqualified opinion issued by the auditors, PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be published in the *Bundesanzeiger* and filed in the Commercial Register of the Düsseldorf District Court, HRB 22315. Copies are available on request from E.ON AG and at www.eon.com.

Investments below High Prior-Year Figure

The E.ON Group's investments in 2003 were below the high prior-year figure, primarily due to lower investments in financial assets. We invested €2.7 billion in property, plant, and equipment in 2003, down from €3.2 billion in the previous year. We invested €6.5 billion in financial assets against €21 billion a year ago. These figures include €0.4 billion (2002: €1 billion) for investments in companies we account for by the equity method.

E.ON Group Investments

€ in millions	2003	2002	+/- %
E.ON Energie	3,521	6,125	-43
Ruhrgas	463	-	-
Powergen	842	3,094	-73
Other/Consolidation	4,210	13,448	-69
Core energy business	**9,036**	**22,667**	**-60**
Viterra	124	378	-67
Degussa	36	1,114	-
Other activities	**160**	**1,492**	**-89**
Total	**9,196**	**24,159**	**-62**
thereof outside Germany	3,058	12,468	-75

E.ON Energie invested €1.7 billion in property, plant, and equipment, slightly more than the prior-year figure of €1.6 billion. The greater part of these investments went toward the company's electric generation and distribution operations. Investments in financial assets declined from €4.5 billion in the previous year to €1.8 billion. E.ON Energie's most significant investments in financial assets included the increase of its stake in Graninge and in two Czech regional electric utilities, JME and JCE. The high figure for 2002 reflected the acquisition of shareholdings in Thüga, EAM Energie (formerly Energie-AG Mitteldeutschland), EWW, EMR, Hungary's Édász, and Finland's Espoon Sähkö (which now operates as E.ON Finland). E.ON Energie also acquired a minority interest in Slovakia's ZSE in 2002.

Technology leadership is a key driver of sustained operational excellence and commercial success. That's why E.ON Energie is actively involved in developing technologies that boost our competitiveness and that deliver value—from our customers' point of view.



Prof. Rainer Frank Elsässer, Member of the Board of Management, E.ON Energie AG

In 2003, Ruhrgas invested €139 million in property, plant, and equipment and €324 million in financial assets. The largest single investment was the acquisition of additional shares in Gazprom, a Russian gas company.

Powergen's capital expenditures include €749 million (2002 six months: €548 million) in additions to property, plant, and equipment and €93 million (2002 six months: €2.5 billion) of investments in financial assets. Powergen's investments in financial assets in the second half of 2002 primarily include the acquisition of TXU's retail business. The 2003 capital expenditure comprises additions to property, plant, and equipment, primarily to electric generation and distribution assets, totaling €322 million at Powergen UK and €427 million at LG&E Energy.

Investments reported under Other/Consolidation mainly reflect payments to acquire the remaining Ruhrgas shares. Investments of €4.3 billion went toward completing the acquisition of Ruhrgas in 2003. The substantial year-earlier figure is primarily attributable to payments for the acquisition of Powergen and shares in Ruhrgas.

Viterra's capital expenditure in the period under review was also appreciably lower than the prior-year figure, which included €273 million to acquire the original 86.3 percent of Frankfurter Siedlungsgesellschaft (FSG). The largest single capital expenditure in 2003 was the purchase of the remaining FSG shares from the City of Frankfurt for €49.2 million.

Financial Condition

Statement of Cash Flows (Summary)

€ in millions	2003	2002
Cash provided by operating activities	5,538	3,614
Cash provided by (used for) investing activities	39	-10,409
Cash provided by (used for) financing activities	-3,545	4,499
Net increase (decrease) in cash and cash equivalents maturing	**2,032**	**-2,296**
Liquid funds as shown on the balance sheet	**10,795**	**8,385**

Management's analysis of E.ON's financial condition uses, among other financial measures, net financial position and cash provided by operating activities.

Cash Provided by Operating Activities

€ in millions	2003	2002	+/- %
E.ON Energie	5,040	3,246	+55
Ruhrgas	791	-	-
Powergen	493	373	-
Other/Consolidation	-795	-897	-
Core energy business	**5,529**	**2,722**	**+103**
Viterra	102	51	+100
Degussa	-93	841	-
Other activities	**9**	**892**	**-99**
Cash provided by operating activities	**5,538**	**3,614**	**+53**

Cash provided by operating activities in 2003 considerably surpassed the figure for 2002, because cash flow in 2002 was reduced by nonrecurring items such as tax payments (including interest portions) for previous years. Cash provided by operating activities in our core energy business was sharply higher owing to operating improvements and the effect of consolidating the results of Ruhrgas and Powergen.

E.ON Energie reported a substantial increase in cash provided by operating activities due to operating improvements, intercompany tax offsets, and the inclusion of the results of several regional utilities that became consolidated E.ON Energie companies in 2003. Powergen's cash flow was up in 2003, principally because of full-year consolidation; in 2002, Powergen contributed consolidated results in the second half of the year only. Cash provided by operating activities reported in our Other/Consolidation segment in 2003 improved from the 2002 figure, which was burdened by significant tax payments (including interest portions). In this segment, cash flow was negatively impacted by the abovementioned tax offsets with E.ON Energie, acquisition financing costs, and the change under which Degussa is now accounted for by the equity method.

Free cash flow is defined as cash provided by operating activities less investments in fixed and intangible assets. E.ON uses free cash flow primarily to make growth-creating investments, pay out dividends, and reduce its net financial liabilities. Free cash flow in 2003 was significantly higher than in 2002. The main drivers were the sharp increase in cash provided by operating activities and the decline in investment activities due to the deconsolidation of Degussa.

Free Cash Flow

€ in millions	2003	2002	+/- %
Cash provided by operating activities	5,538	3,614	+53
Investments in fixed and intangible assets	2,660	3,210	-17
Free cash flow[1]	**2,878**	**404**	**+612**

[1]Non-GAAP financial measure.

Review of Operations

To improve the information value of our derivation of net financial position, we now include the line item "securities and funds (fixed assets)" at fair value. We have revised our net financial position at December 31, 2002, accordingly.

As of December 31, 2003, the E.ON Group's net financial position—the difference between our financial assets of €11,776 million and our total financial liabilities to banks, bond holders, and third parties of €19,631 million—amounted to -€7,855 million.

E.ON Group Net Financial Position

€ in millions	Dec. 31, 2003	Dec. 31, 2002
Bank deposits	3,807	1,317
Securities and funds (current assets)	6,988	7,068
Total liquid funds	**10,795**	**8,385**
Securities and funds (fixed assets)	981	1,519
Total financial assets	**11,776**	**9,904**
Financial liabilities to banks/loans	-16,295	-19,554
Financial liabilities to third parties	-3,336	-2,810
Total financial liabilities	**-19,631**	**-22,364**
Net financial position[1]	**-7,855**	**-12,460**

[1]Non-GAAP financial measure; see reconciliation in table at right.

Net financial position, a non-GAAP financial measure, is derived from several items, each of which can be reconciled to a GAAP financial measure, as shown in the table below.

E.ON Group Reconciliation to Net Financial Position

€ in millions	Dec. 31, 2003	Dec. 31, 2002
Liquid funds shown in the Consolidated Financial Statements	**10,795**	**8,385**
Financial assets shown in the Consolidated Financial Statements	**17,725**	**16,971**
Thereof loans	-1,785	-2,048
Thereof equity investments	-14,361	-12,767
Thereof shares in affiliated companies	-598	-637
= Total financial assets	11,776	9,904
Financial liabilities shown in the Consolidated Financial Statements	**-21,787**	**-24,850**
Thereof to affiliated companies	231	167
Thereof to associated companies	1,925	2,319
= Total financial liabilities	-19,631	-22,364
Net financial position	**-7,855**	**-12,460**

Despite the substantial funds that went to the acquisition of Ruhrgas shares, to investments in fixed assets and other shareholdings, and to the payout of the increased cash dividend, the E.ON Group's net financial position has improved substantially from the figure of -€12,460 million reported at December 31, 2002.

This is mainly attributable to the sharp increase in cash provided by operating activities, the gains on the disposals described above, and the repayment of loans made to Degussa. A further positive factor was the sharp decline in the value of the U.S. dollar and the British pound against the euro.

E.ON Group Financial Key Figures

€ in millions	2003	2002
Net interest expense[1]	**-661**	**-405**
EBITDA[2]	**9,458**	**7,558**
Cash provided by operating activities	**5,538**	**3,614**
EBITDA ÷ net interest expense	**14.3x**	**18.7x**
EBITDA ÷ net financial position	**120%**	**61%**
Net financial position ÷ cash provided by operating activities	**1.4**	**3.4**

[1]Non-GAAP financial measure; see the reconciliation on page 41.
[2]Non-GAAP financial measure; see the reconciliation to internal operating profit on pages 112-113.

Net interest expense rose by €256 million relative to the year-earlier figure, mainly due to the increase in interest expense related to the financing of the acquisitions of Powergen and Ruhrgas and to the decline in interest income resulting from interest rates that were lower than in the prior year. Net interest expense consists only of interest income and interest expense that are included in the calculation of our net financial position. Net interest expense, a non-GAAP financial measure, is used by equity analysts to calculate other commonly used financial measures such as EBITDA÷net financial expense. In the table below, net interest expense is derived from the next directly comparable U.S. GAAP financial measure.

Reconciliation to Net Interest Expense

€ in millions		2003		2002
Interest income shown in the Consolidated Statements of Income		-1,107		-372
- Income from long-term loans	-	52	-	42
+ Accretion expense from the adoption of SFAS 143	+	486		-
+ Net interest expense on financial liabilities to affiliated companies and to companies in which share investments are held	+	12	+	9
Net interest expense		**-661**		**-405**

Net financial position÷cash provided by operating activities improved from 3.4 in 2002 to 1.4 in the year under review. This results both from our lower net financial position and from the improvement in cash provided by operating activities. Because EBITDA was up year-on-year, EBITDA÷net financial position also improved substantially, increasing from 61 percent to 120 percent. Only EBITDA÷net interest expense declined, decreasing from 18.7 times net interest expense in 2002 to 14.3 times net interest expense in 2003. The reason for the decline is that the increase in our net interest expense was proportionally greater than the improvement in our EBITDA.

Financial Policy

In managing our financial position, we pursue a policy that gives E.ON substantial *financial flexibility and instant access to short-term and long-term financial resources.

At year end 2003, we had at our disposal a syndicated credit facility (€7.5 billion in short-term, €5 billion in long-term) and short-term credit lines through individual banks (€0.2 billion). We also have at our disposal the Commercial Paper program (€10 billion), and the Medium Term Note program (€20 billion). As of the balance-sheet date, E.ON had utilized €2 billion of the Commercial Paper and €7.5 billion of the Medium Term Note program. No bank loans were utilized.

On August 4, 2003, Standard&Poor's confirmed its AA- rating for E.ON's long-term bonds and changed the outlook from stable to negative. Since January 10, 2003, E.ON bonds have had a long-term rating of A1 (stable outlook) from Moody's. Moody's left its rating unchanged following the annual review process. Commercial paper issued by E.ON has short-term ratings of A-1+ and P-1 by Standard&Poor's and Moody's, respectively. Following the takeover of Midlands Electricity, both agencies confirmed that their ratings remain unchanged. We are committed to maintaining at a minimum a strong single "A" rating.

Review of Operations

Foreign Exchange, Interest rate, and Commodity Price Risk Management

The E.ON Group's business operations and related financial activities expose it to exchange rate, interest rate, and commodity price fluctuations. In order to limit the Group's exposure to these risks, E.ON pursues systematic and Group-wide financial and risk management. To this end, E.ON also uses derivative financial instruments. These instruments are established and commonly used and are transacted with financial institutions, brokers, power exchanges, and third parties whose credit standing is monitored on an ongoing basis.

As of December 31, 2003, the face value of interest rate, foreign currency, and stock market hedging transactions was €24,385 million. The market value of these hedging transactions was €606 million. The decrease in financial derivative activity is principally attributable to the deconsolidation of Degussa, a decline in intercompany foreign-currency-denominated loans, and the unwinding of interest rate swaps at Powergen.

We also use derivative financial instruments to limit exposure to risks from changes in commodity and product prices. Our energy business used electricity, gas, coal, and oil price hedging transactions to limit its exposure to risks resulting from price volatility, to optimize the deployment of generating assets, to execute load balancing, and to increase margins. Our energy segment also engages in commodity trading in accordance with detailed trading guidelines and within narrow limits. The face value of energy derivatives amounted to €18,296 million as of December 31, 2003. The market value of all commodity transactions amounted to €102 million.

We have a Group-wide system in place to monitor and manage the credit risks associated with derivative financial instruments.

Consolidated Assets, Liabilities, and Stockholders' Equity

€ in billions	Dec. 31, 2003	%	Dec. 31, 2002	%
Long-term assets	87.0	78	86.3	76
Short-term assets	24.9	22	27.2	24
Assets	**111.9**	**100**	**113.5**	**100**
Stockholders' equity	29.8	27	25.7	23
Minority interests	4.6	4	6.5	6
Long-term liabilities	53.4	48	58.5	51
Short-term liabilities	24.1	21	22.8	20
Total stockholders' equity and liabilities	**111.9**	**100**	**113.5**	**100**

Asset and Capital Structure

The acquisition of Ruhrgas and Graninge led to a €0.7 billion increase in long-term assets in 2003. Short-term assets declined by €2.3 billion. As a result, total assets declined by €1.6 billion to €111.9 billion. Our equity ratio for 2003 increased to 27 percent compared with 23 percent in the previous year.

Long-term liabilities decreased by €5.1 billion to €53.4 billion.

The following key figures underscore the E.ON Group's solid asset and capital structure through the end of 2003:

- Long-term assets are covered by stockholders' equity at 34.3 percent (2002: 29.8 percent).
- Long-term assets are covered by long-term capital at 101 percent (2002: 105 percent).

Employees


Employees[1]
Dec. 31, 2003[2]
Dec. 31, 2002
E.ON Energie
43,853
41,823
Ruhrgas
10,150
-
Powergen
10,062
11,017
E.ON AG/Other
597
558
Core energy business
64,662
53,398
Viterra
1,887
2,471
Degussa[3]
-
45,467
Other activities
1,887
47,938
Continuing operations
66,549
101,336
Discontinued operations[4]
-
5,494
0
20,000
40,000
60,000
80,000
100,000

[1]Figures do not include apprentices.
[2]Figures do not include managing directors or board members.
[3]As of December 31, 2003, Degussa had 44,481 employees and 2,125 apprentices.
[4]Includes CRC Evans, Gelsenwasser, Viterra Energy Services, and Viterra Contracting effective December 31, 2002.

At year end 2003, the E.ON Group's staff count totaled 66,549 for its continuing operations worldwide, not including 306 board members and managing directors and 2,528 apprentices. E.ON's workforce declined by 34,787 employees, or 34.3 percent, in relation to year end 2002.

The decrease was caused by the deconsolidation of Degussa, which reduced Group staff count by 45,467 employees when it took effect on February 1, 2003.

In the year under review, wages and salaries, including social security contributions and retirement plans, totaled €4.9 billion for our continuing operations, compared with €6.4 billion in the prior year.

I've been fortunate to work closely with many individuals and integration teams across E.ON and its subsidiaries, and to witness first-hand the incredibly talented employees in this company. Engaging them and encouraging them to share their knowledge and unique insights across the organization is key to maximizing E.ON's success.



Dr. Paula Pottinger, Vice President Human Resources, LG&E Energy LLC

Review of Operations

Research and Development

The E.ON Group's expenditures for research and development (R&D) totaled €69 million in 2003 against €380 million in the prior year. The decline is mainly attributable to the deconsolidation of Degussa. Overall, 852 employees work in R&D at the E.ON Group: 399 at E.ON Energie, 437 at Ruhrgas, and 16 at Powergen.

E.ON Energie participates in national and international research initiatives in the area of energy technology and runs its own projects to test new technology. For many years, E.ON Energie has been involved in projects aimed at enhancing the efficiency of today's and tomorrow's large-scale generating facilities. One example is the development of pressurized coal-dust firing. Studies on large, fossil-fuel-fired generating facilities promise results in the near term. E.ON Energie is pursuing this project in cooperation with prominent manufacturers of generating equipment. By working closely with leading university research institutes specializing in generation technology and its energy industry peers, E.ON Energie is helping to ensure that new insights flow into the design of the generating facilities of the future.

The purpose of Ruhrgas's R&D is to optimize the operation and monitoring of its pipeline system. R&D is also focused on enhancing gas's attractiveness vis-à-vis competing energy sources and on developing new market segments for gas. One example is a helicopter-borne laser scanning system that can be used to detect gas pipeline leaks, a project in which Ruhrgas is partnering with the German Aerospace Center and with an engineering firm based in Brandenburg. Another example is Ruhrgas's involvement, since 2002, in a European cooperative venture to test fuel cell heaters in multifamily dwellings.

Powergen's engineering expertise is concentrated in the PowerTech business located near Nottingham, whose R&D activities and innovative products and services help the company's subsidiaries in the United Kingdom to achieve their strategic objectives. The core competencies involved are also applied to develop commercially focused solutions for non-Powergen customers through a specialist engineering and technical consultancy service.

Environmental Protection Investments at High Level

We invested a total of more than €300 million in environmental protection in 2003.

One of E.ON Energie's key objectives is to further reduce both its consumption of primary resources and its emission of pollutants and carbon dioxide (CO_2). With an average 2003 emission rate of roughly 358 grams of CO_2 for every kWh of electricity produced, E.ON Energie's emissions are nearly 40 percent below the average for power producers in Germany. E.ON Energie is actively involved in research into high-temperature components in order to enhance the fuel efficiency—and thus reduce the CO_2 emissions—of the next generation of coal-fired power plants.

Ruhrgas's natural gas operations contribute in many ways to reducing environmentally harmful emissions. Ruhrgas operates technically advanced and efficient installations and machinery that emit few pollutants. Its efforts in the area of environmental stewardship often go well beyond compliance with environmental regulations. One example involves the compressor stations in natural gas transmission pipelines. Compressor stations are typically powered by gas turbines which emit CO_2. Emissions can be considerably reduced, however, by optimizing the gas flow and by making selective use of individual compressor stations.

Powergen has devoted increasing attention to measures that have a positive influence on society and the environment. Such measures encompass Powergen's operations, products, and services but also aim to encourage a dialog with its stakeholders. Powergen released its first-ever Corporate Responsibility Report in 2003 (www.powergenplc.com/crreport).

Major Events after the Close of the Financial Year

- On January 16, 2004, Powergen completed the acquisition of Midlands Electricity for €1.710 billion (£1.177 billion) and is now the sole owner of the U.K.-based electric distribution company.
- On January 20, 2004, E.ON sold its 4.99 percent shareholding in Unión Fenosa, a Spanish utility, for approximately €217 million or €14.25 per share. E.ON realized a book gain of about €26 million on the transaction.
- On January 26, 2004, EWE's two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen, acquired E.ON Energie's 27.4 percent stake in EWE by exercising their preemptive rights. This completed the stock purchase and transfer agreement dated December 8, 2003.
- On January 28, 2004, EWE purchased 32.1 percent of our VNG stake. Pursuant to the conditions of the ministerial approval, the remaining 10 percent stake was offered to municipal authorities in eastern Germany at the same price. The municipal authorities purchased the 10 percent stake on the same day.
- On February 11, 2004, the state Superior Court in Düsseldorf granted an appeal filed by Teag Thüringer Energie against an injunction order issued by the German Federal Cartel Office on December 16, 2002, regarding Teag's allegedly excessive rates for electric transmission services. The court stated that the rate calculation formula of the association agreement II+ is based on a recognized business method. The court granted the Cartel Office the right to appeal the decision to the German Supreme Court. Court decisions are still pending in civil suits filed against certain E.ON Group regional utilities regarding the fairness of their rates for electric transmission services.

Risk Management System and Existing Risks

In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses. To manage these risks, we use a comprehensive risk management system that is embedded in our business and decision-making procedures. Key components of the system include our standardized, Group-wide planning and controlling processes, Group-wide guidelines and reporting systems, and a Group-wide risk reporting system. Our risk-management system is designed to enable us to recognize risks early and to execute the necessary countermeasures. In addition, our Group-wide planning, controlling, and reporting processes are being further optimized and integrated.

As required by applicable statutes, the reliability of our risk management system is checked regularly by the internal audit and controlling departments of our divisions and of E.ON AG, as well as by our independent auditors.

The following important risk categories are found within the E.ON Group and are thus also significant for E.ON AG.

Operational Risks

Technologically complex production facilities are involved in the production and distribution of energy and in the chemicals business. Operational failures or extended production stoppages of facilities or components of facilities could negatively impact our earnings. The following are among the significant measures we employ to address these risks:

- Systematic employee training and qualification programs
- Further refinement of our production procedures and technologies
- Regular facility and system maintenance.

Should an accident occur despite the measures we employ, we have a reasonable level of insurance coverage.

Financial Risks

During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks. The instruments used to hedge these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential currency fluctuation risks from short-term securities, but these are controlled and monitored by appropriate fund management.

External Risks

E.ON's subsidiaries operate in an international market environment that is characterized by general risks related to the business cycle and by more intense competition. The liberalization of the European energy market exposes our electricity operations in particular to price and sales volume risks.

Our comprehensive sales monitoring system and intensive customer management help minimize these risks. We also counter market price fluctuations in our energy operations by trading electricity, gas, and certain commodities. This sometimes involves utilizing derivative financing instruments. Our use of derivative financial instruments is organized and monitored in compliance with detailed trading rules.

The political and legal environment in which the E.ON Group does business is a source of additional risks. Changes to this environment can lead to considerable uncertainty with regard to planning.

The implementation of EU directives on power and gas market liberalization, together with the mandatory creation of an independent regulatory authority, will change Germany's current system of self-regulation via negotiated third party grid access in the electricity and gas industries. At the time of this writing, we cannot predict how the establishment of a regulator and changes to the current system of transmission system access will affect our operations.

On October 13, 2003, the EU adopted a directive requiring member states to have a CO_2 emissions allowance trading scheme in place so that EU-wide emissions allowance trading can begin on January 1, 2005. The directive affects all generating facilities with an output capacity of 20 megawatts and above. We assume that many of our generating facilities will be affected by the directive. It is unclear at this stage, however, how many permits will be allocated to E.ON for the period 2005 to 2007. The approval process for permit allocation is scheduled to begin in the summer of 2004. The allocation of permits is expected in September 2004. We will not know until then whether the E.ON Group will be allocated enough emissions permits to operate its generating fleet starting in 2005, or whether we will need to buy permits in the secondary market.

Uncertainty also attends the following issues:

- the debate about provisions for nuclear waste management under the EU's nuclear energy directive
- the effects of legal unbundling
- taxes that raise electric and gas prices and the resulting passthrough risk.

Our goal is to play an active role in shaping our business environment. We pursue this goal by engaging in a systematic, constructive, and informed dialog with leading politicians and jurists.

IT Risks

The operational and strategic management of the Group relies heavily on complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and certain technological security measures. In addition, the E.ON Group has in place a range of technological and organizational measures to counter the risk of unauthorized access to data, the misuse of data, and data loss.

In the period under review, the *integration of Ruhrgas substantially changed the E.ON Group's risk situation. However, we do not currently perceive any risks that would threaten the existence of the Group or its subsidiaries.

To be competitive, we need to involve our customers, to listen to them, and to work together with the group to make sure their requirements are met. That's how we earn our customers' trust. And trust is the key to success in the electricity market.



Eva-Lisa Persson,
Customer Center Manager, Sydkraft AB

Outlook

The German Council of Economic Experts expects the global economy to expand briskly in 2004. The United States' expansionary fiscal and accommodationist monetary policy will provide important ongoing support to economic activity. U.S. GDP growth for 2004 is forecast at 4 percent. Though the EU economy is expected to pick up as well, its growth is forecast at a more leisurely 1.9 percent in real terms. Under this scenario, the European Union will not close the economic growth gap between it and the United States. Germany's economy is expected to expand hesitantly in 2004 and, as in the past, be mainly export driven. Domestic demand is expected to remain weak. Despite the favorable monetary environment and increased confidence that the economy is improving, consumption and investment are unlikely to show any increases. The Council of Economic Experts anticipates that the German economy will expand by 1.5 percent in real terms in 2004.

Effective January 1, 2004, we aligned our organizational structure with the five target markets defined in our on·top project: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. This will also be our external reporting structure for 2004.

Investment Plan 2004

€ in billions


0.7 Pan-European Gas
0.5 U.K.
0.6 Nordic
0.4 U.S. Midwest
0.3 Other
2.5 Central Europe

Our investment plan for 2004 was also based on our new corporate structure. More than half of our total investments will be made outside Germany.

The acquisition of Midlands Electricity in the United Kingdom and of majority interests in Central Europe will lead to a slight increase in the E.ON Group's staff count in 2004.

Through year end 2003, internal operating profit was E.ON's key figure in terms of management control and served as an indicator of a business's long-term earnings power. Beginning January 1, 2004, earnings before interest and taxes (EBIT) is our new performance figure. One reason for the change is that, increasingly, interest income is centrally managed. Another is that EBIT is a more commonly used financial measure among capital market participants and therefore makes it easier to compare our performance with that of our peers.

For 2004, we expect consolidated EBIT to surpass the record number we posted in 2003.

We anticipate that our Central Europe market unit's EBIT for 2004 will top the comparable year-earlier figure. We expect the earnings drivers to be *efficiency improvements through the transfer of best practices, the inclusion of earnings streams from newly consolidated subsidiaries in central Eastern Europe, the passthrough of higher wholesale electricity prices to final customers, and the realization of regional synergies.

For 2004, we do not expect our Pan-European Gas market unit to repeat its extraordinarily high EBIT performance of the prior year. Our guidance is based on the assumption that 2004 will have normal weather patterns.

The 2004 EBIT of our U.K. market unit is expected to be significantly above prior-year level. The main driver will be the successful *integration of the newly acquired Midlands distribution business. We also expect the integrated generation, trading, and retail business to post higher EBIT.

Due in particular to the full-year consolidation of Graninge, we also expect our Nordic market unit to report appreciably higher EBIT in 2004.

The 2004 EBIT of the U.S. Midwest market unit is expected to be ahead of the prior year in local currency. The 2004 EBIT performance of the regulated business should improve as a result of rate cases that were filed in December 2003. The success of the non-regulated businesses will depend on political and economic factors in Argentina. In reporting currency, 2004 EBIT is expected to be affected by the development of the U.S. dollar compared to the euro.

We do not anticipate that Viterra will be able to repeat in 2004 the extraordinary growth rate in housing units sold it recorded in 2003. With the number of units sold expected to decline, we do not anticipate that Viterra's EBIT for 2004 will reach the prior year's level.

Despite additional improvements in our operating performance, we do not expect consolidated net income for 2004 to reach the prior-year level. From today's perspective, we do not anticipate book gains in 2004 that would be similar in magnitude to those recorded in 2003.



* Performance

* Performance

We've set ambitious financial targets. We aim to increase our return on capital employed to at least 10.5 percent by 2006 and to average double-digit annual growth in our cash dividend per share. To get there, we've put in place measures that will significantly enhance our efficiency. Our focus on operational excellence will be relentless. At the same time, we will apply a strict financial yardstick when we evaluate potential growth opportunities.



Additional Information

E.ON Stock and E.ON Bonds

E.ON stock is listed not only on all German stock exchanges, but also on the Swiss Stock Exchange and as American Depositary Receipts on the New York Stock Exchange. E.ON stock is included in all major European stock indices.

Key Figures per Share

€	2003	2002	+/- %
Stock price at year end	51.74	38.45	+35
Earnings from continuing operations	6.04	-1.10	-
Earnings from discontinued operations	1.74	5.07	-66
Dividend	2.00	1.75	+14
Book value at year end[1]	45.39	39.33	+15

[1]Excludes minority interests.

Stock Price at Year End[1]

€ per share[1]



48.45
64.80
58.18
38.45
51.74
60
40
1999
2000
2001
2002
2003

[1]The 1999 price refers to the stock of E.ON's predecessor entity, VEBA.

E.ON Stock Outperforms Market Considerably in 2003

The EURO STOXX 50, an index of premier European equities, rose 18.4 percent in 2003. The STOXX Utilities index closed the year 14.9 percent higher. Though the market environment for equities continued to be difficult, E.ON stock advanced 34.6 percent, thereby considerably outperforming both the broader European equity market and its European utility peers. Shareowners who reinvested their cash dividends saw their E.ON investment increase by 39.9 percent in value in 2003 and therefore outperform the DAX index of Germany's top 30 blue chips, which ended the year up 37.1 percent.

E.ON Stock Delivers Superior Performance over Longer Term

Investors who purchased €5,000 worth of E.ON stock at the end of 1993 and reinvested their cash dividends saw the value of their investment rise to more than €12,000 by the end of 2003. This represents an average annual increase of 9.4 percent, higher than Germany's DAX index, which advanced 5.8 percent per year on average over the same period. At 9.1 percent, the average annual increase of the EURO STOXX 50 was roughly equal to that of E.ON stock. During the same ten-year span, the STOXX Utilities index performed less well, increasing an average of 7.5 percent each year.

Investors who purchased €5,000 worth of E.ON stock at the end of 1998 and reinvested their cash dividends saw the value of their investment rise 15.4 percent by year end 2003. Over the same five-year period the DAX index fell 20.7 percent, the EURO STOXX 50 fell 10.6 percent, and the STOXX Utilities fell 15.5 percent. E.ON stock thus considerably outperformed the broader German stock market, European blue chips, and its European utility peers.

Proposed Dividend Increased to €2 per share

At the 2004 Annual Shareholders Meeting, management will propose that the cash dividend for the 2003 financial year be increased by 14.3 percent, from €1.75 per share in the previous year to €2 per share. Compared with the 1999 dividend of €1.25, dividends have risen 60.0 percent over the last five years, or an average of 12.5 percent per year. The dividend yield is 3.9 percent based on E.ON stock's year-end 2003 closing price.

E.ON Stock Outperforms Market Considerably in 2003
Ruhrgas Exceeds Expectations
Majority Ownership Obtained in Graninge; Midlands Electricity Acquired

E.ON Stock Performance versus German and European Stock Indices


Percentages
E.ON
DAX
EURO STOXX
STOXX Utilities
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

E.ON Bonds

Under its Medium Term Note program, in May 2002 E.ON premiered on international bond markets by issuing a multi-currency bond in euros and pounds sterling in the amount of €7.3 billion. E.ON bonds have since then shown a very positive performance in the secondary market.

E.ON bonds are in several bond indices, which choose the bonds they include according to strict criteria as to the bonds' rating, term, and trading volume.

New Energy in Investor Relations

The aim of our investor relations (IR) activities is to communicate with investors and analysts on a regular basis so that they have the information they need to evaluate E.ON's current performance and prospects for the future. We know that it is crucial to earn and maintain the trust of our institutional and retail stock and bond investors. To this end, our IR team provides investors with up-to-date, *transparent, and comprehensive information.

As a market leader, we're committed to adapting to changing markets faster and better than our rivals. By recognizing and actively shaping market trends, we can deliver value to our customers—and to E.ON's shareholders.



Dr. Uwe Kolks, Senior Vice President
Sales Management, E.ON Energie AG

E.ON Stock and E.ON Bonds

E.ON Stock Key Figures[1]

Per share		1999	2000	2001	2002	2003
Earnings from						
continuing operations	€	-	4.74	3.76[2]	-1.10	6.04
discontinued operations	€	-	0.33	-0.09[2]	5.07	1.74
cumulative changes to accounting principles, net	€	-	-	-0.04[2]	0.29	-0.67
net income	€	3.90	5.07	3.81[2]	4.26	7.11
Dividend	€	1.25	1.35	1.60	1.75	2.00
Dividend declared	€m	628	972	1,100	1,142	1,312
12-month high	€	62.60	66.55	64.50	59.97	51.74
12-month low	€	41.60	41.01	46.91	38.16	34.67
Year end	€	48.45	64.80	58.18	38.45	51.74
Number of shares outstanding	million	503	621	674	652	656
Market capitalization	€bn	24.4	49.5	40.3	26.6	35.8
Book value[3]	€	36.09	38.61	36.30	39.33	45.39
Market-to-book-value ratio[4]	%	134	168	160	98	114
E.ON share trading volume[5]	€bn	21.1	28.6	38.3	39.9	38.5
Trading volume on all German stock exchanges	€bn	755.5	1,179.9	1,025.7	859.9	807.8
E.ON stock's share of trading volume	%	2.8	2.4	3.7	4.6	4.8

[1]Figures for 1999 refer to E.ON's predecessor entity, VEBA.
[2]Adjusted for discontinued operations and goodwill amortization.
[3]Excludes minority interests.
[4]Year-end stock price expressed as a percentage of book value (excluding minority interests).
[5]On all German stock exchanges including the XETRA system.

We serve our institutional stock and bond investors by means of one-on-one meetings, road shows in and outside Germany, and telephone conferences held when E.ON issues financial reports or announces major transactions. Via the Internet, retail investors have access to the very same information as institutional investors. At www.eon.com, retail investors can find detailed information about E.ON; watch live webcasts of our telephone, analysts, and investor conferences as well as portions of E.ON's Annual Shareholders Meetings; and access chart presentations and transcripts of statements made by E.ON executives.

Ratings and Outlook for E.ON AG Bonds

	Long term	Short term	Outlook
Moody's	A-1	P-1	stable
Standard & Poor's	AA-	A-1+	negative
Fitch[1]	AA-	F-1+	negative

[1]Unsolicitated rating.

The highlights of 2003 were E.ON's acquisition of Ruhrgas, the systematic execution of our divestment strategy, and the launching of on·top, our enterprise-wide structural and strategy initiative. The ambitious strategic and performance targets defined in on·top have substantially increased the demand for information, as have the proposed changes to the regulatory landscape in the electricity and gas sector and the discussions surrounding the introduction of EU-wide trading in carbon dioxide emissions allowances.

We are committed to making personal contacts with capital market participants an even greater part of our IR effort. To do so, we aim to further intensify our IR activities in 2004 in order to serve the growing number of investors interested in E.ON.

Being open about our strategy and financial targets was one of the main priorities of on·top. For investor relations, this means working even harder to improve our communications with the capital markets in order to deepen our close and long-standing relationships with analysts and investors.



Kiran Bhojani, Executive Vice President Investor Relations, E.ON AG

ROCE by Segment

Group-wide Value-Oriented Management Approach

Our corporate strategy is aimed at delivering sustainable growth in shareholder value. In our on-top project we set ambitious financial targets, particularly for value creation: we aim to increase our return on capital employed (ROCE) to at least 10.5 percent by 2006. In the 2003 financial year, we got significantly closer to our target.

We have put in place a Group-wide planning and controlling system to assist us in planning and managing E.ON as a whole and our individual businesses with an eye to increasing their value. This system ensures that our financial resources are allocated efficiently.

E.ON's key *performance metrics are ROCE and value added. To monitor the periodic performance of our operating segments, we compare each segment's ROCE with its business-specific cost of capital. In addition to ROCE, which is a relative performance metric, we also measure performance using valued added, an absolute indicator.

The cost of capital employed is determined by calculating the weighted-average cost of equity and debt. This average represents the market-rate returns expected by stockholders and creditors. The cost of equity is the return expected by an investor in E.ON stock. The cost of debt equals the long-term financing terms (after taxes) that apply in the E.ON Group.

The table on this page illustrates the derivation of cost of capital before and after taxes. In 2003, E.ON's average cost of capital after taxes was 6.2 percent. Its cost of capital before taxes was 9.5 percent. E.ON's cost of capital was unchanged from the prior year. In response to persistently low interest rates, we will reduce our cost of capital for 2004. Our on-top financial target of achieving a ROCE of at least 10.5 percent by 2006 remains unchanged.

The cost of capital for each of E.ON's operating segments is calculated in the same way as the figure for the E.ON Group as a whole. The individual segments' pretax capital costs vary between 7.6 and 10.1 percent. This range reflects the segments' respective risk profiles.

Cost of Capital	
Risk-free interest rate	5.6%
Market premium[1]	5.0%
Beta factor[2]	0.7
Cost of equity after taxes	**9.1%**
Cost of debt before taxes	5.9%
Tax shield (tax rate: 35%)[3]	-2.1%
Cost of debt after taxes	**3.8%**
Share of equity	45%
Share of debt	55%
Cost of capital after taxes	**6.2%**
Tax rate	35%
Cost of capital before taxes	**9.5%**

[1] The market premium reflects the higher long-term returns of the stock market compared with German treasury notes.
[2] The beta factor is used as an indicator of a stock's relative risk. A beta of more than 1 signals a higher risk than the risk level of the overall market; a beta factor of less than 1 signals a lower risk.
[3] The tax shield takes into consideration that the interest on corporate debt reduces a company's tax burden.

Analyzing Value Creation by Means of ROCE and Value Added

ROCE measures the sustainable return on invested capital generated by operating a business. ROCE is defined as the ratio of earnings before interest and taxes (EBIT) to capital employed. We use EBIT as our earnings metric because it is net of the effects of taxes and financial transactions. Moreover, EBIT does not include one-off and infrequent effects, such as book gains and restructuring expenses.

Capital employed represents the interest-bearing capital tied up in the Group. Capital employed is equal to a segment's operating assets less the amount of noninterest-bearing available capital. Goodwill from acquisitions is included at acquisition cost, as long as this reflects its fair value.

Value added measures the return that exceeds the cost of capital employed. It is calculated as follows:

value added = (ROCE - cost of capital) x capital employed

The table on the following page shows the E.ON Group's ROCE, value added, and their derivation. To improve comparability with the prior year, we have adjusted 2002 earnings and capital employed for discontinued operations.

ROCE by Segment

E.ON Group ROCE		
€ in millions	2003	2002
Internal operating profit	**4,565**	**3,817**
+ Interest income (net) charged against internal operating profit[1]	-1,663	-832
= EBIT	**6,228**	**4,649**
Intangible assets and property, plant, and equipment	60,905	61,467
+ Shares in affiliated and associated companies and other share investments	14,959	13,404
+ Cumulative goodwill amortization	534	1,284
+ Inventories	2,477	3,840
+ Accounts receivable	6,053	6,860
+ Other noninterest-bearing current assets (including prepaid expenses)	11,295	11,523
- Noninterest-bearing provisions[2]	12,170	13,305
- Noninterest-bearing liabilities (including deferred income)	21,394	21,403
= Capital employed (at year end)	**62,659**	**63,670**
Capital employed (annual average)[3]	**62,696**	**50,670**
ROCE[4]	**9.9%**	**9.2%**
Cost of capital	**9.5%**	
Value added	**251**	**-152**

[1]This figure is calculated by adding in interest expenses and subtracting interest income. Financial information by business segment on page 112 explains the derivation of interest income (net) charged against internal operating profit.
[2]Noninterest-bearing provisions mainly include short-term provisions and deferred income. They do not include provisions for pensions and nuclear-waste management (see Notes 23 and 24 to the Consolidated Financial Statements on pages 164-169).
[3]Starting in 2003, annual average capital employed is calculated as the arithmetic average of the amounts at the beginning of the year, the end of the year, and the balance-sheet dates of the three interim reports. Capital employed amounted to €62,477 million, €62,358 million, and €62,315 million at March 31, June 30, and September 30, 2003, respectively.
[4]In our 2002 Annual Report, we disclosed a ROCE of 9.3 percent for 2002. The revised figure disclosed in this report is mainly attributable to the divestment of Gelsenwasser, which is reported under discontinued operations.

ROCE in 2003

E.ON Group ROCE increased to 9.9 percent in the 2003 financial year and thus markedly exceeded our cost of capital. The increase is mainly attributable to the positive development of our core energy business. The further improvement in E.ON Energie's ROCE was a key factor, combined with consolidation effects from the inclusion of Ruhrgas.

E.ON Energie Increases ROCE

E.ON Energie again posted a higher return despite the increase in its capital base. At 14.3 percent, E.ON Energie's ROCE was distinctly above its business-specific cost of capital. This resulted in an appreciable increase in value added. All of E.ON Energie's business units contributed to the advance. In E.ON Energie's electricity business in Germany, positive factors included higher power prices, a price-driven increase in power trading earnings, and further improvements in *efficiency. In E.ON Energie's international business, the solid performances of operations in central Eastern Europe and Scandinavia constituted the key factor behind the increase in ROCE. Capital employed rose substantially due to acquisition-driven *growth in and outside Germany.

Ruhrgas Exceeds Expectations

At 10.8 percent, Ruhrgas's ROCE was also higher than its cost of capital. Ruhrgas therefore substantially exceeded our expectations in the first year it became a consolidated E.ON Group company. Ruhrgas's solid ROCE performance benefited from a number of extraordinary factors in 2003, such as higher gas sales volumes. Other positive ROCE drivers included demand spikes in the first quarter, the optimization of procurement management, and the development of heating oil prices.

Powergen's ROCE on Par with Prior Year

At 5.7 percent, Powergen's ROCE for 2003 was on par with the prior-year figure and thus below its cost of capital of 8.6 percent. The U.K. business recorded a solid ROCE, whereas the U.S. business continued to be hampered by a difficult market environment.

In the U.K. business, the successful integration of the former TXU retail operations delivered significant cost savings. In addition, ROCE benefited from Powergen's stronger position in the attractive retail segment. We expect the acquisition of Midlands Electricity to deliver synergies that will result in a further increase in ROCE in 2004. The ROCE of the U.S. business was negatively impacted by the severe ice storm in Kentucky in early 2003, the sluggish Kentucky economy, and continuing cost pressure. ROCE should increase as a result of rate cases that were filed in late 2003 by LG&E Energy's two utility businesses.

ROCE by Segment

€ in millions	E.ON Energie 2003	E.ON Energie 2002	Ruhrgas 2003	Ruhrgas 2002	Powergen 2003	Powergen 2002	Viterra 2003	Viterra 2002	Degussa[1] 2003	Degussa[1] 2002	Other/ Consolidation 2003	Other/ Consolidation 2002	E.ON Group 2003	E.ON Group 2002
Internal operating profit	**3,058**	**2,782**	**1,128**	**-**	**620**	**329**	**295**	**203**	**157**	**655**	**-693**	**-152**	**4,565**	**3,817**
+ Interest income (net) charged against internal operating profit[2]	776	285	41	-	285	127	161	184	19	281	381	-45	1,663	832
= EBIT	**3,834**	**3,067**	**1,169**	**-**	**905**	**456**	**456**	**387**	**176**	**936**	**-312**	**-197**	**6,228**	**4,649**
÷ Capital employed	**26,734**	**22,997**	**10,814**	**-**	**15,740**	**8,034**	**4,295**	**4,664**	**3,181**	**11,025**	**1,932**	**3,950**	**62,696**	**50,670**
= ROCE	**14.3%**	**13.3%**	**10.8%**	**-**	**5.7%**	**5.7%**	**10.6%**	**8.3%**	**5.5%**	**8.5%**	**-**	**-**	**9.9%**	**9.2%**
Cost of capital	**9.9%**		**9.0%**		**8.6%**		**7.6%**		**10.1%**	**12.0%**	**-**		**9.5%**	
Value added	**1,176**	**782**	**195**	**-**	**-456**	**-233**	**129**	**33**	**-146**	**-386**	**-**	**-**	**251**	**-152**

[1]Effective February 1, 2003, E.ON accounts for Degussa by the equity method. Capital employed has therefore decreased to E.ON's 46.5 percent interest in Degussa's book value. The income generated on capital equals E.ON's share in Degussa's net income (after taxes). The change in the consolidation method also affects the cost of capital. The 2003 cost of capital equals the cost of equity after taxes.
[2]This figure is calculated by adding in interest expenses and subtracting interest income.

The sharp year-on-year rise in capital employed is due to the fact that Powergen was a consolidated E.ON company only during the second half of the prior year.

Other Activities

Viterra's ROCE of 10.6 percent was up year-on-year and substantially exceeded its business-specific cost of capital of 7.6 percent. The key factor behind the improvement was the increase in the number of housing units sold. The phaseout of Viterra Baupartner, a loss-making business line, also had a positive effect.

E.ON accounts for Degussa by the equity method effective February 1, 2003. As of this date, the capital employed in this segment is equal to E.ON's share in the book value of Degussa's equity. In 2003, ROCE performance was again below the cost of capital owing to Degussa's continued tough business environment.

The on-top project set new priorities. Our first company-wide best practice initiative already showed how much we can learn from each other and how we can make E.ON even more efficient. The past experience makes me confident that we can further enhance the E.ON Group's profitability.



Dr. Thomas König, Senior Vice President
Corporate Planning and Controlling, E.ON AG



*Market Leadership

* Market Leadership

In our five target markets—Central Europe, Pan-European Gas, Nordic, U.K., and U.S. Midwest—we occupy leading positions at many steps of the electricity and gas value chain. We believe that our solid market positions and proven energy expertise will enable us to create the greatest value for our customers and our investors. As we decide where to invest our financial resources in the future, our objective will be to defend and build on our leading positions.



Employees

Employees[1]

	December 31, 2003[2]	December 31, 2002	+/- %
E.ON Energie	43,853	41,823	+5
Ruhrgas	10,150	-	-
Powergen	10,062	11,017	-9
E.ON AG/Other	597	558	+7
Core energy business	**64,662**	**53,398**	**+21**
Viterra	1,887	2,471	-24
Degussa[3]	-	45,467	-
Other activities	**1,887**	**47,938**	**-96**
Continuing operations	**66,549**	**101,336**	**-34**
Discontinued operations[4]	-	5,494	

[1]Figures do not include apprentices.
[2]Figures do not include managing directors or board members.
[3]As of December 31, 2003, Degussa had 44,481 employees and 2,125 apprentices.
[4]Includes CRC Evans, Gelsenwasser, Viterra Energy Services, and Viterra Contracting effective December 31, 2002.

At year end 2003, the E.ON Group's staff count totaled 66,549 for its continuing operations worldwide, not including 306 board members and managing directors, and 2,528 apprentices. E.ON's workforce declined by 34,787 employees or 34 percent since year end 2002. The decline is primarily attributable to the deconsolidation of Degussa, which reduced the Group staff count by 45,467 employees when it took effect on February 1, 2003.

In 2003, E.ON Energie's workforce increased by 2,030, or 5 percent, to 43,853, primarily because of the acquisition of two Czech energy utilities, JCE and JME, and Sweden's Graninge in the fourth quarter of 2003.

The number of people working at Ruhrgas, which became a consolidated E.ON company during the year under review, rose a modest 1 percent, from 10,008 employees as of June 30, 2003, to 10,150 employees at year end.

The Powergen Group had 6,541 employees at Powergen and 3,521 employees at LG&E Energy. Since year end 2002, the Powergen Group's staff count declined by 955 employees, or 9 percent, mainly due to staff reductions following the *integration of the former TXU activities.

At year end 2003, Viterra employed 1,887 people, representing a decline in staff count of 584 employees, or 24 percent, from year end 2002.

The creation of a Group-wide identity amongst executives is part of E.ON's integration strategy. As a Powergen expatriate working within the E.ON Executive HR department, I use my knowledge of international compensation and benefits issues to lead a number of projects that are critical to the success of the integration process.



Jane Nicholson, Vice President International Executive Compensation & Benefits, E.ON AG


424
5,048
108
6,868
893
160
39,732
320
2,835
112
4,403
751
234

Geographic Profile

The number of people employed by the E.ON Group outside Germany declined by 29,499, or 44 percent, compared with year end 2002, owing principally to the deconsolidation of Degussa. The four European countries in which the E.ON Group has the most employees are Germany, the United Kingdom, Sweden, and Hungary.

E.ON Group Staff Count by Continent[1]

	December 31, 2003
Europe (total)	**61,923**
North America	5,929
South and Central America	922
Asia	326
Other	283
Total	**69,383**

[1]Includes managing directors, board members, and apprentices.

Part-Time Programs

Part-time programs are designed so that employees can achieve a balance between professional and personal commitments that better fits their individual needs. At year end 2003, 4,097 E.ON Group employees were on a part-time schedule, of whom 2,853, or 70 percent, were women.

Gender and Age Profile

At year end 2003, just under 26 percent of our employees were women.

The E.ON Group has a balanced mix of experienced and newer staff. On average, our employees have worked for us for about 15 years. This depth of experience will help to ensure that we sustain our performance into the future and have ample talent in our leadership pipeline.

Gender Profile

Percentages


25.58 Women
74.42 Men

Employees

Age Profile

Percentages


30
20
10
0
≤ 20
21-30
31-40
41-50
51-60
> 60
Age

opportunity to begin an apprenticeship, with 240 serving as interns. We offer apprenticeships in approximately 40 different vocational areas.

Apprentices in the E.ON Group's Continuing Operations

Percentages ■ Male ■ Female


Industrial and technical
68
4
Commercial and administrative
9
19
0
20
40
60

Apprentice Programs

As of December 31, 2003, E.ON had 2,528 apprentices in Germany, 566, or 22 percent, of them women. Apprentices made up 7 percent of our total workforce, maintaining the previous year's solid ratio of apprentices. The E.ON Apprentice Initiative is another example of our deep commitment to youth job training and to being a responsible corporate citizen. Launched in October 2003 to supplement existing apprenticeship programs, it gave 60 additional young people the

Apprentices in the E.ON Group's Continuing Operations

	December 31, 2003
E.ON Energie	2,254
Ruhrgas	204
E.ON AG/Other	7
Core energy business	**2,465**
Viterra	63
Continuing operations	**2,528**
Degussa	2,125

Employee and Executive Development

One of our central HR objectives at E.ON is to develop our employees and executives. In 2003, E.ON Group employees around the world received approximately 600,000 days of training in a wide range of skill areas.

We have developed a special system to manage the development of our executives and senior managers. One of the system's key components is a job grading inventory that contains standardized evaluations of approximately 300 job functions within the E.ON Group. The system increases transparency and makes it possible to compare the responsibilities of senior management positions at different E.ON companies.

In May 2003, we completed the E.ON leadership profile on which we will base all our key HR development tools and processes. The profile describes the core competencies that E.ON emphasizes in its evaluation and promotion of employees, particularly those with high potential. All existing evaluation processes and all training offerings will be adjusted to reflect this profile. In the year under review, we conducted a leadership review in which the potential of approximately 300 senior managers was evaluated against the leadership profile. The results will be used to design individually tailored development plans.

E.ON Academy

E.ON Academy offers executives, senior managers, and emerging leaders targeted professional and leadership-oriented courses. The Academy also helps our subsidiaries to design their own development programs. A total of 1,050 current and emerging E.ON leaders have been nominated to attend the Academy. In 2003, the Academy added its electronic Management Library to the selection of e-learning programs that are available to all E.ON employees.

Expatriate Assignments

Expatriate assignments not only contribute to E.ON's ongoing internationalization, they are also a vital part of our employee and executive development effort. In 2003 we therefore developed an enterprise-wide expatriate policy. In addition to standardized compensation plans, it contains important guidelines for selecting the right employees for transfers, preparing them for their job experience abroad, and reintegrating them when they return.

Integration means dispensing with conformity in some areas. It is a core of shared values that will create a solid foundation as we integrate new companies and their employees into the E.ON Group.



Jörg Becker, Senior Vice President Personnel/Organization, E.ON AG

Intranet Job Board

Whenever possible, E.ON tries to fill job vacancies internally. An important tool for achieving this goal is our intranet job board, which enables employees throughout the E.ON Group to learn about, and apply for, job openings. The resulting job rotations benefit E.ON by facilitating knowledge transfer and benefit our employees by fostering their professional development.

E.ON Investment Plan Helps Employees Invest in Their Future

The E.ON InvestmentPlan gives E.ON employees in Germany the opportunity to invest in an equity fund and a bond fund that have been set up specifically for E.ON staff. Employees benefit from the plan's favorable investment terms. As of year end 2003, about 5,200 employees had invested in the equity fund and about 3,000 in the bond fund. Many employees also took advantage of the opportunity to purchase employee shares under the E.ON InvestmentPlan. More than 14,000 employees purchased a total of nearly 200,000 shares of E.ON stock.

Pension Plans

At most of our subsidiaries, company-sponsored pension plans are an integral part of employees' total compensation package. E.ON company pension plans have Group-wide, subsidiary-specific, and local components and are adjusted and refined on a regular basis. Many plans enable employees to supplement their pension by adding a portion of their salary to the company-sponsored payments made into their pension plan.

Job Security, Occupational Health and Safety, and Environmental Protection

As part of the on·top project, a work group consisting of experts from a number of different subsidiaries developed E.ON-wide guidelines for job security, occupational health and safety, and environmental protection. E.ON AG's Board of Management approved the guidelines in late 2003. The guidelines will be reviewed regularly and supplemented by a uniform reporting system to ensure compliance.



*Integration

* Integration

A core element of our strategy is to integrate: integrate our newly acquired companies, integrate power and gas, and integrate our operations at the individual steps of the energy value chain. This means finding the best way for our companies to optimize their operations at the places where power and gas markets overlap. It means facilitating and accelerating the transfer of best practices. And it means involving each of our market units in E.ON's future development. All these forms of integration are essential to putting the finishing touches on our transformation from a conglomerate into an integrated energy company.


RECEPTION

Energy Policy and Regulatory Environment

By adopting directives and regulations that must be transposed into national law, the EU increasingly shapes the European energy policy and regulatory landscape of its member states.

EU Directive on Internal Gas and Electricity Markets Takes Effect in August 2003

Last summer, after extensive debate, the EU adopted a directive for the completion of internal electricity and gas markets. The directive took effect on August 4, 2003, and must be transposed into national law by July 1, 2004. It requires that the electricity and gas markets of EU member states be fully open to competition in all customer segments by July 1, 2007.

Energy is fundamental. Fundamental to our society, fundamental to our economy, and fundamental to our security. Low energy prices in the 1990s may have led to a false sense of security. Now the trio of higher oil prices, climate change, and international tension is reminding us of a basic premise: a dynamic, well-managed, and sustainable energy policy lies at the foundation of any modern society.



Loyola de Palacio
Vice President of the European Commission,
Commissioner for Transport and Energy

EU Adopts Emissions Trading Directive

Although the Kyoto Protocol to reduce global greenhouse gas (GHG) emissions has not yet taken effect, the EU is taking seriously the commitment it made under the protocol to reduce its GHG emissions by 8 percent by 2008/12 compared with 1990 levels. In order to reach the Community's emissions reduction targets as cost-effectively as possible, the EU is to introduce a trading scheme under which companies can trade their carbon dioxide (CO_2) emissions allowances. To this end, on October 23, 2003, the EU adopted a directive that inaugurates trading in CO_2 emissions allowances on January 1, 2005. The directive requires each EU member state to develop a national allocation plan (NAP) that explains how it intends to allocate CO_2 emissions allowances to the industries and installations participating in the program and to submit the NAP to the EU Commission for approval by March 31, 2004.

EU Proposes Directive to Ensure Security of Natural Gas Supplies

On December 15, 2003, the EU Energy Council proposed a directive to ensure the security of the EU's supply of natural gas. Fifteen months of negotiations have resulted in substantial changes to the directive's original form. The changes are designed to place most of the responsibility for secure supply with the member states and to make the enforcement rules less onerous. EU member states have two years to transpose the directive into national law.

Germany

Germany Expected to Implement EU Directives in 2004

The EU directive requires member states to establish an independent regulator, marking the end of negotiated third-party access (NTPA), the tariff model Germany had adopted for electric transmission services. In addition, E.ON's regional distribution companies must unbundle their transmission operations and transform them into legally independent entities by 2007.

The German Federal Ministry for Economics and Labor is currently drafting a second revision to the New Energy Law which would implement the EU directives on the internal market. As part of the revision process, in September 2003 the ministry published a monitoring report which assesses the effects of competition on Germany's electricity and gas industries. On the whole, we share the ministry's assessment, particularly its strong emphasis on the importance of ensuring security of supply. The report describes the association agreement, Germany's NTPA model for the provision of electric transmission services, as a viable system that has had a positive affect on competition.

The Ministry of Economics and Labor believes that the German gas industry needs to develop a new tariff model for the fees transporters charge to provide gas transmission services. The German gas industry, with the active support of Ruhrgas, has proposed an entry/exit tariff model under which transporters charge fees at receipt and delivery points but do not charge for the distance between the two points. In our view, the adoption of this model would spur competition considerably.

In the monitoring report, the Ministry for Economics and Labor also expresses its support for giving RegTP, the government agency responsible for regulating Germany's telecommunications, postal, and parcel delivery sectors, regulatory oversight over the country's electricity and gas industries.

Germany's Proposed NAP Meets with Criticism

Germany committed itself to reducing CO_2 emissions by 21 percent by 2008/2012 compared with 1990 levels. Because Germany has already reduced CO_2 emissions by 19 percent compared with 1990 levels, the federal government had initially agreed to institute a needs-based NAP at the request of the country's manufacturing and energy industries. In late January 2004, the Ministry for the Environment, Nature Conservation, and Nuclear Safety issued a draft NAP containing regulations for Germany to implement CO_2 emissions allowance trading. However, the draft plan would require the country's manufacturing and energy industries to achieve significantly greater emissions reductions than originally anticipated. It therefore cannot be ruled out that Germany will not have enough emissions allowances to cover its emissions, in which case German companies would have to buy additional emissions allowances in the secondary market.

Renewable Energy Law to be Amended

On December 17, 2003, the German federal government published a new draft of the Renewable Energy Law. We have long argued that the Renewable Energy Law must include a mechanism for sharing the increased load balancing costs faced by transmission providers who must interconnect an increasing number of wind turbines. Though the new draft legislation incorporates a national burden-sharing mechanism and proposes small reductions in the tariffs for wind power, it fails to address key shortcomings of the existing law. For example, the tariffs proposed in the new draft still fail to adequately incentivize more efficient generating facilities. In fact, the new draft foresees substantial increases in the tariffs for solar, biomass, and geothermal facilities. It also increases the tariffs for offshore wind farms without, in our opinion, adequately addressing the environmental impact of the offshore wind farms themselves and of the transmission infrastructure necessary to move electricity from the open sea to Germany's population centers. German consumers already pay more to subsidize renewable energy than any of their fellow Europeans. The new draft of the Renewable Energy Law would increase their burden appreciably through 2010.

United Kingdom

U.K. Government Issues Energy White Paper

In early 2003, the U.K. government issued an energy white paper stating its energy policy goals. They mainly involve environmental policy aims but also address issues such as power trading and energy security. The centerpiece of the white paper is the call to reduce the United Kingdom's CO_2 emissions substantially over the next 50 years by stimulating growth in renewable generation and by improving energy efficiency. In late 2003, the U.K. government published a draft amendment to the Electricity Act that contains the legislation necessary to implement the environmental policy goals stated in the energy white paper and to extend competition to the entire U.K. electricity industry. It plans to achieve these goals through increased renewable generation and the emissions allowance trading scheme that will be in place throughout the EU beginning in 2005.

U.K. Government Publishes NAP in January 2004

On January 19, 2004, the U.K. government published a draft NAP containing proposed regulations for implementing an emissions allowance trading scheme as required by the EU's Emissions Trading Directive, demonstrating the government's intention to meet—and even to exceed—the United Kingdom's obligations under the Kyoto Protocol. In the draft NAP, the electric generating sector is responsible for achieving the largest share of the country's emissions reduction targets. The U.K. government has accepted the notion that emissions allowance trading will inevitably lead to higher electricity prices. Plans call for the final version of the NAP to be completed by autumn 2004. The emissions allowance trading scheme is designed to help energy utilities to transition to more environmentally benign energy sources.

Stimulating Growth in Renewable Generation

Beginning last year, electricity retailers in England and Wales are required to procure from renewable sources a certain proportion of the electricity they supply to retail customers or, if they are unable to comply, to make a balancing payment. The renewables obligation was 3 percent in 2003 and will increase to 10 percent by 2010. In December 2003, the U.K. government announced its intention to increase the renewables obligation to over 15 percent by 2015/2016. The increase in the obligation is designed to provide investors in renewable energy sources with the assurance that there will be adequate demand in the future for new renewables capacity.

United States

Energy Law Reform

The reform of U.S. energy laws, planned for 2002, was again not enacted in 2003, due largely to lawmakers' continued focus on other issues such as the war on terror and the situation in Iraq. Congress is expected to pass a bipartisan Energy Policy Act in 2004.

In the wake of the power failures that hit large parts of the northeastern United States and Canada on August 14, 2003, the proposed legislation would establish mandatory and enforceable reliability standards for electric utilities. It would also strengthen the role played by regional transmission organizations and foster competitive electricity and gas markets. Furthermore, it would repeal the Public Utility Holding Companies Act and revise the oversight role of the U.S. Securities and Exchange Commission, changes that would simplify E.ON's reporting requirements.

The 1990 Clean Air Act (CAA) imposed limits on emissions from electric generating units located in the United States. By installing flue gas desulfurization equipment on some of its generating units and by using accumulated emissions allowances where it has deemed this appropriate, LG&E Energy has complied with the CAA and reduced its sulfur dioxide and nitrous oxide emissions by approximately 50 percent. LG&E Energy made additional investments in 2003 to meet requirements mandated by the U.S. Environmental Protection Agency.

Environmental Protection

E.ON companies took part in numerous environmental stewardship projects in 2003.

Lots of people talk about sustainability. At E.ON, we've put those words into action. For many years, we've been active in increasing the efficiency of energy supply.



Gert von der Groeben
Executive Vice President, E.ON AG

E.ON Energie

E.ON Energie's objective is to further reduce both its consumption of primary resources and its emission of pollutants and carbon dioxide (CO_2). With an average 2003 emission rate of roughly 358 grams of CO_2 for every kilowatt-hour (kWh) of electricity produced, E.ON Energie's emissions are nearly 40 percent below the average for power producers in Germany. The company is able to achieve this impressive performance because of its balanced energy resource portfolio. E.ON Energie is Europe's largest investor-owned operator of nuclear power plants, Germany's biggest hydroelectric power generator, and an operator of numerous smaller renewable generating facilities. In 2003, 59 percent of E.ON Energie's generation output did not produce any CO_2.

Active in the Development of New Technologies

E.ON Energie is actively involved in the development of pressurized coal-dust firing and in research in high-temperature superconductors in order to enhance the fuel-efficiency—and thus to reduce the CO_2 emissions—of the next generation of coal-fired generating facilities. For example, a test unit for experimenting with new high-performance materials will be incorporated into unit F of our Scholven generating station. The tests are designed to determine whether the use of nickel-based materials can raise a key operating parameter of generating units—the maximum permissible steam temperature—from the current maximum of 600° to 700° Centigrade. If the tests prove successful, tomorrow's coal-fired power plants will be able to achieve a minimum efficiency of 50 percent.

Several E.ON Energie subsidiaries are participating in a nationwide pilot program to test the operating characteristics, reliability, and practicality of fuel cells in a residential setting. E.ON Energie is also carrying out a number of projects in an industrial setting, where it is testing a wide variety of fuel cells made by numerous different manufacturers.

Renewable Energy a Key Ingredient of E.ON Energie's Resource Mix

E.ON Energie ranks among Europe's biggest hydroelectric power generating companies, producing nearly 18 billion kWh of electricity in 2003 without releasing any CO_2. That's roughly one and a half times the amount of electricity consumed each year in Berlin.

E.ON Energie is also among Germany's leaders in biomass generation. Two 20 MW biomass generating facilities entered service in 2003, one in Zolling and one in Landsbergen. Three more large biomass facilities are in the planning or construction stage. When possible, some of these facilities will cogenerate heat in order to get the most energy out of the fuel they burn.

Germany is home to more than 14,000 MW of wind-powered electric generating capacity. That amounts to more than one third of the world's total capacity for this energy source, and the trend is for even more wind capacity to be installed in Germany. Nearly half of all wind-generated electricity in Germany is delivered onto E.ON Energie's transmission system. This has led to higher expenditures in two areas. First, the company must extend its transmission system to interconnect wind farms built in its control area. Second, it must increasingly provide load balancing to compensate for the continual fluctuations in the amount of energy wind farms deliver onto its system. E.ON Energie currently operates approximately 140 MW of wind capacity in Germany.

Ruhrgas

Ruhrgas's natural gas operations contribute in many ways to reducing environmentally harmful emissions. Ruhrgas operates technically advanced and efficient installations and machinery that emit few pollutants. Its efforts in the area of environmental stewardship often go well beyond compliance with environmental regulations.

International Cooperation and Joint Implementation Projects

To be transported through pipes, natural gas must be put under pressure at compressor stations spaced between 100 and 150 kilometers (km) along the transmission pipeline. Compressor stations are typically powered by gas turbines which emit CO_2. Emissions can be considerably reduced, however, by optimizing the gas flow and by making selective use of individual compressor stations.

A joint implementation project between OAO Gazprom, a Russian natural gas producer, and Ruhrgas has garnered international acclaim. It involves computer modeling the gas transmission system of a Gazprom subsidiary. The system, which each year transports nearly 250 billion cubic meters of natural gas a distance of over 800 km, consists of approximately 7,500 km of pipe and 266 compressor stations.

By optimizing fuel use, the initiative can reduce consumption at compressor stations by around 1.5 million megawatt-hours annually, which in turn would prevent 447,000 metric tons of CO_2 from entering the atmosphere. That figure could be increased to a globally significant 4.5 million metric tons of CO_2 each year when the project is expanded to include large sections of this subsidiary's transmission system.

Natural Gas Vehicles (NGVs)

NGVs emit far fewer pollutants than gasoline-powered and diesel-powered cars. A major hurdle to their large-scale use, however, is the lack of refueling stations. Germany's gas transmission system operators are working with leading petroleum companies and partners at the municipal level to establish a national network of 1,000 natural gas refueling stations across Germany by 2007, so that NGV drivers will always have a station nearby.

To give NGVs the same kind of range that gasoline- and diesel-powered vehicles have, Ruhrgas is partnering with Opel and Ford to develop a new technology that uses conformable tanks that better utilize NGVs' interior space, raising their fuel storage volume by about 35 percent.

Powergen

Powergen's Commitment to Corporate Responsibility

Powergen has devoted increasing attention to corporate responsibility in recent years. Powergen views corporate responsibility as the voluntary commitment to pursue measures that have a positive influence on society and the environment. Such measures encompass Powergen's operations, products, and services and also involve encouraging a dialog with its stakeholders. As part of its commitment to corporate responsibility, Powergen has adopted an Environmental Policy that sets objectives and identifies measures to meet them, put into place an Environmental Management System based on ISO 14001. In 2003, Powergen released its first-ever Corporate Responsibility Report, which is available at www.powergenplc.com/crreport.

U.K. Energy Policy Will Have a Lasting Effect on Powergen's Operations

The U.K. government aims to reduce the United Kingdom's CO_2 emissions by 60 percent by 2050. The measures it envisions will affect Powergen in the near and long term. The main measures include altering the country's energy mix, stimulating growth in renewable generation, and improving energy efficiency. Powergen's operations are already well aligned to the U.K. government's energy policy objective. For example, in 2002/2003 Powergen fulfilled its legal obligation to procure from renewable sources 3 percent of the electricity it supplied to retail customers. Powergen fulfilled part of its obligation with electricity generated in its own renewable generating facilities and part with electricity purchased on the wholesale market. Powergen currently operates wind farms and plans to expand its portfolio of offshore wind farms. To achieve a substantial reduction in its CO_2 emissions, Powergen is currently retrofitting its coal-fired generating facilities to burn biomass.

Corporate Citizenship

E.ON, the world's largest investor-owned energy services provider, is committed to being an exemplary corporate citizen in the countries and communities in which it does business. E.ON supports institutions of learning, scientific projects, charitable activities, culture, and the arts.

Science and Education

E.ON and Ruhrgas are co-founders of the European School of Management and Technology (ESMT). The mission of ESMT, a joint initiative of German industry, is to become one of the world's top business schools. The Munich campus of ESMT opened its doors to students in 2003, while the Berlin campus will launch its MBA program in 2005.

In 2003, support from E.ON Energie enabled the renowned International University of Bremen to carry out a number of projects, particularly those with an interdisciplinary focus. These projects aim to build bridges of understanding between the natural and the human sciences, bridges that lead to new insights in teaching and research. Through its support for the Rudolf v. Bennigsen-Foerder Foundation, E.ON underscores its commitment to education by funding an endowed chair in corporate management at Berlin's Humboldt University and a chair in corporate finance and capital markets at the European Business School.

A long-running sponsorship program is the E.ON Energie Science Prize, which is awarded each year by the Munich Technical University's Department of Business Administration to the best MBA and PhD theses.

Since 1983 Ruhrgas, has underwritten a scholarship fund administered by the *Stifterverband für die deutsche Wissenschaft*, a German industry and science foundation. The scholarships foster commercial relations between the Kingdom of Norway and the Federal Republic of Germany through academic exchange programs in the fields of economics, history, law, and political science.

Sydkraft, our Swedish subsidiary, has long had close ties with the academic and research community, whose research it supports through the Sydkraft Research Foundation. Sydkraft also supports the education of young people through a program called the Sydkraft Summer School, which offers secondary-school pupils whose parents are unemployed the opportunity to gain work experience and learn about the energy industry.

E.ON also supports the Bavarian Elite Academy, an institute devoted to developing the leadership qualities of promising graduate students in Germany, and the young artists programs of two of Germany's great orchestras, the Berlin Philharmonic and the Munich Philharmonic.

Charitable Activities

We support a number of charitable organizations, with a special emphasis on organizations that help people in need, people suffering from illnesses, and disadvantaged youth and adults. These include the German Heart Association, the *Lupus Erythematodes Selbsthilfegemeinschaft* (an organization dedicated to helping lupus sufferers to take a proactive approach to dealing with their illness), and long-term projects such as *Kinder von Tschernobyl e.V.* (an organization offering humanitarian assistance to children, youth, and the elderly in the communities surrounding Chernobyl).

The other companies in the E.ON family are equally dedicated to being exemplary corporate citizens in their communities. For example, LG&E Energy, our U.S. subsidiary based in Kentucky, actively supports the United Way of America, which mobilizes the caring power of communities to provide a wide range of programs that benefit children, families, and neighborhoods in need. Powergen, our subsidiary in the United Kingdom, involves its entire workforce in its corporate citizenship effort by inviting them to vote on a charity of the year, to which the company then makes a substantial donation. In addition, Powergen demonstrates its concern about aging-related issues by working with Age Concern, the United Kingdom's largest charitable movement addressing the needs of older people.

Large companies invest, pay taxes, and create jobs. That makes them important "citizens" of the cities and communities where they do business. E.ON, by enriching Düsseldorf's cultural landscape through its support of the museum kunst palast, provides an excellent example of what a company can accomplish when it takes the idea of corporate citizenship even further.



Hans-Heinrich Grosse-Brockhoff,
Chief Executive Officer, City of Düsseldorf

Arts and Culture

With public funding on the decline in recent years, the business community has become an indispensable partner to artistic and cultural institutions.

In this environment of declining public support, E.ON's flagship project in the fine arts is our long-term public-private partnership with the City of Düsseldorf, which resulted in the creation of the museum kunst palast foundation in 1998. The museum kunst palast, located just across from the E.ON Corporate Center, opened in 2001. Since that time, we have been a major financial supporter of numerous projects, including a critically acclaimed Dalí exhibition in 2003.

Ruhrgas is also an active supporter of cultural institutions and initiatives. In 2003, the company provided the financial assistance to reconstruct the baroque splendor of the Amber Chamber in Russia's Yekaterinsky Palace outside St. Petersburg.

E.ON also supports classical music. Through our sponsorship of the Ruhr Regional Initiative we underwrite several concerts held during the annual Ruhr Piano Festival. We are a major supporter of the Robert Schumann School of Music. In Sweden, Sydkraft partners with the Malmö Symphony Orchestra to put on special concerts for children and young people, to help build an audience for classical music in the future.

Though these activities represent just some of the ways we support cultural, charitable, and learning institutions and programs, they are superb examples of our commitment to corporate citizenship, a commitment we plan to maintain in the future.



*Leadership

* Leadership

Our integrated energy business will be led by a strong corporate center. The corporate center is responsible for optimizing those aspects of the electricity and gas business that transcend our individual markets and for charting our company's future course. Its key tasks are to set clear and ambitious performance targets for the market units and E.ON as a whole, to manage our careful, selective growth, and to oversee the integration of our companies. We have added three new functions to enhance and optimize corporate support and have fine-tuned the entire range of management processes.



E.ON Energie

E.ON Energie			
€ in millions	2003	2002	+/- %
Sales	22,579	19,142	+18
thereof electricity tax	1,308	933	+40
EBITDA	5,778	4,663	+24
EBIT	3,834	3,067	+25
Internal operating profit	3,058	2,782	+10
ROCE (in %)	14.3	13.3	+1[1]
Cost of capital (in %)	9.9	9.9	-
Cash provided by operating activities	5,040	3,246	+55
Investments	3,521	6,125	-43
Employees at year end	43,853	41,823	+5

[1]Change in percentage points.

Portfolio Optimization and Integration Key Features of 2003

In 2003, E.ON Energie again enlarged its position as Europe's leading investor-owned energy service provider. E.ON Energie supplied approximately 16 million customers in and outside Germany with electric and gas service, including customers served by companies in which E.ON Energie owns a significant minority interest. More than 5 million of these customers are in the Central European countries of the Czech Republic, Hungary, and Slovakia, all three of which will soon join the EU. In Germany, E.ON Energie met about one third of the country's demand for electricity in 2003.

Following the substantial growth of recent years, E.ON Energie's main focus in 2003 was to optimize its portfolio of businesses and to *integrate the operations it had acquired. By sharing best practices and achieving a greater degree of internal coordination, E.ON Energie expects to reduce costs and deliver merger synergies.

Portfolio in Germany Further Optimized

E.ON Energie bolstered its market position in Germany by merging certain regional utilities, thereby continuing the process, already completed in other regions, of streamlining its energy marketing operations. The resulting entities, E.ON Hanse and E.ON Westfalen Weser, are well positioned to benefit from power-gas convergence and to optimize their organizational structures.

E.ON Energie merged three regional distribution companies (RDCs) in northern Germany—Schleswag, Hein Gas, and Hanse Gas, a Hein Gas affiliate—to form E.ON Hanse. The new entity is one of Germany's largest RDCs, providing gas service to more than 800,000 customer accounts and electric service to around 700,000 customer accounts in the federal states *(Länder)* of Schleswig-Holstein, Hamburg, and Mecklenburg-Vorpommern. E.ON Energie owns 73.8 percent of E.ON Hanse. Our partners in this enterprise, the rural district authorities in which E.ON Hanse's service territory is located, own the remaining 26.2 percent.

In merging Pesag, Elektrizitätswerk Minden-Ravensberg (EMR), and Elektrizitätswerk Wesertal (EWW), E.ON Energie partnered with the companies' municipal owners to create E.ON Westfalen Weser. The new RDC will continue to enjoy the proximity to its approximately 740,000 customers that is necessary for a successful retail energy operation. E.ON Westfalen Weser provides electric, gas, and heating services. It occupies leading market positions in these business lines in eastern Westphalia-Lippe and southwest Lower Saxony. E.ON Energie owns 62.8 percent of the company.

Process Initiated for 100 Percent Ownership of E.ON Bayern and Thüga

E.ON Energie and E.ON, the majority shareholders in E.ON Bayern and Thüga, respectively, intend to use a squeeze-out procedure to acquire the shares of minority shareholders. Under the squeeze-out, minority shareholders exchange their shares for a fair and reasonable cash payment.

- Internal operating profit up 10 percent
- Portfolio in Germany further optimized
- European operations further enlarged
- Higher EBIT forecast for 2004 at new Central Europe and Nordic market units

E.ON Bayern's shareholders voted in favor of the squeeze-out at the company's annual general meeting in June 2003. The squeeze-out has not yet been entered in the Commercial Register. As of December 31, 2003, E.ON Energie owned 98.9 percent of E.ON Bayern.

At an extraordinary general meeting held in November 2003, Thüga's shareholders voted in favor of a squeeze-out by E.ON. The Thüga squeeze-out has also not yet been entered in the Commercial Register.

European Operations Further Enlarged

The acquisitions of majority interests in utilities in Sweden and the Czech Republic were among the key events of E.ON Energie's operations outside Germany in 2003.

Hungary's accession to the EU represents a big challenge for us and for our industrial customers. As we develop products for the upcoming market liberalization, we can leverage the E.ON Group's vast experience in competitive energy markets. That saves us time and effort—and delivers value to our customers.



György Kóbor, Director for Competitive Sales, E.ON Hungaria Rt.

In November 2003, Sydkraft acquired a majority interest in Graninge, Sweden's fourth-largest energy utility. By January 2004, Sydkraft's equity interest in Graninge had increased to 97.5 percent. Sydkraft can now acquire the equity held by minority shareholders and integrate Graninge into its organization. Graninge is an integrated energy utility with operations in Sweden and Finland. On average, its generation fleet produces nearly 4 billion kWh of electricity per year, around 3 billion kWh of which is hydropower. Graninge supplies approximately 240,000 customers in Sweden and Finland with 7 billion kWh of electricity. The acquisition of Graninge ideally strengthens our operations in the Nordic market.

In late September 2003, E.ON Energie acquired a majority interest in two Czech regional electric utilities, JME and JCE. E.ON Czech Holding now owns 85.7 percent of JME and 84.7 percent of JCE. JME and JCE, which have adjacent service territories, together supply 1.4 million customer accounts with about 12 billion kWh of electricity, giving them a roughly 24 percent share of the Czech electric distribution market. At the same time, E.ON Energie sold its minority stakes in two other Czech regional utilities, ZCE and VCE.

E.ON Energie

Sales and Internal Operating Profit Again Higher

E.ON Energie grew sales substantially in the 2003 financial year. A weather-driven increase in gas sales volume and the further recovery of electricity prices in Germany contributed to the advance. Furthermore, consolidated sales for 2003 include the results of a number of RDCs that were not consolidated from the beginning of the prior year as well as the results of Graninge, JME, and JCE, which became consolidated E.ON Energie companies during 2003.

Despite taking substantial one-off charges in 2003, E.ON Energie posted an internal operating profit of €3.1 billion, a marked increase from 2002.

The table below contains E.ON Energie's key figures by business unit.

Financial Highlights by Business Unit[1]

	Sales[2]		EBITDA		EBIT		Internal operating profit		Employees	
€ in millions	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Germany										
Electricity	12,905	11,408	3,484	3,031	2,449	2,140	2,146	2,304	23,827	24,820
Gas	3,152	2,612	484	431	289	272	265	237	4,040	4,130
International	4,688	3,586	1,379	1,170	844	750	766	659	14,141	11,126
Other/ Consolidation	526	603	431	31	252	-95	-119	-418	1,845	1,747
E.ON Energie	**21,271**	**18,209**	**5,778**	**4,663**	**3,834**	**3,067**	**3,058**	**2,782**	**43,853**	**41,823**

[1]Effective January 1, 2003, Gelsenwasser is reported under discontinued operations. We have revised the prior-year figures accordingly. In addition, a number of changes were made to the organizational structure of E.ON Energie's business units effective January 1, 2003. To improve comparability, we have adjusted prior-year figures to reflect substantial changes. These changes do not affect E.ON Energie's consolidated results.
[2]Sales exclude electricity tax. Energy trading activities are recognized net.

Electricity Business Unit

The internal operating profit of E.ON Energie's Electricity business unit was down €158 million from the prior-year figure. The positive effects of the inclusion of newly consolidated companies, the recovery of electricity prices, and a price-driven increase in energy trading earnings were completely negated by one-off charges related to the adoption of SFAS 143 to account for provisions for nuclear plant decommissioning and by lower intercompany interest allocations. In addition, E.ON Energie made payments of approximately €120 million related to the settlement of its balance area. In compliance with unbundling requirements, since December 2001 E.ON Netz's control area[1] and E.ON Sales & Trading's (EST's) balance area[2] have been managed and accounted for separately. Due to initially imprecise data, power traders and marketers tended to deliver too much energy into E.ON Netz's control area in the first two years after unbundling. In effect, EST had less energy delivered into its balance area than it had sold. This fact came to light when the accounts were settled after reliable figures became available. In the interim, measures have been put in place so that in the future power delivery volumes can be planned better and accounts settled more quickly. The initial settlement of accounts described above resulted in a significant one-off charge. We do not expect to record settlement-related charges of this magnitude in the future. Charges recorded in 2003 relating to the unplanned outages of nuclear power stations and the reduced availability of electric generating facilities during the summer heat wave are similar in magnitude to charges recorded in the prior year relating mainly to the outage of Unterweser nuclear power station and higher expenditures stemming from the decommissioning of Würgassen nuclear power station.

[1]"Control area" is a delimited geographical area in which the electric transmission system is controlled by one transmission system operator (TSO), which is responsible for scheduling interchanges with other control areas as well as maintaining frequencies within the area.
[2]"Balance area" is a contractual agreement between the TSO and transmission system users to achieve a balance between the supply (electricity produced in generating facilities and/or power purchases) and the offtake (electricity deliveries to customers and/or power sales) within a control area. Settlement takes place in quarter-hour increments based on metering and/or load plans.

Gas Business Unit

The Gas business unit increased internal operating profit by €28 million, primarily because of earnings streams from newly consolidated companies and a weather-driven increase in sales volume.

International Business Unit

E.ON Energie's International business unit was a particularly solid performer and grew internal operating profit by €107 million from the year-earlier figure. Among the main factors behind the increase was the first-time inclusion of earnings streams from Hungary's Édász and E.ON Finland for the entire period under review, as well as the results of Graninge and JME and JCE, which become consolidated E.ON Energie companies on November 1 and October 1, 2003, respectively. Even without consolidation effects, however, the International business unit increased internal operating profit year-on-year. By raising electricity prices and achieving operating improvements, Sydkraft more than compensated for the negative impact of reduced output from its hydroelectric facilities.

Other/Consolidation Business Unit

The Other/Consolidation business unit increased internal operating profit by €299 million, primarily through increased intercompany interest allocations and a number of minor asset sales.

Power Sales and Power Procurement

Power Sales[1]			
Billion kWh	2003	2002	+/- %
Standard-rate customers	47.7	40.4	+18
Special-rate customers	93.6	70.6	+33
Regional and local distribution companies	128.1	139.6	-8
Power sales	**269.4**	**250.6**	**+8**

[1]Excludes energy trading activities.

At 269.4 billion kWh, E.ON Energie sold roughly 19 billion kWh or 8 percent more power than in 2002. The increase comes mainly from the full-year consolidation of EAM Energie, EWW, EMR, and Édász and the partial-year consolidation of JME and JCE.

Power Procurement[1]			
Billion kWh	2003	2002	+/- %
Owned generation	162.7	155.7	+4
Purchases	117.6	106.2	+11
Jointly owned power stations	17.9	14.7	+22
Outside sources	99.7	91.5	+9
Power procurement	**280.3**	**261.9**	**+7**
Plant-use, transmission losses, pumped-storage hydro	10.9	11.3	-4
Power sales	**269.4**	**250.6**	**+8**

[1]Excludes energy trading activities.

Many of our customers also face keen competition. By helping them to optimize their energy procurement, we enable them to focus on their core competencies. Just like we do.



Dr. Rainer Peters, Chairman of the Board of Management, E.DIS AG

E.ON Energie met 162.7 billion kWh or around 58 percent (prior year: 155.7 billion kWh or 59 percent) of its requirements with electricity from its own generating assets. The company purchased 117.6 billion kWh of electricity from jointly owned power plants and from outside sources, an increase of roughly 11 percent from the prior-year figure of 106.2 billion kWh. E.ON Energie therefore met 42 percent of its requirements with electricity purchased from outside sources, compared with 41 percent a year ago. The marked increase in power purchases results in part from the inclusion of Édász for the entire period under review and from increased power purchases at E.ON Benelux.

Sources of Owned Generation		
Percentages	2003	2002
Nuclear	48.4	51.1
Hard coal	28.1	24.0
Lignite	6.1	6.9
Hydro	9.7	11.4
Natural gas, oil, and other	7.7	6.6

In the period under review, E.ON Energie's nuclear power stations were responsible for 48 percent of its owned generation compared with 51 percent in 2002. The figure for hard-coal-fired power stations was 28 percent versus 24 percent a year ago. Electricity generated from lignite accounted for 6 percent compared with 7 percent in the previous year. Hydroelectric power accounted for 10 percent against 11 percent in the prior year, with the decline attributable to abnormally low precipitation in Scandinavia and Germany, which prevented hydroelectric power from being utilized to the same degree as in 2002. The share of electricity produced from other sources rose to 8 percent from 7 percent.

Gas sales[1]			
Billion kWh	2003	2002	+/- %
Standard-rate customers	41.6	36.4[3]	+14
Special-rate customers	48.0	36.2	+33
Regional and local distribution companies	35.8	33.0	+8
Other[2]	6.9	6.4	+8
Gas sales	**132.3**	**112.0**	**+18**

[1]Excludes D-Gas's trading activities.
[2]Comprises gas sold outside Germany that cannot be readily assigned to one of the above customer segments.
[3]Adjusted by the amounts described in footnote 2.

The sharp increase in gas sales volumes resulted mainly from lower average temperatures in the first quarter of 2003, together with the full-year consolidation of the gas operations of EAM Energie and Thüga Italia.

E.ON Energie

Power Trading Volume			
Billion kWh	2003	2002	+/- %
Sales	208.9	386.2	-46
Purchases	202.7	374.8	-46
Total	**411.6**	**761.0**	**-46**

Power Trading Operations Focus on Central Europe

E.ON Sales & Trading (EST) is E.ON Energie's power trading and marketing arm. EST focuses its trading operations on Germany and, increasingly, on Central Europe. EST trades electricity on all of Europe's major power exchanges.

Power trading makes a key contribution toward optimizing the value of E.ON Energie's generation portfolio and securing its electricity procurement across the entire European power market. Thanks to its comprehensive risk management and focused trading strategy, in 2003 E.ON Energie was again one of Europe's leading power trading companies, trading 411.6 billion kWh of electricity. E.ON Energie traded less power than in 2002 because it sharpened the *focus of its trading operations and scaled back trading at the Nordpool power exchange.

Wholesale electricity prices rose appreciably throughout Europe in 2003. Factors included reduced power station availability, the exceptionally hot summer, and higher fuel costs.

Forward Electricity Prices

Year-ahead contracts in € per MWh


Baseload: 24 hrs/day, Mo-Su
Peakload: 9am-8pm, Mo-Fr
50
45
40
35
30
25
1/1/2002
4/1/2002
7/1/2002
10/1/2002
1/1/2003
4/1/2003
7/1/2003
10/1/2003
1/1/2004

Spot Electricity Prices

Spot contracts in € per MWh


Baseload: 24 hrs/day, Mo-Su
Peakload: 9am-8pm, Mo-Fr
200
150
100
50
0
1/1/2002
4/1/2002
7/1/2002
10/1/2002
1/1/2003
4/1/2003
7/1/2003
10/1/2003
1/1/2004

Generation Fleet Features Balanced Energy Mix

Available Generation Capacity		
Megawatts	Dec. 31, 2003	Dec. 31, 2002
Nuclear	8,473	8,890
Lignite	1,313	1,384
Hard coal	7,416	7,310
Natural gas	3,487	3,293
Oil	1,152	1,152
Hydro	3,108	3,108
Other	181	150
Germany	**25,130**	**25,287**
Nuclear	2,586	2,574
Hard coal	1,120	1,120
Natural gas	966	1,606
Oil	1,775	1,042
Hydro	3,155	2,402
Other	148	121
International	**9,750**	**8,865**
Total	**34,880**	**34,152**

In the 2003 financial year, E.ON Energie's nuclear power stations again operated safely and reliably, achieving an average availability of 91.4 percent. This performance again ranked the company among the world's premier nuclear generators. E.ON Energie achieved this impressive availability figure even though Unterweser and Brunsbüttel nuclear power stations experienced outages at the beginning of the year due to technical problems in their nonnuclear operations, and despite the fact that their output was reduced during the summer heat wave due to the exceptionally high temperatures of the rivers that supply them with cooling water. Unterweser and Brunsbüttel nuclear power stations went online again in February and March 2003, respectively.

In Germany, E.ON Energie owns and operates roughly 30 conventional (coal, gas, oil, and biomass) generating facilities with a combined output capacity of approximately 15,000 megawatts (MW). These facilities deliver about 50 billion kWh of energy onto the public grid, enough to meet nearly 10 percent of Germany's electricity needs. This ranks E.ON Energie among the country's biggest conventional generators.

In 2003, E.ON Energie completed on schedule the implementation of the plan it announced in October 2000 to adjust its portfolio of generating assets by withdrawing facilities with a total output capacity of approximately 4,900 MW. Stade nuclear power station was decommissioned in November 2003.

E.ON Energie's hydroelectric facilities produce economically priced and environmentally benign electricity. In 2003, the company's hydroelectric units generated 13 percent less electricity than in an average year. The decline results primarily from the exceptionally dry summer.

Transmission Network Functions Reliably

In 2003, more than 200 electric supply companies used E.ON Energie's transmission network to transmit roughly 140 billion kWh of electric energy. Consisting of over 40 facilities, E.ON Energie's wires network supplies power to more than 20 million people and to numerous industrial facilities. In 2003, the network's availability was again high. There were no significant service disruptions.

In addition, E.ON Energie's transmission network is interconnected with the grids of several neighboring countries: Denmark, The Netherlands, Austria, and the Czech Republic. At the transfer points to the Czech Republic, The Netherlands, and Denmark, demand is greater than interconnector capacity. Available capacity is auctioned in contracts with daily, monthly, and annual terms.

E.ON Energie

Investments

E.ON Energie's investments declined markedly to €3.5 billion from €6.1 billion in 2002. Investments in fixed and intangible assets of €1.7 billion were slightly higher than the prior-year figure of €1.6 billion. At €0.7 billion, the greater part of these investments went toward the company's electric generation and distribution operations in Germany. E.ON Energie invested €0.3 billion in its other operations in Germany and €0.7 billion in its operations outside Germany.


Investments by Business Unit
€ in millions
2002 total: 6,125
2003 total: 3,521
Electricity
3,729
933
Gas
693
254
International
1,298
2,032
Other/
Consolidation
405
302
0
1,000
2,000
3,000

At €1.8 billion, investments in financial assets were down considerably from the prior-year figure (€4.5 billion). In 2002, E.ON Energie acquired majority equity interests in E.ON Finland, EAM Energie, EWW, EMR, and Édász and substantially increased its equity stake in Thüga. In 2003, E.ON Energie's financial investments primarily reflect Sydkraft's acquisition of additional equity in Graninge and E.ON Czech Holding's acquisition of additional equity in JME and JCE.

New Technologies

The operation of electric generation, transmission, and distribution assets is an important foundation of E.ON Energie's business. In view of upcoming investments that will be necessary to replace some of its generation fleet and delivery infrastructure, E.ON Energie knows that its ability to choose the right technologies and to obtain reliable estimates of the future economic significance of technical innovations will be key success factors. For this reason, E.ON Energie participates in national and international research initiatives in energy technology and runs its own projects to test new technology. These experiments focus on enhancing efficiency along the entire energy value chain, from energy resources to the energy used in our customers' homes and businesses.

For many years, E.ON Energie has been involved in projects designed to improve the efficiency of large-scale generating facilities. They include:

- the development of pressurized coal-dust firing and research in high-temperature components; and
- a European research initiative for a test facility for new high-performance materials.

Our customers want to get their power from an energy company that has strong ties to their region. That's the kind of company we are. Yet our customers—especially our large industrial customers—are also looking for someone who can provide them with complex energy products and services. To meet these expectations, we work closely with other E.ON Group affiliates. Our advantage is that we not only live and work in the same communities as our customers, we can also offer them the reach and expertise of an international energy services group.



Dr. Peter Deml, Chairman of the Board of Management, E.ON Bayern AG

Studies on large, fossil-fuel-fired generating facilities promise results in the near term. One example is a prototype power plant called *Referenzkraftwerk NRW*, a project E.ON Energie is pursuing in cooperation with prominent manufacturers of generating plant. By working closely with leading university research institutes specializing in generating technology and with energy industry peers, E.ON Energie is helping to ensure that the latest research insights flow into the design of new generating facilities.

Other areas in which E.ON Energie is conducting research into new energy technologies include:

- experiments with in-home fuel cells with a capacity of up to 5 kW_{el} to test their operating characteristics and their ability to be an every-day source of electricity;
- the operation of demonstration facilities with a capacity of 250 kW_{el} that cogenerate electricity and heat, including the realization of a plan for a virtual power plant, which involves the centralized monitoring and control of distributed generating units;
- the operation of 20 MW biomass power plants, of wind parks, and of heat pumps to reduce greenhouse gas emissions;
- experiments involving the storage of energy on a large scale, such as in hydrogen storage power plants; and
- the use of supraconductors in electric transmission.

Outlook

The results of on·top, our enterprise-wide strategic and structural initiative, led to changes in E.ON Energie's organizational structure from the start of the current financial year. In line with the project's emphasis on market orientation, E.ON Energie is responsible for our Central Europe market unit and E.ON Nordic/Sydkraft for our Nordic market unit. As part of this reorientation, E.ON Energie's majority stake in Thüga was transferred to Ruhrgas and its northern European shareholdings to E.ON AG. In addition, a number of smaller shareholdings were reassigned in line with our new market unit structure.

We expect positive earnings development to come from *efficiency improvements through the transfer of best practices, the full-year inclusion of newly consolidated subsidiaries in central Eastern Europe, the passthrough of higher wholesale electricity prices to final customers, and the realization of regional synergies. We therefore anticipate that our Central Europe market unit's 2004 EBIT will surpass the 2003 figure.

Due in particular to the full-year inclusion of Graninge, we also expect our Nordic market unit, which consists of our operations in Sweden and in Finland, to show positive EBIT performance in 2004.



*Market Orientation

* Market Orientation

We know how important it is to operate close to our markets and close to our customers. And we know that there continue to be significant differences between individual energy markets. So we've organized our corporate structure by business lines *and* by regions. Knowing our markets and knowing our customers' needs: that's how we can provide them with custom-tailored solutions. And that's why we entrust our market units and business units with much of the responsibility for running our operations.


ICE CREAM

Ruhrgas

Ruhrgas[1]	
€ in millions	2003
Sales	12,085
thereof gas tax	2,525
EBITDA	1,530
EBIT	1,169
Internal operating profit	1,128
ROCE (in %)	10.8
Cost of capital (in %)	9.0
Cash provided by operating activities	791
Investments	463
Employees at year end	10,150

[1]Fully consolidated effective February 1, 2003; figures are thus for 11 months.

E.ON's Acquisition of Ruhrgas Completed

Following a January 2003 out-of-court settlement with the companies that had filed suit against the ministerial approval of E.ON's acquisition of Ruhrgas, Ruhrgas became a consolidated E.ON company effective February 1, 2003.

With an annual sales volume of over 600 billion kWh of natural gas, Ruhrgas ranks among Europe's leading gas companies and is one of the world's largest gas importers. Ruhrgas procures natural gas from sources in and outside Germany. Its customers are regional and municipal energy companies and industrial enterprises. Ruhrgas offers a comprehensive range of products and services for the transport, storage, marketing, and utilization of natural gas. In addition, Ruhrgas holds equity interests in energy companies in Germany and abroad through a subsidiary, Ruhrgas Energie Beteiligungs-AG. Ruhrgas also has equity interests in industrial enterprises through Ruhrgas Industries GmbH.

Measures Implemented to Fulfill All Conditions of Ministerial Approval

Under the conditions of the ministerial approval of E.ON's acquisition of Ruhrgas, Ruhrgas was required to dispose of certain shareholdings (see the Review of Operations, page 33). In addition, the ministerial approval required Ruhrgas to:

- offer resellers who purchase most of their gas from Ruhrgas the opportunity to reduce their contracted annual offtake to 80 percent;
- grant two customers, swb and Bayerngas, special rights to cancel contracted offtake between July 2004 and July 2006;
- implement a gas release program (GRP); and
- unbundle its transport business into a legally independent entity.

Under the GRP, Ruhrgas must auction a total of 200 billion kWh of natural gas in six consecutive years, offering tranches for delivery over a three-year period. The first auction was completed in late July 2003. Deliveries under contracts awarded in the first auction began on October 1, 2003. More information about the GRP is available at www.ruhrgas.com.

- E.ON's acquisition of Ruhrgas completed
- Measures implemented to fulfill all conditions of ministerial approval
- Market position maintained
- 2004 EBIT of new Pan-European Gas market unit expected to be below prior-year level

In addition, effective January 1, 2004, Ruhrgas transferred its gas transmission business to an independent company, Ruhrgas Transport (RGT). RGT will be responsible for Ruhrgas's entire transmission business. Ruhrgas's own trading arm will be an RGT customer. As a network operator, RGT will have control of the Ruhrgas pipeline system and also wield far-reaching powers for the future expansion of this infrastructure. The new company will handle all the major functions of an independent gas transmission business, including shipper relations, transmission management, and billing.

The advantages we offer our customers are long-term supply agreements with a powerful partner, a diverse range of upstream suppliers, reliable supply, and competitive prices. We believe we can further optimize our operations and realize our growth potential by working together more closely with E.ON Energie, Powergen, and Sydkraft.



Dr. Jochen Weise
Executive Vice President, Ruhrgas AG

Solid Sales and Earnings Performance

2003 was another successful financial year for Ruhrgas. Between February 1 and December 31, 2003, Ruhrgas generated €12.1 billion in sales. This substantial figure is attributable to weather-driven volume growth and to the natural gas tax increase that took effect on January 1, 2003. Demand spikes also helped to grow sales.

In the period under review, Ruhrgas recorded an internal operating profit of €1.1 billion. Factors behind Ruhrgas's solid earnings performance include volume growth, as well as demand spikes in the first quarter, the optimal utilization of its procurement portfolio, and the development of heating oil prices.

Leading market position in Germany maintained

In a market characterized by increasingly intense competition, Ruhrgas maintained its market position in Germany and acquired new customers outside its domestic market, thanks to competitively priced offerings and comprehensive services tailored to customers' individual requirements. Ruhrgas sold 639.5 billion kWh of gas in 2003, the most in its history. The company increased its gas sales in Germany by 4 percent year-on-year to 565 billion kWh. The rise in total gas sales is mainly attributable to lower average temperatures compared with the prior year and to higher sales volumes outside Germany.

Ruhrgas

Gas Sales[1]

Billion kWh	2003	2002	+/- %
First quarter	232.6	197.2	+18
Second quarter	113.6	116.8	-3
Third quarter	87.9	101.2	-13
Fourth quarter	205.4	196.4	+5
Total	**639.5**	**611.6**	**+5**

[1]Figures are for January 1-December 31 for both years shown.

Gas Sales in Germany Benefit from Lower Average Temperatures

Germany's gas consumption rose by 3.6 percent to 992.3 billion kWh in 2003, primarily because of lower average temperatures compared with 2002. At 8.9° Centigrade (C), Germany's average annual temperature in 2003 was nearly 0.6° C lower than the 2002 average. Gas consumption grew primarily in the residential and small business segment, which consumed 5 percent more gas year-on-year. More gas was also used in power production, with the amount of electricity produced by gas-fired generating stations rising 6 percent.

The conditions of the ministerial approval had a considerable influence on the competitive situation in Germany. One of the conditions required Ruhrgas to offer resellers who purchase most of their gas from Ruhrgas the opportunity to reduce their contracted annual offtake to 80 percent. Nearly all the resellers to which the condition applied elected to continue to buy their gas from Ruhrgas in 2003/2004.

Short-Term Trading Helps Grow Gas Exports

Deliveries to customers outside Germany rose by 11.3 percent to 74.0 billion kWh in 2003, mainly because of an increase in short-term trading and in gas sales to the United Kingdom, Austria, and Switzerland. In 2003, Ruhrgas made its first-ever gas deliveries to industrial customers in France. Due to the disproportionate growth in deliveries outside Germany, exports as a share of Ruhrgas's total gas sales increased from 10.9 percent to 11.6 percent. Besides the countries already named, Ruhrgas also exported gas to the Benelux states, Liechtenstein, Hungary, Poland, and Sweden.

Customers Receive Gas Supplies As and When They Need Them

The highest daily sendout was recorded on January 9, 2003, when the temperature averaged -8.8° C. On that day, Ruhrgas sold 3.3 billion kWh of gas, about 6 percent more than the peak figure for 2002, when the temperature was -6.2° C. The highest daily sendout was roughly five times higher than the lowest daily sendout, recorded on July 20, 2003. Ruhrgas's procurement and delivery infrastructure again demonstrated its efficiency by successfully coping with these substantial fluctuations. All customers received their gas supplies as and when they needed them in 2003.

Gas Prices up Slightly in 2003

Ruhrgas's average sales prices were higher in 2003 than in 2002, chiefly due to the increase in the gas tax that took effect on January 1, 2003. Prices declined in the autumn months, thus tracking heating oil prices (to which they are linked) with a time lag. Compared with the volatile spot price for natural gas, gas import prices (which are agreed to under long-term contracts and linked to oil prices) displayed considerably less fluctuation.

Customer Structure Virtually Unchanged

Ruhrgas's customer structure remained virtually unchanged in the year under review. By establishing new business relationships with industrial customers in Germany and abroad, Ruhrgas was able to grow this segment's share of total sales from 10 percent in 2002 to 11 percent in 2003. Regional gas companies again constituted Ruhrgas's largest customer segment, accounting for 63 percent of total gas sales in 2003, compared with 65 percent in 2002. In the year under review, 26 percent of total sales went to municipal utilities, compared with 25 percent in 2002.

Gas Sales by Customer Segment

Total: 639.5 billion kWh


63% Regional gas companies
26% Municipal utilities
11% Industrial

German Gas Transmission Business Grows

The European gas industry's transition to open markets is altering the environment in which transporters operate, particularly interstate transporters that operate transmission or transit pipelines. Despite regulatory uncertainty, transporters must continue to commit resources to expanding their transmission network and optimizing their pipeline operations. In 2003, Ruhrgas was again Germany's largest provider of gas transportation services. Ruhrgas's transmission segment has performed solidly since the summer of 2000. It currently provides gas transportation services to approximately 30 different customer accounts and had concluded a total of 358 transportation agreements by year end 2003, over 200 of which were concluded in the year under review.

Ruhrgas Pipeline System
___ Existing network
_ _ _ Under construction or in planning

Underground storage facility
Compressor station

Ruhrgas facility
Natural gas import point
Development Center


Flensburg
Hamburg
Emden
Berlin
Hanover
Leipzig
Dresden
Zwickau
Frankfurt am Main
Saarbrücken
Nuremberg
Passau
Stuttgart
Freiburg
Munich

Ruhrgas Expands Pipeline System

Ruhrgas and Wingas were planning, independently of one another, to expand their transmission capacities in southern Germany. During the planning process, a government regulatory agency pushed for Ruhrgas and Wingas to pursue their plans together, which the two companies subsequently agreed to do. In early February 2004, the two companies announced the postponement of the construction of the pipeline, named SEL, which had been scheduled to begin in 2005. During the zoning approval process and the preparations for the permit approval process, a number of possible pipeline routes came to light and will now be examined and evaluated. The two companies intend to continue the necessary permit processes for building the pipeline.

In September 2003, TENP, a Ruhrgas project company, completed on schedule, and put into service, an expansion program launched in 1999 involving two parallel pipeline sections with a combined length of 44 kilometers (km). Effective March 1, 2003, Ruhrgas acquired a 60 percent interest in the roughly 47 km Austrian Bavarian Gasline from E.ON Energie. Effective year end 2003, Ruhrgas became the sole owner of two gas pipeline companies, Mittelrheinische Erdgastransportgesellschaft and Süddeutsche Erdgas Transport, after acquiring the remaining shares in the two companies from Esso and Shell.

By year end 2003, the pipeline system of Ruhrgas and its project companies in Germany increased to 11,233 km. Ruhrgas monitors and maintains a total of 12,809 km of pipe, including 1,265 km for other companies.

Ruhrgas has 12 wholly owned, jointly owned, and joint-venture underground gas storage facilities. It also leases underground storage facilities. At year end 2003, these facilities had a total working gas capacity of 5.2 billion cubic meters and a maximum withdrawal rate of 5.7 million cubic meters per hour.

Ruhrgas

Procurement Market Becomes More Complex

The supply structure of the European natural gas procurement market became further fragmented in 2003. Moreover, as Western Europe's indigenous gas production is declining, its import dependency is increasing appreciably. With a diversified portfolio of gas supply agreements and decades of experience operating in international procurement markets, Ruhrgas is well equipped to meet the challenges of an increasingly complex supply market and the increasing prominence of non-European suppliers.

Ruhrgas is also involved in key infrastructure projects. Some, like projects to export Russian gas, enhance the security of energy supplies; others, such as projects to supply gas to the United Kingdom, enhance Ruhrgas's international gas trading operations.

Russia and Norway Biggest Suppliers in 2003

Ruhrgas purchased 623.4 billion kWh of natural gas from domestic and foreign producers in the year under review. Russia and Norway were Ruhrgas's two biggest suppliers, accounting for 31 percent and 29 percent of its purchases, respectively. The Netherlands accounted for 16 percent, Denmark for 3 percent, and the United Kingdom for 4 percent. Domestic production accounted for 17 percent. Long-term supply agreements with producers or with the export companies of the above-named countries form the backbone of Ruhrgas's natural gas purchasing operation. These agreements are supplemented by short-term trading transactions, mainly in the United Kingdom, to optimize Ruhrgas's purchase portfolio.

Long-Term Supply Agreements Remain Foundation of Natural Gas Supplies

Long-term agreements featuring take-or-pay obligations enable producers to recover the many billions of euros they have already invested in their infrastructure and the future investments needed to maintain it. Long-term agreements also ensure that customers in Europe will have access to sufficient supplies of natural gas at competitive prices. The German federal government and the European Commission recognize the immense importance of long-term agreements for both producers and consumers.

Investments

In 2003, Ruhrgas invested €139 million in fixed and intangible assets, mainly to build more compressor stations, and €324 million in financial assets. The largest single investment was the acquisition of additional equity in Gazprom, a Russian gas company.

Gas Purchases by Region

Total gas purchases: 623.4 billion kWh


3% Denmark
4% U.K.
17% Germany
16% Netherlands
29% Norway
31% Russia

Trend Continues toward Gas for Space Heating

Natural gas, the most environmentally benign of the fossil fuels, increased its share of the home heating market in 2003, with nearly 300,000 new residential customers opting for a gas-fired space heating system. By the end of the year, approximately 47 percent of the homes in Germany were heated with natural gas. Just under 75 percent of all residential building permits granted in 2003 were for housing with gas-fired space heating, on par with the high prior-year figure. Natural gas thus further expanded its leading position in the home heating market.

New Technologies

The purpose of Ruhrgas's research and development (R&D) is to optimize the operation and monitoring of its pipeline system. R&D is also focused on enhancing gas's attractiveness vis-à-vis competing energy sources in the market segments in which gas is already used and on developing new market segments for gas. In 2003, Ruhrgas maintained its technology leadership by supporting innovative projects and by testing new technologies under real-world conditions.

Helicopter-borne Laser System to Detect Gas Leaks

An example of the latter is the CH_4 airborne remote monitoring or CHARM system, a project in which Ruhrgas is partnering with the German Aerospace Center and with Adlares, an engineering firm based in Brandenburg, to develop a helicopter-borne laser scanning system that can be used to detect gas pipeline leaks in built-up areas. In the first six months of 2003, the CHARM system was tested under real-world conditions and successfully identified simulated gas leaks during its surveillance flights. In the second half of the year, the research team improved the laser's stability. The modified system will undergo further tests during another series of surveillance flights.

Preliminary Test with Fuel Cell Heaters

Fuel cell technology plays a prominent role in debates about the future of energy supply. Fuel cells are energy efficient and nearly emissions-free. Natural gas fuel cell heaters have particularly bright prospects. As part of a European cooperative venture, 31 Vaillant fuel cell heaters are being tested in multifamily homes in Germany and The Netherlands. Six EURO 1 heaters have been in operation since January 2003, and the results demonstrate that the unit has successfully incorporated the lessons learned during field tests with the previous generation of heaters. While the fuel cell heater's electrical efficiency is nearly constant across its entire output range, increasing output actually enhances thermal efficiency and reduces the return temperature. The heater's overall efficiency displays the same trend as its thermal performance. Nitrous oxide and carbon dioxide emissions are well below the limits specified for Germany's Blue Angel label, which is awarded to environmentally benign products. The second phase of the field test began in November 2003 with the installation of the first next-generation EURO 2 fuel cell heaters. Installation of all phase-two heaters is expected to be completed in the first quarter of 2004.

Natural Gas Vehicles (NGVs)

In view of EU air-quality targets, natural gas has a key role to play as a vehicle fuel. Under Ruhrgas's leadership, the German gas industry founded erdgas mobil in 2002 with the aim of developing a national network of natural gas refueling stations. Natural gas is the most environmentally friendly of automotive fossil fuels, and the refueling infrastructure for NGVs would create a new distribution channel for gas. In the project, erdgas mobil partners with local gas distribution companies and leading petroleum companies. The project's first phase calls for 1,000 natural gas refueling stations to be in place by 2007.

Five leading carmakers already market NGVs. Most models are dual-fuel vehicles that can run on gasoline or natural gas.

Outlook

Our Group-wide on-top project defined the pan-European midstream gas business—gas procurement, transmission, storage, and trading—as a unified market and consequently made Ruhrgas the lead company for our new Pan-European Gas market unit. An important part of the plan is for Ruhrgas to supply gas to Powergen and Sydkraft, our subsidiaries in the United Kingdom and Sweden. This is an example of how we are capitalizing on the advantages of vertical *integration, expertise, and scope on a pan-European scale. Future projects will focus on our upstream and downstream operations.

For Ruhrgas, on-top marked the beginning of a process of intense collaboration with the other members of the E.ON family. Once we got together, we quickly identified ways to leverage the individual strengths of each company, so that together we can raise E.ON's performance to new heights.



Gregor Pett, Head of Gas Purchase & Sales Planning, Ruhrgas AG

For 2004, we do not expect our Pan-European Gas market unit to repeat its exceptional EBIT performance of 2003. Our guidance is based on the assumption that 2004 will have normal weather patterns.

Powergen

Powergen Group[1]		
€ in millions	2003	2002
Sales	9,894	4,422
EBITDA	1,531	763
EBIT	905	456
Internal operating profit	620	329
ROCE (in %)	5.7	5.7
Cost of capital (in %)	8.6	8.6
Cash provided by operating activities	493	373
Investments	842	3,094
Employees at year end	10,062	11,017

[1]Powergen became a fully consolidated E.ON Group company on July 1, 2002.

Integration of the former TXU retail business is completed

The acquisition of TXU Group's retail business in 2002 added 5.5 million customer accounts, more than doubling the previous total. Powergen has successfully completed the integration of the former TXU activities. The *integration has realized the projected synergy benefits, including a reduction in headcount of more than 1,200 employees. Of the three power stations acquired from TXU, Drakelow and High Marnham have been closed while Ironbridge has been absorbed into Powergen's existing generation business. During the integration period all former TXU customers were re-branded to Powergen. The current electricity and gas customer base comprises 8.6 million customer accounts (including 0.1 million industrial accounts). Powergen is the second-largest energy retailer in the United Kingdom, with a market share in electricity and gas customer accounts of 22 percent and 12 percent, respectively.

Disposal of Non-Core Assets

In October 2003, LG&E Energy completed the disposal of CRC Evans, a provider of specialized equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines. The disposal was an SEC requirement in relation to Powergen's acquisition of LG&E Energy. All comparative figures for 2002 have been restated to exclude these discontinued operations.

In line with Powergen's strategy to *focus on the core U.K. and U.S. energy markets, the company completed the sale of its interests in operating plants in India, Australia, and Thailand. Agreement was reached in January 2004 for the sale of its remaining Asian interest, a 35 percent stake in PT Jawa Power, owner of a 1,220 MW plant at Paiton in Indonesia. Subject to the granting of requisite regulatory, third party, and shareholder approvals, the sale is expected to be completed before the end of 2004.

We have challenging and exciting times ahead of us as we bring East Midlands Electricity and Midlands Electricity together as Central Networks. We know that being the U.K.'s second-largest distribution business isn't enough for us and our customers. We want to make Central Networks the best distribution business in the U.K.



Alan Raymant, Director
Infrastructural Services, Powergen UK plc

Powergen acquires Midlands Electricity
Integration of the former TXU retail business is completed
EBIT enhancement expected for U.K. and U.S. Midwest market units for 2004

Mass-Market Electricity Accounts

Percentages


22 Powergen
16 EDF Energy
15 npower
13 Scottish & Southern Energy
9 Scottish Power
1 Other
24 British Gas

Source: Datamonitor per November 2003; based on residential and SME customer accounts.

Mass-Market Gas Accounts

Percentages


12 Powergen
5 EDF Energy
9 npower
6 Scottish & Southern Energy
5 Scottish Power
2 Other
61 British Gas

Source: Datamonitor per November 2003; based on residential and SME customer accounts.

Powergen Acquires Midlands Electricity

In January 2004, Powergen completed the acquisition of Midlands Electricity, which operates a distribution network with 2.4 million customer connections adjoining Powergen's existing East Midlands Electricity network. The geographical contiguity of the distribution businesses provides an opportunity to realize synergy benefits. Powergen has begun an *integration process designed to deliver enhanced efficiencies. The combined system will be managed by a centralized management team at Powergen but will maintain the current, separate distribution licenses. The single system will be known as Central Networks and is the second-largest U.K. electricity distributor, with 4.8 million customer connections.

Powergen also acquired a number of other businesses in the transaction. These include an electrical contracting operation and an electricity and gas metering business in the United Kingdom, as well as minority equity stakes in companies operating three generation plants located in the United Kingdom, Turkey, and Pakistan. Powergen is currently reviewing these additional businesses from a strategic and operational perspective, and expects to decide whether they will be integrated into its existing portfolio or divested during the course of 2004.

Powergen Takes Full Ownership of Cottam Development Centre

In January 2004, Powergen bought out its joint venture partner, Siemens Project Ventures, to take full ownership of Cottam Development Centre, a 390 MW gas-fired power station in Nottinghamshire. This gives Powergen full control of Cottam Development Centre and enables the plant to be operated as part of the Powergen portfolio.

Powergen

U.K. Electricity Distributors



Scottish&Southern Energy
Scottish Power
MidAmerican Energy
United Utilities
Powergen (Central Networks)
Scottish Power
EDF Energy
PPL
Scottish&Southern Energy

Solid Financial Performance

Key Figures[1]

€ in millions	Sales 2003	Sales 2002	EBITDA 2003	EBITDA 2002	EBIT 2003	EBIT 2002	Internal operating profit 2003	Internal operating profit 2002	Employees at year end 2003	Employees at year end 2002
Powergen UK	7,923	3,162	995	395	569	199	452	155	6,174	7,034
LG&E Energy	1,971	1,260	517	352	317	241	218	194	3,521	3,578
Corporate Center/Other	-	-	19	16	19	16	-50	-20	367	405
Total	**9,894**	**4,422**	**1,531**	**763**	**905**	**456**	**620**	**329**	**10,062**	**11,017**

[1]Powergen became a fully consolidated E.ON Group company on July 1, 2002.

The Powergen business recorded €9,894 million in sales in 2003 (2002 six months: €4,422 million). Of this figure, €7,923 million of revenues were generated in the United Kingdom and €1,971 million in the United States. Powergen's internal operating profit totaled €620 million for the same period (2002 six months: €329 million). The U.K. business contributed €452 million and the U.S. business €218 million. The residual figure comprises Powergen's investments in the Asia-Pacific region as well as corporate interest and other costs. The full-year consolidation was the main driver for the better performance in 2003.

In the United Kingdom, the integrated business recorded a strong performance over the last year. The principal contribution came from the enhanced retail business including the former TXU operations. The distribution business showed a stable development of earnings.

LG&E Energy's regulated business recorded an internal operating profit of €249 million. Strong off-system sales, driven by higher wholesale electricity prices and improved plant performance, offset the costs caused by severe ice storms in Kentucky early in 2003.

LG&E Energy's non-regulated operations showed an internal operating loss of €31 million. Continued high fuel prices and plant outages in early 2003 contributed to the current loss. Additionally, the political and economic situation in Argentina remains difficult.

Power and Gas Sales Increase Substantially

In 2003, Powergen UK's power sales (including the former TXU operations) amounted to 72.0 billion kWh, a 96 percent increase on the previous year. Powergen UK sold 55 percent electricity to Residential and SME customers and 45 percent to I&C customers. During the same period, Powergen UK increased its gas sales by 67 percent to 102.4 billion kWh, of which 66.8 billion kWh was sold to Residential and SME customers and 35.6 billion kWh to I&C customers. The significant rise in power and gas sales is primarily due to the TXU acquisition.

Powergen UK Sales[1]

Billion kWh	2003	2002	+/- %
Residential, small and medium enterprises	39.3	20.4	+93
Industrial & Commercial	32.7	16.4	+99
Power Sales	**72.0**	**36.8**	**+96**
Residential, small and medium enterprises	66.8	33.4	+100
Industrial & Commercial	35.6	27.8	+28
Gas sales	**102.4**	**61.2**	**+67**

[1]Excludes wholesale and power trading activities.

Coal-Fired Generation Accounts for Two Thirds of Powergen UK's Output

During 2003, Powergen UK generated 35.9 billion kWh, marginally higher than 2002. In 2003, Powergen UK purchased 38.4 billion kWh from outside sources or joint venture owned plants.

Powergen UK Power Procurement

Billion kWh	2003	2002	+/- %
Generation	35.9	33.6	+7
Purchases[1]	38.4	6.4	+500
Jointly operated power stations	4.3	4.6	-7
Outside sources	34.1	1.8	+1,794
Electricity procured	**74.3**	**40.0**	**+86**
Internal use, transmission losses, pumped storage	-2.3	-3.2	+28
Power supplied	**72.0**	**36.8**	**+96**

[1]Excludes wholesale and power trading activities.

In 2003, almost two thirds of Powergen UK's generation output (excluding CHP) was produced from coal and approximately 34 percent from natural gas. The remaining 1 percent was generated from hydro, wind, and oil.

Powergen UK's attributable generation portfolio as of December 31, 2003, is 9,614 MW. Coal-fired power stations represent 4,910 MW of this total and gas-fired facilities 2,380 MW, together with 1,711 MW of oil, hydro, wind, and other power as well as 613 MW of CHP plant.

Powergen UK Attributable Generation Capacity

MW	Dec. 31, 2003	Dec. 31, 2002
Hard coal	4,910	6,247
Natural gas	2,380	2,230
Hydro, wind, oil, and other	1,711	1,093
CHP	613	613
Total	**9,614**	**10,183**

Powergen Adjusts Generation Fleet

Powergen regularly monitors the economic status of its operational and mothballed plant in order to respond to changes in market conditions. This flexibility was demonstrated during 2003 by the mothballing of a second gas-fired module at Killingholme in response to increasing gas prices and the withdrawal of an oil-fired Grain unit during the summer. By December 2003, two oil-fired units at Grain had been returned to service following the recovery of wholesale power prices during the latter half of the year and both modules at Killingholme were operating at reduced capacity in limited open cycle mode under standing contract with National Grid. Plant with a total capacity of 1,422 MW was shut down during the year. After all adjustments, Powergen's generation capacity was 569 MW below previous year. Powergen UK continues to seek to grow its renewable generation business in response to regulatory initiatives in the United Kingdom, with wind-power projects totaling approximately 755 MW in the development phase. At the beginning of 2004, the U.K. government reconfirmed its ambitious target for green energy, announcing its intention to extend the Renewable Obligation Certificate scheme until 2015.

U.K. Forward Electricity Prices


£ per MWh
Baseload
Peakload
30
25
20
15
10
1/1/2003
4/1/2003
7/1/2003
10/1/2003
1/1/2004

Baseload: 11pm-11pm, Mo-Su.
Peakload: 7am-7pm, Mo-Fr.

Power Sales Consistent with 2002

In 2003, LG&E Energy's power sales were consistent with 2002 at 46.2 billion kWh. 35.4 billion kWh were sold by the two regulated utility businesses, Louisville Gas and Electric Company and Kentucky Utilities Company, and 10.8 billion kWh were sold by the non-regulated business. In the regulated business, 88 percent of 2003 volumes were sold to 896,000 retail customers and 12 percent to off-system sales customers (the latter is the power that the two utilities sell in excess of their native load demand to wholesale customers outside the regulated service territory). In its natural gas utility business, LG&E Energy sold 15.1 billion kWh of gas to over 312,000 retail customers, 3.4 percent more compared to the previous year. Total gas sales amounted to 15.7 billion kWh.

LG&E Energy Sales

Billion kWh	2003	2002	+/- %
Regulated utility business	35.4	35.2	+1
Retail customers	31.0	31.4	-1
Off-system sales	4.4	3.8	+16
Non-regulated business	10.8	11.0	-2
Power sales	**46.2**	**46.2**	**-**
Retail customers	15.1	14.6	+3
Off-system sales	0.6	1.6	-63
Gas sales	**15.7**	**16.2**	**-3**

Power generation and procurement in 2003 was almost in line with the previous year. At 44.1 billion kWh, LG&E Energy's proprietary and leased generation output covered most of its demand during the period under review. Ninety-nine percent of the electricity that LG&E Energy produced during 2003 was generated at the company's coal-fired power stations. Purchases amounted to 4.8 billion kWh.

LG&E Energy Power Procurement

Billion kWh	2003	2002	+/- %
Generation	44.1	44.1	-
Owned power stations	33.5	33.2	+1
Leased power stations	10.6	10.9	-3
Purchases	4.8	4.8	-
Electricity procured	**48.9**	**48.9**	**-**
Internal use, transmission losses, pumped storage	-2.7	-2.7	-
Power supplied	**46.2**	**46.2**	**-**

LG&E Energy's attributable generation portfolio is 9,073 MW, the majority of which consists of coal-fired assets. The remaining capacity includes gas, oil, hydro, and wind plants.

LG&E Energy Attributable Generation Capacity

MW	Dec. 31, 2003	Dec. 31, 2002
Coal	7,031	7,096
Natural gas, oil, hydro, wind	2,042	2,103
Total	**9,073**	**9,199**

Investments

Powergen's capital expenditures totaled €0.8 billion in 2003 compared to €3.1 billion in the previous year. The reduction is mainly due to the TXU acquisition in 2002. The 2003 capital expenditure comprises primarily additions to property, plant, and equipment totaling €0.4 billion in the United Kingdom and €0.4 billion in the United States. In the United Kingdom, capital expenditure was invested in renewable generation to comply with the U.K. government's obligations, on conventional power stations, and in the regulated distribution business. In the United States, besides routine maintenance capital expenditure, LG&E Energy invested in pollution control equipment to fulfill environmental obligations and in combustion turbines to meet peakload demand of its regulated customers.

Investments[1]

€ in millions	2003	2002	+/- %
Powergen UK	399	2,695	-85
LG&E Energy	443	399	+11
Total	**842**	**3,094**	**-73**

[1]*Powergen became a fully consolidated E.ON Group company on July 1, 2002.*

Outlook

As part of E.ON's implementation of its on-top strategy, Powergen UK and LG&E Energy will be responsible for our U.K. and U.S. Midwest market units, respectively. LG&E Energy reports directly to E.ON AG as of January 1, 2004.

The 2004 EBIT of the U.K. market unit is expected to be significantly above prior-year level. The main driver will be the newly acquired Midlands distribution business. In response to increases in the wholesale energy prices, Powergen UK announced in November 2003 an increase in the price of both electricity and gas for the majority of its domestic and small business customers, to take effect from January 5, 2004.

The integration of TXU's U.K. retail business in 2002 brought 5.5 million additional customers to Powergen. Operating in the world's most competitive retail market, our focus is on retaining these customers and on acquiring more from our competitors.



Helen Kerr, Head of Brand & Communications, Powergen UK plc

The 2004 EBIT of the U.S. Midwest market unit is expected to be ahead of prior year in local currency. The 2004 EBIT performance should increase as a result of rate cases that were filed in December 2003 by LG&E Energy's two utility businesses. Even after the rate cases, the companies' electric rates will remain lower than those of the seven states bordering Kentucky, and among the lowest in the nation. The success of the non-regulated businesses will depend upon coal and wholesale prices in the Midwest and political and economic factors in Argentina. In reporting currency, 2004 EBIT is expected to be affected by the development of the U.S. dollar compared to the euro.

Viterra

Viterra			
€ in millions	2003	2002	+/- %
Sales	1,085	1,214	-11
EBITDA	643	559	+15
EBIT	456	387	+18
Internal operating profit	295	203	+45
ROCE (in %)	10.6	8.3	+2.3[1]
Cost of capital (in %)	7.6	7.6	-
Cashflow provided by operating activities	102	51	+100
Investments	124	378	-67
Employees at year end	1,887	2,471	-24

[1]Change in percentage points.

Viterra Systematically Continues Focus on Real Estate Business

In the year under review, Viterra continued to execute its strategy of focusing on the real estate business. Viterra disposed of Viterra Contracting at the beginning of 2003 and Viterra Energy Services in June 2003. The sale of the two companies—following on the disposal of Viterra Sicherheit+ Service and WIS Consult in previous years—marks the successful completion of Viterra's exit from the residential services business.

Viterra now focuses solely on the core business of residential real estate and the additional business of real estate development.

In its core business, Viterra pursues a trading strategy that encompasses the purchase of larger housing portfolios suited to sale in individual units, a value-oriented, sales-focused approach to the management of its property portfolio, and the sale of individual housing units to tenants, owner-occupiers, and investors. Viterra also sells individual multi-family homes to investors. Viterra's additional business of real estate development focuses on the development of office and apartment buildings.

With a property portfolio of approximately 152,000 housing units, Viterra operates in all of Germany's major real estate markets. Each of its business units has a clear regional focus.

Viterra AG's six branch offices and Wohnungsgesellschaft Hüls manage Viterra's approximately 90,000 housing units located in the Rhine-Ruhr area. Viterra Rhein-Main is responsible for Viterra's roughly 21,000 housing units in the Rhine-Main region. Deutschbau manages approximately 41,000 housing units in the remaining parts of Germany.

Proportion of Viterra Housing Units Located in Rhine-Ruhr Area Reduced

Viterra sold approximately 38,000 housing units in the Rhine-Ruhr area in 2003, thereby markedly reducing the proportion of its total housing portfolio located in this region and therefore limiting its exposure to a single real estate market. A block of approximately 27,000 of the housing units sold in the Rhine-Ruhr area will continue to be consolidated on Viterra's balance sheet pursuant to U.S. GAAP. These units were acquired by an investor. Viterra believes that this block of housing units was not suitable for sale as individual units or as individual multi-family homes and therefore did not fit its trading strategy. The investor has contracted Viterra to manage and market these housing units. Viterra also sold approximately 11,000 other housing units in the Rhine-Ruhr area, a substantial increase from the prior-year figure of 7,700 units.

Real Estate Development Business Realigned

Offering good growth prospects and the potential for high returns, Viterra's business of real estate development is an attractive supplement to its core business of residential real estate. In early 2003, Viterra combined in Viterra Development its extensive expertise in the development of office buildings and owner-occupied apartments. Viterra Development focuses on the development of downtown office and apartment buildings in Germany's major metropolitan areas (Munich, Frankfurt am Main, Düsseldorf, Hamburg, and Berlin) and in Warsaw and Prague. As part of its *focus strategy, Viterra Development sold Rudná Logistics Park near Prague to Heitman, an American real estate company.

Development of One- and Two-Family Homes Largely Phased out by Year End 2003

Viterra Baupartner managed Viterra's business of developing one- and two-family homes. In recent years, this business recorded unsatisfactory results accompanied by high capital requirements and high risk. The operations of Viterra Baupartner were largely phased out by the end of 2003.

Internal Operating Profit up Substantially

Viterra's sales declined from €1,214 million in 2002 to €1,085 million in 2003. The main reasons were a decline in rental revenue due to the sale of housing units and the phasing out of Viterra Baupartner.

Viterra's internal operating profit rose 45 percent to €295 million, in particular due to the marked increase in housing units sold across Germany (13,400 in the year under review against 9,900 in the prior year). Pursuant to U.S. GAAP, the block of housing units that Viterra sold in the Rhine-Ruhr region is not included in its results. The phasing out of Viterra Baupartner also had a positive impact, appreciably reducing the loss reported by this business unit.

Outlook

In its core business of residential real estate, Viterra intends to continue to implement its trading strategy with a value-oriented management of its property portfolio and the sale of individual housing units. It plans to expand its real estate development business subject to market conditions. After the extraordinary growth rate in housing units sold in 2003, Viterra expects declining sales of housing units in 2004. For this reason, the company does not expect EBIT for 2004 to reach the prior year's level.



* Efficiency

* Efficiency

As part of our continuous improvement approach, we've designed and implemented a range of measures that will enhance efficiency enterprise-wide and deliver more than €1 billion in cost savings. By realizing synergies as we integrate the companies we acquire, by transferring best practices, and by achieving further operational improvements across E.ON, we will enhance both our financial and our competitive performance.


Pumpkin
Soup

Business Segments

Discontinued Operations

€ in millions	Reported in 2002	Discontinued operations	Adjusted figures for 2002
E.ON Energie	2,855	-73	2,782
Ruhrgas	-	-	-
Powergen	329	-	329
Other/Consolidation	-152	-	-152
Core energy business	**3,032**	**-73**	**2,959**
Viterra	203	-	203
Degussa	655	-	655
Internal operating profit	**3,890**	**-73**	**3,817**
Other nonoperating earnings	-4,594	18	-4,576
Income/(loss) from continuing operations before income taxes and minority interests	**-704**	**-55**	**-759**
Consolidated net income	**2,777**	**-**	**2,777**

Our reportable segments are presented in line with our internal organizational and reporting structure based on products and services. E.ON's businesses are Energy, Viterra, and Degussa. Our core energy business consists of the segments: E.ON Energie, Ruhrgas, and Powergen. The Other/ Consolidation segment is also reported as part of our core energy business.

- E.ON Energie operates our integrated electricity business and downstream gas business in Continental Europe, including Sweden and Finland.
- Following our acquisition of a 100 percent interest, Ruhrgas became a consolidated E.ON company effective February 1, 2003. The segment operates in the upstream and midstream natural gas business in Europe. Ruhrgas also holds a number of mostly minority shareholdings in the downstream gas business.
- Powergen has been a consolidated E.ON company since July 1, 2002. Powergen's subsidiaries, Powergen UK and LG&E Energy, operate our integrated energy businesses in the United Kingdom and the United States, respectively.
- The Other/Consolidation segment contains the results of central Group financing activities, equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level.
- The Viterra segment focuses on the business of residential real estate and the start-up business of real estate development.
- On January 31, 2003, we sold a roughly 18 percent stake in Degussa, a specialty chemicals enterprise, as part of the *focus on our core energy business. Effective February 1, 2003, we account for Degussa by the equity method in line with our 46.5 percent shareholding.

Discontinued Operations

In accordance with SFAS 144, E.ON reports as a discontinued operation an operating segment or a substantial component of an entity that has either been sold or classified as intended for sale. Our most significant discontinued operation in 2003 was E.ON Energie's shareholding in Gelsenwasser, which we divested in compliance with the ministerial approval of our acquisition of Ruhrgas. In addition, Powergen and Viterra disposed of certain operations. For more information on the changes to our reporting structure, see Note 4 to the Consolidated Financial Statements.

Consolidated sales, earnings, and investment figures for 2003 and 2002 have been adjusted for the effects of discontinued operations.

Internal Operating Profit: E.ON's Key Performance Figure

Internal operating profit is the key figure at E.ON in terms of management control, and serves as an indicator of a business's long-term earnings power. Internal operating profit is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and book losses from disposals, restructuring expenses, and other nonoperating earnings of an extraordinary nature.

E.ON also uses EBIT and EBITDA as segment performance indicators. This range of key figures makes it possible to break down each segment's overall business performance according to its operating, investment, and financial drivers.

Due to the adjustments accounted for under nonoperating earnings, the financial information by business segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements.

Below is the reconciliation of internal operating profit to income/(loss) from continuing operations before income taxes and minority interests as shown in the Consolidated Financial Statements.

Income/(loss) from Continuing Operations before Income Taxes and Minority Interests

€ in millions		2003		2002[1]
Internal operating profit		**4,565**		**3,817**
Net book gains	+	1,257	+	1,071
Restructuring expenses	-	479	-	331
Other nonoperating earnings	+	195	-	5,316
Income/(loss) from continuing operations before income taxes and minority interests		**5,538**		**-759**

[1]Adjusted for discontinued operations.

Note 32 to the Consolidated Financial Statements provides a reconciliation of internal operating profit to net income, the most directly comparable U.S. GAAP measure.

Net book gains in 2003 resulted mainly from the sale of our interest in Bouygues Telecom to the Bouygues Group (€840 million) and the sale of a roughly 18 percent stake in Degussa (€168 million). E.ON Energie recorded a net book gain of approximately €165 million on the sale of securities. Further book gains of approximately €160 million mainly reflect E.ON Energie's disposal of shares in swb and in a regional utility located in eastern Germany, as well as Powergen's sale of interests in certain power generation facilities. These gains were partly offset by a book loss of €76 million on the disposal of a 1.9 percent stake in HypoVereinsbank in March 2003. The prior-year figure mainly reflects the sale of certain parts of Schmalbach-Lubeca and our Steag stock, together with net book gains recorded at E.ON Energie in connection with the breakup of Rhenag and the sale of shares in Sydkraft and in Watt, a Swiss energy utility.

Restructuring expenses in the period under review were recorded mainly at E.ON Energie (-€358 million) relating to the creation of two regional utilities, E.ON Hanse and E.ON Westfalen Weser, and other early retirement programs. Additional restructuring expenses were taken at Powergen in connection with the *integration of TXU activities (-€121 million). Restructuring expenses in the prior year were recorded primarily in our Degussa segment.

Business Segments

Financial Information by Business Segment

€ in millions	E.ON Energie 2003	E.ON Energie 2002[1]	Ruhrgas 2003	Ruhrgas 2002	Powergen 2003	Powergen 2002[1]
External sales	22,571	19,112	11,699	-	9,886	4,422
Intersegment sales	8	30	386	-	8	-
Total sales	**22,579**	**19,142**	**12,085**	-	**9,894**	**4,422**
EBITDA	**5,778**	**4,663**	**1,530**	-	**1,531**	**763**
Depreciation/amortization and writedowns charged against internal operating profit[2]	-1,944	-1,596	-361	-	-626	-307
EBIT	**3,834**	**3,067**	**1,169**	-	**905**	**456**
Interest income/(expense) charged against internal operating profit	-776	-285	-41	-	-285	-127
Internal operating profit	**3,058**	**2,782**	**1,128**	-	**620**	**329**
Thereof earnings from companies accounted for by the equity method[3]	528	451	206	-	53	44
Investments	**3,521**	**6,125**	**463**	-	**842**	**3,094**
Intangible and fixed assets	1,699	1,590	139	-	749	548
Financial assets	1,822	4,535	324	-	93	2,546
Thereof companies accounted for by the equity method	421	854	41	-	4	-

[1]Adjusted for discontinued operations.
[2]In 2003 and 2002, depreciation/amortization and writedowns charged against internal operating profit deviate from the corresponding U.S. GAAP measure. In 2003, the deviation is due to an impairment charge taken by Powergen on its interest in a power generation facility in Asia. The charge is recorded under other nonoperating earnings. In 2002, the deviation is primarily attributable to the impairment charge taken on the goodwill acquired in the Powergen transaction and the valuation allowance on our HypoVereinsbank shares. These charges are also recorded under other nonoperating earnings.
[3]In 2003 and 2002, earnings from companies accounted for by the equity method deviate from earnings from companies accounted for by the equity method pursuant to U.S. GAAP. In 2003, the deviation is due to the reclassification of at-equity earnings from RAG as other nonoperating earnings and the impairment charge taken by Powergen on its interest in a power generation facility in Asia. In 2002, the deviation results from the book gains on the sale of Schmalbach-Lubeca and our Steag interest, which have likewise been recorded under nonoperating earnings.

Other nonoperating earnings chiefly reflect unrealized income from the required marking to market of derivatives at E.ON Energie and Powergen (€494 million). This was partly offset by the impairment charge taken by Degussa in its Fine Chemicals division, which reduced other nonoperating earnings by €187 million through our 46.5 percent direct shareholding in Degussa. The substantial loss recorded in the prior year was primarily attributable to the impairment charge taken on the goodwill acquired in the Powergen transaction and the valuation allowance on our HypoVereinsbank shares and on other securities.

For purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

Other/ Consolidation		Core energy business		Viterra		Degussa		E.ON Group	
2003	2002[1]	2003	2002[1]	2003	2002[1]	2003	2002[1]	2003	2002[1]
140	141	44,296	23,675	1,075	1,204	993	11,745	46,364	36,624
-413	-60	-11	-30	10	10	1	20	-	-
-273	**81**	**44,285**	**23,645**	**1,085**	**1,214**	**994**	**11,765**	**46,364**	**36,624**
-259	**-174**	**8,580**	**5,252**	**643**	**559**	**235**	**1,747**	**9,458**	**7,558**
-53	-23	-2,984	-1,926	-187	-172	-59	-811	-3,230	-2,909
-312	**-197**	**5,596**	**3,326**	**456**	**387**	**176**	**936**	**6,228**	**4,649**
-381	45	-1,483	-367	-161	-184	-19	-281	-1,663	-832
-693	**-152**	**4,113**	**2,959**	**295**	**203**	**157**	**655**	**4,565**	**3,817**
16	58	803	553	-	2	105	38	908	593
4,210	**13,448**	**9,036**	**22,667**	**124**	**378**	**36**	**1,114**	**9,196**	**24,159**
-37	-31	2,550	2,107	74	102	36	1,001	2,660	3,210
4,247	13,479	6,486	20,560	50	276	-	113	6,536	20,949
-65	94	401	948	-	-	-	6	401	954

Interest Income (Net) Charged against Internal Operating Profit

€ in millions	2003	2002[1]
Interest income shown in Consolidated Statements of Income	**-1,107**	**-372**
Nonoperating interest income (net)[2]	-62	+164
Interest portion of long-term provisions	-494	-624
Interest income (net) charged against internal operating profit	**-1,663**	**-832**

[1]Adjusted for discontinued operations.
[2]This figure is calculated by adding in interest expense and subtracting interest income.

In 2003 and 2002, nonoperating interest income (net) mainly reflected tax-related interest payments.


Eier-Omelette
Tabouli-Teller
Sechstage

* Financial Flexibility

* Financial Flexibility

We believe that our conservative financial strategy and the strict financial criteria of our disciplined investment strategy will enable us to sustain our impressive financial flexibility. While achieving our ambitious performance targets, we aim to preserve at a minimum a strong single "A" rating to ensure that we have the financial flexibility to actively shape the future of our markets.


Coca-Cola

Independent Auditors' Report

We have audited the accompanying Consolidated Balance Sheets of E.ON AG, Düsseldorf, and subsidiaries as of December 31, 2003 and 2002, and the related Consolidated Statements of Income, Statements of Changes in Equity and Cash Flows as well as notes for the years then ended. These Consolidated Financial Statements prepared in accordance with United States Generally Accepted Accounting Principles are the responsibility of E.ON's Board of Managing Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit of the Consolidated Financial Statements in accordance with German auditing regulations for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) as well as in accordance with United States Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. Knowledge of E.ON's business activities and the economic and legal environment and evaluations of possible misstatements are taken into account in the determination of audit procedures. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit the Consolidated Financial Statements referred to above present fairly, in all material respect, the net assets and financial position of the Group as of December 31, 2003 and 2002, and of its results of operations and its cash flows for the years then ended in conformity with United States Generally Accepted Accounting Principles.

Our audit, which according to German auditing regulations also extends to the Group Management Report prepared by the Board of Managing Directors which has been combined with the Management Report of E.ON AG as a legal entity for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion, on the whole the combined Management Report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the Consolidated Financial Statements and the combined Management Report for the business year from January 1 to December 31, 2003, satisfy the conditions required for E.ON's exemption from its duty to prepare Consolidated Financial Statements and the Group Management Report in accordance with German accounting law.

As discussed in Note 2 to the Consolidated Financial Statements, effective January 1, 2003, E.ON adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". Also, as discussed in Note 2 to the Consolidated Financial Statements, effective January 1, 2002, E.ON adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Düsseldorf, February 19, 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Brebeck
Wirtschaftsprüfer
(German Public Auditor)

Wiegand
Wirtschaftsprüfer
(German Public Auditor)

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions	Note	2003	2002
Sales	(32)	**46,364**	**36,624**
Electricity and petroleum tax		-3,823	-933
Sales, net of electricity and petroleum tax		**42,541**	**35,691**
Cost of goods sold and services provided	(5)	-32,780	-26,534
Gross profit on sales		**9,761**	**9,157**
Selling expenses		-4,556	-4,839
General and administrative expenses		-1,399	-1,649
Other operating income	(6)	5,075	4,414
Other operating expenses	(6)	-2,984	-4,178
Financial earnings	(7)	-359	-1,273
Goodwill impairment	(13 a)	-	-2,391
Income/(Loss) from continuing operations before income taxes and minority interests		**5,538**	**-759**
Income taxes	(8)	-1,124	662
Minority interests	(9)	-464	-623
Income/(Loss) from continuing operations		**3,950**	**-720**
Income (Loss) from discontinued operations, net	(4)	1,137	3,306
Cumulative effect of changes in accounting principles, net		-440	191
Net income		**4,647**	**2,777**
Earnings per share in €	(12)		
from continuing operations		6.04	-1.10
from discontinued operations		1.74	5.07
from cumulative effect of changes in accounting principles, net		-0.67	0.29
from net income		**7.11**	**4.26**
Basic earnings per share in €		**7.11**	**4.26**
Diluted earnings per share in €		**7.11**	**4.26**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	December 31 2003	December 31 2002
Assets			
Goodwill	(13 a)	13,955	14,512
Intangible assets	(13 a)	4,114	4,528
Property, plant and equipment	(13 b)	42,836	42,427
Financial assets	(13 c)	17,725	16,971
Fixed assets		**78,630**	**78,438**
Inventories	(14)	2,477	3,840
Financial receivables and other financial assets	(15)	2,192	1,847
Operating receivables and other operating assets	(15)	15,833	17,009
Assets of disposal groups	(4)	-	508
Liquid funds (thereof cash and cash equivalents < 3 months 2003: 3,321; 2002: 1,342)	(16)	10,795	8,385
Non-fixed assets		**31,297**	**31,589**
Deferred taxes	(8)	1,525	3,042
Prepaid expenses	(17)	398	434
Total assets (thereof short-term 2003: 24,912; 2002: 27,217)		**111,850**	**113,503**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	December 31 2003	December 31 2002
Stockholders' equity and liabilities			
Capital stock	(18)	1,799	1,799
Additional paid-in capital	(19)	11,564	11,402
Retained earnings	(20)	16,976	13,472
Accumulated other comprehensive income	(21)	-309	-761
Treasury stock	(18)	-256	-259
Stockholders' equity		**29,774**	**25,653**
Minority interests	(22)	**4,625**	**6,511**
Provisions for pensions	(23)	7,442	9,163
Other provisions	(24)	26,764	25,584
Accrued liabilities		**34,206**	**34,747**
Financial liabilities	(25)	21,787	24,850
Operating liabilities	(25)	14,113	14,186
Liabilities		**35,900**	**39,036**
Liabilities of disposal groups	(4)	-	339
Deferred taxes	(8)	6,265	6,162
Deferred income	(17)	1,080	1,055
Total liabilities *(thereof short-term 2003: 24,083; 2002: 22,838)*		***82,076***	***87,850***
Total stockholders' equity and liabilities		**111,850**	**113,503**

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

€ in millions	2003	2002
Net income	4,647	2,777
Income applicable to minority interests	464	623
Adjustments to reconcile net income to net cash provided by operating activities		
Income from discontinued operations	-1,137	-3,306
Depreciation, amortization, impairment	3,272	6,767
Changes in provisions	1,586	-1,297
Changes in deferred taxes	-132	-1,515
Other non-cash income and expenses	-156	274
Gain/(Loss) on disposal of		
equity investments	-1,289	-491
other financial assets	-	-150
intangible and fixed assets	-526	-360
Changes in non-fixed assets and other operating liabilities		
inventories	299	252
trade receivables	172	-678
other operating receivables	411	-829
trade payables	-598	546
other operating liabilities	-1,475	1,001
Cash provided by operating activities	**5,538**	**3,614**
Payments from disposals of		
equity investments	5,290	8,351
other financial assets	992	1,813
intangible and fixed assets	753	767
Purchase of		
equity investments	-6,296	-20,335
other financial assets	-240	-614
intangible and fixed assets	-2,660	-3,210
Changes in securities (other than trading) (> 3 months)	428	1,345
Changes in other liquid funds	1,772	1,474
Cash provided by (used for) investing activities	**39**	**-10,409**
Payments received/made from changes in capital including minority interests	-	17
Payments for treasury stock, net	7	15
Payment of cash dividends to		
stockholders of E.ON AG	-1,142	-1,100
minority stockholders	-479	-418
Payments for financial liabilities	2,564	12,432
Repayments of financial liabilities	-4,495	-6,447
Cash provided by (used for) financing activities	**-3,545**	**4,499**
Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	**2,032**	**-2,296**
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	-43	-232
Cash and cash equivalents at the beginning of the period (< 3 months)	1,342	4,239
Cash and cash equivalents from discontinued operations at the beginning of the period (< 3 months)	-10	-379
Cash and cash equivalents from continuing operations at end of the period (< 3 months)	**3,321**	**1,332**
Securities available for sale from continuing operations at the end of the period (> 3 months)	7,474	6,961
Securities available for sale from discontinued operations at the end of the period (> 3 months)	-	82
Cash and cash equivalents from discontinued operations at the end of the period (< 3 months)	-	10
Liquid funds as shown on the balance sheet	**10,795**	**8,385**

Consolidated Statements of Changes in Stockholders' Equity

€ in millions	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income: EUR translation adjustments	Accumulated other comprehensive income: Available-for-sale securities	Accumulated other comprehensive income: Minimum pension liability	Accumulated other comprehensive income: Cash flow hedges	Treasury stock	Total
January 1, 2002	**1,799**	**11,402**	**11,795**	**376**	**-265**	**-320**	**-51**	**-274**	**24,462**
Shares reacquired/sold								15	15
Dividends paid			-1,100						-1,100
Net income			2,777						2,777
Other comprehensive income				-618	262	-81	-64		-501
Total comprehensive income									2,276
December 31, 2002	**1,799**	**11,402**	**13,472**	**-242**	**-3**	**-401**	**-115**	**-259**	**25,653**
Shares reacquired/sold		162	-1					3	164
Dividends paid			-1,142						-1,142
Net income			4,647						4,647
Other comprehensive income				-779	1,187	-91	135		452
Total comprehensive income									5,099
December 31, 2003	**1,799**	**11,564**	**16,976**	**-1,021**	**1,184**	**-492**	**20**	**-256**	**29,774**

Notes to the Consolidated Financial Statements

(1) Basis of Presentation

The Consolidated Financial Statements of E.ON AG and its consolidated companies ("E.ON," the "E.ON Group" or the "Company"), Düsseldorf, Germany, have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

E.ON makes use of the relief outlined in section 292a of the German Commercial Code ("§ 292a HGB"), which exempts companies from preparing consolidated financial statements in accordance with generally accepted accounting principles in Germany ("German GAAP"), if the consolidated financial statements are prepared in accordance with internationally accepted accounting principles and comply with the Fourth and Seventh Accounting Directive of the European Community. For the interpretation of these directives, the Company relied on German Accounting Standards ("DRS") No. 1 and DRS No. 1a, "Exempting Consolidated Financial Statements in accordance with § 292a HGB."

A description of the significant differences between German GAAP and U.S. GAAP is provided in Note 2 b).

(2) Summary of Significant Accounting Policies and Significant Differences between U.S. GAAP and German GAAP

a) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of E.ON AG and its consolidated subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:

- Majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders' voting rights ("affiliated companies") are fully consolidated. Furthermore, Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," requires E.ON AG to consolidate entities in which it is the primary beneficiary for economic purposes, even if it does not have a controlling interest.
- Majority-owned companies in which E.ON does not exercise management control due to restrictions in the control of assets and management ("unconsolidated affiliates") are generally accounted for under the equity method. Companies in which E.ON has the ability to exercise significant influence in the investees' operations ("associated companies") are also accounted for under the equity method. These are mainly companies in which E.ON holds an interest of between 20 and 50 percent.
- All other share investments are accounted for under the cost method or, if they are marketable, at fair value.

A list of all E.ON stockholdings and other interests will be filed with the Commercial Register of the Düsseldorf District Court, HRB 22315.

Intercompany results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. If companies are accounted for under the equity method, intercompany results are eliminated in the consolidation process if and to the extent that the relevant underlying facts are known and significant.

Business Combinations

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), all business combinations are accounted for under the purchase method of accounting, whereby all assets acquired and liabilities assumed are recorded at their fair value. After adjustments to the fair values of assets acquired and liabilities assumed are made, any resulting positive differences are capitalized in the balance sheet as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid result in an excess that is allocated as a pro rata reduction of the balance sheet amounts. Should any such excess remain after reducing the amounts that otherwise would have been assigned to those assets, the remaining excess is recognized as a separate gain. Goodwill arising in companies for which the equity method is applied is calculated on the basis of the same principles that are applicable to fully consolidated companies.

Foreign Currency Translation

The Company's transactions denominated in currencies other than the euro are translated at the current exchange rate at the time of the transaction and adjusted to the current exchange rate at each balance-sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively. Gains and losses from the translation of financial instruments used to hedge the value of its net investments in its foreign operations are recorded with no effect on net income as stockholders' equity in 'Accumulated other comprehensive income'.

The assets and liabilities of the Company's foreign subsidiaries with a functional currency other than the euro are translated using year-end exchange rates, while the statements of income are translated using annual-average exchange rates. Significant transactions of foreign subsidiaries occurring during the fiscal year are included in the financial statements using the exchange rate at the date of the transaction. Differences arising from the translation of assets and liabilities, as well as gains or losses in comparison with the translation of prior years, are included as a separate component of stockholders' equity and accordingly have no effect on net income.

The following chart depicts the movements in exchange rates for the periods indicated for major currencies of countries outside the European Monetary Union[1]:

Currencies

	ISO-Code	€1, rate as of December 31		€1, annual average rate	
		2003	2002	2003	2002
Swiss franc	CHF	1.56	1.45	1.52	1.47
British pound	GBP	0.70	0.65	0.69	0.63
Japanese yen	JPY	133.72	124.27	130.96	118.04
Swedish krona	SEK	9.08	9.16	9.12	9.16
U.S. dollar	USD	1.25	1.04	1.13	0.95

[1] The countries within the European Monetary Union are Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.

Revenue Recognition

The Company generally recognizes revenue upon delivery of products to customers or upon fulfillment of services. Delivery has occurred when the risks and rewards associated with ownership have been transferred to the buyer, compensation has been contractually established and collection of the resulting receivable is probable. The following is a description of E.ON's major revenue recognition policies by segment.

Core Energy Business

Sales in the segments led by E.ON Energie AG ("E.ON Energie"), Munich, Germany; Ruhrgas AG ("Ruhrgas"), Essen, Germany; and Powergen Limited ("Powergen"), London, U.K., consist mainly of revenue from the sales of electricity and gas to industrial and commercial customers and to end-consumers. Additional revenue is earned from the distribution of electricity and deliveries of steam and heat, as well as from sales of electricity in the U.K. under the New Electricity Trading Arrangements ("NETA").

Revenue from the sale of electricity and gas to industrial and commercial customers and to end-consumers is recognized when earned on the basis of a contractual arrangement with the customer; it reflects the value of the volume supplied, including an estimated value of the volume supplied to customers between the date of their last meter reading and year end.

Gains and losses on energy trading contracts are presented net in the Consolidated Statement of Income.

Degussa

Sales are recognized, net of discounts, bonuses and rebates at the time of transfer of risk or when the services are rendered. For products, this is normally when the goods are dispatched to the customer.

Viterra

Sales are recognized net of discounts, sales incentives, customer bonuses and rebates granted when risk is transferred, remuneration is contractually fixed or determinable and satisfaction of the associated claims is probable.

Electricity Tax

The electricity tax is levied on electricity delivered to end-customers by domestic utilities in Germany and Sweden and is calculated on the basis of a fixed tax rate per kilowatt-hour (kWh). This rate varies between different classes of customers.

Petroleum Tax
The petroleum tax also includes the natural gas tax. This tax becomes due at the time of procurement or removal of the natural gas from storage facilities. The tax is calculated on the basis of the specified quantities of natural gas.

Cost of Goods Sold and Services Provided
Cost of goods sold and services provided primarily include cost of procured electricity and gas, the costs of materials used to produce energy, depreciation of the equipment used to generate, store and transfer energy or to produce chemical products, personnel costs directly related to generation and supply or production and costs incurred in the purchase of services and supplies.

Selling Expenses
Selling expenses include all expenses incurred in connection with the sale of energy and chemical products. These primarily include personnel costs and other sales-related expenses of the regional utilities and other retail operations in E.ON's energy business, as well as expenses incurred in relation to the packaging and distribution of goods.

Administrative Expenses
Administrative expenses primarily include the personnel costs for those employees who do not work in the areas of production and sales, as well as the depreciation of administration buildings.

Accounting for Sales of Stock of Subsidiaries or Associated Companies
If the sale of stock of a subsidiary or associated company to a third party leads to a reduction in E.ON's ownership share of the relevant company ("dilution"), in accordance with SEC Staff Accounting Bulletin ("SAB") 51, "Accounting for Sales of Stock of a Subsidiary" ("SAB 51"), gains and losses from these dilutive transactions will be included in the income statement under other operating income or expenses.

Advertising Costs
Advertising costs are expensed as incurred and totaled €138 million in 2003 (2002: €223 million).

Research and Development Costs
Research and development costs are expensed as incurred, and recorded as other operating expenses.

Earnings Per Share
Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"). Basic EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the relevant period. The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

Goodwill and Other Intangible Assets

Goodwill
SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), requires that goodwill no longer be periodically amortized, but rather be tested for impairment at the reporting unit level on an annual basis. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The Company has identified its reporting units as the operating units one level below its reportable segments.

The testing of goodwill for impairment involves two steps:

- The first step is to compare each reporting unit's fair value with its carrying amount including goodwill. If a reporting unit's carrying amount exceeds its fair value, this indicates that its goodwill may be impaired and the second step is required.
- The second step is to compare the implied fair value of the reporting unit's goodwill with the carrying amount of its goodwill. The implied fair value of goodwill is computed by allocating the reporting unit's fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with SFAS 141. The remainder after this allocation is the implied fair value of the reporting unit's goodwill. If this fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.

The annual testing of goodwill for impairment at the reporting unit level, as required by SFAS 142, is carried out in the fourth quarter of each year.

When the Company adopted SFAS 142 in 2002, it performed a transitional impairment test that resulted in no impairment and recognized existing negative goodwill in income. This reflected a change in accounting principles and was therefore recognized separately in the income statement for 2002.

Intangible Assets Not Subject to Amortization

SFAS 142 also requires that intangible assets other than goodwill be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for intangible assets with indefinite lives consists of a comparison of the fair value of the asset with its carrying value. Should the carrying value exceed the fair value, an impairment loss equal to the difference is recognized in other operating expenses.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are classified into marketing-related, customer-related, contract-based, and technology-based, all of which are valued at cost and amortized using the straight-line method over their expected useful lives, generally for a period between 5 and 25 years.

Intangible assets with definite lives subject to amortization are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Please see Note 13 a) for additional information about goodwill and intangible assets.

Property, Plant and Equipment

Property, plant and equipment are valued at historical or production costs, including asset retirement costs to be capitalized, and depreciated over their expected useful lives, as summarized in the following table.

Useful Lives of Property, Plant and Equipment

Buildings	10 to 50 years
Power plants	
Conventional components	10 to 60 years
Nuclear components	up to 25 years
Hydroelectric power stations and other facilities used to generate renewable energy	10 to 50 years
Equipment, fixtures, furniture and office equipment	3 to 25 years
Technical equipment for storage, distribution and transmission of energy	15 to 65 years

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized in accordance with SFAS 144 when a long-lived asset's carrying amount exceeds its fair value. In such cases, the carrying value of such an impaired asset is written down to its fair value. If necessary, the remaining useful life of the asset is correspondingly revised.

Interest on debt apportioned to the construction period of qualifying assets is capitalized as a part of their cost of acquisition or construction. The additional cost is depreciated over the expected useful life of the related asset, commencing on the completion or commissioning date.

Repair and maintenance costs are expensed as incurred.

Leasing

Leasing transactions are classified according to the lease agreements which specify the benefits and risks associated with the leased property. E.ON concludes some agreements in which it is the lessor and other agreements in which it is the lessee.

Leasing transactions in which E.ON is the lessee are defined as capital leases or operating leases. In a capital lease, E.ON receives the economic benefit of the leased property and recognizes the asset and associated liability on its balance sheet. All other transactions in which E.ON is the lessee are classified as operating leases. Payments made under operating leases are recorded as an expense.

Leasing transactions in which E.ON is the lessor and the lessee enjoys the benefits and bears the risks of the leased property are classified as sales-type leases or direct financing leases. In these two types of leases, E.ON records the present value of the minimum lease payments as a receivable. The lessee's payments to E.ON are allocated between a reduction of the lease obligation and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and the scheduled lease payments as income.

Financial Assets

Shares in associated companies are generally accounted for under the equity method. E.ON's accounting policies are also generally applied to its associated companies. Other share investments and debt securities that are marketable are valued in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires that a security be accounted for according to its classification as either trading, available-for-sale or held-to-maturity. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable securities are classified as available-for-sale securities. The Company does not hold any securities classified as trading or held-to-maturity.

Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses net of related deferred taxes reported as a separate component of stockholders' equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in financial earnings in the line item "Write-down of financial assets and long-term loans."

The residual value of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in net interest income. Realized gains (losses) on such securities are included in "Other operating income (expenses)". Other share investments that are non-marketable are accounted for at acquisition cost.

Inventories

The Company values inventories at the lower of acquisition or production costs or at market value. Raw materials, products and goods purchased for resale are primarily valued at average cost. Gas inventories are valued at LIFO. The specific identification method is primarily used for real estate inventories. In addition to production materials and wages, production costs include material and production overheads based on normal capacity. Interest on borrowings is capitalized if the production activities are performed over an extended period ("qualifying assets"). The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for by appropriate valuation allowances.

Receivables and Other Assets

Receivables and other assets are recorded at their nominal values. Valuation allowances are provided for identified individual risks for these items, as well as for long-term loans. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.

Discontinued Operations and Assets Held for Sale

SFAS 144 requires that not only a reportable segment of a business, but also a substantial component of an entity that either has been disposed of or is classified as held for sale, must be reported as a discontinued operation if certain criteria are met. Gains or losses from the disposal and the operations of components classified as discontinued operations are included in "Income/(Loss) from discontinued operations"; prior-year figures are adjusted accordingly. Cash flows to and from discontinued operations are not included in the Consolidated Statement of Cash Flows. E.ON has not reclassified the prior-year balance-sheet accounts attributable to discontinued operations, as this is not required by SFAS 144.

If assets are identified as held for sale, they are not depreciated but are accounted for at fair value. If the fair value of such assets, less selling costs, is less than the residual value of the assets, a loss is recognized immediately. Fair value is determined based on the assets' discounted cash flows. The underlying interest rate that management deems reasonable for the calculation of such discounted cash flows is contingent on the type of property and prevailing market conditions. Appraisals and, if appropriate, current estimated net sales proceeds from pending offers are also considered.

Liquid Funds
Liquid funds include certain available-for-sale securities, checks, cash on hand and bank balances. E.ON considers liquid funds with an original maturity of three months or less to be cash equivalents.

Stock-Based Compensation
The stock-based compensation plans are accounted for on the basis of their intrinsic values as stipulated in SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), in combination with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28"). The corresponding expense is recognized in the income statement.

U.S. Regulatory Assets and Liabilities
Accounting for E.ON's regulated utility businesses, Louisville Gas and Electric Company and Kentucky Utilities Company (collectively "LG&E Energy"), Louisville, Kentucky, U.S., conforms with U.S. generally accepted principles as applied to regulated public utilities in the United States of America. These entities are subject to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"), under which costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery of such costs from customers in future rates approved by the relevant regulator. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory provisions. LG&E Energy's current or expected recovery of deferred costs and expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item.

LG&E Energy currently earns a return on all regulatory assets except for certain assets that have separate rate mechanisms providing for recovery within twelve months. Additionally, no current return is earned on the asset retirement obligation (ARO) regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset and ARO liability at the time the underlying asset is retired.

U.S. regulatory assets and provisions are included in "Operating receivables and other operating assets" and "Other provisions," respectively.

Provisions for Pensions
The valuation of pension liabilities is based on actuarial computations using the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). The interpretation of the Emerging Issues Task Force ("EITF") Issue 03-4 ("EITF 03-4"), "Determining the Classification and Benefit Attribution Method for a 'Cash Balance' Pension Plan," has been adopted for pension plans of the type described therein. The expanded disclosure requirements outlined in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132" revised 2003), were followed by E.ON for all domestic and foreign pension plans.

Other Provisions and Liabilities
Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), requires that, for fiscal years beginning after June 15, 2002, the fair value of a liability arising from the retirement or disposal of an asset be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company must capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. In subsequent periods, the liability is accreted to its present value and the carrying amount of the asset is depreciated over its useful life. Provisions for nuclear decommissioning costs are based on external studies and are continuously updated. Other provisions for the retirement or decommissioning of long-lived assets are based on estimates of the amount needed to fulfill the obligations.

Changes to these estimates arise pursuant to SFAS 143, particularly when there are deviations from original cost estimates or changes to the payment schedule or the level of relevant obligation. The liability must be adjusted in the case of both negative and positive changes to estimates (i.e. when the liability is less or greater than the accreted prior-year liability less utilization). Such an adjustment is usually made without affecting net income, and with a corresponding adjustment to fixed assets. Provisions for liabilities are accreted annually at the same interest rate that was used to establish fair value. The interest rate for existing liabilities will not be changed in future years. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate to be used for subsequent valuations will be the interest rate that was valid at the time the new liability was incurred or the change in estimate occurred.

The Company's initial application of SFAS 143 on January 1, 2003, resulted in an increase of €1,370 million in the existing provisions from the retirement or decommissioning of fixed assets. Net book values of long-lived assets were increased by €262 million through capitalization of asset retirement costs. Also posted were receivables in the amount of €360 million from the Swedish national fund for nuclear waste management (see Note 24) and in the amount of €14 million for a U.S. regulatory asset. A net effect of €448 million after deferred taxes (€734 million before deferred taxes) arising from the adoption of SFAS 143 is reported in the Consolidated Statement of Income as a cumulative effect of changes in accounting principle. Interest resulting from the accretion of asset retirement obligations in the amount of €486 million for 2003 is shown in financial earnings.

FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain guarantees. It also expands the scope of the disclosures made concerning such guarantees. Note 26 contains additional information on significant guarantees that have been entered into by E.ON.

Deferred Taxes

Under SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the Consolidated Balance Sheet. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 also requires the recognition of the future tax benefits of net operating loss carryforwards. A valuation allowance is established when it is more likely than not that the deferred tax assets will not be realized.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for German companies during the reporting year were generally calculated using a tax rate of 39 percent (2002: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade tax rate applicable for E.ON. Because of the enactment in Germany of the Flood Victims Solidarity Act ("Flutopfersolidaritätsgesetz") of 2002, temporary differences recorded in 2002, and reversed in 2003, were calculated using a tax rate of 40 percent. Foreign subsidiaries use applicable national tax rates.

Note 8 shows the major temporary differences so recorded.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133—an amendment of FASB Statement No. 133" ("SFAS 137"), and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS 138"), as well as the interpretations of the Derivatives Implementation Group ("DIG"), are applied as amended by SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 133 contains accounting and reporting standards for hedge accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.

Instruments commonly used are foreign currency forwards, swaps and options, interest-rate swaps and cross-currency swaps, as well as electricity, gas, coal and oil-related forwards and options, both physically and financially settled. Equity options and swaps are entered into to cover stock price risks of securities. As part of conducting operations in commodities, derivatives are also entered into for trading purposes. Income and losses from these derivatives are shown net in the Consolidated Statement of Income.

SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or stockholders' equity (as a component of accumulated other comprehensive income, "OCI").

SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. The Company does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. If possible, the shortcut method in assessing effectiveness of interest rate hedges is applied.

For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument's gain or loss is reported in stockholders' equity (as a component of "Accumulated other comprehensive income") and is reclassified into earnings in the period or periods during which the transaction being hedged affects earnings. For hedging instruments used to establish cash flow hedges, the change in fair value of the ineffective portion is recorded in current earnings. To hedge the foreign currency risk arising from the Company's net investment in foreign operations, derivative as well as non-derivative financial instruments are used. Gains or losses due to fluctuations in market rates are recorded in the cumulative translation adjustment within stockholders' equity as a currency translation adjustment in accumulated other comprehensive income.

Fair values of derivative instruments are classified as operating assets or liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Realized gains and losses of derivative instruments relating to sales of the Company's products are principally recognized in sales or cost of goods sold.

Please see Note 29 for additional information regarding the Company's use of derivative instruments.

Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is classified by operating, investing and financing activities pursuant to SFAS No. 95, "Statement of Cash Flows" ("SFAS 95"). Cash flows from and to discontinued operations are not included in the Consolidated Statement of Cash Flows, and prior-year figures are adjusted accordingly. The separate line item, "Other non-cash income and expenses," mainly comprises undistributed income from companies valued at equity. Effects of changes in the scope of consolidation are shown in investing activities, but have been eliminated from operating and financing activities. This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.

Segment Information
The Company's segment reporting is prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The management approach required by SFAS 131 designates that the internal reporting organization that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company's reportable segments.

Use of Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications
Certain reclassifications to the prior year's presentation have been made to conform with the current year presentation.

New Accounting Pronouncements
FIN 46, published in January 2003, sets out the consolidation and reporting requirements for variable interest entities ("VIE") if there is the possibility of E.ON exerting significant economic influence. FIN 46 requires companies to consolidate such entities not only on the basis of voting control, but also if the interest in a variable interest entity results in the Company being the primary beneficiary for economic purposes. The requirement to disclose certain information also exists when the Company has a significant economic interest (variable interest) in a variable interest entity without being the primary beneficiary. FIN 46 is applicable immediately for entities created after January 31, 2003. For entities created before February 1, 2003, FIN 46 is applicable no later than the reporting period ending after December 15, 2003. E.ON has included all variable interest entities identified as such with effect on July 1, 2003. The negative effect arising from the adoption of FIN 46, totaling €50 million as of July 1, 2003, is reported as a cumulative effect of changes in accounting principles in the Consolidated Statements of Income.

In December 2003, a revised version of the interpretation was published as "FIN 46 revised." The revised version will be applied by E.ON beginning in the first quarter of 2004. No significant effects on Company assets, financial condition or results are expected to result from these changes. Note 3 contains further information on the application of FIN 46.

b) Significant Differences between U.S. GAAP and German GAAP

Business Combinations
Under U.S. GAAP, the measurement date for the consolidation of an acquired entity is the date of its registration in the Commercial Register. Assets acquired and liabilities assumed are accounted for at their fair values under the purchase method. German GAAP requires that mergers and acquisitions be accounted for as of the date agreed upon in the merger contract.

Under U.S. GAAP, goodwill acquired in a business combination is no longer amortized over its useful life, but rather tested for impairment on at least an annual basis. Under German GAAP, goodwill is capitalized and periodically amortized or offset against retained earnings.

Capitalization of Interest
Under certain conditions, U.S. GAAP requires the capitalization of interest as a part of the historical cost of acquiring assets that are constructed or otherwise produced for an enterprise's own sake. German GAAP permits, but does not require, such capitalization. Under U.S. GAAP, interest is capitalized on debt apportionable to the construction period of qualifying assets as a part of their cost of acquisition. The additional acquisition or construction cost is depreciated over the related asset's expected useful life.

Disposal Expenses
Under U.S. GAAP, for certain estimated costs resulting from the decommissioning or disposal of property, plant and equipment, an accrual and a corresponding increase in acquisition or production costs is to be provided and amortized over the asset's remaining useful life. Under German GAAP, such expenses do not increase the acquisition and production costs of the corresponding assets.

Securities and Other Investments
Under U.S. GAAP, marketable securities and other share investments are classified into one of three categories: held-to-maturity securities, available-for-sale securities or trading securities. The Company's securities and other investments are considered to be available for sale and thus must be valued at market value on the balance-sheet date. Under

U.S. GAAP, unrealized holding gains and losses are excluded from income and reported as an adjustment to stockholders' equity. Under German GAAP, securities and other investments cannot be valued in excess of their acquisition costs at the balance-sheet date.

Equity Valuation/Negative Goodwill

The income of companies accounted for using the equity method has been determined using valuation principles prescribed by U.S. GAAP. To the extent that certain equity investees do not prepare consolidated U.S. GAAP financial statements, an estimate is made of the reconciling items based on information provided by the investee.

In addition to the above, under U.S. GAAP, any remaining negative goodwill is realized as income. Negative goodwill from consolidation must be released under German GAAP when expenses or losses expected at the time the stockholding is acquired are incurred, or if it becomes apparent that the negative goodwill corresponds to a realized profit on the balance sheet date.

Provisions for Pensions and Similar Liabilities

Due to changes of the calculation bases, the unfunded accumulated benefit obligation exceeds the accrued pension provision without further considering the increase in salaries in some group companies. In such cases, under U.S. GAAP, provisions for pensions are increased by an additional minimum liability that does not affect income due to an offsetting intangible asset as long as it does not exceed the unrecognized prior service cost. Additional minimum liability in excess of the amount of the unrecognized prior service cost is recognized with no effect on income under stockholders' equity in the amount of the projected benefit liabilities described. Pursuant to German GAAP, these provisions for pensions are immediately expensed in the statement of income.

Under German GAAP, accruals are established for the estimated number of employees nearing retirement and is expected to participate in the early retirement program. Under U.S. GAAP, such accruals are established only if the employee consents by entering into a binding contractual agreement over the remaining length of employment.

Guarantees

Under U.S. GAAP, certain guarantees are to be recorded as liabilities at their fair value, even if there is little likelihood of their being used. Under German GAAP, a provision is to be established in the amount of the reasonably expected estimated liability.

Deferred Taxes

Under U.S. GAAP, deferred taxes are provided for all temporary differences between the tax balance sheet and the Consolidated Balance Sheet (temporary concept). The temporary concept also applies to quasi-permanent differences. Under U.S. GAAP, deferred taxes also are calculated for tax loss carryforwards. A valuation allowance is established when it is more likely than not that the deferred tax assets will not be realized.

Under German GAAP, deferred taxes are calculated based on the timing concept for all timing differences between valuation amounts in the tax income statement and the Consolidated Statement of Income. For quasi-permanent differences that are released over a very long period of time or only during the course of a company's divestment or liquidation, deferred taxes may only be applied if their reversal is sufficiently likely.

Under DRS 10, for fiscal periods beginning after December 31, 2002, deferred tax assets are to be recorded for tax loss carryforwards if the tax advantage for the loss carryforward can be reasonably expected to be realized. If realization is no longer likely, a valuation allowance is established. In this respect, the application of DRS 10 approaches U.S. GAAP requirements.

Consolidation of Variable Interest Entities

In contrast with German GAAP, under U.S. GAAP certain variable interest entities are fully consolidated, even in the absence of a stockholding interest, if the interest in such an entity results in the reporting company being the primary beneficiary.

Minority Interests

Under German GAAP, minority interests in subsidiaries are shown as part of stockholders' equity and net income.

Other

Other differences in accounting principles primarily include unrealized gains from foreign currency translation, outstanding financial derivatives, the capitalization of lease contracts, stock appreciation rights and the accounting for costs related to initial public offerings and mergers.

(3) Scope of Consolidation

Changes to the scope of consolidation in the reporting year are listed below:

Scope of Consolidation	Domestic	Foreign	Total
Consolidated companies as of December 31, 2002	273	751	1,024
Additions	49	90	139
Disposals	134	432	566
Consolidated companies as of December 31, 2003	**188**	**409**	**597**

As a result of the first-time application of FIN 46, two jointly managed electricity generation companies, two real estate leasing companies and two companies managing investments were fully consolidated in the Consolidated Financial Statements effective July 1, 2003. Another variable interest entity for the management and disposal of real estate has been fully consolidated since the underlying contractual relationship became effective in 2003. As of December 31, 2003, these companies have total assets and liabilities of approximately €1,564 million and a loss for the 2003 fiscal year of €25 million before consolidation. €113 million of the VIE's fixed assets serve as security for financial leasing and bank credits. There are no substantial limitations on the recourse of creditors of the consolidated variable interest entities to the assets of the consolidating companies. The negative effect of the adoption of FIN 46 in the amount of €50 million is accounted for in the Consolidated Statement of Income as a cumulative effect of changes in accounting principles.

In addition, the Company has had contractual relationships with another leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this variable interest entity. This entity has total assets of €148 million and earnings of €27 million as of December 31, 2003. E.ON's maximum exposure to loss related to the association with this variable interest entity is €21 million. It is considered unlikely that these losses will be realized.

The extent of E.ON's interest in another variable interest entity, which has been in existence since 2001 and will terminate in 2005, can not be assessed in accordance with the FIN 46 criteria due to insufficient information. This entity handles the liquidation of assets from operations that have already been sold. Original assets and liabilities were €127 million. No adverse future impact on income is expected from the operation of this entity.

Edenderry Power Limited ("Edenderry"), Edenderry, Ireland, which was acquired in the context of the acquisition of Ruhrgas and fully consolidated as of July 1, 2003, was reported by the Company as a discontinued operation in the third quarter of 2003, as it was placed on the market for strategic reasons. However, efforts to complete a sale were halted in the fourth quarter because the offers received were not satisfactory, and Edenderry is therefore reported as a continuing operation for the period since its acquisition.

In 2003, a total of 116 domestic and 88 foreign associated and other companies were valued at equity (2002: 132 domestic and 90 foreign). See Note 4 for additional information on significant acquisitions, disposals and discontinued operations.

(4) Acquisitions, Disposals and Discontinued Operations

The presentation of E.ON's acquisitions, disposals and discontinued operations in this Note is based on the Company's adoption of SFAS 141 and 144, which were first applied in the prior year. Pursuant to these standards, acquisitions and disposals are classified as either "significant" or "other." Additional information is provided for significant acquisitions and disposals.

All acquisitions and disposals are consistent with the Company's strategy of focusing on and expanding its electricity and gas operations.

Acquisitions in 2003:
Significant Acquisitions in 2003

E.ON AG
Ruhrgas

The acquisition of Ruhrgas in 2003 was a significant element in the strategy of strengthening E.ON as an integrated electricity and gas company.

On January 31, 2003, E.ON reached an out-of-court settlement with nine companies that had filed appeals in state Superior Court in Düsseldorf, Germany, against the ministerial approval of the Ruhrgas takeover. All appeals were withdrawn. This allowed E.ON to expand its 38.5 percent holding in Ruhrgas as of December 31, 2002, through the subsequent acquisition of the shares belonging to Bergemann GmbH ("Bergemann"), Essen, Germany, thereby acquiring a majority of the shares of Ruhrgas. By the beginning of March 2003, the remaining shares of Ruhrgas had been acquired. The total purchase price amounted to €10.2 billion.

Ruhrgas was fully consolidated into the Consolidated Financial Statements on February 1, 2003. Goodwill in the amount of €2.9 billion resulted from the purchase price allocation. For further information regarding intangible assets, please see Note 13 a).

Major Balance Sheet Items of – Ruhrgas – (Summary)	
€ in millions	February 1, 2003
Intangible assets	651
Property, plant and equipment	4,191
Financial assets	4,843
Non-fixed assets	6,042
Other assets	200
Total assets	**15,927**
Accrued liabilities	2,098
Liabilities	4,702
Other liabilities (including minority interests)	1,854
Total liabilities	**8,654**
Net assets (excluding Goodwill)	**7,273**

The following condensed pro forma consolidated results of operations of the E.ON Group are presented as if the complete acquisition of Ruhrgas had taken place as of January 1, 2003, and January 1, 2002, respectively, and as if the acquisition of Powergen and the U.K. retail operations of TXU Europe Group plc ("TXU Europe"), Ipswich, U.K., had taken place on January 1, 2002 (for further details on these transactions, please see page 138). Adjustments to E.ON's historical information have been made for the acquirees' results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to include interest costs determined on the basis of E.ON's average interest rate for external debt, taking into consideration the respective financing structures.

E.ON Pro Forma Data		
€ in millions	2003	2002
Net sales	43,883	53,013
Income before changes in accounting principle	5,147	3,340
Net income	4,717	3,531
Earnings per share (in €)	7.21	5.42

This pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the respective periods presented.

Other Acquisitions in 2003

E.ON Energie Graninge

Beginning in November 2003, following approval by the Swedish Competition Authority (Konkurrensverket), E.ON Energie increased its indirect stake in Graninge AB ("Graninge"), Sollefteå, Sweden, (which it holds through its majority-owned subsidiary Sydkraft) from 36.3 percent as of December 31, 2002, to a total of 79.0 percent as of December 31, 2003. The acquisition costs for the stake acquired in 2003 amounted to €628 million. Graninge, a Swedish electric company, was fully consolidated as of November 1, 2003. Goodwill in the amount of €175 million resulted from the preliminary purchase price allocation.

To comply with Swedish stock exchange law, a public takeover offer valid until January 16, 2004, had to be made to the remaining Graninge shareholders following this acquisition of a majority interest. Following expiration of this offer, the stake in Graninge increased to 97.5 percent. The purchase price for the Graninge shares acquired in 2004 was approximately €270 million.

JME/CE

By the end of September 2003, E.ON Energie had, through multiple acquisitions, acquired a majority stake in Jihomoravská energetika a.s. ("JME"), Brno, Czech Republic, and in Jihoceská energetika a.s. ("JCE"), Ceské Budéjovice, Czech Republic. These transactions increased the Company's interest in JME from 45.0 percent to 85.7 percent and in JCE from 13.6 percent to 84.7 percent. The total purchase prices amounted to €207 million. The acquisition process also entailed E.ON's sale of non controlling interests in the Czech regional utilities Západoceská energetika a.s. ("ZCE"), Plzen, Czech Republic, and Vychodoceská energetika a.s. ("VCE"), Hradec Kralove, Czech Republic.

JME and JCE were fully consolidated as of October 1, 2003. Goodwill in the amount of €152 million resulted from the preliminary purchase price allocation.

Disposals and Discontinued Operations in 2003: Significant Disposals in 2003

E.ON AG

Degussa

Effective January 31, 2003, E.ON sold 18.1 percent of the capital stock of Degussa AG ("Degussa"), Düsseldorf, Germany, to RAG Aktiengesellschaft ("RAG"), Essen, Germany, pursuant to a public takeover offer. Deconsolidation at a sales price of €1,413 million resulted in gains of €276 million, of which intercompany gains due to E.ON's stake in RAG of 39.2 percent had to be adjusted. A gain of €168 million was thus realized from the sale. E.ON continues to hold a 46.5 percent interest in Degussa, which has been accounted for at equity in the Consolidated Financial Statements thereafter. Degussa is jointly managed by E.ON and RAG pursuant to the shareholders' agreement of May 20, 2002.

In addition, E.ON and RAG have entered into a forward contract according to which RAG will purchase an additional 3.6 percent of Degussa by May 31, 2004, to secure a 50.1 percent holding in the company.

Bouygues Telecom

In January 2003 E.ON entered into an agreement with the Bouygues Group, Paris, France, on the two-step disposal of E.ON's 15.9 percent interest in Bouygues Telecom S.A. ("Bouygues Telecom"), Boulogne-Billancourt, France, the third-largest cellular phone company in France. In the first quarter of 2003, E.ON realized a gain of €294 million from the first step, the sale of 5.8 percent of Bouygues Telecom shares at a price of €394 million. In October, the Bouygues Group exercised a call option to purchase the remaining 10.1 percent interest in Bouygues Telecom by December 30, 2003, at a price of €692 million. A further gain of €546 million was realized on this transaction.

The gains from the disposal of the Degussa and Bouygues Telecom shares are accounted for under "Other operating income." Please see Note 6 for further details.

E.ON Energie/Ruhrgas

The ministerial approval of the acquisition of Ruhrgas of July 5, 2002, (amended September 18, 2002) includes, among other requirements, the requirement that E.ON disposes of the following interests by February 2004.

- Bayerngas GmbH ("Bayerngas"), Munich, Germany (held by E.ON Energie [22.0 percent] and Ruhrgas [22.0 percent])
- Gelsenwasser AG ("Gelsenwasser"), Gelsenkirchen, Germany (E.ON Energie [80.5 percent])
- swb AG ("swb"), Bremen, Germany (E.ON Energie [22.0 percent] and Ruhrgas [10.4 percent])
- Verbundnetz Gas AG ("VNG"), Leipzig, Germany (E.ON Energie [5.3 percent] and Ruhrgas [36.8 percent])
- EWE Aktiengesellschaft ("EWE"), Oldenburg, Germany (E.ON Energie [27.4 percent])

Bayerngas

At the end of July 2003, E.ON Energie and Ruhrgas entered into sales contracts on the disposal of their Bayerngas holdings. Each company had a 22.0 percent interest in Bayerngas. The city of Landshut, Germany, and the municipal utilities of the German cities of Munich, Augsburg, Regensburg and Ingolstadt purchased the shares in the fourth quarter of 2003 upon required approvals by the responsible committees and the German Federal Ministry of Economics and Labor. E.ON realized a gain of €22 million on the complete sale, at a price of €127 million. No gain was realized on the sale of the Bayerngas shares held by Ruhrgas, as these shares had been recorded at their fair value at the time of E.ON's consolidation of Ruhrgas.

Gelsenwasser

In September 2003, E.ON Energie sold its interest in Gelsenwasser to a joint venture of the municipal utilities of the German cities of Dortmund and Bochum. Further information can be found under discontinued operations.

swb

In November 2003, E.ON Energie sold its entire interest in E.ON Energiebeteiligungs-Gesellschaft mbH ("E.ON Energiebeteiligungs-Gesellschaft"), Munich, Germany, to EWE for €305 million. E.ON Energiebeteiligungs-Gesellschaft held 32.4 percent of the shares of swb (comprising all of the shares previously held by E.ON Energie and Ruhrgas). The gain of €85 million resulting from the sale pertains solely to the portion held by E.ON Energie, because the swb shares held by Ruhrgas were recorded at their fair value at the time of E.ON's consolidation of Ruhrgas.

VNG/EWE

Contracts for the sale of E.ON's interest in VNG and EWE were concluded in December 2003. Completion of the sales is conditional on approval of the companies' respective boards (which have been obtained) and regulatory approvals. The dispositions are expected to be completed in 2004. These events are outlined in Note 34.

Discontinued Operations in 2003

The sales of E.ON's former VEBA Oel and MEMC segments, which took place in 2002 and 2001, respectively, but had not been finalized as of the end of 2002, are being reported in 2003 under discontinued operations, in accordance with SFAS 144. Viterra AG ("Viterra"), Essen, Germany, and Powergen also disposed of certain operations and assets. In addition, as part of the requirements included in the ministerial approval for the acquisition of Ruhrgas, E.ON Energie classified its interest in Gelsenwasser as an asset held for sale. Amounts in the Consolidated Statements of Income and the Consolidated Statements of Cash Flows for 2003 and 2002, including the notes thereto, have been adjusted to reflect these discontinued operations.

Beginning on the date of reclassification as a discontinued operation, the net income from operations and the gains or losses from disposals are both reported under "Income (Loss) from discontinued operations, net" in the accompanying Consolidated Statements of Income. For financial reporting purposes, the assets and liabilities of the disposal groups held for sale at year end are classified in the accompanying Consolidated Balance Sheet in "Assets of disposal groups" and "Liabilities of disposal groups."

E.ON AG

VEBA Oel

In 2002, E.ON realized a preliminary sales price of approximately €2.8 billion for 100 percent of the shares of VEBA Oel AG ("VEBA Oel"), Gelsenkirchen, Germany, pursuant to an agreement E.ON entered into with BP plc. ("BP"), London, U.K., in July 2001. The final sales price payable under the contract depended on numerous conditions and settlement modalities, and especially on the proceeds BP would generate from the sale of VEBA Oel's exploration and production businesses. In view of the political conditions in Venezuela at that time, it was not possible to sell the Venezuelan operations. In April 2003, E.ON and BP therefore agreed on a final purchase price for VEBA Oel—without impact on the customary indemnifications. This resulted in a total price of approximately €2.9 billion for VEBA Oel, with E.ON posting a book gain from the sale in the 2002 fiscal year, followed by a loss of €35 million in 2003.

Selected Financial Information of the Oil Segment – VEBA Oel – (Summary)

€ in millions	2003	2002
Sales	-	1,703
Gain on disposal, net	-35	1,367
Other income (expenses), net	-	-1,284
Income from continuing operations before income taxes and minority interests	**-35**	**1,786**
Income taxes	-2	-5
Minority interests	-	3
Income from discontinued operations	**-37**	**1,784**

MEMC

On September 30, 2001, E.ON entered into an agreement to sell its silicon wafer operations to the Texas Pacific Group ("TPG"), Fort Worth, Texas, U.S. The symbolic price of USD 6.00 was paid for E.ON's 71.8 percent interest and shareholder loans in MEMC Electronic Materials, Inc. ("MEMC"), St. Peters, Missouri, U.S. The transaction closed on November 13, 2001. The final purchase price was subject to adjustment if MEMC met certain predefined operating objectives for 2002. In August 2003 E.ON and the purchaser reached agreement on the purchase price, and the result was a net gain from discontinued operations of €14 million.

E.ON Energie

Gelsenwasser

In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser to a joint venture of the municipal utilities of the German cities of Dortmund and Bochum for €835 million. This resulted in a gain of €418 million. The sale brought E.ON a step closer to fulfilling the ministerial approval requirements for the acquisition of Ruhrgas, as previously mentioned in connection with the disposal activities of 2003.

The following table provides details of selected financial information from the discontinued operations of E.ON Energie's disposal groups for the periods indicated:

Selected Financial Information of the Segment E.ON Energie – Gelsenwasser – (Summary)

€ in millions	2003	2002
Sales	295	369
Gain on disposal, net	418	-
Other income (expenses), net	-201	-314
Income from continuing operations before income taxes and minority interests	**512**	**55**
Income taxes	-24	-17
Minority interests	-9	-14
Income from discontinued operations	**479**	**24**

Powergen

CRC Evans

CRC Evans International Inc. ("CRC Evans"), Houston, Texas, U.S., is a 100 percent subsidiary of LG&E Energy, acquired in 1999. The company is a provider of equipment and services for the construction and maintenance of natural gas and oil pipelines. The conditions imposed by the SEC on Powergen's acquisition of LG&E Energy included the disposal of this business. In November 2003, LG&E Energy sold its stake in CRC Evans for €37 million. CRC Evans was deconsolidated as of October 31, 2003. With revenues of €73 million (2002: €54 million), this discontinued operation in 2003 produced earnings before and after taxes that were well below €1 million in both 2003 and 2002.

Viterra

Viterra Energy Services/Viterra Contracting

At the end of 2002, Viterra Energy Services AG ("Viterra Energy Services"), Essen, Germany, was accounted for as a discontinued operation in E.ON's Consolidated Financial Statements. In April 2003 Viterra entered into a contract to sell Viterra Energy Services to the financial investor CVC Capital Partners, and the transaction was completed in June 2003. At the beginning of 2003, Viterra Contracting GmbH ("Viterra Contracting"), Bochum, Germany, was also sold. Viterra received proceeds totaling €961 million, including approximately €112 million of assumed liabilities, and realized an aggregate gain in the amount of €641 million. Both disposals reflected Viterra's strategy of focusing on residential real estate and real estate development.

The table below provides aggregated details of selected financial information from the discontinued operations of Viterra for the periods indicated:

Selected Financial Information of the Segment Viterra – Viterra Energy Services/ Viterra Contracting – (Summary)

€ in millions	2003	2002
Sales	202	468
Gain on disposal, net	641	-
Other income (expenses), net	-145	-376
Income from continuing operations before income taxes and minority interests	**698**	**92**
Income taxes	-17	-39
Minority interests	-	-1
Income from discontinued operations	**681**	**52**

Acquisitions in 2002:
Significant Acquisitions in 2002

E.ON AG
Powergen Ltd.
In July 2002, E.ON acquired 100 percent of the issued share capital of Powergen, an integrated international utility business, for total cash consideration of €7.8 billion. The acquisition was made following a conditional offer with a fixed price to Powergen shareholders according to English law. In addition, the Company assumed €7.4 billion of debt. Goodwill in the amount of €8.9 billion resulted from the purchase price allocation. Powergen was fully consolidated as of July 1, 2002. Due to the circumstances described in Note 13 a), a goodwill impairment charge of €2.4 billion was recorded at the acquisition date.

Powergen
TXU Europe Group plc
In October 2002, Powergen acquired the U.K.-based retail business operations of TXU Europe for total consideration of €2.2 billion. Powergen also agreed to fund working capital requirements associated with these operations in the amount of €0.4 billion. In addition to the retail business, Powergen acquired three coal-fired power plants and certain long-term gas supply contracts. Goodwill in the amount of €2.3 billion resulted from the purchase price allocation. The operations acquired from TXU Europe were fully consolidated as of October 21, 2002.

Major Balance Sheet Items of – Powergen/TXU – (Summary)

€ in millions	July 1, 2002 Powergen without TXU	October 21, 2002 TXU
Intangible assets	523	714
Goodwill	8,916	2,343
Property, plant and equipment	8,164	28
Financial assets	779	-
Non-fixed assets	1,960	558
Total assets	**20,342**	**3,643**
Accrued liabilities	9,321	679
Liabilities	3,056	381
Other liabilities (including minority interests)	136	-
Total liabilities	**12,513**	**1,060**
Net assets	**7,829**	**2,583**

Other Acquisitions in 2002

E.ON Energie
In 2002, E.ON Energie purchased primarily stakes in the following companies for a total of €3,449 million, with the final purchase price allocations resulting in a total amount of goodwill of €1,021 million. At the end of 2002, a total of €1,425 million in goodwill had been recorded, of which €1,003 million was considered preliminary. Finalization of the purchase price allocations reduced this preliminary goodwill to €599 million.

E.ON Finland Oyj (formerly: Espoon Sähkö Oyj)
In January and April 2002, E.ON Energie acquired a majority interest of 65.6 percent in Espoon Sähkö Oyj ("Espoon"), Espoo, Finland, in two steps. Espoon was fully consolidated as of April 1, 2002.

EAM Energie AG (formerly: Energie-Aktiengesellschaft Mitteldeutschland)
In May 2002, E.ON Energie increased its 46.0 percent interest in Energie-Aktiengesellschaft Mitteldeutschland ("EAM"), Kassel, Germany, to a majority interest. EAM was fully consolidated as of June 1, 2002.

E.ON Wesertal Beteiligungsgesellschaft mbH
In June 2002, E.ON Energie purchased a 100 percent interest in E.ON Wesertal Beteiligungsgesellschaft mbH ("EWB"), formerly Fortum Energie GmbH, Hamburg, Germany. EWB is a holding company for 100 percent of the shares of Elektrizitätswerk Wesertal GmbH ("EWW"), Hameln, Germany. Both companies were fully consolidated as of July 1, 2002.

Elektrizitätswerk Minden-Ravensberg GmbH
In July 2002, E.ON Energie acquired a majority stake in Elektrizitätswerk Minden-Ravensberg GmbH ("EMR"), Herford, Germany. E.ON Energie added to its existing 25.1 percent interest in EMR as of December 31, 2001, an additional 30.1 percent interest. EMR was fully consolidated as of August 1, 2002.

Effective January 1, 2003, EWW, EMR and Pesag, Paderborn, Germany, were merged to create E.ON Westfalen Weser AG, Paderborn, Germany.

Thüga Aktiengesellschaft

In August 2002, E.ON Energie increased its existing interest in Thüga Aktiengesellschaft ("Thüga"), Munich, Germany, to a total of approximately 87.1 percent by acquiring an additional 25.1 percent interest. Through the acquisition of Ruhrgas, E.ON acquired an additional stake in Thüga. At an extraordinary meeting of Thüga shareholders held on November 28, 2003, it was decided that E.ON AG would acquire the remaining shares held by the minority shareholders in a squeeze-out transaction pursuant to German law. The total E.ON Group stake was 96.6 percent as of December 31, 2003.

Západoslovenská Energetika a.s.

In September 2002, E.ON Energie acquired a 49.0 percent interest in Západoslovenská Energetika a.s. ("ZSE"), Bratislava, Slovak Republic. ZSE is accounted for under the equity method.

Észak-dunántúli Áramszolgáltató Rt.

In November 2002, E.ON Energie acquired an additional 62.9 percent stake in Észak-dunántúli Áramszolgáltató Rt. ("Édász"), Györ, Hungary. Prior to this acquisition, E.ON Energie owned 27.7 percent of Édász. Édász was fully consolidated effective December 1, 2002. An additional 7.0 percent of Édász was acquired in 2003.

Powergen
Powergen Renewables Holdings Limited

In October 2002, Powergen acquired the remaining 50.0 percent interest in its former joint venture Powergen Renewables Holdings Limited, London, U.K., for €92 million. In addition, Powergen assumed €57 million of debt. Total goodwill of €64 million was recorded in the purchase price allocation.

Viterra
Frankfurter Siedlungsgesellschaft mbH

On January 1, 2002, Viterra acquired an 86.3 percent interest in Frankfurter Siedlungsgesellschaft mbH ("FSG"), Frankfurt, Germany. FSG focuses on the management and the sale of residential real estate. The total purchase price amounted to €312 million. No amounts were assigned to goodwill and intangible assets during the purchase price allocation. In December 2002, Viterra sold a 0.2 percent interest in FSG to an investor. Viterra's ownership interest amounted to 86.1 percent as of December 31, 2002. In January 2003, Viterra acquired an additional 13.7 percent interest in FSG for a price of €49 million, giving Viterra a 99.8 percent interest in the company.

Disposals and Discontinued Operations in 2002:
Significant Disposals in 2002

E.ON AG
Orange S.A.

In June 2002, E.ON exercised its put option to sell all of its shares in Orange S.A. ("Orange"), Paris, France, to France Télécom S.A. (France Télécom), Paris, France. The exercise price was €9.25 per share. E.ON received approximately €950 million in the transaction. E.ON had received the Orange shares as part of the purchase price for its interest in the Swiss operations of Orange Communications S.A. ("Orange Communications"), Lausanne, Switzerland, which it sold to France Télécom in November 2000. After net gains due to immediate valuations of the put/call agreements in 2002, the sale resulted in a net loss of €103 million.

Schmalbach-Lubeca AG

In December 2002, AV Packaging GmbH ("AV Packaging"), Munich, Germany, a joint venture of Allianz Capital Partners, Munich, Germany, and E.ON AG, entered into an agreement to sell Schmalbach-Lubeca AG ("Schmalbach-Lubeca"), Ratingen, Germany to Ball Corporation, Indiana, U.S., a packaging manufacturer, for €1.2 billion. In July 2002, Schmalbach-Lubeca had sold its PET and White Cap business units to the Australian packaging manufacturer Amcor Ltd., Abbotsford, Victoria, Australia, for about €1.8 billion. The resulting net gain on the disposals was €558 million, which was recognized in income from companies accounted for at equity. In 2003, €42 million was charged against income from continuing operations because of subsequent purchase price adjustments.

E.ON Energie

In 2002, the following transactions of E.ON Energie resulted in a total gain of €286 million.

Rhenag Rheinische Energie Aktiengesellschaft

In January 2002, E.ON Energie split up the partnership that owned shares in Rhenag Rheinische Energie Aktiengesellschaft ("Rhenag"), Cologne, Germany. The net gain on this transaction was €184 million.

Watt AG

In July 2002, E.ON Energie sold its entire 24.5 percent interest in Watt AG ("Watt"), Dietikon, Switzerland, for €429 million.

Discontinued Operations in 2002

In 2002, the Company discontinued the operations of its former Oil, Distribution/Logistics and Aluminum business segments, following its disposal of VEBA Oel, Stinnes AG ("Stinnes"), Mülheim an der Ruhr, Germany, and VAW aluminium AG ("VAW"), Bonn, Germany. These segments were accounted for as discontinued operations in accordance with SFAS 144. In addition, Degussa AG and Viterra either disposed of or classified certain businesses as held for sale in 2002 and, accordingly, presented the related results of these operations as discontinued.

VEBA Oel AG

In July 2001, E.ON AG and BP entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel, then a 100 percent subsidiary of E.ON AG, through a capital increase. The agreement also provided E.ON with a put option that allowed it to sell the remaining 49.0 percent of shares in VEBA Oel to BP at any time from April 1, 2002. In December 2001, the German Federal Cartel Office ("Bundeskartellamt") cleared the transaction. The capital increase took place on February 7, 2002, in which BP contributed approximately €2.9 billion. Simultaneous to this capital increase, intercompany loans granted to VEBA Oel in the amount of €1.9 billion were repaid. Prior to this, VEBA Oel, on January 29, 2002, sold its entire exploration and production business to Petro-Canada Limited, Alberta, Canada, for approximately €2.4 billion. As of June 30, 2002, E.ON AG exercised its put option and sold the remaining 49.0 percent of VEBA Oel to BP, receiving approximately €2.8 billion.

For details of selected income statement information please see the presentation under discontinued operations for 2003 above.

Stinnes AG

In July 2002, E.ON completed negotiations with Deutsche Bahn AG ("Deutsche Bahn"), Berlin, Germany, on the sale of its 65.4 percent shareholding in Stinnes as part of a public takeover offer by Deutsche Bahn. The proceeds from this sale were €1.6 billion. Stinnes was deconsolidated as of September 30, 2002.

The table below provides details of selected income statement information from the discontinued operations of the Distribution/Logistics segment for the period indicated:

Selected Financial Information of the Distribution/ Logistics Segment – Stinnes – (Summary)	
€ in millions	2002
Sales	8,840
Gain on disposal, net	588
Other income (expenses), net	-8,638
Income from continuing operations before income taxes and minority interests	**790**
Income taxes	-125
Minority interests	-62
Income from discontinued operations	**603**

VAW AG

On January 6, 2002, E.ON entered into a share purchase agreement with Norsk Hydro ASA, Oslo, Norway, to sell 100 percent of its shares and shareholder loans in VAW. The sales price for the 100 percent interest, the shareholder loans and other interest-bearing loans amounted to €3.1 billion. VAW was deconsolidated as of March 15, 2002.

The net gain on disposal of €893 million does not include the reversal of VAW's negative goodwill of €191 million, as this amount was required to be recognized as income in a change in accounting principle upon adoption of SFAS 142 on January 1, 2002.

Selected Financial Information of the Aluminium Segment – VAW – (Summary)	
€ in millions	2002
Sales	807
Gain on disposal, net	893
Other income (expenses), net	-763
Income from continuing operations before income taxes and minority interests	**937**
Income taxes	-10
Minority interests	-
Income from discontinued operations	**927**

Degussa AG

In accordance with Degussa's program of divesting non-core businesses in order to focus on specialty chemicals, the following operations were sold in 2002 for aggregate proceeds of €866 million and classified as discontinued operations:

- In January 2002, Degussa sold the companies that had conducted its gelatin activities to Sobel N.V., Eindhoven, The Netherlands. The gelatin activities were deconsolidated as of February 10, 2002.
- In February 2002, Degussa sold its persulfate operations to Unionchimica Industriale S.p.A., Bergamo, Italy. The persulfate operations were deconsolidated as of March 31, 2002.
- In February 2002, Degussa sold its textile additives activities to Giovanni Bozetto S.p.A., Milan, Italy. The textile additives activities were deconsolidated as of February 28, 2002.
- In April 2002, Degussa sold SKW Piesteritz Holding GmbH ("SKW Piesteritz"), Piesteritz, Germany, to A&A Stickstoff Holding AG, Binningen, Switzerland. SKW Piesteritz was deconsolidated as of June 30, 2002.
- In June 2002, Degussa sold Degussa Bank GmbH ("Degussa Bank"), Frankfurt am Main, Germany, to the Allgemeine Deutsche Direktbank AG, Frankfurt am Main, Germany. Degussa Bank was deconsolidated as of June 30, 2002.
- In August 2002, Degussa sold Viatris GmbH & Co. KG ("Viatris"), Frankfurt am Main, Germany, to Advent International Corporation, Boston, Massachusetts, U.S. Viatris was deconsolidated as of September 30, 2002.
- In December 2002, Degussa sold Zentaris AG ("Zentaris"), Frankfurt am Main, Germany, to Æterna Laboratories Inc., Quebec, Canada. Zentaris was deconsolidated as of December 31, 2002.

The following table provides details of selected financial information from the discontinued operations of Degussa's disposal groups for the period indicated:

Selected Financial Information from the Segment Degussa – Degussa's Disposal Groups – (Summary)

€ in millions	2002
Sales	410
Loss on disposal, net	-93
Other income (expenses), net	-388
Income from continuing operations before income taxes and minority interests	**-71**
Income taxes	-59
Minority interests	46
Loss from discontinued operations	**-84**

Viterra AG

In accordance with its strategy of focusing on its core business, Viterra decided to divest Viterra Energy Services, a subsidiary which provides heat and water metering services for residential and commercial property.

For details of selected financial information from Viterra Energy Services please see the presentation under discontinued operations for 2003 (p. 137).

The table below provides the major classes of assets and liabilities from the discontinued operations of Viterra Energy Services:

Major Balance Sheet Items from the Segment Viterra – Viterra Energy Services – (Summary)

€ in millions	December 31, 2002
Fixed assets	159
Non-fixed assets	349
Total assets	**508**
Total liabilities (including minority interests)	339
Net assets	**169**

(5) Cost of Goods Sold and Services Provided

The table below provides details of the cost of goods sold and services provided by segment for the periods indicated:

Cost of Goods Sold and Services Provided		
€ in millions	2003	2002
E.ON Energie	15,324	13,688
Ruhrgas	8,239	-
Powergen	7,848	3,423
Other/consolidation	-271	61
Core energy business	**31,140**	**17,172**
Viterra	950	1,104
Degussa	690	8,258
Other activities	**1,640**	**9,362**
Total	**32,780**	**26,534**

(6) Other Operating Income and Expenses

The table below provides details of other operating income for the periods indicated:

Other Operating Income		
€ in millions	2003	2002
Release of provisions	286	221
Gain on disposal of fixed assets	1,604	1,171
Gain on derivative instruments	1,342	1,234
Exchange rate differences	284	339
Other trade income	117	125
Dilution gains	-	105
Gain on deconsolidations	294	34
Miscellaneous	1,148	1,185
Total	**5,075**	**4,414**

Other operating income includes income not related to the financial year amounting to €344 million (2002: €439 million).

In 2003, gains on reversal of provisions were primarily related to anticipated losses from purchase obligations as well as amounts accrued for goods and services received but not invoiced. These provisions were released as circumstances indicated that utilization of such provisions was no longer probable.

Gains on the disposals of fixed assets in 2003 primarily arose from the sale of the Bouygues Telecom shares (€840 million), in addition to the sale of shareholdings by E.ON Energie (€150 million) and of tangible fixed assets at Viterra (€433 million). These disposals both constituted the majority of such gains in 2002. Note 4 provides more information about the disposals.

Gains on derivative instruments include the gains recognized as a result of the required marking to market and realized gains from derivatives under SFAS 133.

A dilution gain in accordance with SAB 51 in 2002 in the amount of €98 million primarily resulted from a capital increase at Bouygues Telecom, in which E.ON did not participate.

Total gains on deconsolidation in 2003 include €168 million primarily due to the net book gain from the sale of 18.1 percent of Degussa shares.

Miscellaneous other operating income in 2003 includes the gains realized on the sale of securities classified as non-fixed assets in the amount of €365 million. Also contained in this line item are reductions of valuation allowances on accounts receivable, rental and leasing income, the sale of scrap metal and materials, and damage compensation received.

Other operating expenses include costs that cannot be allocated to production, selling or administration activities. The following table provides details of other operating expenses for the periods indicated:

Other Operating Expenses		
€ in millions	2003	2002
Additions to provisions	282	281
Loss on disposal of fixed assets	115	160
Loss on derivative instruments	958	1,406
Exchange rate differences	246	322
Other taxes	103	23
Research and development costs	69	380
Write-down on non-fixed assets	211	73
Miscellaneous	1,000	1,533
Total	**2,984**	**4,178**

Other operating expenses includes expenses not related to the financial year amounting to €354 million (2002: €360 million).

Additions to provisions in 2003 and 2002 primarily relate to personnel costs and are also attributable to costs incurred in connection with Powergen's integration of TXU's retail operations.

Losses on derivative financial instruments include the losses recognized on the required marking to market and realized losses from derivatives under SFAS 133.

The reduction in research and development costs to €69 million is primarily attributable to the deconsolidation of Degussa.

Miscellaneous other operating expenses in 2003 consist mainly of losses from the sale of securities that were classified as non-fixed assets (€265 million) and external consulting costs (€120 million).

(7) Financial Earnings

The following table provides details of financial earnings for the periods indicated:

Financial Earnings		
€ in millions	2003	2002
Income from companies in which share investments are held; thereof from affiliated companies 34 (2002: 28)	172	148
Income from profit- and loss-pooling agreements; thereof from affiliated companies 9 (2002: 15)	18	34
Income from companies accounted for at equity; thereof from affiliated companies 16 (2002: 232)	794	1,422
Losses from companies accounted for at equity; thereof from affiliated companies 3 (2002: 40)	130	98
Losses from profit- and loss-pooling agreements; thereof from affiliated companies 12 (2002: 3)	19	6
Write-down of investments	53	28
Income from share investments	**782**	**1,472**
Income from other long-term securities and long-term loans	100	165
Other interest and similar income thereof from affiliated companies - (2002: 11)	678	838
Interest and similar expenses thereof from affiliated companies 12 (2002: 20) thereof accretion expense related to adoption of SFAS 143 486 (2002: -)	1,885	1,375
Interest and similar expenses (net)	**-1,107**	**-372**
Write-down of financial assets and long-term loans	34	2,373
Financial earnings	**-359**	**-1,273**

Income from companies accounted for at equity declined in 2003 compared to 2002 primarily due to the significant gain from the sale of Schmalbach-Lubeca by AV Packaging in the amount of €558 million only included in 2002. Note 4 provides more information about the disposal. Income from companies accounted for at equity in 2002 includes €173 million resulting from the sale of a shareholding in Steag Aktiengesellschaft ("STEAG") by Gesellschaft für Energiebeteiligungen mbH ("GFE") to RAG.

Losses from companies accounted for at equity in 2003 primarily reflect the impairment charge recorded by Degussa on its fine chemicals division. This impairment was attributable to E.ON through its 46.5 percent directly held share in Degussa with €187 million and through its share indirectly held through RAG with €73 million. However, only €15 million impacted E.ON's losses from associated companies as the investment in RAG was reduced to zero.

Interest expense increased in 2003, primarily due to the financing of the acquisitions of Powergen and Ruhrgas. In addition, accretion-expense-related provisions pursuant to SFAS 143 in the amount of €486 million occurred for the first time.

Interest expense is reduced by capitalized interest on debt totaling €22 million (2002: €34 million).

During the course of 2002, E.ON Energie recorded valuation allowances in "Write-down of financial assets and long-term loans" on its investment in Bayerische Hypo- und Vereinsbank AG ("HypoVereinsbank"), Munich, Germany, in the amount of €1,854 million. €1,380 million of the write-down was an impairment charge on available-for-sale securities included in fixed assets, and €474 million reflected the write-down of securities included in non-fixed assets. This was to adjust their carrying value to the reduced fair value of the publicly listed shares as of December 31, 2002. The Company did not consider the decline to be temporary, given the development of the share price in 2002. In addition, other securities have also been impaired due to the negative developments in share prices in 2002.

E.ON recorded no impairment charges on goodwill of companies accounted for under the equity method in 2002 or in 2003.

(8) Income Taxes

The following table provides details of income taxes, including deferred taxes, for the periods indicated:

Income Taxes		
€ in millions	2003	2002
Current taxes		
Domestic corporate income tax	403	482
Domestic trade tax	297	280
Foreign income tax	283	110
Other	12	-19
Total	**995**	**853**
Deferred taxes		
Domestic	207	-1,435
Foreign	-78	-80
Total	**129**	**-1,515**
Income taxes	**1,124**	**-662**

The 2003 Tax Preference Reduction Act (*"Steuervergünstigungsabbaugesetz"*) altered the regulatory framework regarding the utilization of corporate tax credits arising from the corporate imputation system (*"Anrechnungsverfahren"*), which existed until 2001. The main changes include the repeal of the corporate dividend tax credit for a period of three years (moratorium). This has resulted in an increased tax burden of approximately €190 million on dividend payments in the amount of €1,142 million in 2003.

The law implementing the German federal government's protocol declaration on the legislative conference committee's recommendation on the Tax Preference Reduction Act—Basket II (*"Gesetz zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz,"* the so-called "Basket II Act") was enacted on December 22, 2003. This law introduces restrictions to the extent to which expense deductions can be set against gains on the disposal of shareholdings in domestic and foreign corporations. A similar existing rule affecting foreign dividends has now been extended to cover domestic dividends. In the future, 5 percent of gains on the disposal of shareholdings and 5 percent of domestic and foreign dividends are deemed to be non-deductible tax expenses, and are thus subject to both the corporate tax and the trade tax. As a result of this change of law, the method for calculating deferred taxes on temporary differences relating to domestic and foreign shareholdings has been standardized, resulting in the recognition of a deferred tax liability of €237 million. No deferred taxes were recorded for temporary differences related to foreign shareholdings held by foreign subsidiaries, as it is impracticable to determine deferred taxes for such temporary differences.

Changes in tax rates in the Czech Republic, Italy and Hungary together with a change of tax law in Sweden have resulted in deferred tax benefit of €206 million. Of this benefit, a total of €195 million is attributable to the tax exemption for gains on the disposal of shareholdings in certain corporations that came into effect in Sweden in the middle of 2003.

The profits of E.ON Benelux Generation N.V. ("E.ON Benelux"), Voorburg, The Netherlands, E.ON Energie's Dutch subsidiary, were entitled to a tax holiday between 1998 and 2001. Effective January 1, 2002, E.ON Benelux is subject to the ordinary tax rate of 34.5 percent. The revaluation of the assets resulted in the initial recognition of deferred tax assets in the amount of €201 million in 2002. On December 31, 2003, E.ON Benelux's deferred tax assets amounted to €180 million.

In 2002, the write-down and the disposal of securities led to reversal effects on deferred taxes recorded in other comprehensive income and resulted in a gain of €613 million. These deferred taxes recorded in other comprehensive income had influenced tax expenses in the past, owing to changes to enacted tax laws.

In light of the positive developments in three precedent-setting tax proceedings in the lower German tax courts, the Company released a tax provision in 2001 that had previously been established to account for a probable liability stemming from the profit- and loss-pooling agreements with former non-profit real estate companies. This reduced income taxes in Germany in 2001 by €527 million. In December 2002, the federal tax court confirmed the favorable decisions of the lower courts. However, the final tax assessments for E.ON have not yet been made.

In 2002, the Flood Victims Solidarity Act was enacted, resulting in an increase in the German corporate tax rate for 2003 only from 25.0 percent to 26.5 percent. The 2002 Consolidated Financial Statements included a deferred tax benefit of €2 million, attributable to the revaluation of deferred taxes on temporary differences that were expected to reverse in 2003 and would be subject to the increased rate in 2003. The tax rate has reverted to 25 percent in the 2004 tax year.

The differences between the statutory tax rate of 26.5 percent (2002: 25.0 percent) in Germany and the effective tax rate are reconciled as follows:

Reconciliation to the Effective Income Taxes/Tax Rate

	2003		2002	
	€ in millions	%	€ in millions	%
Corporate income tax	1,468	26.5	-190	25.0
Credit for dividend distributions[1]	-	-	-179	23.6
German municipal trade taxes net of federal tax benefit	72	1.3	113	-14.9
Foreign tax rate differentials	74	1.3	-44	5.8
Changes in valuation allowances	543	9.8	-83	10.9
Changes in tax rate/tax law[2]	60	1.1	-2	0.3
Tax effects on				
Tax-free income	-415	-7.5	-489	64.5
Equity accounting	-163	-2.9	-330	43.5
Non-deductible goodwill amortization	-	-	717	-94.5
Other[3]	-515	-9.3	-175	23.1
Effective income taxes/tax rate	**1,124**	**20.3**	**-662**	**87.3**

[1]The tax credit resulting from the dividend for the year 2001 had to be recognized for U.S. GAAP purposes in 2002.
[2]In 2003, in particular from temporary differences resulting from the gap between the deferred tax rate of 25 percent and the current corporate tax rate of 26.5 percent in Germany.
[3]In 2003, in particular tax benefits resulting from permanent differences between book and tax basis in Germany (€-114 million), from updating of deferred (€-105 million) and current (€-65 million) taxes for prior years, from deconsolidation (€-75 million) and from creditable foreign withholding taxes (€-19 million).

Deferred tax liabilities of €1,395 million were established on December 31, 2003, in respect of the allocation of the purchase price for the acquisition of Ruhrgas.

The purchase price allocations for Powergen and the acquired operations of TXU Europe resulted in deferred tax liabilities totaling €28 million as of December 31, 2002. The acquisition of TXU Europe resulted in tax-deductible goodwill of €2,640 million.

As discussed in Note 4, the corporate income taxes relating to discontinued operations are reported separately in E.ON's Consolidated Statement of Income under "Income (Loss) from discontinued operations, net," and are as follows:

Income Taxes from Discontinued Operations

€ in millions	2003	2002
VEBA Oel	2	5
Stinnes	-	125
Degussa operations	-	59
Viterra Energy Services/ Viterra Contracting	17	39
VAW	-	10
MEMC	9	-
Gelsenwasser	24	17
Total	**52**	**255**

Income from continuing operations before income taxes and minority interests was attributable to the following geographic locations in the periods indicated:

Income from Continuing Operations before Income Taxes and Minority Interests

€ in millions	2003	2002
Domestic	3,411	620
Foreign	2,127	-1,379
Total	**5,538**	**-759**

Deferred tax assets and liabilities are as follows as of December 31, 2003 and 2002 (these are primarily of a long-term nature):

Deferred Tax Assets and Liabilities

	December 31	
€ in millions	2003	2002
Deferred tax assets		
Intangible assets	144	31
Fixed assets	516	575
Investments and long-term financial assets	427	231
Inventories	21	48
Receivables	90	110
Accrued liabilities	3,989	3,130
Liabilities	1,600	1,343
Net operating loss carryforwards	1,184	1,136
Tax credits	35	22
Other	280	424
Subtotal	**8,286**	**7,050**
Valuation allowance	-726	-166
Total	**7,560**	**6,884**
Deferred tax liabilities		
Intangible assets	788	880
Fixed assets	5,907	4,577
Investments and long-term financial assets	630	532
Inventories	96	31
Receivables	1,694	1,048
Accrued liabilities	1,021	729
Liabilities	1,522	1,753
Other	642	454
Total	**12,300**	**10,004**
Net deferred tax assets (liabilities)	**-4,740**	**-3,120**

Net deferred income tax assets and liabilities included in the Consolidated Balance Sheet are as follows:

Net Deferred Tax Assets and Liabilities

€ in millions	December 31, 2003 Total	December 31, 2003 Thereof non-current	December 31, 2002 Total	December 31, 2002 Thereof non-current
Deferred tax assets	2,251	2,123	3,208	2,775
Valuation allowance	-726	-722	-166	-154
Net deferred tax assets	**1,525**	**1,401**	**3,042**	**2,621**
Less deferred tax liabilities	6,265	5,744	6,162	5,863
Net deferred tax assets (liabilities)	**-4,740**	**-4,343**	**-3,120**	**-3,242**

Based on subsidiaries' past performance and the expectation of similar performance in the future, it is expected that the future taxable income of these subsidiaries will more likely than not be sufficient to permit recognition of their deferred tax assets. A valuation allowance has been provided for that portion of the deferred tax assets for which this criterion is not expected to be met.

The Basket II Act changed the way losses are treated under German tax law. In the future, a tax loss carryforward can only be offset against up to 60 percent of taxable income, subject to a full offset against the first €1 million. This introduction of minimum corporate taxation has become effective from January 1, 2004, and also applies to trade tax loss carryforwards.

The tax loss carryforwards at year end are as follows:

Tax Loss Carryforwards

€ in millions	December 31 2003	December 31 2002
Domestic tax loss carryforwards	6,118	5,773
Foreign tax loss carryforwards	513	750
Total	**6,631**	**6,523**

Despite the introduction of minimum taxation, the German tax loss carryforwards have no expiration date. However, the delayed ability to utilize tax losses resulted in adjustments to deferred tax assets from corporation tax loss carryforwards and from trade tax loss carryforwards of €200 million and €288 million, respectively. Foreign tax loss carryforwards expire as follows: €10 million in 2004, €60 million between 2005 and 2008, €388 million after 2008. €55 million do not have an expiration date.

Tax credits totaling €35 million are exclusively foreign and expire as follows: €5 million in 2004, €9 million between 2005 and 2008, €7 million after 2008. €14 million do not have an expiration date.

(9) Minority Interests in Net Income

Minority stockholders participate in the profits of the affiliated companies in the amount of €552 million (2002: €717 million) and in the losses in the amount of €88 million (2002: €94 million).

Minority interests in net income were reduced in 2003 primarily because of the deconsolidation of Degussa.

(10) Personnel-Related Information

Personnel Costs

The following table provides details of personnel costs for the periods indicated:

Personnel Costs		
€ in millions	2003	2002
Wages and salaries	3,500	4,712
Social security contributions	590	835
Pension costs and other employee benefits; thereof pension costs: 678 (2002: 707)	816	816
Total	**4,906**	**6,363**

In 2003, E.ON purchased a total of 196,920 of its ordinary shares (0.03 percent of E.ON's outstanding shares) from a subsidiary (2002: 218,305; 0.03 percent) at an average price of €46.16 (2002: €45.36) per share for resale to employees. These shares were sold to employees at preferential prices between €22.85 and €41.85 per share (2002: between €24.38 and €44.91). The difference between purchase price and resale price was charged to personnel costs. Further information about the changes in the number of its own shares held by E.ON AG can be found in Note 18.

In the 2003 fiscal year, Powergen introduced a stock-based employee compensation program based on E.ON shares. Through this program, employees have the opportunity to purchase E.ON shares out of their pre tax income and to acquire additional bonus shares. The cost of issuing these bonus shares is also recorded under personnel costs.

Stock Appreciation Rights of E.ON AG

In 1999, the E.ON Group introduced a stock-based compensation plan (stock appreciation rights, SARs) based on E.ON AG shares. E.ON AG continued the SAR program by issuing a fifth tranche of SARs in 2003.

Since all first-tranche SARs (1999 to 2003) were exercised in full in 2002, there remain liabilities from the second through fifth tranches in 2003 as follows:

Stock Appreciation Rights of E.ON AG	5th tranche	4th tranche	3rd tranche	2nd tranche
Date of issuance	Jan. 2, 2003	Jan. 2, 2002	Jan. 2, 2001	Jan. 3, 2000
Term	7 years	7 years	7 years	7 years
Blackout period	2 years	2 years	2 years	2 years
Price at issuance (in €)	42.11	54.95	62.95	48.35
Number of participants in year of issuance	343	186	231	155
Number of SARs issued (in millions)	2.5	1.6	1.8	1.4
Exercise hurdle (exercise price exceeds the price at issuance by at least %)	10	10	20	20
Exercise hurdle (minimum exercise price in €)	46.32	60.45	75.54	58.02
Intrinsic value as of December 31, 2003 (in €)	9.63	-3.21	-11.21	3.39
Remainder of SARs as of December 31, 2003 (€ in millions)	2.5	1.6	1.3	0.8
Provision as of December 31, 2003 (€ in millions)	12.2	-	-	2.7
Excercise gains in 2003 (€ in millions)	-	-	-	-
Expense in 2003 (€ in millions)	12.2	-	-	2.7

The members of the Board of Management of E.ON AG and certain executives of E.ON AG and its major subsidiaries E.ON Energie, Sydkraft, Powergen, LG&E Energy, Ruhrgas and Viterra, participate in the E.ON SAR program. Ruhrgas ended the program of phantom stock options it had set up in 2002, having fulfilled all its obligations thereunder. In the reporting year, the costs of €0.8 million pertaining to the program are reported as part of personnel costs. Degussa, itself a German-listed company, has also ended its own SAR program in the reporting year, having fulfilled all of its obligations thereunder.

SARs can only be issued if the qualified executive owns a certain minimum number of shares of E.ON stock, which must be held until the issued SARs' expiration date or until they have all been exercised.

Following the expiration of a two-year blackout period following issuance, qualified executives can exercise all or a portion of the SARs issued to them within predetermined exercise windows, which start four weeks after the publication of an E.ON Interim Report or Annual Report in the years after the blackout period of the respective tranche's term. The term of the SARs is limited to a total of 7 years.

Both of the following two conditions must be met before E.ON SARs may be exercised:

- Between the date of issuance and exercise, the E.ON stock price must outperform the Stoxx Utility Supplier Price Index on at least ten consecutive trading days.
- The E.ON stock price on the exercise date must be at least 10.0 percent (for the second and third tranches: at least 20.0 percent) above the price at issuance.

SARs that remain unexercised by the employee on the corresponding tranche's last exercise date are considered to have been exercised automatically on that date.

When exercising SARs, qualified executives receive cash. Possible dilutive effects of capital-related measures and extraordinary dividend payments between the SARs' time of issuance and exercise are taken into consideration when calculating such compensation.

The amount paid to executives when they exercise their SARs is the difference between the E.ON AG stock price at the time of exercise and the underlying stock price at issuance multiplied by the number of SARs exercised.

Starting with the fourth tranche, the underlying stock price equals the average XETRA closing quotations for E.ON stock during the December prior to issuance. For tranches two and three, the underlying stock price is the E.ON stock price at the actual time of issuance.

Once issued, SARs are not transferable, and when the qualified executive leaves the E.ON Group they may either be exercised according to the SAR conditions either on the next possible allowed date or, if certain conditions have been fulfilled, prior to that date. If employment is terminated by the executive, SARs expire and become void without compensation if such termination occurs within the two-year blackout period or if the SARs are not exercised on the next possible exercise date.

In 2003, 9,902 SARs from the fifth tranche were exercised prior to their exercise window. The gain to the holders on exercise was €26,220. On December 31, 2003, no liabilities with regard to the third and fourth tranches of SARs have been recorded owing to negative intrinsic values. The intrinsic value per SAR of the second tranche was €3.39, and that of the fifth tranche was €9.63, resulting in a liability of €14.9 million recognized through expenses.

The E.ON SAR program has shown the following developments since 2000:

Development of the SAR Program of E.ON AG

Number of SARs	5th tranche	4th tranche	3rd tranche	2nd tranche
Outstanding as of January 1, 2000	-	-	-	-
Granted in 2000	-	-	-	1,461,800
Exercised in 2000	-	-	-	-
Cancelled in 2000	-	-	-	18,000
Outstanding as of December 31, 2000	-	-	-	**1,443,800**
Granted in 2001	-	-	1,822,620	-
Exercised in 2001	-	-	-	35,000
Cancelled in 2001	-	-	-	63,000
Outstanding as of December 31, 2001	-	-	**1,822,620**	**1,345,800**
Granted in 2002	-	1,646,419	-	-
Exercised in 2002	-	-	-	220,150
Cancelled in 2002	-	-	-	-
Change in Scope of Consolidation	-	-	-504,720	-301,000
Outstanding as of December 31, 2002	-	**1,646,419**	**1,317,900**	**824,650**
Granted in 2003	2,545,191	15,000	-	-
Exercised in 2003	9,902	-	-	-
Cancelled in 2003	-	-	-	-
Change in Scope of Consolidation	-	-46,000	-17,000	-26,800
Outstanding as of December 31, 2003	**2,535,289**	**1,615,419**	**1,300,900**	**797,850**
SARs exercisable at year end	-	-	-	-

The changes in the scope of consolidation in 2003 are related to the discontinued activities of Viterra Energy Services and Gelsenwasser. In 2002, the changes in the scope of consolidation were mainly related to VEBA Oel. As of December 31, 2003, none of the SARs in any of the tranches were exercisable because the blackout periods had not expired (fifth tranche) or the exercise hurdles had not been reached (tranches two through four).

For future tranches, a cap on gains on options will be put in place in order to limit the effect of unforeseen extraordinary increases in the price of the underlying stock. There is still no plan to adjust for negative effects in favor of holders.

Employees

During 2003, the Company, excluding its discontinued operations, employed an average of 64,969 people, not including 2,261 trainees (2002: 4,419). The breakdown by segments is shown below:

Employees	2003	2002
E.ON Energie	41,691	39,277
Ruhrgas	10,207	-
Powergen	10,558	9,973
Other	594	602
Core energy business	**63,050**	**49,852**
Viterra	1,919	2,449
Degussa	-	45,821
Other activities	**1,919**	**48,270**
Total	**64,969**	**98,122**

(11) Other Information

Cost of Goods

Cost of goods amounted to €28,848 million (2002: €18,082 million).

Taxes other than Income Taxes

Taxes other than income taxes totaled €155 million in 2003 (2002: €54 million) and consisted principally of property tax and real estate transfer tax in both years.

German Corporate Governance Code

On December 11, 2003, the Board of Management and Supervisory Board of E.ON AG made a declaration pursuant to § 161 of the German Stock Corporation Act ("AktG") in combination with § 15 of the Introductory Law to the AktG ("EGAktG"). The declaration was made publicly accessible on E.ON's Web site (www.eon.com). Additionally, the Boards of Management and Supervisory Boards of the following listed companies of the E.ON Group made similar declarations and published these on their Web sites:

- CONTIGAS Deutsche Energie-AG, December 23, 2003: www.contigas.de;
- E.ON Bayern AG, December 9, 2003: www.eon-bayern.com;
- G. Kromschröder AG, December 15, 2003: www.kromschroeder.de;
- Thüga Aktiengesellschaft, December 23, 2003: www.thuega.de.

Fees and Services of the Independent Auditor

During 2003, the Company incurred the following fees for services provided by its independent auditor, PwC Deutsche Revision AG ("PwC"):

Principal Accountant Fees € in millions	2003
Audit fees	31
Audit-related fees	5
Tax advisory fees	2
All other fees	2
Total	**40**

Audit fees consist of fees for auditing the Consolidated Financial Statements, the accounting review of the interim financial statements and the auditing of the financial statements of E.ON AG and its subsidiaries. Additional fees were charged for auditing documents required for filing with authorities and for complying with other legal provisions, as well as for auditing IT and internal control systems and risk-management systems.

Fees for audit-related services primarily include services connected with the implementation of the Sarbanes-Oxley Act (Section 404), as well as due-diligence services rendered in connection with acquisitions and disposals, advisory service on accounting for ongoing and planned transactions, audit work related to the fulfillment of certain contractual agreements and auditing of pension plans.

Fees for tax advisory primarily include ongoing consulting related to preparing tax returns and review of tax assessments, as well as advisory on a case-by-case basis with regard to the tax treatment of M&A transactions and Group financing, as well as advisory on other tax-related issues, both in Germany and abroad.

Other fees are mainly related to consulting services provided in connection with the Company's implementation of risk management processes, as well as consulting on the selection of IT systems.

(12) Earnings per Share

The computation of basic and diluted earnings per share for the periods indicated is shown below.

Earnings per Share

€ in millions	2003	2002
Income/(Loss) from continuing operations	3,950	-720
Income/(Loss) from discontinued operations	1,137	3,306
Income (Loss) from cumulative effect of changes in accounting principles, net	-440	191
Net income	**4,647**	**2,777**
Weighted-average number of shares outstanding (in millions)	654	652
Earnings per share (in €)		
from continuing operations	6.04	-1.10
from discontinued operations	1.74	5.07
from cumulative effect of changes in accounting principles, net	-0.67	0.29
from net income	**7.11**	**4.26**

The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

(13) Fixed Assets

The following table provides information about the developments of fixed assets during the fiscal year:

Fixed Assets

€ in millions	Acquisitions and production costs							
	January 1, 2003	Exchange rate differences	Change in scope of consolidation	Additions	Disposals	Transfers	Impairment	December 31, 2003
Goodwill	15,270	-1,024	100	237	15	-298	-	14,270
Intangible assets	5,380	-99	-395	189	31	305	3	5,346
Advance payments on intangible assets	11	-	-9	1	-	-3	-	-
Goodwill and intangible assets	**20,661**	**-1,123**	**-304**	**427**	**46**	**4**	**3**	**19,616**
Real estate, leasehold rights and buildings	21,654	-272	-2,203	196	521	372	41	19,185
Technical equipment, plant and machinery	66,667	-1,545	88	1,714	564	3,467	1	69,826
Other equipment, fixtures, furniture and office equipment	3,915	-127	-910	217	154	265	-	3,206
Advance payments and construction in progress	1,940	-110	-544	819	99	-673	-	1,333
Tangible assets	**94,176**	**-2,054**	**-3,569**	**2,946**	**1,338**	**3,431**	**42**	**93,550**
Shares in unconsolidated affiliates	753	-7	-233	243	274	178	23	637
Shares in associated companies	7,703	-51	4,785	1,586	2,910	-166	43	10,904
Other share investments	5,644	-14	-2,064	373	277	-560	29	3,073
Long-term loans to unconsolidated affiliates	588	-	18	97	21	12	-	694
Loans to associated companies and other share investments	481	-3	25	62	238	12	14	325
Other long-term loans	1,011	2	-171	89	130	-	-	801
Long-term securities	1,462	-10	-7	135	790	-111	1	678
Financial assets	**17,642**	**-83**	**2,353**	**2,505**	**4,640**	**-635**	**110**	**17,112**
Total	**132,479**	**-3,260**	**-1,520**	**5,958**	**6,024**	**2,800**	**155**	**130,278**

The total of accumulated impairments included in the acquisition and production costs as of December 31, 2003, is €2,667 million (2002: €3,912 million).

(a) Goodwill and Other Intangible Assets

Goodwill

The carrying amount of goodwill had the following changes in 2003 in each of E.ON's segments:

Changes in Goodwill per Segment

€ in millions	E.ON Energie	Ruhrgas	Powergen	Core energy business	Viterra	Degussa	Other activities	Total
Book value as of January 1, 2003	**2,958**	**-**	**8,653**	**11,611**	**17**	**2,884**	**2,901**	**14,512**
Goodwill additions/disposals	761	3,006	8	3,775	-7	-2,883	-2,890	885
Other changes[1]	-494	-1	-946	-1,441	-	-1	-1	-1,442
Book value as of December 31, 2003	**3,225**	**3,005**	**7,715**	**13,945**	**10**	**-**	**10**	**13,955**

[1]Other changes include transfers and exchange rate differences.

Accumulated depreciation									Net book values	
January 1, 2003	Exchange rate differences	Change in scope of consolidation	Additions	Disposals	Transfers	Reversal of write-downs	Fair value adjustments OCI	December 31, 2003	December 31, 2003	December 31, 2002
758	-3	-558	-	5	123	-	-	315	13,955	14,512
859	-6	-235	370	11	255	-	-	1,232	4,114	4,521
4	-	-4	-	-	-	-	-	-	-	7
1,621	**-9**	**-797**	**370**	**16**	**378**	**-**	**-**	**1,547**	**18,069**	**19,040**
7,634	-136	-1,221	377	243	141	-	-	6,552	12,633	14,020
41,310	-660	-2,879	2,068	324	2,452	-	-	41,967	27,859	25,357
2,790	-109	-768	175	134	223	-	-	2,177	1,029	1,125
15	-	-1	11	9	2	-	-	18	1,315	1,925
51,749	**-905**	**-4,869**	**2,631**	**710**	**2,818**	**-**	**-**	**50,714**	**42,836**	**42,427**
116	-1	-51	-	29	4	-	-	39	598	637
526	-10	-70	116	43	-112	-	129	536	10,368	7,177
54	2	3	-	15	16	-	-980	-920	3,993	5,590
-	-	-1	-	-	-	-	-	-1	695	588
20	-	-	-	2	11	-	-	29	296	461
12	-	-1	-	5	1	-	-	7	794	999
-57	-	17	-	54	-114	-	-95	-303	981	1,519
671	**-9**	**-103**	**116**	**148**	**-194**	**-**	**-946**	**-613**	**17,725**	**16,971**
54,041	**-923**	**-5,769**	**3,117**	**874**	**3,002**	**-**	**-946**	**51,648**	**78,630**	**78,438**

To perform the annual impairment test, the Company determines the fair value of its reporting units based on a valuation model that draws on medium-term planning data that the Company uses for internal reporting purposes. The model uses the discounted cash flow method and market comparables. As the fair value of each reporting unit exceeded the carrying value, no goodwill impairment charge was recognized as a result of the annual goodwill impairment test.

Goodwill must also be evaluated at the reporting unit level for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired.

In 2003, no such event was identified.

An impairment test was performed at reporting-unit level in the Powergen segment at the time of the acquisition. The Company consolidated Powergen effective July 1, 2002. The purchase price was fixed in April 2001 when the Company made its conditional takeover offer for Powergen. Since that time, the market environment for Powergen's U.K. and U.S. business units deteriorated significantly: Wholesale electricity prices declined by approximately 25 percent in the U.K., and earnings at Powergen's non-regulated utility operations in the U.S. were down owing to lower prices and higher fuel costs. Additionally, LG&E Energy has natural gas operations in Argentina. The continuing economic crisis in the country led to a substantial devaluation of the peso and to negative economic growth. For these reasons, the Company tested the acquired reporting units as of the acquisition date, which resulted in an impairment charge totaling €2.4 billion.

The Company was also required to perform the goodwill impairment test described above for all reporting units as of January 1, 2002, the date of initial adoption of SFAS 142. As the fair value of each reporting unit exceeded the carrying value, no goodwill impairment charge was recognized as of the date of adoption.

Other Intangible Assets

As of December 31, 2003, the Company's intangible assets other than goodwill, including advance payments on intangible assets, consist of the following:

Intangible Assets

€ in millions	December 31, 2003 Acquisition costs	Accumulated amortization	Net book value
Intangible assets subject to amortization			
Marketing-related intangible assets	**221**	**35**	**186**
thereof Brand names	221	35	186
Customer-related intangible assets	**2,270**	**422**	**1,848**
thereof Customer lists	1,584	273	1,311
Customer contracts and related customer relationships	570	115	455
Contract-based intangible assets	**1,527**	**498**	**1,029**
thereof Operating permits	1,235	344	891
Technology-based intangible assets	**375**	**277**	**98**
thereof Computer software	301	228	73
Intangible assets not subject to amortization	**953**	**-**	**953**
thereof Easements (including Rights of way)	647	-	647
Riparian rights	142	-	142
Total	**5,346**	**1,232**	**4,114**

During 2003, the Company acquired the following intangible assets:

Acquired Intangible Assets in 2003

	Total amount assigned € in millions	Weighted average amortization period (in years)
Intangible assets subject to amortization		
Marketing-related intangible assets	**50**	**5**
thereof Brand names	50	5
Customer-related intangible assets	**337**	**24**
thereof Customer contracts and related customer relationships	337	24
Contract-based intangible assets	**31**	**3**
Technology-based intangible assets	**82**	**5**
thereof Computer software	72	5
Intangible assets not subject to amortization	**370**	**-**
thereof Easements	191	-
Riparian rights	142	-
Total	**870**	**-**

The table above includes all intangible assets that were acquired either individually or in a business combination in 2003.

In 2003, the Company recorded an aggregate amortization expense of €370 million (2002: €288 million). Impairment charges of €3 million on intangible assets other than goodwill were incurred in 2003 (2002: €0 million).

Based on the current amount of intangible assets subject to amortization, estimated amortization expenses for each of the five succeeding fiscal years are as follows:

Estimated Aggregated Amortization Expense	
€ in millions	
2004	328
2005	274
2006	251
2007	237
2008	219
Total	**1,309**

As acquisitions and disposals occur in the future, actual amounts may vary.

On adopting SFAS 142 as of January 1, 2002, the Company reassessed the useful lives of all previously acquired intangible assets. As a result, the Company ceased amortization of certain intangible assets that it determined to have indefinite lives. These intangible assets had a total carrying value of €488 million as of January 1, 2002. They consist primarily of registered rights of way that are available to E.ON for an indefinite duration. Before the introduction of SFAS 142, these easements were depreciated over 40 years. Additionally, the Company changed the useful life of the concession for the utilization of water power from the Rhine-Main-Danube waterway from 40 to 49 years, reflecting the remaining term of the concession. The carrying value of this asset as of January 1, 2002, was €770 million.

In adopting SFAS 142, the Company reassessed all intangible assets that were acquired in business combinations completed before July 1, 2001, for recognition apart from goodwill under SFAS 141. Application of these standards resulted in reclassifications from intangible assets to goodwill in the amount of €24 million as of January 1, 2002.

b) Property, Plant and Equipment

Property, plant and equipment includes capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition and production in the amount of €22 million (2002: €34 million). Impairment charges on property, plant and equipment were €42 million (2002: €28 million).

Restrictions on disposals of the Company's tangible fixed assets exist in the amount of €5,469 million (2002: €6,321 million), mainly with regard to technical equipment and land. For additional information on collateralized tangible fixed assets, see Note 25.

The transfers of technical equipment primarily include the consideration of liabilities from the retirement or decommissioning of fixed assets (asset retirement cost) in relation to the adoption of SFAS 143. On January 1, 2003, asset retirement costs of €262 million on technical equipment were capitalized, these being the result of €2,693 million of acquisition and production costs reduced by accumulated depreciation charges of €2,431 million. The capitalized asset retirement costs were reduced to €112 million as of December 31, 2003, resulting from ordinary depreciation charges and adjustments of decommissioning liabilities in the amount of €150 million.

Jointly Owned Power Plants

E.ON holds joint ownership and similar contractual rights in certain power plants that are all independently financed by each respective participant. These jointly owned power plants were formed under ownership agreements or arrangements that did not create legal entities for which separate financial statements are prepared. They are therefore included in the financial statements of their owners. E.ON's share of the operating expenses for these facilities is included in the Consolidated Financial Statements.

Jointly Owned Power Plants

Name of plants by type	E.ON's ownership interest in %	E.ON's total acquisition cost € in millions	E.ON's accumulated depreciation and amortization € in millions	E.ON's construction in progress € in millions
Nuclear				
Isar 2	75.00	2,040	1,859	3
Gundremmingen B	25.00	143	121	-
Gundremmingen C	25.00	143	121	-
Lignite				
Lippendorf S	50.00	526	304	4
Hard coal				
Bexbach 1	25.00	191	180	-
Trimble County (LG&E)	75.00	469	155	7
Rostock	50.38	317	270	-
Hydroelectric/wind				
Nymölle Havspark/Rödsand	20.00	42	-	-
Nußdorf	53.00	55	40	-
Ering	50.00	31	28	-
Egglfing	50.00	47	42	-

Additional details about the plants are summarized in the table above.

The jointly owned power plants listed above are not VIEs pursuant to FIN 46.

c) Financial Assets

As of December 31, 2003, €17,725 million of financial assets mature after more than one year (2002: €16,971 million). Impairment charges on financial assets during 2003 amounted to €110 million (2002: €1,492 million).

Changes to the scope of consolidation with respect to shares in associated companies are the result of Degussa being accounted for under the equity method for the first time (€4.0 billion), the full consolidation of Ruhrgas (€2.4 billion), as well as €1.2 billion of reclassifications at E.ON Energie, consisting mainly of share investments in Graninge and JME, which had been accounted under the equity method prior to their full consolidation, and of the sale of swb.

The sale of 18.1 percent of the capital stock of Degussa resulted in a decrease of shares in associated companies in the amount of €1.6 billion.

Changes to the scope of consolidation within other share investments are the result of the reduction of E.ON's interest in Gelsenberg and Bergemann in the amount of €3.8 billion upon the full consolidation of Ruhrgas. This was offset by an increase in other share investments resulting from the full consolidation of Ruhrgas of €1.8 billion, of which the majority pertains to the interest in OAO Gazprom ("Gazprom"), Moscow, Russian Federation.

Disposals of other share investments in 2003 resulted primarily from the disposal of the interest in Bouygues Telecom.

The disposals of available-for-sale securities primarily consist of the sale of shares of HypoVereinsbank.

Shares in affiliated and associated companies accounted for under the equity method

The financial information below summarizes income statement and balance sheet data for the investments of the Company's affiliated and associated companies that are accounted for under the equity method:

Earnings from Companies Accounted for under the Equity Method

€ in millions	2003	thereof GFE	2002	thereof GFE
Sales	51,096	-	46,260	-
Net income (loss)	2,258	1	3,246	576
E.ON's share of net income (loss)	791	-	1,452	290
Other[1]	-127	-	-128	-109
Income from companies accounted for under the equity method	**664**	**-**	**1,324**	**181**

[1]Other primarily includes adjustments to conform with E.ON accounting policies and the elimination of intercompany results.

Balance Sheet Data from Companies Accounted for under the Equity Method

	December 31			
€ in millions	2003	thereof GFE	2002	thereof GFE
Fixed assets	46,714	-	40,615	-
Current assets and prepaid expenses	28,109	1	25,892	52
Accruals	24,444	-	20,876	4
Liabilities and deferred income	29,306	-	29,403	3
Net assets	**21,073**	**1**	**16,228**	**45**
E.ON's share in equity	7,699	-	5,615	26
Other[1]	2,678	-	1,656	-10
Investment in companies accounted for under the equity method	**10,377**	**-**	**7,271**	**16**

[1]Other primarily includes adjustments to conform with E.ON accounting policies, the elimination of intercompany results, goodwill/negative goodwill (goodwill and fair value adjustments due to purchase price allocations) and impairment.

Separate summarized income statement and balance sheet data are presented for GFE, as this investment is considered to be a significant investment under applicable rules of the U.S. Securities and Exchange Commission in 2002.

In 2003, the decrease in income from investments accounted for at equity as compared to 2002 primarily reflects the impairment charge recorded by Degussa in 2003 relating to its fine chemicals division and the high net gain in 2002 from the disposal of Schmalbach-Lubeca by AV Packaging and the sale of STEAG shares by GFE.

Dividends received from affiliated and associated companies accounted for under the equity method were €683 million in 2003 (2002: €1,007 million).

The book values of affiliated and associated companies accounted for under the equity method whose shares are marketable amount to a total of €2,752 million (2002: €648 million). The fair value of E.ON's share in these companies is €3,602 million (2002: €1,014 million).

Additions of investments in associated and affiliated companies that are accounted for under the equity method resulted in goodwill of €157 million in 2003 (2002: €378 million).

Accumulated amortization of goodwill in companies accounted for under the equity method totaled €219 million as of December 31, 2003 (2002: €526 million).

Investments in associated companies totaling €60 million were restricted because they were pledged as collateral for financing as of the balance-sheet date.

Securities Available for Sale

The amortized costs, fair values, and gross unrealized gains and losses for available-for-sale securities and maturities of fixed-term securities as of December 31, 2003 and 2002, are summarized as below:

Other Share Investments and Available-for-Sale Securities

€ in millions	December 31, 2003 Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain	December 31, 2002 Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Less than 1 year	11	11	-	-	3	3	-	-
Between 1 and 5 years	276	276	-	-	206	207	-	1
More than 5 years	94	95	-	1	108	103	6	1
Subtotal	**381**	**382**	**-**	**1**	**317**	**313**	**6**	**2**
Non-fixed-term securities	**3,312**	**4,592**	**9**	**1,289**	**6,567**	**6,796**	**-**	**229**
Total	**3,693**	**4,974**	**9**	**1,290**	**6,884**	**7,109**	**6**	**231**

In 2003, the amortized costs were written down in the amount of €15 million (2002: €1,480 million).

Disposal of other share investments and available-for-sale securities generated proceeds in the amount of €815 million in 2003 (2002: €791 million) and no significant net capital gain (2002: €24 million). The Company uses the specific identification method as a basis for determining these amounts.

Non-fixed-term securities include non marketable investments or securities of €1,047 million (2002: €5,921 million).

Long-term loans

Long-term loans were as follows as of December 31, 2003 and 2002:

Loans

	December 31, 2003 € in millions	Interest rate up to	Maturity through	December 31, 2002 € in millions	Interest rate up to	Maturity through
Loans to affiliated companies	695	3.90 %	2015	588	3.90 %	2015
Loans to associated companies and other share investments	296	4.60 %	2007	461	4.60 %	2007
Other long-term loans	794	9.00 %	2010	999	9.00 %	2010
Total	**1,785**			**2,048**		

(14) Inventories

The following table provides details of inventories as of the dates indicated:

Inventories	December 31	
€ in millions	2003	2002
Raw materials and supplies by segment		
E.ON Energie	972	1,058
Ruhrgas	96	-
Powergen	347	439
Other/consolidation	-12	-18
Core energy business	**1,403**	**1,479**
Viterra	98	115
Degussa	-	480
Other activities	**98**	**595**
Total	**1,501**	**2,074**
Work in progress	**405**	**463**
Finished products by segment		
E.ON Energie	-	10
Ruhrgas	38	-
Powergen	-	-
Other/consolidation	4	-
Core energy business	**42**	**10**
Viterra	41	163
Degussa	-	924
Other activities	**41**	**1,087**
Total	**83**	**1,097**
Goods purchased for resale	**488**	**206**
Inventories	**2,477**	**3,840**

Raw materials, products and goods purchased for resale are generally valued at average cost. Where this is not the case, the LIFO method is used, particularly for the valuation of natural gas inventories. In 2003, inventories valued according to the LIFO method amounted to €393 million (2002: €102 million).

The difference between valuation according to LIFO and higher replacement costs is €195 million (2002: €4 million). The significant increase from the prior-year amount is due to E.ON's consolidation of Ruhrgas.

(15) Receivables and Other Assets

The following table provides details of receivables and other assets as of the dates indicated:

Receivables and Other Assets	December 31, 2003		December 31, 2002	
€ in millions	With a remaining term up to 1 year	With a remaining term of more than 1 year	With a remaining term up to 1 year	With a remaining term of more than 1 year
Financial receivables from affiliated companies	180	43	331	5
Financial receivables from associated companies and other share investments	74	6	259	1
Other financial assets	1,139	750	1,194	57
Financial receivables and other financial assets	**1,393**	**799**	**1,784**	**63**
Trade receivables	6,047	6	6,805	55
Operating receivables from affiliated companies	67	-	40	-
Operating receivables from associated companies and other share investments	781	26	406	-
Reinsurance claim due from Versorgungskasse Energie (mutual insurance fund)	42	833	32	700
Regulatory assets	-	160	-	212
Other operating assets	6,972	899	8,709	50
Operating receivables and other operating assets	**13,909**	**1,924**	**15,992**	**1,017**
Receivables and other assets	**15,302**	**2,723**	**17,776**	**1,080**

As of December 31, 2003, accounts receivable and other assets in the amount of €2,600 million (2002: €3,949 million) are interest-bearing.

In 2003, other financial assets include receivables from owners of minority interests in jointly owned nuclear power plants of €720 million (2002: €683 million) and margin account deposits receivable of €28 million (2002: €342 million). In addition, following the adoption of SFAS 143, other financial assets include a claim for a refund from the Swedish nuclear fund in the amount of €385 million in connection with the decommissioning of nuclear power plants. Since this asset is designated for a particular purpose, E.ON's access to it is restricted.

The reinsurance claim due from the Versorgungskasse Energie Mutual Insurance Fund results from pension obligations payable to E.ON Energie employees. The claims of these employees at the point of retirement are covered to a certain extent by insurance contracts entered into with the above mutual insurance fund.

In accordance with SFAS 71, assets that are subject to U.S. regulation are separately disclosed. For further information regarding these assets, please see Note 2.

Other operating assets also include tax refund claims of €1,929 million (2002: €1,803 million), financial derivative assets of €2,498 million (2002: €1,743 million), receivables related to E.ON Benelux's cross-border lease transactions for power plants amounting to €1,020 million (2002: €1,235 million) and accrued interest receivables of €427 million (2002: €299 million). Assets intended for sale as of December 31, 2003, in the amount of €854 million (2002: €4 million) are also reported here. Other operating assets as of December 31, 2002, included a prepayment of €1.9 billion made related to the Ruhrgas acquisition.

Valuation Allowances for Doubtful Accounts

The valuation allowances for doubtful accounts comprise the following for the periods indicated:

Valuation Allowances for Doubtful Accounts		
€ in millions	2003	2002
January 1	**212**	**486**
Changes affecting income	237	-1
Changes not affecting income	14	-273
December 31	**463**	**212**

Changes not affecting income are related to changes in the scope of consolidation and currency translation adjustments.

(16) Liquid Funds

The following table provides details of liquid funds as of the dates indicated:

Liquid Funds		
	December 31	
€ in millions	2003	2002
Cash and cash equivalents	**3,321**	**1,342**
Deposits at banking institutions with an original maturity greater than 3 months	539	49
Securities with an original maturity greater than 3 months	6,935	6,994
Investments in short-term securities	**7,474**	**7,043**
Liquid funds	**10,795**	**8,385**

Cash and cash equivalents with an original maturity of three months or less include checks, cash on hand, balances in Bundesbank accounts and at other banking institutions. Included herein are also securities with an original maturity of three months or less.

Balances in bank accounts include €31 million of collateral provided by banks which are mirrored by corresponding bank liabilities of E.ON in the same amount; access to these funds is therefore restricted.

Available-for-sale securities that management does not intend to hold long-term are classified as liquid funds.

The securities' amortized costs, fair values, gross unrealized gains and losses, as well as the maturities of fixed-term available-for-sale securities with original remaining maturities greater than three months as of the dates indicated were as follows:

Available-for-Sale Securities

	December 31, 2003				December 31, 2002			
€ in millions	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Less than 1 year	109	112	-	3	802	810	2	10
Between 1 and 5 years	2,215	2,211	27	23	3,315	3,216	122	23
More than 5 years	1,968	1,935	56	23	450	1,093	3	646
Subtotal	**4,292**	**4,258**	**83**	**49**	**4,567**	**5,119**	**127**	**679**
Non-fixed-term securities	**2,415**	**2,677**	**44**	**306**	**2,330**	**1,875**	**579**	**124**
Total	**6,707**	**6,935**	**127**	**355**	**6,897**	**6,994**	**706**	**803**

In 2003, amortized costs were written down in the amount of €18 million (2002: €883 million).

The disposal of marketable securities that management does not intend to hold long-term generated proceeds in the amount of €870 million (2002: €1,304 million). Realized net gains from such disposals in an amount of €85 million (2002: €13 million) were recorded in 2003. E.ON uses the specific identification method as a basis for determining cost and calculating realized gains and losses on such disposals.

As of December 31, 2003, marketable securities with a fair value of €77 million that management does not intend to hold long-term have been in a continuous unrealized-loss position for more than 12 months. Gross unrealized losses for these securities have accumulated to €15 million. Because the values of these securities began to recover again after the balance sheet date, no other-than-temporary impairment was recorded.

Non-fixed-term securities include non-marketable securities or investments of €3 million (2002: €12 million).

(17) Prepaid Expenses and Deferred Income

Of the prepaid expenses totaling €398 million (2002: €434 million), €396 million (2002: €53 million) mature within one year. Deferred income totaled €1,080 million in 2003 (2002: €1,055 million), of which €374 million (2002: €12 million) matures within one year.

(18) Capital Stock

The Company's authorized capital stock of €1,799,200,000 consists of 692,000,000 ordinary shares issued without nominal value. The number of outstanding shares as of December 31, 2003, totaled 656,026,401 (2002: 652,341,876).

Pursuant to shareholder resolutions approved at the Annual Shareholders Meeting held on April 30, 2003, the Board of Management is authorized to buy back up to 10.0 percent of E.ON AG's outstanding share capital through October 30, 2004.

As of December 31, 2003, E.ON AG held a total of 4,403,342 (2002: 4,407,169) treasury shares having a book value of €256 million in the Consolidated Balance Sheet (equivalent to 0.6 percent or €11,448,689 of the capital stock). During 2003, the company purchased 969 (2002: 241,523) shares on the market and 240,000 (2002: 0) shares from subsidiaries, and sold 244,796 (2002: 503,434) shares to employees at preferential prices. Please refer to Note 10 for further information on stock-based compensation.

Additional 31,570,257 (2002: 35,250,955) shares of E.ON AG are held by its subsidiaries due to the VEBA-VIAG merger. These shares were acquired and considered treasury shares with no purchase price allocated to them.

Authorized Capital

At the Annual Shareholders Meeting on May 25, 2000, the Board of Management was authorized to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital I") through the issuance of new shares in return for cash contributions (with the opportunity to exclude shareholders' subscription rights) as well as to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital II") through the issuance of new shares in return for contributions in kind (with the exclusion of shareholders' subscription rights). Following a capital increase in 2000, Authorized Capital II now amounts to €150.4 million.

In addition, the Board of Management was authorized to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital III") through the issuance of new shares in return for cash contributions. Subject to the Supervisory Board's approval, the Board of Management is authorized to exclude shareholders' subscription rights.

All three capital increases are authorized until May 25, 2005.

The conditional capital of €75 million approved at the Annual Shareholders Meeting held on May 25, 2000, was cancelled at the Annual Shareholders Meeting held on April 30, 2003. Instead, conditional capital (with the opportunity to exclude shareholders' subscription rights) in the amount of €175 million was authorized until April 30, 2008. This conditional capital may be used to issue bonds with conversion or option rights and to fulfill conversion obligations towards creditors of bonds containing conversion obligations. The securities underlying these rights and obligations are either E.ON shares or those of companies in which E.ON directly or indirectly holds a majority stake.

Disclosure requirements in conjunction with Germany's Securities Trading Act

On August 18, 2003, Allianz AG, Munich, Germany, informed E.ON pursuant to § 21 subsection 1 of Germany's Securities Trading Act ("WpHG") that its share of E.ON's voting rights fell below 5.0 percent as of August 15, 2003, and that it then held 4.20 percent of E.ON's voting rights. Of this total, Allianz held 4.18 percent pursuant to § 22 subsection 1 sentence 1 no. 1 WpHG, and 0.02 percent pursuant to § 22 subsection 1 sentence 1 no. 6 WpHG.

During the 2002 fiscal year, Allianz AG, Munich, Germany, informed E.ON on April 5, 2002, pursuant to § 41 subsection 2 sentence 1 WpHG that it holds 7.64 percent of E.ON's voting rights as of April 1, 2002. Of this total, Allianz holds 7,57 percent pursuant to § 22 subsection 1 sentence 1 no. 1 WpHG, and 0.06 percent pursuant to § 22 subsection 1 sentence 1 no. 6 WpHG.

(19) Additional Paid-in Capital

Additional paid-in capital results exclusively from share issuance premiums. As of December 31, 2003, additional paid-in capital amounts to €11,564 million (2002: €11,402 million). The increase of €162 million during 2003 is primarily a result of the issuance of 3,440,698 E.ON AG shares held by subsidiaries to minority shareholders of E.ON Bayern AG.

(20) Retained Earnings

The following table provides details of the E.ON Group's retained earnings:

Retained Earnings		
	December 31	
€ in millions	2003	2002
Legal reserves	45	45
Other retained earnings	16,931	13,427
Total	**16,976**	**13,472**

According to German securities law, E.ON AG shareholders can only receive distributions from the retained earnings of E.ON AG as defined by German GAAP, which are included in the Group's retained earnings. As of December 31, 2003, these amount to €2,478 million (2002: €1,866 million). Of these, legal reserves of €45 million (2002: €45 million) pursuant to § 150 subsections 3 and 4 AktG and reserves for own shares of €228 million (2002: €170 million) pursuant to § 272 subsection 4 HGB were not distributable on December 31, 2003. Accordingly, an amount of €2,205 million (2002: €1,651 million) is in principle available for dividend payments.

The Group's retained earnings as of December 31, 2003, include accumulated undistributed earnings of €704 million from companies that have been accounted for under the equity method.

(21) Other Comprehensive Income

The components of other comprehensive income and the related tax effects are as follows:

Other Comprehensive Income						
	December 31, 2003			December 31, 2002		
€ in millions	Before tax	Tax benefit (expense)	Net-of-tax	Before tax	Tax benefit (expense)	Net-of-tax
Foreign currency translation adjustments	-701	-152	-853	-438	-55	-493
Plus (Less): reclassification adjustments affecting income	71	3	74	-125	-	-125
Unrealized holding gains (losses) arising during period	1,282	-35	1,247	-514	-20	-534
Plus (Less): reclassification adjustments affecting income	-74	14	-60	1,355	-559	796
Additional minimum pension liability	-156	65	-91	-116	35	-81
Cash flow hedges	224	-89	135	-129	65	-64
Total	**646**	**-194**	**452**	**33**	**-534**	**-501**

(22) Minority Interests

Minority interests are attributable to the following segments:

Minority Interests	December 31	
€ in millions	2003	2002
E.ON Energie	3,990	3,906
Ruhrgas	59	-
Powergen	225	139
Other/consolidation	-13	29
Core energy business	**4,261**	**4,074**
Viterra	364	366
Degussa	-	2,071
Other activities	**364**	**2,437**
Total	**4,625**	**6,511**

The elimination of minority interests at Degussa is a result of the deconsolidation of that company as of January 31, 2003.

(23) Provisions for Pensions

E.ON and its subsidiaries maintain both defined benefit pension plans and defined contribution plans. Some of the latter are part of a multi-employer pension plan under EITF 90-3, "Accounting for Employers' Obligations for Future Contributions to a Multiemployer Pension Plan," for approximately 6,500 beneficiaries at Sydkraft. Pension benefits are primarily based on compensation and years of service. Most Germany-based employees who joined the Company prior to 1999 participate in a final pay arrangement, under which their retirement benefits depend on their final salary (averaged over the last years of employment) and on years of service. Most employees who joined the Company in or after 1999 are enrolled in a cash balance pension plan, under which notional contributions based on current earnings are actuarially converted into pension units. To fund these defined benefit plans, the Company sets aside notional contributions and/or accumulates plan assets. For employees in defined contribution pension plans, under which the Company pays fixed contributions to an outside insurer or pension fund, the amount of the benefit depends on the value of each employee's individual pension claim at the time of his or her retirement from the Company.

The liabilities arising from the pension plans and their respective costs are determined using the projected unit credit method in accordance with SFAS 87. The valuation is based on current pensions and pension entitlements and on economic assumptions that have been chosen in order to reflect realistic expectations. Furthermore, cash balance pension plans are valued in accordance with EITF 03-4 (traditional unit credit method). The obligations arising primarily at U.S. companies from health care and other post-retirement benefits for certain employees are calculated in accordance with SFAS 106.

The effective date for fixing the economic valuation parameter is December 31 of each year. The necessary calculation of the number of personnel, particularly in the consolidated German subsidiaries, takes place on September 30, with significant changes carried forward to December 31.

The changes in the projected benefit obligation ("PBO") are shown below. The disposal of Degussa, which resulted in a reduction of €3,572 million, and the acquisition of Ruhrgas, which resulted in the addition of €759 million, are mainly responsible for the change shown as "Change in scope of consolidation" in 2003. The acquisition of Powergen, which resulted in the addition of €5,684 million in related obligations, was mainly responsible for the change in that same category in 2002.

Changes in Projected Benefit Obligations		
€ in millions	2003	2002
Balance as of January 1	**15,816**	**10,643**
Service cost	176	187
Interest cost	724	694
Change in scope of consolidation	-2,816	4,982
Prior service cost	22	21
Actuarial (gains)/losses	669	170
Exchange rate differences	-539	-157
Other	-3	-54
Pensions paid	-754	-670
Balance as of December 31	**13,295**	**15,816**

The amount shown for 2002 was not adjusted for discontinued operations in order to maintain comparability. Accordingly, this results in differences to the presentation of net periodic pension costs for 2002.

Of the entire benefit obligation, €225 million (2002: €296 million) is related to health care benefits.

In accordance with FASB Staff Position ("FSP") No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," information on benefit obligations arising from health care benefits and the expenses attributable thereto during the reporting period do not reflect the effects of this new U.S. law, since no accounting regulations relating to benefits arising from this law are in place at this time. The amounts listed for health care benefit obligations could change following any future application of such regulations.

The changes in plan assets, which do not include any shares in E.ON Group companies, are shown in the table above at right. The deconsolidation of Degussa, which resulted in a reduction of €728 million, is mainly responsible for the change shown as "Change in scope of consolidation" in 2003. The acquisition of Powergen resulted in the addition of €4,942 million in the same category in 2002.

Changes in Plan Assets		
€ in millions	2003	2002
Balance as of January 1	**5,477**	**1,183**
Actual return on plan assets	660	-408
Company contributions	229	68
Employees contributions	15	11
Change in scope of consolidation	-683	4,908
Exchange rate differences	-401	-89
Pensions paid	-365	-203
Other	-10	7
Balance as of December 31	**4,922**	**5,477**

The current allocation of plan assets to asset categories and the target portfolio structure for 2004 are as follows:

Categories of Plan Assets			
	Target allocation	December 31	
in %	2004	2003	2002
Equity securities	50-65	53	57
Debt securities	28-50	40	35
Real estate	0-15	6	6
Other	-	1	2

Debt with remaining maturities from 0 to 46 years had an average weighted remaining maturity of 16.5 years on December 31, 2003. On December 31, 2002, the remaining terms ranged between 0 and 33 years, and the average weighted remaining maturity of the debt was 15.4 years.

In the E.ON Group, the vast majority of reported plan assets relates to the pension plans at Powergen in the U.K. and at LG&E Energy in the U.S. The investment objective for the pension plan assets is the real-time coverage of benefit obligations for the corresponding pension plans.

The long-term investment strategy for the various pension plans takes into consideration, among other things, the scope of the benefit obligations, the maturity structure, the minimum capital reserve requirements and, if applicable, other relevant factors. The target portfolio structure was determined on the basis of current evaluations of the investment strategy and the market environment, and is reviewed on a regular basis and adjusted, if necessary, to reflect market trends. Current investment strategy is focused on equity securities, as well as on high-quality government bonds and selected corporate bonds. As of December 31, 2003, the percentage of overall plan assets consisting of equity securities had been reduced.

In 2003, average rate of return on plan assets was 13.0 percent. This performance was above the expected rate of return of 7.25 percent, which is part of the net periodic pension costs. The expected rate of return on plan assets is targeted in such a way that, over the long term, the total expected return from plan assets is at least equal to the actuarially determined benefit obligation.

The funded status—the difference between the PBO for all pension units and the fair value of plan assets—is reconciled with the provisions shown on the balance sheet as shown below:

Provisions for Pensions

€ in millions	December 31 2003	2002
Funded status	8,373	10,339
Unrecognized actuarial loss	-1,518	-1,883
Unrecognized prior service cost	-42	-72
Unfunded accrued benefit cost	**6,813**	**8,384**
Additional minimum liability	629	779
Provisions for pensions	**7,442**	**9,163**

The accumulated benefit obligation for all defined benefit pension plans amounted to €12,284 million (2002: €14,680 million) on December 31, 2003.

Under U.S. GAAP, an additional minimum liability does not affect income, because an intangible asset in the amount of €53 million as of December 31, 2003, is recorded (2002: €70 million), with the remainder being charged against stockholders' equity in the amount of €576 million (2002: €709 million).

Actuarial gains and losses result from variations in valuation assumptions, differences between the estimated and actual beneficiaries and underlying assumptions and are recognized as provisions for pensions on a delayed basis and amortized separately over periods determined for each individual pension plan.

Provisions for pensions shown on the balance sheet as of December 31, 2003, particularly include obligations of U.S. companies arising from post-retirement health care benefits in the amount of €186 million (2002: €245 million), with allowances made for increases in the costs of health-care benefits amounting to 11.5 percent in the short term and 5.0 percent in the long term.

Based upon actuarial calculations, the total net periodic defined benefit pension cost is detailed in the table below. Amounts for 2002 are adjusted accordingly to reflect effects of discontinued operations.

Net Periodic Pension Cost

€ in millions	2003	2002
Employer service cost	161	173
Interest cost	724	688
Expected return on plan assets	-331	-238
Prior service cost	21	17
Net amortization of (gains) losses	25	45
Total	**600**	**685**

For 2004, it is expected that the overall Company contribution to plan assets in order to guarantee the minimum plan asset values stipulated by law or by-laws will be €113 million.

The net periodic pension cost shown includes an amount of €19 million in 2003 (2002: €17 million) for retiree health care benefits. A one-percentage-point increase or decrease in the assumed health care cost trend rate would cause a change in net periodic pension cost of +€1 million or -€1 million, respectively. The resulting accumulated post-retirement benefit obligation would change by +€13 million or -€11 million, respectively.

In addition to total net periodic pension cost, an amount of €36 million in 2003 (2002: €47 million) was incurred for defined contribution pension plans and other retirement provisions, under which the Company pays fixed contributions to external insurers or similar institutions.

Effective with the 2000 fiscal year, the Company began using the Klaus Heubeck biometric tables from 1998 ("Richttafeln 1998") for the domestic pension liabilities, the current industry standard for calculating company pension obligations in Germany. However, the table's disability incidence rates have been reduced by 20.0 percent to better reflect the Company's specific situation.

Actuarial values of the pension obligations of the principal German, U.K. and U.S. subsidiaries were computed based on the following average assumptions for each region:

Actuarial Assumptions

	December 31, 2003			December 31, 2002		
in %	Germany	Great Britain	USA	Germany	Great Britain	USA
Discount rate	5.50	5.50	6.25	5.75	5.75	6.75
Salary increase rate	2.75	4.00	3.00	2.75	3.75	3.75
Expected return on plan assets	5.50	6.70	8.50	5.75	7.25	9.00
Pension increase rate	1.25	2.50	-	1.25	2.25	-

(24) Other Provisions

The description of asset retirement obligations, which are being reported for the first time in 2003 pursuant to the adoption of SFAS 143 is followed by disclosures about "Other provisions".

Description of Asset Retirement Obligations

E.ON adopted SFAS 143 on January 1, 2003. As of December 31, 2003, E.ON's asset retirement obligations included:

- retirement costs shown in 1ab) and 1ba) for decommissioning of nuclear power plants in Germany (€8,106 million) and Sweden (€385 million),
- environmental remediation related to non-nuclear power plants, including removal of electricity transmission and distribution equipment (€377 million), and
- environmental remediation at gas storage (€76 million) and opencast mining facilities (€55 million) and the decommissioning of oil and gas field infrastructure (€10 million).

Changes in Asset Retirement Obligations

€ in millions	
Balance upon adoption at January 1, 2003	**8,638**
Liabilities incurred in the current period	18
Liabilities settled in the current period	-104
Change in scope of consolidation	76
Accretion expense	486
Revision in estimated cash flows	-97
Foreign currency translation adjustment	-8
Balance at December 31, 2003	**9,009**

Had SFAS 143 been applied for all reported periods, the Company would have reported total asset retirement obligations of €7,080 million and €8,638 million as of January 1, 2002, and December 31, 2002, respectively. E.ON would have reported net income of €5,095 million (2002: €2,597 million) and earnings per share of €7.79 (actual EPS: €7.11) for the year ended December 31, 2003, and €3.98 (actual EPS: €4.26) for the year ended December 31, 2002. These pro-forma amounts were measured using information, assumptions and interest rates that were current as of the date of the Company's initial adoption of SFAS 143. For further details on SFAS 143 please see sub-items 1) and 8) below.

Other Provisions

The following table lists other provisions as of the dates indicated:

Other Provisions	December 31	
€ in millions	2003	2002
Provisions for nuclear waste management (1)	13,758	12,279
Management of spent nuclear fuel rods	5,710	5,990
Asset retirement obligations	8,491	6,629
Waste disposal	408	461
less advance payments	851	801
Provisions for taxes (2)	2,827	2,813
Provisions for personnel costs (3)	1,487	1,621
Provisions for outstanding invoices—procurement (4)	2,740	2,533
Provisions for outstanding invoices—sales contracts (5)	1,185	1,210
U.S. regulatory liabilities (6)	462	520
Provisions for environmental remediation (7)	332	675
Provisions for land reclamation (8)	1,693	1,141
Miscellaneous (9)	2,280	2,792
Total	**26,764**	**25,584**

As of December 31, 2003, €20,036 million of the above provisions are due after more than one year (2002: €20,481 million).

Of these other provisions, €14,594 million (2002: €12,279 million) bear interest.

1) Provisions for nuclear waste management

a) Germany

Provisions for nuclear waste management comprise costs for the disposal of nuclear fuel rods, the decommissioning of nuclear and non-nuclear power plant components, and the disposal of low-level nuclear waste.

The provisions for nuclear waste management stated above are net of advance payments of €851 million in 2003 (2002: €801 million). The advance payments are prepayments to nuclear fuel reprocessors and to other waste management companies, as well as to governmental authorities, relating to reprocessing of spent fuel rods and the construction of permanent storage facilities. Accruals for the costs of nuclear fuel rod disposal, of nuclear power plant decommissioning, and of the disposal of low-level nuclear waste also include the costs for the permanent storage of radioactive waste.

Permanent storage costs include investment, operating and financing costs for the planned permanent storage facilities Gorleben and Konrad and include required advance payments for permanent storage facilities made pursuant to the Permanent Storage Advance Payments Ordinance and on the basis of data from the German Federal Office for Radiation Protection ("Bundesamt für Strahlenschutz"). Each year the Company makes advance payments to the Bundesamt.

Furthermore, in calculating the provisions for nuclear waste management, the Company took into account the effects of the nuclear energy agreement reached by the German government and the country's major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

aa) Management of Spent Nuclear Fuel Rods

The requirement for spent nuclear fuel reprocessing and disposal/storage is based on the German Nuclear Power Regulations Act ("Atomgesetz"). Operators may either reprocess or permanently store nuclear waste.

E.ON Energie has entered into contracts with two large European fuel reprocessing firms, BNFL in the U.K. and Cogema in France, for the reprocessing of spent nuclear fuel from its German nuclear plants. The delivery of nuclear fuel rods for reprocessing is allowed until June 30, 2005. The radioactive waste that results from reprocessing will be returned to Germany to be temporarily stored in an authorized storage facility. Permanent storage is also expected to occur in Germany.

The accrual for the costs of used nuclear fuel rods reprocessing includes the costs for all components of the reprocessing requirements, particularly

- the costs of transporting spent fuel to the reprocessing firms,
- the costs of fuel reprocessing, as well as
- the costs of outbound transportation of nuclear waste.

The cost estimates are based primarily on existing contracts.

Accruals for the costs of permanent storage of used fuel rods primarily include

- contractual costs for procuring intermediate containers and intermediate on-site storage on the plant premises,
- costs of transporting spent fuel rods to conditioning facilities, conditioning costs, and costs for procuring permanent storage containers as determined by external studies.

The accrual for the management of used fuel rods is provided over the period in which the fuel is consumed to generate electricity.

ab) Nuclear Plant Decommissioning

The obligation with regard to the nuclear portion of nuclear plant decommissioning is based on the Atomgesetz, mentioned above, while the obligation for the non-nuclear portion depends upon legally binding civil and public regulations, as well as other agreements.

The accrual for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear portions of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by external specialists and are updated regularly. Since the adoption of SFAS 143 on January 1, 2003, current costs have been fully recognized in the period in which the obligation is incurred. Until December 31, 2002, an accrual was provided over the estimated useful life for each nuclear plant according to the nuclear energy agreement reached by the German government and the country's major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

ac) Waste from Plant Operations

The accrual for the costs of the disposal of low-level nuclear waste covers all expected costs for the conditioning of low-level waste that is generated in the operation of the facilities.

b) Sweden

Under Swedish law, Sydkraft is required to pay fees to the country's national fund for nuclear waste management. Each year, the Swedish nuclear energy inspection authority calculates the fees for the disposal of high-level radioactive waste and nuclear power plant decommissioning based on the amount of electricity produced at the particular nuclear power plant. The calculations are then submitted to government offices for approval. Upon approval, Sydkraft makes the corresponding payments.

ba) Decommissioning

Due to the adoption of SFAS 143 on January 1, 2003, an asset retirement obligation for decommissioning was recognized. Since fees were paid in the past to the national fund for nuclear waste management, a compensating claim relating to these decommissioning costs was recorded under "Other assets" on January 1, 2003.

bb) Nuclear Fuel Rods and Nuclear Waste in Sweden

The required fees for high-level radioactive waste made to the national fund for nuclear waste management are shown as an expense.

In the case of low-level and medium-level radioactive waste, a joint venture owned by Swedish nuclear power plant operators charges annual fees based on actual waste management costs. Sydkraft records the corresponding payments to this venture as an expense.

c) United Kingdom and United States

Neither Powergen nor LG&E Energy operates any nuclear power plants. They are therefore not required to make payments or record liabilities similar to those described above with respect to Germany.

2) Taxes

Provisions for taxes mainly consist of domestic and foreign corporate income taxes.

3) Personnel Liabilities

Provisions for personnel expenses primarily cover provisions for vacation pay, early retirement benefits, anniversary obligations and other deferred personnel costs.

4) Supplier-Related Liabilities

Provisions for supplier-related liabilities consist primarily of provisions for goods and services received but not yet invoiced and for potential losses from purchase obligations.

5) Customer-Related Liabilities

Provisions for customer-related liabilities consist primarily of potential losses on open sales contracts. Also included are provisions for warranties, as well as for rebates, bonuses and discounts.

6) U.S. Regulatory Liabilities

Pursuant to SFAS 71, liabilities that are subject to U.S. regulation are reported separately. In the previous year, these liabilities were accounted for in a write-down of assets of €438 million. For more information, please see Note 2.

7) Environmental Remediation

Provisions for environmental remediation refer primarily to rehabilitating contaminated sites, redevelopment and water protection measures.

8) Environmental Improvements and Similar Liabilities, including Land Reclamation

Provisions for environmental improvements and similar liabilities primarily include asset retirement obligations pursuant to SFAS 143 in the amount of €518 million. Also included are provisions for reversion of title, other environmental improvements and reclamation liabilities.

9) Miscellaneous

Other provisions primarily include provisions arising from the electricity business, provisions for liabilities arising from the acquisition and disposal of companies and provisions for tax-related interest expenses.

(25) Liabilities

The following table provides details of liabilities as of the dates indicated:

Liabilities

€ in millions	December 31, 2003					December 31, 2002				
		Weighted average interest rate	With a remaining term of				Weighted average interest rate	With a remaining term of		
	Total	(in %)	up to 1 year	1 to 5 years	over 5 years	Total	(in %)	up to 1 year	1 to 5 years	over 5 years
Bonds (including Medium Term Note programs)	11,506	5.4	1,400	1,469	8,637	13,074	5.9	1,096	2,830	9,148
Commercial paper	2,168	2.5	2,168	-	-	1,903	3.0	1,903	-	-
Bank loans/liabilities to banks	4,917	3.9	1,283	1,633	2,001	6,552	4.1	2,080	2,547	1,925
Bills payable	71	3.6	-	3	68	144	4.3	43	101	-
Other financial liabilities	1,332	4.2	340	228	764	1,092	3.5	139	436	517
Financial liabilities to banks and third parties	**19,994**		**5,191**	**3,333**	**11,470**	**22,765**		**5,261**	**5,914**	**11,590**
Financial liabilities to affiliated companies	231	2.3	225	1	5	167	3.2	153	4	10
Liabilities to associated companies and other share investments	1,925	2.0	1,850	12	63	2,319	2.1	2,261	14	44
Financial liabilities to group companies	**2,156**		**2,075**	**13**	**68**	**2,486**		**2,414**	**18**	**54**
Financial liabilities	**22,150**		**7,266**	**3,346**	**11,538**	**25,251**		**7,675**	**5,932**	**11,644**
Accounts payable	3,778		3,768	10	-	3,620		3,607	13	-
Liabilities to affiliated companies	77		39	-	38	188		188	-	-
Liabilities to associated companies and other share investments	239		170	55	14	131		121	-	10
Capital expenditure grants	285		22	78	185	274		21	80	173
Construction grants from energy consumers	3,516		162	639	2,715	3,532		152	639	2,741
Advance payments	695		670	25	-	443		442	1	-
Other	5,523		4,021	125	1,377	5,998		4,393	180	1,425
thereof taxes	781		781			479		479		
thereof social security contributions	55		55			109		109		
Operating liabilities	**14,113**		**8,852**	**932**	**4,329**	**14,186**		**8,924**	**913**	**4,349**
Liabilities	**36,263**		**16,118**	**4,278**	**15,867**	**39,437**		**16,599**	**6,845**	**15,993**

In the Consolidated Balance Sheet, liabilities are reported net of the interest portion of non-interest-bearing and low-interest liabilities in the amount of €35,900 million (2002: €39,036 million). The interest portion amounts to €363 million (2002: €401 million).

Financial liabilities

The following is a description of the E.ON Group's significant credit arrangements and debt issuance programs. Outstanding amounts under credit lines and bank loans are disclosed in the table above as liabilities to banks. Issuances under a Medium Term Note Program ("MTN program") and issuances of commercial paper are disclosed in the corresponding line item.

These financing arrangements contain affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. In general, E.ON's most significant financial arrangements do not include financial covenants such as ratio compliance tests or a rating trigger, though a number do include restrictions on certain types of transactions and negative pledges, while others include material adverse change clauses relating to the relevant borrower. The following description of each of the Group's most significant individual financing arrangements includes disclosures of financial covenants or cross-default clauses contained in those arrangements that were in effect as of December 31, 2003. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2003 and 2002, and no cross-default clauses had been triggered as of such dates.

In addition, E.ON has over 200 additional financing arrangements that are not individually significant and that are summarized below grouped by segment and type of arrangement. These other arrangements also include affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. Certain of these arrangements also include financial covenants, including requirements to maintain certain ratios. Certain arrangements also include material adverse change clauses, as well as restrictions on certain types of transactions and negative pledges. A second-tier subsidiary did not comply with a financial ratio covenant relating to a €464 million loan as of December 31, 2003 and 2002. In anticipation of this, the borrower requested and the lender agreed to a waiver of this covenant in August 2002 for December 31, 2003 and 2002. The Company expects to comply with such financial ratio covenant for all required periods subsequent to December 31, 2003, and therefore continues to present the loan according to its original maturities. Except for this single case of non-compliance, E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2003 and 2002, and no cross-default clauses had been triggered as of such dates.

The failure of E.ON or the relevant borrower to comply with any of the identified covenants or the triggering of any cross-default clauses could result in:

- The repayment of the affected financing arrangement;
- The declaration that a liability becomes due and payable before its stated maturity;
- The triggering of cross defaults in other financing arrangements;
- E.ON's access to additional financing on favorable terms being severely curtailed or even eliminated.

E.ON AG

€20 billion Medium Term Note Program

Established in 1995, the Company's MTN program was increased to €20 billion in August 2002. This program allows E.ON AG and its wholly owned subsidiaries E.ON International Finance B.V., ("E.ON International Finance"), Rotterdam, The Netherlands, and E.ON UK Finance Ltd. (renamed E.ON UK Finance plc in March 2003, hereinafter "E.ON UK Finance"), London, U.K., under the unconditional guarantee of E.ON AG, to periodically issue debt instruments through syndicated and private placements to investors. On May 17, 2002, E.ON issued its first-ever multi-currency bond in euros and pounds sterling ("GBP") on the international bond markets. At year end 2003, the following bonds were outstanding:

- €4.25 billion issued by E.ON International Finance with a coupon of 5.75 percent and a maturity in May 2009;
- €0.9 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2017;
- GBP 500 million or €714 million issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2012;
- GBP 0.975 billion or €1.39 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in June 2032.

Neither the MTN program nor any of the bonds outstanding at year end 2003 or 2002 contain any financial covenants. The MTN program documentation as well as the bonds issued under the program both contain the same cross-default clause. A cross default would be triggered if any creditor is entitled to declare that any such indebtedness is payable before its stated maturity by reason of an event of default or if an issuer or the guarantor under the program fails to pay indebtedness for borrowed money or any amount payable under any guarantee in respect of such indebtedness (cross payment default). A cross default would only occur if the aggregate amount of such indebtedness exceeds €25 million.

€10 billion Commercial Paper Program

Established in 1994, E.ON AG's commercial paper program was increased to €10 billion in March 2003. This program allows E.ON AG and the wholly owned subsidiaries E.ON International Finance and E.ON UK Finance, under the unconditional guarantee of E.ON AG, to periodically issue commercial paper with maturities of up to 729 days to investors. Proceeds from these offerings may be used for general corporate purposes. The commercial paper program does not contain any financial covenants. A cross default would be triggered if any creditor is entitled to declare that any such indebtedness is payable before its stated maturity by reason of an event of default or if an issuer or the guarantor under the program fails to pay indebtedness for borrowed money or any amount payable under any guarantee in respect of such indebtedness (cross payment default). A cross default would only occur if the aggregate amount of such indebtedness exceeds €30 million. As of December 31, 2003, E.ON AG had issued approximately €2.0 billion (2002: €1.6 billion) in commercial paper, leaving approximately €8 billion available under the program.

€12.5 billion Syndicated Multi-Currency Revolving Credit Facility Agreement

E.ON AG and its subsidiaries Hibernia Industriewerte GmbH (renamed E.ON Finance GmbH in January 2004), Düsseldorf, Germany, E.ON International Finance and E.ON UK Finance (each under the unconditional guarantee of E.ON AG, all together "the borrowers") established a revolving credit facility on December 13, 2002, that initially permitted borrowings in various currencies in an aggregate amount of up to €15 billion. The facility is divided into Tranche A, a revolving credit facility initially in the amount of €10 billion, and Tranche B, a revolving credit facility in the amount of €5 billion. Tranche A had an initial maturity of 364 days but includes both an extension option and a term-out option of 364 days each. Amounts raised under Tranche A may be used for general corporate purposes (except for the repayment of commercial paper) and bear interest generally equal to EURIBOR or LIBOR for the respective currency plus a margin of 20 basis points. Tranche B has a maturity of 5 years, and amounts raised under it may be used for the refinancing of existing credit facilities and for liquidity back-up. Drawings under this tranche bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 25 basis points. In December 2003, the term for Tranche A was extended by 364 days by exercising the extension option, and the amount was reduced from €10 billion to €7.5 billion. The facility does not contain any financial covenants. A cross default would be triggered by the occurrence of an event of default on financial indebtedness of any of the borrowers. Additional cross defaults would be triggered by the declaration of financial indebtedness of any material subsidiary or any of the borrowers to be due and payable prior to its specified maturity pursuant to the occurrence of an event of default (cross acceleration default) and by non-payment of any financial indebtedness of any material subsidiary or any of the borrowers when due or after any applicable grace period (cross payment default). These cross defaults would only occur if the aggregate amount of all such financial indebtedness is more than €100 million (or its equivalent in any other currency or currencies). The material subsidiaries are E.ON Energie AG, Powergen UK plc, LG&E Energy Corp. and any other member of the Group whose total assets or revenues exceed 10 percent of the total assets or revenues of the E.ON Group. As of December 31, 2003, there were no borrowings outstanding under this facility (2002: €0 million).

Bilateral Credit Lines

At year end 2003, E.ON AG had committed short-term credit lines of approximately €180 million (2002: €480 million) with maturities of up to one year and variable interest rates of up to 25 basis points above EURIBOR. These credit lines may be used for general corporate purposes. In addition, E.ON AG had several uncommitted short-term credit lines. As of December 31, 2003, E.ON AG had €0 million (2002: €420 million) outstanding under these credit lines.

As of December 31, 2003, E.ON North America Inc. ("E.ON North America"), New York, U.S., a wholly owned subsidiary of E.ON AG, had an USD 100 million credit facility. This is an overdraft loan facility to be used for short-term overnight general corporate use. The rate charged on the daily loan balance is 8 basis points over the Federal Funds Rate. There was no outstanding balance under this line at year end 2003 and 2002.

None of these bilateral credit lines includes financial covenants, nor do they provide for cross defaults or a rating trigger.

E.ON Energie

Sydkraft Medium Term Note Program

A domestic MTN program was established by E.ON Energie's subsidiary Sydkraft in 1999 and was increased in 2003 to a maximum allowed outstanding amount of 13 billion Swedish kronar ("SEK"). The facility is renewed every year and allows for borrowings with a maturity of up to 15 years with various interest rate structures. The program does not include any financial covenants but does contain a cross-default clause which would be triggered by a default of Sydkraft or any of its subsidiaries on financial indebtedness in the amount of SEK 10 million or more. The outstanding amount as of December 31, 2003, was SEK 5,895 million or €649 million (2002: SEK 6,774 million or €740 million).

Sydkraft and Graninge Commercial Paper Programs

Established in 1990, Sydkraft's domestic commercial paper program was increased in 1999 to a maximum allowed outstanding amount of SEK 3 billion. Borrowings can be made for terms of up to 365 days. The outstanding amount as of December 31, 2003, was SEK 300 million or €33 million (2002: SEK 2,285 million or €249 million).

A euro commercial paper program was established by Sydkraft in 1990 with a maximum allowed outstanding amount of USD 200 million. Borrowings can be made for terms up to 365 days. There was no amount outstanding as of December 31, 2003 (2002: USD 34 million or €32 million).

Sydkraft's subsidiary Graninge has also established a SEK 3 billion domestic commercial paper program which allows for the issuance of commercial paper with maturities of up to 365 days. The outstanding amount as of December 31, 2003, was SEK 792 million or €87 million.

None of these commercial paper programs include any financial covenants or cross-default clauses.

Bank Loans, Credit Facilities

As of December 31, 2003, E.ON Energie and its subsidiaries had committed short-term credit lines of €1,053 million with maturities of up to one year and variable interest rates of up to 47.5 basis points above EURIBOR (2002: €778 million). These credit lines may be used for general corporate purposes. In particular, they serve as back-up facilities for letters of credit and bank guarantees. In addition, E.ON Energie had uncommitted short-term credit lines with various banks. Under the credit lines, €294 million were outstanding at year end 2003 (2002: €107 million).

Included in these credit facilities is a €210 million revolving credit facility that was established by Graninge in 1999 and matures in 2004. This facility allows Graninge to borrow for periods of one to six months at LIBOR for the respective period plus 36 basis points. Borrowings may be used for general corporate purposes. The facility contains financial covenants including a cap on financial indebtedness, maintenance of a minimum equity ratio, and a cross-default clause that would be triggered by a default of any member of the Graninge Group on an obligation of more than €5 million. As of December 31, 2003, borrowings of €110 million were outstanding under this facility.

Bank loans have been used by E.ON Energie and its subsidiaries mainly to finance specific projects or investment programs and include subsidized credit facilities from national and international financing institutions. Bank loans (including short-term credit lines) amount to €2,257 million (2002: €2,400 million).

Ruhrgas

€2.6 billion Syndicated Multi-Currency Revolving Credit Facility Agreement

In January 2002, Ruhrgas AG established a revolving credit facility that permitted borrowings in various currencies in an aggregate amount of up to €2.6 billion. The facility was divided into Tranche A with an amount of €2.0 billion and Tranche B with an amount of €0.6 billion. Tranche A had an initial maturity of two years. Tranche B had an initial maturity of 364 days but included a term-out option of one year. Drawings under this facility bore interest at variable rates equal to EURIBOR or LIBOR plus a margin of 32.5 to 37.5 basis points. Outstanding amounts were repaid and the facility was cancelled in April 2003 following the takeover by E.ON.

Long-Term Loans

In March 1999, Ruhrgas obtained four long-term bilateral loans with fixed interest in the aggregate amount of €280 million with maturities of 5 to 15 years from banks. The loans are repayable at maturity. The outstanding amount as of December 31, 2003, was €280 million. The interest rates for these loans vary between 3.75 and 5.068 percent (on average, about 4.76 percent).

In addition, in the period from 1997 to 2003, Ruhrgas' subsidiary Ferngas Nordbayern GmbH obtained long-term loans totaling €84 million. The loans each have a maturity of ten years with annual or quarterly repayments. The outstanding amount as of December 31, 2003, was €50 million. The interest rates for these loans vary between 4.25 and 5.98 percent (on average, about 5.06 percent).

None of the loans include financial covenants, however they do include cross-default clauses that are triggered by defaults of Ruhrgas on financial indebtedness exceeding €20 million or €30 million, depending on the individual loan.

Bilateral Credit Lines

The Ruhrgas Group had several uncommitted short-term credit lines. As of December 31, 2003, €9 million were outstanding under these credit lines.

Powergen

U.K. Operations

Bonds

As of December 31, 2003, Powergen Ltd. had a USD 1,050 million or €840 million Global U.S. Dollar Bond outstanding, which was issued by Powergen US Funding LLC ("Powergen US Funding"), Delaware, U.S. The bond has a coupon of 4.5 percent and matures in October 2004.

Furthermore, Powergen UK plc. ("Powergen UK"), London, U.K., had the following bonds in place as of December 31, 2003:

- GBP 250 million Sterling or €357 million bond issued by Powergen UK with a coupon of 8.5 percent maturing in July 2006.
- GBP 250 million Sterling or €357 million bond issued by Powergen UK with a coupon of 6.25 percent maturing in April 2024.
- €500 million Eurobond issued by Powergen UK with a coupon of 5.0 percent maturing in July 2009.
- USD 410 million or €328 million Yankee Bond issued by Powergen (East Midlands) Investments, London, U.K., with a coupon of 7.45 percent maturing in May 2007.

Each of these bonds includes covenants providing for a negative pledge and restrictions on sale and lease back transactions. Each also includes a cross-default clause that would be triggered by a non-payment of principal, premium or interest on any obligation of the issuer, Powergen or any of its subsidiaries, with the threshold amounts ranging from GBP 15 million to GBP 50 million.

U.S. Commercial Paper Program

Powergen US Funding (under the guarantee of Powergen) established a USD 3.0 billion U.S. commercial paper program in December 2000, allowing it to periodically issue commercial paper with maturities of up to 270 days to investors. Proceeds from the issues were used for acquisition finance as well as general corporate purposes. This program was terminated on July 7, 2003.

Euro Commercial Paper Program

Powergen UK established a euro commercial paper program with an authorized amount of up to USD 500 million or its equivalent in February 1994. Its proceeds were used for general corporate purposes. This program was terminated on July 7, 2003.

U.S. Operations

Bonds and Medium Term Note Programs

LG&E Capital Corp. ("LG&E Capital"), Louisville, Kentucky, U.S., has an MTN program under which it was authorized to issue initially up to USD 1.05 billion in bonds. Amounts repaid may not be reborrowed. As of December 31, 2003, the amount outstanding under the program was USD 450 million or €360 million (2002: USD 450 million or €432 million) leaving USD 400 million available for future issuance. The average interest rate for issues under this program for 2003 was 6.7 percent with maturities ranging from 2004 to 2008.

The LG&E Capital MTN program requires LG&E Energy to maintain ownership of at least 80 percent of LG&E Capital and 100 percent of Louisville Gas and Electric Company ("LG&E"), Louisville, Kentucky, U.S. The program also requires LG&E Capital to maintain tangible net worth of at least USD 25 million, and prohibits liens on the shares of LG&E and LG&E Capital. Additionally, the program limits the use of sale and leaseback transactions. Any default on debt of the subsidiaries of LG&E Capital in excess of USD 15 million or a default by LG&E or LG&E Energy in excess of USD 25 million causes a default of the MTN program.

In addition, as of December 31, 2003, bonds in the amount of USD 574 million or €459 million were outstanding at LG&E and bonds in the amount of USD 390 million or €312 million were outstanding at Kentucky Utilities Company ("Kentucky Utilities"), Louisville, Kentucky, U.S., with fixed interest rates as well as with variable interest rates. Fixed rate bonds range from 5.75 percent to 7.92 percent, the average interest rate on the variable rate bonds was less than 4 percent in 2003. On the LG&E bonds, maturities range from 2013 to 2033, and on the Kentucky Utilities bonds, maturities range from 2006 to 2032. The LG&E and Kentucky Utilities bonds are collateralised by a lien on substantially all of the assets of the respective companies.

Commercial Paper Programs

LG&E has authorized a USD 200 million commercial paper program which allows for the issuance of commercial paper with maturities of up to 270 days. There was no amount outstanding as of December 31, 2003 (2002: €0 million).

LG&E Capital has authorized a USD 600 million commercial paper program which allows for the issuance of commercial paper with maturities of up to 270 days that had no outstanding balance as of December 31, 2003 (2002: €0 million).

Both commercial paper programs do not contain any financial covenants or cross-default clauses.

Bilateral Credit Lines, Bank Loans

LG&E has five revolving lines of credit with banks totaling USD 185 million or €148 million. These credit facilities expire in June 2004, and there was no outstanding balance under any of these facilities at December 31, 2003.

These revolving lines of credit include financial covenants, in particular that LG&E's debt/total capitalization ratio must be less than 70 percent and that E.ON AG must own at least two thirds of voting stock of LG&E directly or indirectly. Furthermore, the corporate credit rating of LG&E must be at or above BBB- and Baa3 and LG&E may not dispose of assets aggregating more than 15 percent of total assets. Each of the credit lines contains a cross-default provision that causes the LG&E bilateral line of credit to be in default if LG&E is in default on other debt in excess of USD 25 million.

In addition to the above, at year end 2003, LG&E Capital had short-term and long-term loans totalling USD 35 million or €28 million (2002: USD 39 million or €37 million).

Viterra

Bilateral Credit Lines

At year end 2003, Viterra had committed short-term credit lines from various domestic and international banks of approximately €471 million (2002: €403 million) with maturities of up to one year. These credit lines may be used for general corporate purposes (such as bank guarantees). As of December 31, 2003, there were €149 million outstanding (2002: €225 million).

Long-Term Loans

At year end 2003, Viterra AG and its subsidiaries had numerous long-term loans from banks and other creditors totalling €2,480 million (2002: €2,552 million) with maturities of up to 10 years. As of December 31, 2003, a nominal amount of €1,662 million of all loans from banks and other creditors was collateralized by mortgages on real estate and an equivalent amount of €464 million was collateralized by a pledge of company shares. In order to collateralize certain loans totalling €154 million, it was undertaken to pledge shares in the company by June 30, 2004. The interest rates on these financial liabilities vary between 0 and 10 percent (on average, about 4 percent).

As of December 31, 2003, E.ON's financial liabilities had the following maturities:

Financial Liabilities to Banks and Third Parties by Maturities

€ in millions	Repayment 2004	Repayment 2005	Repayment 2006	Repayment 2007	Repayment 2008	Repayment after 2008	Total
Bonds (including MTN programs)	1,400	137	761	424	147	8,637	11,506
Commercial paper	2,168	-	-	-	-	-	2,168
Bank loans/liabilities due to banks	1,283	365	621	422	225	2,001	4,917
Bills payable	-	-	-	3	-	68	71
Other financial liabilities	340	43	90	41	54	764	1,332
Financial liabilities to banks and third parties	**5,191**	**545**	**1,472**	**890**	**426**	**11,470**	**19,994**
Used credit lines	459	-	-	-	-	-	459
Unused credit lines	9,422	-	-	5,000	-	-	14,422
Used and unused credit lines	**9,881**	**-**	**-**	**5,000**	**-**	**-**	**14,881**

The following table shows the effective interest rates for the Company's financial liabilities:

Financial Liabilities to Banks and Third Parties by effective interest rate

	December 31, 2003					
€ in millions	0-3%	3.1-7%	7.1-10%	10.1-14%	more than 14%	Total
Bonds (including MTN programs)	616	9,944	946	-	-	11,506
Commercial paper	2,048	120	-	-	-	2,168
Bank loans/liabilities due to banks	1,567	3,134	182	31	3	4,917
Bills payable	3	68	-	-	-	71
Other financial liabilities	363	943	14	12	-	1,332
Financial liabilities to banks and third parties	**4,597**	**14,209**	**1,142**	**43**	**3**	**19,994**

The following table provides details of the Company's liabilities due to banks as of the dates indicated:

Bank Loans

	December 31	
€ in millions	2003	2002
Bank loans collateralized by mortgages on real estate	1,678	1,676
Other collateralized bank loans	574	1,150
Uncollateralized bank loans, drawings on credit lines, short-term loans	2,665	3,726
Total	**4,917**	**6,552**

Collateralized liabilities to banks totaled €2,252 million as of December 31, 2003 (2002: €2,826 million), including €495 million (2002: €517 million) that are non-interest-bearing or bear interest rates below market rates.

Bank loans that bear interest below market rates have been granted mainly to the Viterra segment for financing residential rental real estate. In return, rents below the prevailing market rates are offered to the lender. Due to these conditions, such loans appear at present value on the balance sheet. The difference resulting from discounting is reported under deferred income and released in subsequent years as rental income. The interest on the liabilities results in increased interest expense.

Financial liabilities include non-interest-bearing and low-interest liabilities in the amount of €1,052 million in 2003 (2002: €696 million).

Operating liabilities

Operating liabilities in the amount of €14,049 million (2002: €14,186 million) are non-interest-bearing.

Capital expenditure grants of €285 million (2002: €274 million) are paid primarily by customers in the core energy business for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income over the period of the depreciable lives of the related assets.

Construction grants of €3,516 million (2002: €3,532 million) are paid by customers of the core energy business for costs of connections according to the generally binding linkup terms. The grants are generally non-refundable and are recognized as revenue according to the useful lives of the related assets.

Other operating liabilities primarily include the negative fair values of derivative financial instruments of €1,791 million (2002: €1,982 million), E.ON Benelux's cross-border leasing transactions for power plants amounting to €1,020 million (2002: €1,235 million) and accrued interest payable of €616 million (2002: €613 million).

(26) Contingencies and Commitments

E.ON is subject to contingencies and commitments involving a variety of matters, including different types of guarantees, litigation and claims (as discussed in Note 27), long-term contractual and legal obligations and other commitments.

Financial Guarantees

Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments based on the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability, or the equity of the guaranteed party.

The Company's financial guarantees include nuclear-energy-related items. Obligations also comprise direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments could total up to €525 million (2002: €866 million). €310 million of this amount involves guarantees issued on behalf of related parties (2002: €573 million). Indirect guarantees primarily include obligations in connection with cross-border leasing transactions and obligations to provide financial support to primarily related parties. Indirect guarantees have terms up to 2023. Maximum potential undiscounted future payments could total up to €663 million (2002: €753 million). €353 million of this amount involves guarantees issued on behalf of related parties (2002: €218 million). The Company has recorded provisions of €95 million (2002: €50 million) as of year end 2003 with respect to financial guarantees.

Pursuant to the amendments of the Atomgesetz ("AtG") and the amendments to the Regulation regarding the Provision for Coverage of the AtG ("Atomrechtliche Deckungsvorsorge-Verordnung" or "AtDeckV") on April 27, 2002, German nuclear power plant operators are required to provide nuclear accident liability coverage of up to €2.5 billion per incident.

Beginning January 2003, a standardized insurance facility for an amount of €255.6 million was set up. The coverage provided through the institution Nuklear Haftpflicht Gesellschaft bürgerlichen Rechts ("Nuklear Haftpflicht GbR") now only covers costs between €0.5 million and €15 million for claims related to officially ordered evacuation measures. Group companies have agreed to place their subsidiaries operating nuclear power plants in a position to maintain a level of liquidity that will enable them at all times to meet their obligations as members of the Nuklear Haftpflicht GbR, in proportion to their shareholdings in nuclear power plants.

To provide liability coverage for the additional €2,244.4 million per incident required by the above-mentioned amendments, E.ON Energie and the other parent companies of German nuclear power plant operators reached a Solidarity Agreement ("Solidarvereinbarung") on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power plant operator liable for the damages to receive—after the operator's own resources and those of its parent company are exhausted—financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie's share of the liability coverage is 43 percent (2002: 40.6 percent) and an additional 5.0 percent charge for the administrative costs of processing damage claims.

In accordance with Swedish law, Sydkraft has issued guarantees to governmental authorities. The guarantees were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed accumulated funds. In addition, Sydkraft is also responsible for any additional costs related to the disposal of low-level radioactive waste if actual waste management costs exceed the advance payments Sydkraft has made in the past to a joint venture owned by Swedish nuclear power plant operators.

Neither Powergen nor LG&E Energy operate nuclear power plants; they therefore do not have comparable contingent liabilities.

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded throughout the Group include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed. Maximum potential undiscounted future payments could total up to €5,693 million (2002: €5,663 million). These typically relate to customary representations and warranties, environmental damages and taxes. In some cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €103 million (2002: €287 million) at year end 2003 with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities ("Freistellungen").

Other Guarantees

Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments of €36 million; 2002: €36 million) with an effective period through 2020 and warranties and market value guarantees (maximum potential undiscounted future payments of €69 million). Other guarantees also include product warranties (€30 million included in provisions as of December 31, 2003, following the change in the scope of consolidation). The changes compared to the provisions of €72 million as of December 31, 2002, are the combined result of €9 million from the utilization of provisions, €2 million from the reversal of provisions and €13 million from additions in 2003.

Long-Term Obligations

As of December 31, 2003, the principal long-term contractual obligations in place relate to the purchase of fossil fuels such as gas, lignite and hard coal.

Gas is usually procured on the basis of long-term purchase contracts with large international producers of natural gas. Such contracts are generally of a "take-or-pay" nature. The prices paid for natural gas are normally tied to the prices of competing energy sources, as dictated by market conditions. The conditions of these long-term contracts are reviewed at certain specific intervals (usually every 3 years) as part of contract negotiations and may thus change accordingly. In the absence of an agreement on a pricing review, a neutral board of arbitration makes a final binding decision. Financial obligations arising from these contacts are calculated based on the same principles that govern internal budgeting. Furthermore, the take-or-pay conditions in the individual contracts are also used to perform the calculations.

The contractual obligations in place for the purchase of electricity are especially with jointly operated power plants. The purchase price of electricity from jointly operated power plants is determined by the supplier's production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital.

Long-term contractual obligations have also been entered into by E.ON Energie in connection with the reprocessing and storage of spent fuel elements. Respective prices are based on prevailing market conditions.

Other financial obligations amount to €4,538 million. They consist primarily of obligations for cash offers and potential obligations arising from the acquisition of shares.

Obligations for cash offers to minority shareholders relate to E.ON Bayern and CONTIGAS as well as commitments arising from squeeze-out transactions at E.ON Bayern and Thüga. In October 2001, E.ON Energie also entered into a put option agreement that allows the minority shareholder to exercise its right to sell its remaining stake in Sydkraft to E.ON Energie for approximately €2 billion. In 2003, the term of this option was extended to 2007. Furthermore, E.ON Energie has entered into put option agreements related to various acquisitions that allow other shareholders to exercise rights to sell their remaining stakes for an aggregate total of approximately €1.2 billion.

Viterra has entered into a non-cancelable option agreement with the other shareholders of Deutschbau. This agreement conditionally requires Viterra to purchase part or all of the interests of those shareholders for €409 million subject to certain adjustments. A further agreement includes a call option for Viterra based on different conditions. Neither option can be exercised until on or after September 30, 2007.

Expected payments arising from long-term obligations total €108,593 million and are as follows:

Long-Term Obligations

€ in millions	Total	Up to 1 year	1-3 years	3-5 years	After 5 years
Natural gas	94,290	1,700	18,899	17,606	56,085
Oil	-	-	-	-	-
Coal	1,319	565	497	171	86
Lignite and other fossil fuels	244	36	74	77	57
Total fossil fuel purchase obligations	**95,853**	**2,301**	**19,470**	**17,854**	**56,228**
Electricity purchase obligations	5,001	1,354	926	681	2,040
Other purchase obligations	746	57	151	275	263
Total long-term purchase commitments/obligations	**101,600**	**3,712**	**20,547**	**18,810**	**58,531**
Major repairs	4	4	-	-	-
Environmental protection measures	48	6	1	1	40
Other/capital expenditure commitments	2,103	2,072	22	6	3
Total other purchase commitments/obligations	**2,155**	**2,082**	**23**	**7**	**43**
Other financial obligations	**4,538**	**633**	**161**	**3,636**	**108**
Loan commitments	**300**	**63**	**194**	**-**	**43**
Total	**108,593**	**6,490**	**20,925**	**22,453**	**58,725**

Rental, Tenancy and Lease Agreements

Nominal values of other commitments arising from rental, tenancy and leasing agreements are due as follows:

Rental, Tenancy and Lease Agreements

€ in millions	
2004	146
2005	129
2006	123
2007	117
2008	111
Thereafter	820
Total	**1,446**

Expenses arising from such contracts reflected in the Consolidated Statements of Income amounted to €100 million in 2003 (2002: €132 million).

(27) Litigation and Claims

Various legal actions, including lawsuits for product liability or for alleged price-fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. These include two lawsuits pending in the U.S. against subsidiaries of Ruhrgas Industries GmbH. Since litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, any potential obligations arising from these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims ("Spruchstellenverfahren"). The claims contest the adequacy of share exchange ratios or cash settlements paid to former shareholders of the acquired companies. The claims impact the E.ON Energie segment and the former Distribution/Logistics segment, as well as the VEBA-VIAG merger. Because the share exchange ratios and settlements were determined by outside experts and reviewed by other auditing firms, E.ON believes that the exchange ratios and settlements are correct.

(28) Supplemental Disclosure of Cash Flow Information

The following table indicates supplemental disclosures of cash flow information:

Supplemental Disclosure of Cash Flow Information		
€ in millions	2003	2002
Cash paid during the year for		
Interest, net of amounts capitalized	1,197	917
Income taxes, net of refunds	1,064	1,170
Non-cash investing and financing activities		
Increase of stake in E.ON Bayern AG through issuance of E.ON AG shares to minority shareholders	153	-
Exchange and contribution of assets as part of acquisitions	-	167

The deconsolidation of shareholdings and operations resulting from divestments led to reductions of €13,153 million (2002: €20,900 million) related to assets and €11,306 million (2002: €14,535 million) related to provisions and liabilities. Liquid funds divested herewith amounted to €214 million (2002: €1,373 million).

Cash provided by operating activities increased considerably by €1,924 million from €3,614 million in 2002 to €5,538 million in 2003, reflecting the Company's focus on its core energy business.

In spite of the elimination of cash flows with the deconsolidation of Degussa and interest paid for the financing of acquisitions in 2003, cash provided by operating activities increased significantly, largely due to operating improvements and the effects of the consolidation of new companies at E.ON Energie, as well as the inclusion of Ruhrgas and Powergen. The prior-year cash provided by operating activities was also reduced by special items, particularly tax payments (including interest portions) for prior years.

E.ON's most significant investments in financial assets in 2003 relate to the acquisition of the outstanding shares of Ruhrgas and the increase of its stakes in Graninge and JCE/JME. The significant investments made in the prior year were primarily attributable to the acquisition of Powergen, the retail business of TXU and Ruhrgas shares. The investments in 2003 were principally financed by proceeds from the sale of Degussa, Viterra Energy Services, Gelsenwasser and Bouygues Telecom.

Payments for acquisitions of subsidiaries amounted to €5,531 million (2002: €12,758 million, not including €5,679 million for unconsolidated Ruhrgas shares). Liquid funds acquired herewith amounted to €352 million (2002: €819 million). These purchases resulted in assets amounting to €21,321 million (2002: €31,018 million) and in provisions and liabilities totaling €9,806 million (2002: €18,260 million).

(29) Derivative Financial Instruments and Hedging Transactions

Strategy and Objectives

During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings, equity, and cash flows from period to period. The Company makes use of derivative instruments in various strategies to eliminate or limit these risks.

The Company's policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. Some companies in the E.ON Energie and Powergen segments also engage in the proprietary trading of energy contracts within the risk management guidelines described below.

E.ON AG has enacted general risk management guidelines for the use of derivative interest and foreign currency instruments that constitute a comprehensive framework for the Company. Each reporting unit has also adopted industry-specific risk management guidelines for commodities to manage the appropriate risks arising from their respective activities. The reporting units' guidelines operate within the general risk management framework of E.ON AG. As part of the Company's framework for interest rate and foreign currency risk management, an enterprise-wide reporting system is used to monitor each reporting unit's exposures to these risks and their long-term and short-term financing needs. The creditworthiness of these counterparties is monitored on a regular basis.

Energy trading activities are subject to the reporting unit's risk management guidelines. The reporting units involved in such activities enter into energy trading contracts for price risk management, system optimization, load balancing and margin improvement. Proprietary trading is only allowed within strict limits, which are established and monitored by a board independent from the trading operations. Limits used mainly include Profit at Risk and Value at Risk figures, as well as volume, credit and book limits. Additional key elements of the risk management are the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting independent from the trading operations.

Hedge Accounting in accordance with SFAS 133 is used primarily for interest rate derivatives regarding hedges of long-term debts, for foreign currency derivatives regarding hedges of investments in foreign operations ("Hedge of a net investment in a foreign operation") and long-term debts in foreign currency. For commodities, potentially volatile future cash flows from planned purchases and sales of electricity, as well as from gas supply, are hedged.

Fair Value Hedges

The Company generally seeks to maintain a desired level of floating-rate assets and debt. To this end, the Company uses interest rate and cross-currency interest rate swaps to manage interest rate and foreign currency risk arising from long-term loans and debt obligations denominated in euro and foreign currencies (principally USD and SEK). Gains and losses on these hedges are classified as other income or other expense. The ineffective portion of fair value hedges as of December 31, 2003, resulted in a gain of €2 million (2002: €1 million).

Cash Flow Hedges

Interest rate and cross-currency interest rate swaps are concluded to hedge the interest rate and currency risks arising from floating-rate debt issued by the Company and its reporting units. By using these swaps, the Company pursues its strategy to hedge payments in foreign currency and in euro against interest-bearing long-term loans and debt obligations in the functional currency of the respective E.ON company by using cash flow hedge accounting. To reduce cash flow fluctuations arising from electricity and gas transactions effected at variable spot prices, futures and forward contracts are concluded and accounted for using cash flow hedge accounting.

As of December 31, 2003, the hedged transactions in place included foreign currency cash flow hedges with maturities up to 13 years (2002: 4 years) and up to 29 years (2002: 18 years) for interest rate cash flow hedges. Planned commodity cash flow hedges have maturities of up to 4 years (2002: up to 2 years).

The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2003, was a loss of €0 million (2002: €0 million). For the year ended December 31, 2003, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a loss of €154 million (2002: €10 million loss), of which €1 million was due to the absence of forecasted cash flows. The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a loss of €23 million. Gains and losses are classified as other operating income or other operating expense.

Net Investment Hedges

The Company uses foreign currency loans, forwards and currency swaps to protect the value of its net investments in its foreign operations denominated in foreign currencies. For the year ended December 31, 2003, the Company recorded an amount of €856 million (2002: €238 million) in accumulated other comprehensive income within stockholders' equity due to changes in fair value of derivative and foreign currency transaction results of nonderivative hedging instruments.

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in underlying market rates and other relevant variables. The Company monitors the fair value of derivative instruments on a periodic basis. Fair values for each derivative financial instrument are determined as being equal to the price at which one party would assume the rights and duties of another party, and calculated using common market valuation methods with reference to available market data as of the balance-sheet date.

The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments in the Consolidated Financial Statements.

- Currency, electricity, gas, oil and coal forward contracts, as well as swaps, are valued separately at future rates or market prices as of the balance-sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets.
- Market prices for currency, electricity and gas options are valued using standard option pricing models commonly used in the market. The fair values of caps, floors, and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.
- The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate, cross-currency and cross-currency interest rate swaps for each individual transaction as of the balance-sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual.
- Equity swaps are valued on the basis of the stock prices of the underlying equities, taking into consideration any financing components.
- Exchange-traded energy future and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively, and are accounted for with an impact on earnings at settlement or realization.
- Certain long-term energy trading contracts are valued by the use of valuation models that include average probabilities and take into account individual contract details and variables.

Total Volume of Foreign Currency, Interest Rate and Equity-Based Derivatives

		Total volume of derivative financial instruments			
€ in millions		December 31, 2003		December 31, 2002	
Remaining maturities		Nominal value	Fair value	Nominal value	Fair value
FX forward transactions					
Buy		2,149.5	-142.5	4,486.9	-199.4
Sell		4,789.8	174.6	8,605.8	317.5
FX currency options					
Buy		425.4	14.6	313.2	-20.8
Sell		17.5	-	-	-
Subtotal		**7,382.2**	**46.7**	**13,405.9**	**97.3**
Cross-currency swaps					
	up to 1 year	376.1	-25.1	162.8	18.4
	1 year to 5 years	3,464.8	251.1	2,885.2	75.8
	more than 5 years	7,304.6	188.9	5,810.9	21.3
Cross-currency interest rate swaps					
	up to 1 year	51.1	-0.7	51.1	-0.7
	1 year to 5 years	227.3	17.4	278.4	21.4
	more than 5 years	297.4	-3.2	-	-
Subtotal		**11,721.3**	**428.4**	**9,188.4**	**136.2**
Interest rate swaps					
Fixed-rate payer					
	up to 1 year	315.1	-2.6	545.9	-12.6
	1 year to 5 years	1,567.5	-49.8	2,378.6	-85.2
	more than 5 years	1,283.9	-64.4	1,173.8	-46.4
Fixed-rate receiver					
	up to 1 year	47.6	0.4	559.1	7.5
	1 year to 5 years	99.7	8.9	1,184.6	56.1
	more than 5 years	1,450.1	83.7	1,368.9	78.1
Subtotal		**4,763.9**	**-23.8**	**7,210.9**	**-2.5**
Interest rate options					
Buy	up to 1 year	-	-	-	-
	1 year to 5 years	220.3	0.1	218.4	0.2
	more than 5 years	-	-	-	-
Sell	up to 1 year	-	-	-	-
	1 year to 5 years	220.3	-4.0	218.4	-3.0
	more than 5 years	-	-	-	-
Subtotal		**440.6**	**-3.9**	**436.8**	**-2.8**
Equity swaps		76.5	158.3	-	-
Subtotal		**76.5**	**158.3**	**-**	**-**
Total		**24,384.5**	**605.7**	**30,242.0**	**228.2**

The above table includes both derivatives that qualify for SFAS 133 hedge accounting treatment and those that do not qualify.

Total Volume of Electricity, Gas, Coal and Oil Related Financial Derivatives

€ in millions Remaining maturities	December 31, 2003 Nominal value	December 31, 2003 Fair value	thereof Trading December 31, 2003 Nominal value	thereof Trading December 31, 2003 Fair value	December 31, 2002 Nominal value	December 31, 2002 Fair value
Electricity forwards						
up to 1 year	7,427.9	-1.1	6,666.4	-59.9	8,796.1	-159.1
1 year to 3 years	2,345.3	-51.4	1,956.9	-27.8	2,044.8	-37.3
4 years to 5 years	153.8	-7.0	64.0	-	46.0	0.5
more than 5 years	15.4	-0.4	-	-	16.0	0.1
Subtotal	**9,942.4**	**-59.9**	**8,687.3**	**-87.7**	**10,902.9**	**-195.8**
Electricity swaps						
up to 1 year	28.4	1.6	10.9	-0.2	24.0	-24.2
1 year to 3 years	21.4	3.5	9.5	-0.5	17.8	-2.4
4 years to 5 years	10.0	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**59.8**	**5.1**	**20.4**	**-0.7**	**41.8**	**-26.6**
Electricity options						
up to 1 year	49.3	0.2	49.3	0.2	242.4	2.3
1 year to 3 years	-	-	-	-	239.6	-0.1
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**49.3**	**0.2**	**49.3**	**0.2**	**482.0**	**2.2**
Exchange traded electricity forwards						
up to 1 year	794.0	-83.5	742.1	25.3	2,760.4	-212.3
1 year to 3 years	858.1	-42.5	358.8	33.4	940.3	-54.2
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**1,652.1**	**-126.0**	**1,100.9**	**58.7**	**3,700.7**	**-266.5**
Exchange traded electricity options						
up to 1 year	101.5	-1.5	101.5	-1.5	111.1	-2.7
1 year to 3 years	6.2	-4.4	-	-	313.0	-6.2
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**107.7**	**-5.9**	**101.5**	**-1.5**	**424.1**	**-8.9**
Coal forwards and swaps						
up to 1 year	269.2	3.4	235.4	0.1	37.9	3.6
1 year to 3 years	129.2	13.9	86.4	0.2	38.7	0.6
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**398.4**	**17.3**	**321.8**	**0.3**	**76.6**	**4.2**
Carryover	**12,209.7**	**-169.2**	**10,281.2**	**-30.7**	**15,628.1**	**-491.4**

Total Volume of Electricity, Gas, Coal and Oil Related Financial Derivatives

€ in millions Remaining maturities	December 31, 2003 Nominal value	Fair value	thereof Trading December 31, 2003 Nominal value	Fair value	December 31, 2002 Nominal value	Fair value
Carryover	**12,209.7**	**-169.2**	**10,281.2**	**-30.7**	**15,628.1**	**-491.4**
Oil derivatives						
up to 1 year	336.2	9.6	-	-	167.2	9.5
1 year to 3 years	91.8	4.3	-	-	51.2	0.4
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**428.0**	**13.9**	**-**	**-**	**218.4**	**9.9**
Gas forwards						
up to 1 year	2,714.5	102.1	1,462.8	-3.8	3,290.4	1.9
1 year to 3 years	832.8	71.3	110.9	0.2	1,047.9	-4.1
4 years to 5 years	389.6	31.2	-	-	42.3	0.2
more than 5 years	453.4	58.9	-	-	-	-
Subtotal	**4,390.3**	**263.5**	**1,573.7**	**-3.6**	**4,380.6**	**-2.0**
Gas swaps						
up to 1 year	261.6	1.1	184.9	-	146.4	7.2
1 year to 3 years	28.1	2.3	-	-	52.5	-4.1
4 years to 5 years	-	-	-	-	26.1	-2.3
more than 5 years	-	-	-	-	18.4	-1.2
Subtotal	**289.7**	**3.4**	**184.9**	**-**	**243.4**	**-0.4**
Gas options						
up to 1 year	419.3	-10.6	-	-	31.7	2.9
1 year to 3 years	502.1	-4.7	-	-	-	-
4 years to 5 years	56.4	5.7	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**977.8**	**-9.6**	**-**	**-**	**31.7**	**2.9**
Total	**18,295.5**	**102.0**	**12,039.8**	**-34.3**	**20,502.2**	**-481.0**

Counterparty Risk from the Use of Derivative Financial Instruments

The Company is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company's credit risk will equal the contracts positive market value of a derivative. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, the Company enters into transactions with high-quality counterparties that include financial institutions, commodities exchanges, energy distributors and broker-dealers that satisfy the Company's established credit approval criteria.

The credit-risk management policy that has been established throughout the Group entails the systematic monitoring of the creditworthiness of counterparties and a regular assessment of credit risk. The credit ratings of all derivative counterparties are reviewed using the Company's established credit approval criteria. The reporting units involved in electricity, gas, coal and oil related derivatives also perform thorough credit checks on their counterparties and monitor creditworthiness on a regular basis. In exceptional cases, collateral is required. Derivative transactions are generally executed on the basis of standard agreements that allow for the netting of all outstanding transactions with individual contracting partners. Exchange-traded electricity forward and option contracts with a nominal value of €1,760 million as of December 31, 2003, bear no counterparty risk.

In summary, as of December 31, 2003, the Company's derivative financial instruments had the following credit structure and lifetime. The netting of outstanding transactions with positive and negative market values is not shown in the table below, even though the greater part of the transactions were completed on the basis of contracts that do allow netting. The counterparty risk is the sum of the positive fair values.

Rating of Counterparties

Standard & Poor's and/ or Moody's	December 31, 2003							
	Total		Up to 1 year		1 to 5 years		More than 5 years	
€ in millions	Nominal value	Counter-party risk	Nominal value	Counter-party risk	Nominal value	Counter-party risk	Nominal value	Counter-party risk
AAA and Aaa through AA- and Aa3	17,644.3	1,043.7	4,920.9	209.1	5,036.6	294.8	7,686.8	539.8
AA- and A1 or A+ and Aa3 through A- and A3	12,881.5	476.2	7,541.7	328.4	4,106.0	128.1	1,233.8	19.7
A- and Baa1 or BBB+ and A3 through BBB- or Baa3	3,205.2	299.2	1,757.2	41.0	1,125.6	234.3	322.4	23.9
BBB- and Ba1 or BB+ and Baa3 through BB- and Ba3	474.4	27.5	412.4	24.2	62.0	3.3	-	-
Other[1]	6,714.8	467.2	3,947.8	298.0	1,337.4	84.8	1,429.6	84.4
Total	**40,920.2**	**2,313.8**	**18,580.0**	**900.7**	**11,667.6**	**745.3**	**10,672.6**	**667.8**

[1]This position includes mainly contract partners for whom E.ON has received collaterals from counterparties with ratings of the above mentioned categories or with an equivalent internal rating.

(30) Non-Derivative Financial Instruments

The Company estimates the fair value of its non-derivative financial instruments using available market information and appropriate valuation methodologies. The interpretation of market data to generate estimates of fair value requires considerable judgment. Accordingly, the estimates are not necessarily indicative of the amounts the Company would realize for its non-derivative financial instruments under current market conditions.

The estimated fair value of non-derivative financial instruments at December 31, 2003 and 2002, is summarized as follows:

Non-Derivative Financial Instruments

	December 31, 2003		December 31, 2002	
€ in millions	Book value	Fair value	Book value	Fair value
Assets				
Loans	1,785	1,787	2,048	2,052
Securities	7,969	7,969	8,587	8,587
Financial receivables and other financial assets	2,192	2,192	1,847	1,847
Liquid funds	3,807	3,807	1,317	1,317
Total	**15,753**	**15,755**	**13,799**	**13,803**
Liabilities				
Financial liabilities	21,787	22,498	24,850	25,352

The Company used the following methods and assumptions to estimate the fair value of each class of financial instruments whose value it is practicable to estimate:

The carrying amount of cash and cash equivalents is a reasonable estimate of their fair value. The Company calculates the fair value of loans and other financial instruments by discounting the future cash flows by the current interest rate for comparable instruments. The fair value of funds and marketable securities is based on their quoted market prices or other appropriate valuation techniques.

Fair values for financial liabilities are estimated by discounting expected cash flows, using market interest rates currently available for debt with similar terms and remaining maturities. The carrying amount of commercial paper and borrowings under revolving credit facilities is assumed to approximate fair value due to the short maturities of these instruments.

The Company believes that the overall credit risk related to its non-derivative financial instruments is insignificant. The counterparties with whom agreements on non-derivative financial instruments are entered into are also subjected to regular credit checks as part of the Group's credit risk management policy. There is also regular reporting on counterparty risks in the E.ON Group.

(31) Transactions with Related Parties

E.ON exchanges goods and services with a large number of companies as part of its continuing operations. Some of these companies are related companies accounted for under the equity method or reported at cost. Transactions with related parties are summarized as follows:

Related Party Transactions

€ in millions	2003	2002
Income	4,736	1,622
Expenses	2,402	1,623
Receivables	1,999	1,504
Liabilities	2,353	2,189

Income from transactions with related companies is generated mainly through the delivery of gas and electricity to distributors and municipal entities, especially municipal utilities. The relationships with these entities do not generally differ from those that exist with municipal entities in which E.ON does not have an interest. The significant increase compared to the prior year is due to the full consolidation of Ruhrgas.

Expenses from transactions with related companies are generated mainly through the procurement of gas, coal and electricity. The fact that this procurement has increased to such a large extent is also due to the full consolidation of Ruhrgas.

Accounts receivable from related companies consist mainly of trade receivables and of a subordinated loan to ONE GmbH ("ONE"), Vienna, Austria, (formerly: Connect Austria Gesellschaft für Telekommunikation Ges.m.b.H., Vienna, Austria) in the amount of €474 million (2002: €457 million). Interest income recognized on this loan amounted to €16 million in 2003 (2002: €20 million). In addition to the amounts lent, E.ON has issued a guarantee to a bank consortium to provide certain financial support in the event that ONE is or may become unable to comply with specified debt covenants. The total maximum obligation of E.ON under this agreement is €194 million, as it was in 2002.

Liabilities of E.ON payable to related companies consist mainly of trade payables related to operators of jointly-owned nuclear power plants, and amount to €1,595 million (2002: €1,696 million). These payables consist mainly of loans with annual interest rates of between 1 and 1.95 percent (2002: between 1 and 1.95 percent) and have no fixed maturity. The Company purchases electricity from these power plants under a cost-plus-fee agreement. The settlement of such liabilities mainly occurs through clearing accounts.

Please see Note 4 for information on the sale of 18.1 percent of the shares of Degussa to RAG.

(32) Segment Information

The reportable segments are presented in line with the Company's internal organizational and reporting structure based on products and services. E.ON's businesses are Energy, Viterra and Degussa. The Company's core energy business consists of the segments E.ON Energie, Ruhrgas and Powergen. The segment Other/consolidation is also included in the core energy business. It also contains the results of central Group financing, minority interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level.

Reportable Segments in 2003

- E.ON Energie operates E.ON's integrated electricity business and the downstream gas business in continental Europe including Sweden and Finland.
- Following E.ON's acquisition of a 100 percent interest, Ruhrgas became a fully consolidated E.ON company effective February 1, 2003. The segment focuses on the upstream and midstream gas business in Europe. Additionally, Ruhrgas holds a number of mostly minority shareholdings in the downstream gas business.
- Powergen was fully consolidated as of July 1, 2002. Powergen's subsidiaries Powergen UK and LG&E Energy, operate E.ON's integrated energy businesses in the United Kingdom and the U.S., respectively.
- Viterra focuses on the business of residential real estate and on the start-up business of real estate development.
- On January 31, 2003, E.ON sold a roughly 18 percent stake in Degussa, a specialty chemicals company as part of the focus on E.ON's core energy business. Effective February 1, 2003, Degussa is accounted for under the equity method in line with the 46.5 percent shareholding.

Discontinued Operations

In accordance with SFAS 144, E.ON reports as a discontinued operation an operating segment or significant component of an entity that has either been disposed of or is classified as intended for sale. This especially applies to E.ON Energie's interest in Gelsenwasser, which was disposed of as required by the ministerial approval of the Ruhrgas acquisition. In addition, Powergen and Viterra also disposed of certain operations. Please see Note 4 for further information on these changes to the reporting structure.

Consolidated sales, earnings and investment figures for 2003 and 2002 have been adjusted for the effects of discontinued operations.

The following table demonstrates the adjustment of the previous year's reconciliation of internal operating profit to income from continuing operations before income taxes and minority interests, which was made to take into account the effects of discontinued operations:

Income/(Loss) from Continuing Operations

€ in millions	Published in the 2002 reporting period	Discontinued operations	Adjusted figures for the 2002 reporting period
E.ON Energie	2,855	-73	2,782
Ruhrgas	-	-	-
Powergen	329	-	329
Other/consolidation	-152	-	-152
Core energy business	**3,032**	**-73**	**2,959**
Viterra	203	-	203
Degussa	655	-	655
Other activities	**858**	**-**	**858**
Internal operating profit	**3,890**	**-73**	**3,817**
Net book gains	1,078	-7	1,071
Cost-management and restructuring expenses	-331	-	-331
Other non-operating earnings	-5,341	25	-5,316
Income/(Loss) from continuing operations before income taxes and minority interests	**-704**	**-55**	**-759**

An indicator of a business's long-term earnings power, internal operating profit is the key figure at E.ON in terms of management control. Internal operating profit is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and losses on disposals, restructuring expenses, and other non-operating income and expenses.

Due to the adjustments accounted for under non-operating earnings, the key figures by segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements. Below is the reconciliation of internal operating profit to income/(loss) from continuing operations before income taxes and minority interests as shown in the Consolidated Financial Statements:

Net Income		
€ in millions	2003	2002
Internal operating profit	**4,565**	**3,817**
Net book gains	1,257	1,071
Cost-management and restructuring expenses	-479	-331
Other non-operating earnings	195	-5,316
Income/(Loss) from continuing operations before income taxes and minority interests	**5,538**	**-759**
Income taxes	-1,124	662
Minority interests	-464	-623
Income/(Loss) from continuing operations	**3,950**	**-720**
Income (Loss) from discontinued operations, net	1,137	3,306
Cumulative effect of changes in accounting principles, net	-440	191
Net income	**4,647**	**2,777**

Net book gains in 2003 resulted primarily from the sale of E.ON's interest in Bouygues Telecom to the Bouygues Group (€840 million) and the sale of a 18.1 percent stake in Degussa (€168 million). E.ON Energie recorded a net book gain of approximately €165 million on the sale of securities. Further book gains of approximately €160 million mainly reflect E.ON Energie's disposal of shares in swb and in a regional utility located in eastern Germany, as well as Powergen's sale of interests in certain power plants. These gains were partly offset by a book loss of €76 million on the disposal of a 1.9 percent stake in HypoVereinsbank in March 2003. The prior-year figure is attributable mainly to the disposal of certain parts of Schmalbach-Lubeca and to the sale of STEAG shares along with net book gains recorded at E.ON Energie in connection with the split of Rhenag and the sale of shares in Sydkraft and in Watt, a Swiss energy utility.

Segment Information by Division

€ in millions	E.ON Energie 2003	E.ON Energie 2002[1]	Ruhrgas 2003	Ruhrgas 2002[1]	Powergen 2003	Powergen 2002[1]	Other/consolidation 2003	Other/consolidation 2002[1]
External sales	22,571	19,112	11,699	-	9,886	4,422	140	141
Intersegment sales	8	30	386	-	8	-	-413	-60
Total sales	**22,579**	**19,142**	**12,085**	**-**	**9,894**	**4,422**	**-273**	**81**
Depreciation and amortization[2]	-1,895	-1,590	-360	-	-626	-307	-27	-23
Impairments[2]	-49	-6	-1	-	-	-	-26	-
Interest income	-776	-285	-41	-	-285	-127	-381	45
Internal operating profit	**3,058**	**2,782**	**1,128**	**-**	**620**	**329**	**-693**	**-152**
thereof: earnings from companies accounted for at equity[3]	528	451	206	-	53	44	16	58
Investments	**3,521**	**6,125**	**463**	**-**	**842**	**3,094**	**4,210**	**13,448**
Intangible assets and property, plant and equipment	1,699	1,590	139	-	749	548	-37	-31
Financial assets	1,822	4,535	324	-	93	2,546	4,247	13,479
thereof: companies accounted for at equity	421	854	41	-	4	-	-65	94
Total assets	**63,961**	**59,744**	**18,403**	**-**	**21,719**	**22,821**	**1,636**	**8,939**

[1]Adjusted for discontinued operations.
[2]In 2003 and 2002, the total of depreciation, amortization and impairment charges included in internal operating profit, deviates from the values reported in accordance with U.S. GAAP. In 2003, the deviation is due to an impairment charge recorded in non-operating earnings on an investment by Powergen in an Asian power plant. Deviations in 2002 were due primarily to the goodwill stemming from the Powergen acquisition and the valuation allowance on the HypoVereinsbank shares, all of which were also recorded in non-operating earnings.
[3]In 2002 and 2003, earnings of companies accounted for at equity deviate from earnings from income from companies accounted for at equity pursuant to U.S. GAAP. In 2003 this was due to the reclassification of at-equity earnings from RAG in other non-operating earnings, as well as to the impairment charge on an investment by Powergen in an Asian Power plant. In 2002 the deviation results from the book gain on the disposal of Schmalbach-Lubeca and the sale of our STEAG interest, both of which are recorded in other non-operating earnings.

Restructuring expenses of €358 million in 2003 were recorded mainly at E.ON Energie, relating to the creation of two regional utilities, E.ON Hanse and E.ON Westfalen Weser, and other early retirement programs. Additional restructuring expenses of €121 million were recorded at Powergen in connection with the integration of TXU activities. Expenses in the prior year were mainly recorded in the Degussa segment.

Other non-operating earnings in 2003 primarily reflect unrealized income from the required marking to market of energy derivatives at E.ON Energie and Powergen (€494 million). This was offset by the impairment charge taken by Degussa with its Fine Chemicals division, which reduced E.ON's other non-operating earnings by €187 million relating with E.ON's direct stake in Degussa (46.5 percent). The substantial loss recorded in the prior year was primarily attributable to the adjustment of the goodwill emanating from the acquisition of Powergen and the reduction in the value of the HypoVereinsbank shares and of other securities.

Furthermore, for purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest results. The interest portions of the increases in other long-term provisions are treated analogously to the extent that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

In 2003 and 2002, non-operating interest income (net) primarily reflects tax-related interest.

Interest Income Charged against Internal Operating Profit

€ in millions	2003	2002
Interest and similar expenses (net)[1]	**-1,107**	**-372**
Non-operating interest income (net)[2]	-62	164
Interest income of long-term provisions	-494	-624
Interest income (net) charged against internal operating profit	**-1,663**	**-832**

[1]See Note 7
[2]This figure is calculated by adding non-operating interest expenses and subtracting non-operating interest income.

Transactions within the E.ON Group were generally effected at market prices.

	Core business energy		Viterra		Degussa		Other activities		E.ON affiliated group	
	2003	2002[1]	2003	2002[1]	2003	2002[1]	2003	2002[1]	2003	2002[1]
	44,296	23,675	1,075	1,204	993	11,745	2,068	12,949	46,364	36,624
	-11	-30	10	10	1	20	11	30	-	-
	44,285	**23,645**	**1,085**	**1,214**	**994**	**11,765**	**2,079**	**12,979**	**46,364**	**36,624**
	-2,908	-1,920	-150	-165	-59	-809	-209	-974	-3,117	-2,894
	-76	-6	-37	-7	-	-2	-37	-9	-113	-15
	-1,483	-367	-161	-184	-19	-281	-180	-465	-1,663	-832
	4,113	**2,959**	**295**	**203**	**157**	**655**	**452**	**858**	**4,565**	**3,817**
	803	553	-	2	105	38	105	40	908	593
	9,036	**22,667**	**124**	**378**	**36**	**1,114**	**160**	**1,492**	**9,196**	**24,159**
	2,550	2,107	74	102	36	1,001	110	1,103	2,660	3,210
	6,486	20,560	50	276	-	113	50	389	6,536	20,949
	401	948	-	-	-	6	-	6	401	954
	105,719	**91,504**	**6,131**	**6,814**	**-**	**15,185**	**6,131**	**21,999**	**111,850**	**113,503**

Geographic Segmentation

The following table details external sales (by destination and by operation), internal operating profit and property, plant and equipment information by geographic area:

Geographic Segment Information

	Germany		Europe (Eurozone excluding Germany)		Europe (other)		USA		Other		Total	
€ in millions	2003	2002	2003	2002	2003	2002	2002	2002	2003	2002	2003	2002
External sales												
by destination	28,281	20,215	2,404	3,190	12,491	6,705	2,619	3,884	569	2,630	46,364	36,624
by operation	29,832	22,825	1,697	1,985	11,873	6,300	2,689	4,027	273	1,487	46,364	36,624
Internal operating profit	2,859	2,498	97	160	1,262	729	255	284	92	146	4,565	3,817
Property, plant and equipment	23,418	23,463	1,331	1,379	13,937	11,708	4,044	5,379	106	498	42,836	42,427

Information on Major Customers and Suppliers

E.ON's customer structure in 2003 and 2002 did not result in any major concentration in any given geographical region or business area. Due to the high volume of the Company's customers and the variety of its business activities, there are no individual customers whose business volume is material compared with the Company's total business volume.

E.ON procures the majority of its gas inventory from Russia and Norway.

(33) Compensation of Supervisory Board and Board of Management

Supervisory Board

Provided that E.ON's shareholders approve the proposed dividend at the Annual Shareholders' Meeting on April 28, 2004, total remuneration to members of the Supervisory Board will be €3.1 million (2002: €2.6 million). Of this total, €0.6 million (2002: €0.7 million) consists of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees) and €2.5 million (2002: €1.9 million) of variable compensation.

There were no loans to members of the Supervisory Board in the 2003 fiscal year.

The Supervisory Board's compensation structure is presented in the Corporate Governance report.

The members of the Supervisory Board are listed on page 13.

Board of Management

Chairmen and co-CEOs Ulrich Hartmann and Prof. Dr. Wilhelm Simson retired from the Board of Management on April 30, 2003. Dr. Wulf H. Bernotat was appointed Chairman and Chief Executive Officer effective May 1, when he joined the Board of Management. Dr. Burckhard Bergmann became a member of the Board of Management on March 5.

Total remuneration to members of the Board of Management was €17.4 million (2002: €10.5 million). Of this total, €5.0 million (2002: €4.6 million) consisted of fixed compensation, including compensation for duties performed at subsidiaries as well as monetary benefits and other compensation. Variable compensation of €12.4 million (2002: €5.2 million) reflects profit-sharing in 2003 and the performance-related bonus. There were no earnings from the exercise of stock appreciation rights in 2003 (2002: €0.7 million).

In early 2003, members of the Board of Management received a total of 461,511 (2002: 260,000) SARs. These SARs were part of the fifth tranche of the SAR plan described on pages 148 to 150.

The fifth and second tranches had hypothetical exercise values of €9.63 and €3.39 per SAR respectively as of December 31, 2003. The SARs of the other tranches by contrast had a hypothetical exercise value of zero because the E.ON share price ended the year markedly below the strike prices of the respective tranches.

Total payments to retired members of the Board of Management and their beneficiaries were €5.4 million (2002: €4.9 million). Provisions of €83.6 million (2002: €53.9 million) have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries.

There were no loans to members of the Board of Management in the 2003 fiscal year.

The Board of Management's compensation structure is presented in the Corporate Governance report.

The members of the Board of Management are listed on pages 8 and 9.

(34) Subsequent Events

On January 16, 2004, Powergen completed the acquisition of Midlands Electricity plc, Worcester, U.K., thus becoming the sole shareholder of this British distributor of electricity. The acquisition price was €1,710 million (GBP 1,177 million), of which €52 million was paid to stockholders and €910 million was paid to creditors. Additional financial debt assumed amounted to €748 million. The company is thus fully consolidated as of January 16, 2004.

On January 20, 2004, E.ON sold its 4.99 percent interest in the Spanish utility Unión Fenosa S.A., Madrid, Spain, for approximately €217 million. This corresponds to proceeds of €14.25 per share. E.ON recorded a net book gain from the sale in the amount of approximately €26 million.

On January 26, 2004, the two main shareholders in EWE, Energieverband Elbe-Weser Beteiligungsholding GmbH and Weser-Ems Energiebeteiligungen GmbH, acquired the E.ON Energie stake in EWE (27.4 percent) when they exercised their preferential subscription rights. The share purchase and transfer agreement of December 8, 2003, has thus been implemented in full. E.ON recorded proceeds of approximately €520 million from the disposal of the EWE shares and a net book gain in the amount of approximately €250 million.

On January 28, 2004, E.ON sold 32.1 percent out of its 42.1 percent share of VNG to EWE. The remaining 10.0 percent were offered to and acquired by eastern German municipalities at the same price in accordance with the requirements included in the ministerial approval. The total sales price was €899 million. From the sale, E.ON recorded a net book gain of approximately €60 million on the the 5.3 percent share in VNG originally held by E.ON Energie. The 36.8 percent share held through Ruhrgas was recorded at its fair value at the time of the purchase price allocation undertaken after the acquisition of Ruhrgas, therefore no net book gain was attained when this stake was sold.

On February 11, 2004, the state Superior Court in Düsseldorf, Germany, upheld the appeal by TEAG Thüringer Energie AG, Erfurt, Germany, against the Bundeskartellamt's notice of prohibition of December 16, 2002, which had been issued on the basis of its conclusion that Teag had inflated power grid fees. The court decided that the calculation methods used in the Second Association Agreement on Electricity "plus" (VVII plus) represented a recognized business method. The state Superior Court has explicitly given leave to appeal its ruling. Decisions with respect to the appropriateness of grid pricing remain pending in a series of civil actions against individual regional utilities belonging to the E.ON Group.

Düsseldorf, February 16, 2004

The Board of Management

Bernotat Bergmann Gaul

Krüper Schipporeit Teyssen



* Focus

* Focus

Our strategy is straightforward and focused. Over the medium term, we will concentrate on the integrated power and gas business in our core markets. This strategy will enable us to enlarge our already solid positions in our target markets and to capitalize on the advantages of our integrated business model in areas like power-gas convergence, the integration of operations along the value chain, and knowledge transfer between market units. We've set the bar high: to be the world's leading power and gas company.



Other Directorships

Other Directorships Held by Members of E.ON AG's Supervisory Board

Ulrich Hartmann
Chairman of the Supervisory Board,
E.ON AG
(since April 30, 2003)
- Deutsche Bank AG
- Deutsche Lufthansa AG
- Hochtief AG
- IKB Deutsche Industriebank AG (Chairman)
- Münchener Rückversicherungs-Gesellschaft AG (Chairman)
- Arcelor
- Henkel KGaA

Hubertus Schmoldt
Chairman of the Board of Management,
Industriegewerkschaft Bergbau,
Chemie, Energie
Deputy Chairman
- Bayer AG
- BHW AG
- DOW Olefinverbund GmbH
- Deutsche BP AG

Günter Adam
Foreman
- Degussa AG

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board,
Siemens AG
- Deutsche Bank AG
- Linde AG
- Schering AG
- Siemens AG (Chairman)
- ThyssenKrupp AG
- Wilhelm von Finck AG

Ralf Blauth
Industrial Clerk
- Degussa AG

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board,
Deutsche Bank AG
- Bertelsmann AG
- Deutsche Bank AG (Chairman)
- Deutsche Börse AG (Chairman)
- Compagnie de Saint-Gobain S.A.
- Kreditanstalt für Wiederaufbau
- Landwirtschaftliche Rentenbank

Dr. Gerhard Cromme
Chairman of the Supervisory Board,
ThyssenKrupp AG
- Allianz AG
- Axel Springer Verlag AG
- Deutsche Lufthansa AG
- Ruhrgas AG
- Siemens AG
- ThyssenKrupp AG (Chairman)
- Volkswagen AG
- Suez S.A.
- BNP Paribas S.A.

Ulrich Hocker
General Manager,
German Investor Protection Association
- CBB Holding AG
- Feri Finance AG
- Gildemeister AG
- Karstadt Quelle AG
- ThyssenKrupp Steel AG
- Gartmore Capital Strategy Fonds
- Phoenix Mecano AG (President of the Administrative Board)

Jan Kahmann
Member of the Board,
Unified Service Sector Union (ver.di)
(until April 30, 2003)
- Eurogate Beteiligungs GmbH
- TUI AG

Eva Kirchhof
Diploma Physicist
- Wohnungsgesellschaft Hüls mbH

Seppel Kraus
Labor Union Secretary
(since April 30, 2003)
- Wacker-Chemie GmbH
- UPM-Kymmene Beteiligungs GmbH

Dr. h.c. André Leysen
Honorary Chairman of the
Administrative Board, Gevaert N.V.
(until April 30, 2003)
- Schenker AG

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer,
Henkel Group
(since April 30, 2003)
- Dresdner Bank Luxembourg S.A.
- Ecolab Inc.[1]
- Novartis AG

Information as of December 31, 2003, or the date of retirement from E.ON AG's Supervisory Board.
- Directorships/supervisory board memberships pursuant to Article 100, Paragraph 2, of the German Stock Corporation Act (AktG).
- Directorships/memberships in comparable domestic and foreign supervisory bodies of commercial enterprises.

[1]Exempted directorship.

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, Ruhrgas AG
- TUI AG
- Volkswagen AG

Margret Mönig-Raane
Vice-Chairwoman of the Board, Unified Service Sector Union (ver.di)
(until April 30, 2003)
- Deutsche Bank AG

Peter Obramski
Labor Union Secretary
(since April 30, 2003)
- E.ON Energie AG
- E.ON Engineering GmbH
- E.ON Kraftwerke GmbH

Ulrich Otte
Systems Engineer
- E.ON Energie AG
- E.ON Kraftwerke GmbH

Klaus-Dieter Raschke
Tax Assistant
- E.ON Energie AG
- E.ON Kernkraft GmbH

Armin Schreiber
Elektrical Engineer
(until April 30, 2003)
- E.ON Kernkraft GmbH

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board, Allianz AG
- Allianz AG (Chairman)
- Siemens AG
- ThyssenKrupp AG

Prof. Dr. Wilhelm Simson
Member of the Supervisory Board, E.ON AG
(since April 30, 2003)
- Bayerische Hypo- und Vereinsbank AG
- Degussa AG (until December 31, 2003)
- Frankfurter Allgemeine Zeitung GmbH
- Jungbunzlauer Holding AG

Gerhard Skupke
Gas Technician
(since April 30, 2003)
- E.DIS Aktiengesellschaft

Kurt F. Viermetz
Retired Vice-Chairman and Director of the Board, J.P. Morgan & Co., Inc.
(until April 30, 2003)
- Bayerische Hypo- und Vereinsbank AG
- ERGO Versicherungsgruppe AG
- Grosvenor Estate Holdings

Dr. Bernd W. Voss
Member of the Supervisory Board, Dresdner Bank AG
(until April 30, 2003)
- Allianz Lebensversicherungs-AG
- Continental AG
- Dresdner Bank AG
- OSRAM GmbH
- Quelle AG
- TUI AG
- Wacker-Chemie GmbH
- ABB Ltd.
- Bankhaus Reuschel & Co. (Chairman)

Dr. Georg Freiherr von Waldenfels
Former Minister of State, Attorney
(since April 30, 2003)
- Deutscher Tennis Bund Holding GmbH (Chairman)
- Georgsmarienhütte Holding GmbH
- Messe München GmbH

Other Directorships

Other Directorships Held by Members of E.ON AG's Board of Management

Dr. Wulf H. Bernotat
Chairman of the Board of Management and CEO
(since May 1, 2003)
- E.ON Energie AG[1] (Chairman)
- Ruhrgas AG[1] (Chairman)
- Allianz AG
- Metro AG
- RAG Aktiengesellschaft (Chairman)
- Powergen Limited[2] (Chairman)

Dr. Burckhard Bergmann
Member of the Board of Management
Upstream Business
(since March 5, 2003)
- Ruhrgas Energie Beteiligungs-AG[1] (Chairman)
- Thüga AG[1]
- Allianz Lebensversicherungs-AG
- VNG-Verbundnetz Gas AG (Chairman)
- Jaeger Akustik GmbH & Co. (Chairman)
- METHA Methanhandel GmbH[2] (Chairman)
- Mitteleuropäische Gasleitungsgesellschaft mbH (MEGAL)[2] (Chairman)
- OAO Gazprom
- Ruhrgas E&P GmbH[2] (Chairman)
- Ruhrgas Industries GmbH[2] (Chairman)
- Trans Europe Naturgas Pipeline GmbH (TENP)[2] (Chairman)
- ZAO Gerosgaz[2] (Chairman; chairmanship rotates with representative of foreign partner company)

Dr. Hans Michael Gaul
Member of the Board of Management
Controlling/Corporate Planning, M&A, Legal Affairs
- Degussa AG[1]
- E.ON Energie AG[1]
- Ruhrgas AG[1]
- Viterra AG[1] (Chairman)
- Allianz Versicherungs-AG
- DKV AG
- RAG Aktiengesellschaft
- Steag AG
- Volkswagen AG
- LG&E Energy LLC[2]

Dr. Manfred Krüper
Member of the Board of Management
Human Resources, Infrastructure and Services, Procurement, Organization
- E.ON Energie AG[1]
- Viterra AG[1]
- equitrust Aktiengesellschaft (Chairman)
- RAG Aktiengesellschaft
- RAG Immobilien AG
- Victoria Versicherung AG
- Victoria Lebensversicherung AG
- E.ON North America, Inc.[2] (Chairman)

Dr. Erhard Schipporeit
Member of the Board of Management
Finance, Accounting, Taxes, IT
- Degussa AG[1]
- Ruhrgas AG[1]
- Commerzbank AG
- Talanx AG
- E.ON Risk Consulting GmbH[2] (Chairman)
- HDI V.a.G.

Dr. Johannes Teyssen
Member of the Board of Management
Downstream Business
(since January 1, 2004)
- Avacon AG[1] (Chairman)
- E.ON Bayern AG[1] (Chairman)
- E.ON Hanse AG[1] (Chairman)
- E.ON Sales & Trading GmbH[1]
- Thüga AG[1] (Chairman)
- EWE Aktiengesellschaft[2]
- E.ON Hungária Energetikai Részvénytársaság[2] (Chairman)
- Sydkraft AB[2] (Chairman)

Information as of December 31, 2003.
- Directorships/supervisory board memberships pursuant to Article 100, Paragraph 2, of the German Stock Corporation Act (AktG).
- Directorships/memberships in comparable domestic and foreign supervisory bodies of commercial enterprises.

[1]Exempted E.ON Group directorship.
[2]Other E.ON Group directorship.

Corporate Governance

Joint Report on Corporate Governance Prepared by the Board of Management and the Supervisory Board of E.ON AG

E.ON views corporate governance as an important component of its responsible and value-oriented management approach. We supported the creation of uniform corporate governance standards and welcomed the Government Commission's enactment of the German Corporate Governance Code ("the Code").

Corporate Governance at E.ON

On December 19, 2002, the Board of Management and the Supervisory Board jointly issued E.ON's first Declaration of Compliance pursuant to Article 161 of the German Stock Corporation Act. The Declaration states that E.ON is in compliance with all of the Code's recommendations (dated November 7, 2002), with two exceptions. One of the exceptions concerned the Code's recommendation that chairpersons of Supervisory Board committees receive extra compensation for such service. At E.ON AG's Annual Shareholders Meeting on April 30, 2003, the Company's Articles of Association were amended to this effect, bringing E.ON into compliance with this recommendation of the Code.

The second exception concerned the recommendation that the D&O liability insurance of members of the Board of Management and Supervisory Board should include an appropriate deductible. The D&O liability insurance of members of the Board of Management and Supervisory Board does not include a deductible. We continue to believe that imposing deductibles is not an appropriate way to improve board members' sense of responsibility. We explain our reasons for this decision in the current Declaration, which the Board of Management and the Supervisory Board issued on December 11, 2003. The full text of the Declaration is printed on page 206 of this report. It is also available at www.eon.com.

In the Declaration, we also explained that we will not comply with the recommendation of the Code (dated May 21, 2003) that calls for the disclosure, in the Notes to the Consolidated Financial Statements, of the compensation of each individual member of the Board of Management and Supervisory Board. We believe that there are a number of sound reasons for not disclosing individual board members' compensation. In particular, individual disclosure would likely have an undesirable leveling effect on board members' compensation.

We followed all of the Code's other recommendations and most of its suggestions. For this reason, the policies and procedures of the Supervisory Board and the Executive Committee that adopt the Code's wording were adjusted, to the degree necessary, to reflect the changes the Government Commission made to the Code on May 21, 2003. In addition, at its December 11, 2003, meeting, the Supervisory Board discussed and reviewed the compensation package for Board of Management members, thereby complying with the recommendation contained in Item 4.2.2 of the Code.

At its December 11, 2003, meeting, the Supervisory Board discussed the *efficiency with which it performs its tasks, thereby complying with the recommendation contained in Item 5.6 of the Code. In preparation for this discussion, all Supervisory Board members were sent questionnaires in which they were invited to evaluate, and to offer suggestions for improving the efficiency of, the Supervisory Board's various tasks and duties.

United States Securities Laws

As a company whose ADRs are listed on the New York Stock Exchange, E.ON is subject to the U.S. federal securities laws and the jurisdiction of the U.S. securities regulator, the Securities and Exchange Commission (SEC). The Sarbanes-Oxley Act, enacted in July 2002 in response to recent cases of accounting fraud, represents an important contribution toward strengthening corporate governance and regaining investors' confidence. We support the goals and principles of the Sarbanes-Oxley Act and comply with the requirements it makes of us.

Overview of Board of Management and Supervisory Board Compensation

Compensation of the Board of Management

Currently, the compensation of the Board of Management has the following three components:

- fixed annual compensation;
- an annual bonus, the amount of which is based on the achievement of company-based and personal performance targets; and
- stock appreciation rights (SARs).

Fixed compensation is paid on a monthly basis and reviewed on a regular basis to determine whether it conforms with industry practice and is fair and reasonable.

The target amount of the annual bonus is set during an annual review process. 80 percent of the target bonus consists of company-based performance targets and 20 percent consists of personal performance targets. The company-based performance targets reflect, in equal shares, operating performance (as measured by EBIT) and return-on-capital performance (as measured by ROCE). Individual targets relate to members' areas of responsibility, functions and projects. If a Board of Management member meets 100 percent of his or her performance targets, the member receives the contractually stipulated target bonus. The maximum possible bonus is 200 percent of the target bonus.

The fixed annual compensation and the annual bonus also compensate Board of Management members for services for E.ON Group companies.

In addition, E.ON AG has conducted a SAR program since 1999. The program is designed to compensate Board of Management members and other key executives for their contributions to increasing shareholder value as well as to promote E.ON's long-term corporate growth. This variable compensation program, which combines incentives for long-term growth with a risk component, serves to align the interests of management and stockholders. In addition, from 2004 SARs granted under this program will have a cap to limit the effect of extraordinary, unanticipated market movements. The E.ON Annual Report contains information about the development of the E.ON SAR program.

In accordance with the Code's recommendations, the compensation of members of the Board of Management has both fixed and variable components. The Company believes that all of these components, individually and in the aggregate, are fair and reasonable. The amount of compensation paid to a Board of Management member is based on a number of criteria, in particular his or her areas of responsibility, his or her personal performance and the performance of the Board of Management as a whole, as well as the Company's financial condition, profitability, and outlook compared with its peers. The SAR program and the bonus system have a risk component and consequently are not guaranteed compensation. The SAR program contains demanding performance targets and comparative parameters. Under the terms of the SAR program, these performance targets and comparative parameters are not subject to subsequent alteration.

The Supervisory Board's Executive Committee is responsible for preparing personnel and compensation decisions. The Supervisory Board's most recent discussions of the Board of Management's compensation package were held at the Supervisory Board meeting on December 11, 2003.

Compensation of the Supervisory Board

Pursuant to E.ON AG's Articles of Association, members of the Supervisory Board receive an annual fixed fee of €10,000 and are reimbursed each fiscal year for their meeting-related expenses, including reimbursement for the value added tax on their remuneration. Members of the Supervisory Board also receive an annual variable fee of €1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of the Company's capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned fees, the Deputy Chairman and every chairman of a Supervisory Board committee receive double the above mentioned fees, and each member of a Supervisory Board committee receives one-and-a-half times the above-mentioned fees. In addition, members of the Supervisory Board receive an attendance fee of €1,000 per day for meetings of the Supervisory Board or one of its committees. Members of the Supervisory Board who serve less than the entire financial year owing to a change in the Board's composition receive the above-mentioned fees on a proportionate basis.

Management and Oversight Structure

Supervisory Board *(Aufsichtsrat)*

The Supervisory Board has 20 members and, in accordance with the German Codetermination Act *(Mitbestimmungsgesetz)*, is composed of an equal number of shareholder and employee representatives. The shareholder representatives are elected by the shareholders at the Annual Shareholders Meeting, and the employee representatives are elected by the employees. In the event of a tie vote on the Supervisory Board, another vote is held and the Chairman then casts the tie-breaking vote. As a general rule, members of the Supervisory Board of E.ON AG should not be older than 70.

In order to ensure that the Supervisory Board's advice and oversight functions are conducted on an independent basis, no more than two former members of the Board of Management may be members of the Supervisory Board. Supervisory Board members may also not hold a corporate office or perform any advisory services for key competitors of the Company. Supervisory Board members are required to disclose any information concerning conflicts of interest to the full Supervisory Board, particularly if the conflict arises from their advising or holding a corporate office with one of E.ON's customers, suppliers, creditors, or other business partners. The Supervisory Board is required to report any conflicts of interest to the Annual Shareholders Meeting and to describe how the conflicts have been handled. Any material conflict of interest of a non-temporary nature will result in the termination of the member's appointment to the Supervisory Board. No conflicts of interest involving any members of the Supervisory Board were reported during 2003. In addition, any consulting or other service agreements between the Company and a member of the Supervisory Board require the prior consent of the full Supervisory Board. No such agreements existed during 2003.

The Supervisory Board oversees the management of the Company and advises the Board of Management. It appoints and removes the members of the Board of Management and is responsible for concluding, changing, and terminating employment contracts of the members of the Board of Management. Together with the Board of Management, the Supervisory Board ensures that the Company has a long-term succession plan in place. Transactions or measures taken by the Board of Management that materially affect the Company's assets, finances, or earnings require the Supervisory Board's prior approval. The policies and procedures of E.ON AG's Supervisory Board include a list of transactions and measures that require prior Supervisory Board approval. The list is not exhaustive.

The Supervisory Board has formed the following committees from among its members:

The committee that is required by Article 27, Paragraph 3 of the Codetermination Act consists of two shareholder representative members and two employee representative members. This committee is responsible for recommending to the Supervisory Board potential candidates for the Board of Management if the first vote does yield the necessary two-thirds majority of votes of Supervisory Board members.

The Executive Committee consists of the four members of the above-named committee. It prepares meetings of the Supervisory Board and advises the Board of Management on matters of general policy relating to the strategic development of the Company. In urgent cases (i.e., if waiting for the prior approval of the Supervisory Board would materially prejudice the Company), the Executive Committee decides on business transactions requiring prior approval by the Supervisory Board.

In particular, the Executive Committee prepares the Supervisory Board's personnel decisions and deals with issues of corporate governance. It reports to the Supervisory Board at least once a year on the status and effectiveness of, and possible ways of improving, the Company's corporate governance and on new requirements and developments in this area.

The Audit Committee consists of four members who have special knowledge in the field of accounting or business administration. The Company believes that at least one of the Audit Committee's members meets all of the requirements for being considered a "financial expert" within the meaning of the Sarbanes-Oxley Act, given his extensive experience in accounting and auditing matters, including the application of U.S. GAAP. The Sarbanes-Oxley Act also requires that each of the members of the Audit Committee be independent of the Company. The Audit Committee deals in particular with issues relating to the Company's accounting policies and risk management, issues regarding the independence of the Company's external auditors, the establishment of auditing priorities, and agreements on auditors' fees. The Audit Committee also prepares the Supervisory Board's decision on the approval of the annual accounts and the acceptance of the Group's annual financial statements. It also inspects the Company's Annual Report on Form 20-F and its quarterly Interim Reports and discusses the review of the Interim Reports with the external auditors.

The Finance and Investment Committee consists of four members. It advises the Board of Management on all issues of Group financing and investment planning. It decides on behalf of the Supervisory Board on the approval of the acquisition and disposition of companies, company participations, and parts of companies, as well as on finance activities whose value exceeds 1 percent of the equity listed in the Group's latest balance sheet. If the value of any such transactions or activities exceeds 2.5 percent of the equity listed in the Group's latest balance sheet, the Finance and Investment Committee will prepare the Supervisory Board's decision on such matters.

Corporate Governance

The Board of Management *(Vorstand)*

The Board of Management of E.ON AG consists of six members and has one Chairperson. Members of the Board of Management may not be older than 65.

The E.ON Board of Management has in place policies and procedures for the business it conducts. The E.ON Board of Management manages the business of the Company, with all its members bearing joint responsibility for its decisions. The Board of Management establishes the Company's objectives, sets its fundamental strategic direction, and is responsible for corporate policy and Group organization. This includes, in particular, the management of the Group and its financial resources, the development of its human resources strategy, the appointment of persons to management posts within the Group, and the development of its managerial staff, as well as the presentation of the Group to the capital market and to the public at large. In addition, the Board of Management is responsible for coordinating and supervising the Group's business units in accordance with the Group's established strategy.

The Board of Management regularly reports to the Supervisory Board on a timely and comprehensive basis on all issues of corporate planning, business development, risk assessment, and risk management. It also submits the Group's investment, finance, and personnel plan for the coming fiscal year (as well as the medium-term plan) to the Supervisory Board for its approval at the last meeting of each fiscal year.

The Chairperson of the Board of Management informs, without undue delay, the Chairperson of the Supervisory Board of important events that are of fundamental significance in assessing the condition, development, and management of the Company and of any defects that have arisen in the Company's monitoring systems. Transactions and measures requiring the approval of the Supervisory Board are also submitted to the Supervisory Board without delay.

Members of the Board of Management are also required to promptly report conflicts of interest to the Executive Committee of the Supervisory Board and to the full Board of Management. Members of the Board of Management may only assume other corporate positions, particularly appointments to the supervisory boards of non-Group companies, with the consent of the Executive Committee. No conflicts of interest involving any members of the Board of Management were reported during 2003. Any material transactions between the Company and members of the Board of Management, their relatives, or entities with which they have close personal ties require the consent of the Executive Committee, and all transactions must be conducted on an arm's length basis. No such transactions took place during 2003.

The Annual Shareholders Meeting *(Hauptversammlung)*

The shareholders of E.ON AG exercise their rights and vote their shares at the Shareholders Meeting. The Company's financial calendar, which is published in the Annual Report, in the Interim Reports, and on the Company's Internet site, regularly informs shareholders about important dates.

At the Shareholders Meeting, shareholders may vote their shares themselves, by a proxy of their choice, or by a Company proxy who is required to follow the shareholder's voting instructions.

As a rule, the Shareholders Meeting is chaired by the Chairman of the Supervisory Board.

Accounting and Annual Financial Statements

The E.ON Group's Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles, also known as U.S. GAAP. The Financial Statements of E.ON AG are prepared in accordance with the German Commercial Code.

As stipulated by German law, the Shareholders Meeting votes to select the Company's external auditors.

The Audit Committee prepares the proposal on the selection of the Company's external auditors for the Annual Shareholders Meeting. In order to ensure the auditors' independence, the Audit Committee secures a statement from the proposed auditors detailing any facts that could lead to the audit firm being excluded for independence reasons or otherwise conflicted. As a condition of their appointment, the external auditors agree to:

- promptly inform the Chairperson of the Audit Committee should any such facts arise during the course of the audit;
- promptly inform the Supervisory Board of anything arising during the course of their audit that is of relevance to the Supervisory Board's duties; and
- inform the Chairperson of the Audit Committee of, or to note in their audit report, any facts determined during the audit that contradict the statements submitted by the Board of Management or Supervisory Board in connection with the Code.

Risk Policies

In accordance with an SEC recommendation, E.ON has established a Disclosure Committee, which is responsible for ensuring that effective procedures and control mechanisms for financial reporting are in place and for providing a correct and timely presentation of information to the financial markets. The members of the Disclosure Committee come from various departments of E.ON AG and are, owing to their functions within the Company, particularly suited for the committee's tasks.

Under the Disclosure Committee's leadership, we have carried out a review of the procedures used in our financial reporting and have inventoried the Company's existing disclosure controls and procedures. The effectiveness of these controls and procedures has been assessed by E.ON AG's internal auditing department and by our external auditors. Additional information about E.ON's risk management system can be found on pages 45–46 of this report.

The requirements contained in Section 404 of the Sarbanes-Oxley Act, which are designed to increase the*transparency of the internal control system for financial reporting, take effect beginning with the 2005 financial year. To meet these requirements, we carried out a Group-wide project designed, in particular, to ensure that we have in place uniform procedures for documenting, evaluating, and testing our internal controls and to coordinate and monitor, on a Group-wide basis, the activities of the major Group companies.

Transparency

Transparency is a high priority of E.ON AG's Board of Management and Supervisory Board. Our shareholders, capital market participants, financial analysts, shareholder associations, and the media regularly receive up-to-date information about the situation of and any material changes to the Company. We use the Internet to help to ensure that all investors have equal access to comprehensive and timely information about the Company.

E.ON AG issues reports about its situation and earnings by the following means:

- Interim Reports (quarterly)
- Annual Report
- Form 20-F
- Annual press conference
- Telephone conferences held upon release of the Interim and Annual Reports, as well as numerous events for financial analysts in and outside Germany.

A financial calendar lists the dates on which the Company's financial reports are released.

In addition to the Company's periodic financial reports, the Company issues ad-hoc statements when events or changes occur at E.ON AG that (a) are not publicly known and (b) could have a significant impact on the price of E.ON stock.

Members of E.ON AG's Board of Management and the Supervisory Board must disclose the acquisition or disposal of E.ON stock pursuant to Article 15a of the German Securities Trading Act and Item 6.6 of the German Corporate Governance Code. As of December 31, 2003, the Company had received no such disclosures.

The financial calendar, ad-hoc statements, and disclosures pursuant to Article 15a of the German Securities Trading Act are available on the Internet at www.eon.com.

Ethics

E.ON requires all its managers and employees to act honestly and ethically. To this end, the Board of Management has put into place a general Code of Conduct containing guidelines for dealing with business partners and government institutions, for protecting the confidentiality of business information and company secrets, and for addressing conflicts of interest. Ethics Officers at E.ON AG and its subsidiaries are tasked with implementing the Code of Conduct and ensuring that any ethics issues that arise are dealt with independently and objectively.

In compliance with the requirements of the Sarbanes-Oxley Act, in addition to E.ON's general Code of Conduct for all employees, the Company has developed a special Code of Ethics that applies in particular to Board of Management members, Disclosure Committee members, and other Senior Financial Officers. The Code of Ethics obliges Board of Management members, Disclosure Committee members, and other Senior Financial Officers to make full, appropriate, accurate, timely, and comprehensible disclosure of information both in the documents we submit to the SEC and in our other corporate publications.

Finally, the Company has in place a procedure for dealing with complaints relating to accounting and financial reporting. Complaints may be submitted—anonymously, if desired—to a Compliance Officer who reports directly to the Audit Committee.

Declaration of Compliance with the German Corporate Governance Code, Made in Accordance with Article 161 of the German Stock Corporation Act, by the Board of Management and Supervisory Board of E.ON AG

The Board of Management and the Supervisory Board hereby declare that E.ON AG complies with the recommendations contained in the German Corporate Governance Code (dated May 21, 2003) prepared by the Government Commission appointed by the German Minister of Justice and published in the official section of the electronic version of the *Bundesanzeiger*. Furthermore, the Board of Management and the Supervisory Board declare that E.ON AG has been in compliance since the last statement of German Corporate Governance Code recommendations was issued (dated November 7, 2002). However, there are the following exceptions:

- Item 3.8 of the German Corporate Governance Code recommends that the liability insurance provided for members of the Board of Management and Supervisory Board (so-called D&O insurance) should include an appropriate deductible.
  The D&O liability insurance of members of the Board of Management and Supervisory Board does not include a deductible. E.ON continues to believe that imposing deductibles is not an appropriate way to improve the sense of responsibility with which members of the Board of Management and Supervisory Board perform their assigned tasks and functions. E.ON's policy in this regard conforms with international standards and with those in effect at its subsidiaries in the U.K. and the U.S.
- Item 5.4.5 of the German Corporate Governance Code recommends that chairpersons of Supervisory Board committees receive extra compensation for such service. At E.ON AG's Annual Shareholders Meeting on April 30, 2003, the Company's Articles of Association were amended so that chairpersons of Supervisory Board committees now receive extra compensation for such service.
- Item 4.2.4 of the German Corporate Governance Code (dated May 21, 2003) recommends that the compensation of each individual member of the Board of Management should be disclosed in the Notes to the Consolidated Financial Statements. Similarly, Item 5.4.5 of the German Corporate Governance Code recommends that the compensation of each individual member of the Supervisory Board should be disclosed in the Notes to the Consolidated Financial Statements.
  E.ON will not disclose the compensation of each individual member of the Board of Management and Supervisory Board in the Notes to the Consolidated Financial Statements of its 2003 Annual Report. E.ON believes that there are a number of sound reasons for not disclosing individual board members' compensation. In particular, individual disclosure would likely have an undesirable leveling effect on board members' compensation.

Düsseldorf, December 11, 2003

For the Supervisory Board of E.ON AG
Ulrich Hartmann,
Chairman of the Supervisory Board,
E.ON AG

For the Board of Management of E.ON AG
Dr. Wulf H. Bernotat,
Chairman of the Board of Management,
E.ON AG

Summary of Financial Highlights

€ in millions	pro forma 1999[1]	pro forma 2000	2001[2]	2002	2003
Sales	**69,745**	**88,858**	**36,886**	**36,624**	**46,364**
Income/(loss) from continuing operations before income taxes and minority interests	5,048[3]	6,498	3,146	-759	5,538
Income/(loss) from continuing operations	3,095[4]	3,440	2,533	-720	3,950
Net income	**2,839**	**3,678**	**2,570**	**2,777**	**4,647**
EBITDA[5]	8,564	8,041	6,537	7,558	9,458
EBIT[5]	3,722	3,136	3,634	4,649	6,228
Internal operating profit[6]	2,748	2,445	3,102	3,817	4,565
ROCE[7] (in %)	8.9	10.1	9.6	9.2	9.9
Cost of capital (in %)	9.5	9.5	9.5	9.5	9.5
Earnings per share (in €)	3.90	5.07	3.81	4.26	7.11
from continuing operations	-	4.74	3.76	-1.10	6.04
from discontinued operations	-	0.33	0.09	5.07	1.74
from cumulative effect of changes in accounting principles, net	-	-	-0.04	0.29	-0.67
Dividend per share (in €)	1.25	1.35	1.60	1.75	2.00
Asset structure					
Long-term assets	60,169	65,592	64,663	86,286	86,938
Short-term assets	34,459	40,623	36,996	27,217	24,912
thereof liquid funds	9,529	8,501	12,144	8,385	10,795
Total assets	94,628	106,215	101,659	113,503	111,850
Capital structure					
Stockholders' equity	26,293	28,033	24,462	25,653	29,774
thereof capital stock	1,985	1,985	1,799	1,799	1,799
Minority interests	4,888	5,123	6,362	6,511	4,625
Long-term liabilities	41,478	40,821	44,628	58,501	53,368
thereof provisions	28,683	27,940	26,564	29,159	27,135
thereof financial liabilities	8,000	7,611	9,308	17,175	14,521
thereof other liabilities	4,795	5,270	8,756	12,167	11,712
Short-term liabilities	21,969	32,238	26,207	22,838	24,083
thereof provisions	8,371	8,315	6,237	5,588	7,071
thereof financial liabilities	3,929	11,743	7,011	7,675	7,266
thereof other liabilities	9,669	12,180	12,959	9,575	9,746
Total liabilities and stockholders' equity	94,628	106,215	101,659	113,503	111,850
Cash flow and investments					
Cash provided by operating activities	4,866	3,413	2,571	3,614	5,538
Investments	11,045	14,380	6,867	24,159	9,196
Employees at year end	**203,733**	**166,183**	**86,773**	**101,336**	**66,549**
Financial ratios					
Equity ratio (in %)	27.8	26.4	24.1	22.6	26.6
Long-term assets as a percentage of property, plant, and equipment	120.8	112.8	116.7	105.1	101.0
Return on equity after taxes (in %)	11.2	13.5	9.8[8]	11.1	16.8
Net financial position (liquid funds minus financial liabilities)[9]	-205	-4,141	1,782	-12,460	-7,855
Cash provided by operating activities as a percentage of sales	7.0	3.8	7.0	9.9	11.9

[1] Includes MEMC and VAW aluminium.
[2] Adjusted for discontinued operations and goodwill amortization.
[3] Net income before taxes.
[4] Net income after taxes.
[5] Non-GAAP financial measure; see reconciliation to internal operating profit on pages 112-113.
[6] Non-GAAP financial measure; see reconciliation to net income on page 36.
[7] Non-GAAP financial measure; see derivation on pages 55-57.
[8] Stockholders' equity not adjusted for goodwill amortization.
[9] Non-GAAP financial measure; see reconciliation on page 40.

Major Shareholdings

Name	Location	Stake	Stockholders' equity[1]	Earnings[1]	Sales[1]
I. Consolidated Subsidiaries		%	€m	€m	€m
Energy					
E.ON Energie AG	Munich	100.0	3,666.8	-533.8[2]	30.0
Avacon AG	Helmstedt	72.9	904.8	125.8	2,513.2
Déi-dunántúli Aramszolgáltató Részvénytársaság	HU, Pécs	92.4	117.8	11.8	268.4
DKCE Debreceni Kobinált Ciklusú Erömü Kft.	HU, Debrecen	100.0	13.1	3.2	38.2
E.DIS Aktiengesellschaft	Fürstenwalde	71.0	808.8	77.5	1,489.4
E.ON Bayern AG	Regensburg	98.9	853.6	90.6[2]	2,571.9
E.ON Benelux Generation n.v.	NL, Voorburg	100.0	566.3	55.3	787.1
E.ON Czech Holding AG	Munich	100.0	552.9	21.4	0.0
E.ON Finland Oy	FI, Espoo	65.6	137.3	20.0	238.5
E.ON Hanse AG	Quickborn	73.8	456.3	-44.8	2,422.4
E.ON Hungária Energetikai Részvénytársaság	HU, Budapest	100.0	700.0	36.1	9.7
E.ON Kernkraft GmbH[3]	Hanover	100.0	243.1	186.9[2]	1,420.5
E.ON Kraftwerke GmbH[3]	Hanover	100.0	806.2	104.0[2]	1,836.9
E.ON Netz GmbH[3]	Bayreuth	100.0	566.8	93.9[2]	2,707.3
E.ON Sales & Trading GmbH[3]	Munich	100.0	995.1	-41.4[2]	8,018.8
E.ON Wasserkraft GmbH[3]	Landshut	100.0	370.9	96.0[2]	288.5
E.ON Westfalen Weser AG[3]	Paderborn	62.9	482.5	217.5	949.7
EAM Energie AG	Kassel	73.3	451.0	46.4	971.4
Észak-dunántúli Áramszolgáltató Rt.	HU, Györ	97.6	220.6	24.7[2]	472.5
Graninge Aktiebolag	SE, Sollefteå	79.0	586.9	15.7	79.2
Jihoceská energetika, a.s. (JCE)	CZ, Ceské Budéjovice	84.7	138.0	16.5	206.9
Jihomoravská energetika, a.s. (JME)	CZ, Brno	85.7	282.6	33.4	474.2
Sydkraft AB	SE, Malmö	55.2	2,762.6	262.1	636.3
Teag Thüringer Energie AG	Erfurt	72.7	569.4	62.3	753.2
Tiszántúli Áramszolgáltató Rt.	HU, Debrecen	92.4	133.5	11.3	291.0
Powergen UK plc[4]	UK, London	100.0	3,027.7	25.4	4,926.0
Corby Power Ltd[4]	UK, Corby	50.0	51.5	12.7	108.2
Cottam Development Centre Ltd[4]	UK, London	50.0	50.0	10.8	44.2
Distribuidora de Gas del Centro S.A.[4]	AR, Córdoba	58.7	95.3	-2.4	44.1
DR Corby Limited[4]	UK, London	100.0	76.6	4.0	0.0
E.ON UK Ltd[4]	UK, London	100.0	5,193.8	-2,735.4	0.0
East Midlands Electricity Distribution plc[4]	UK, London	100.0	429.2	127.2	459.7
Inversora de Gas del Centro S.A.[4]	AR, Córdoba	75.0	48.2	-2.5	0.0
Kentucky Utilities Company ("KU")[4]	USA, Lexington	100.0	651.5	74.7	710.8
LG&E Capital Corp.[4]	USA, Louisville	100.0	64.7	-68.1	0.0
LG&E Energy LLC[4]	USA, Louisville	100.0	1,219.7	124.4	0.0
LG&E Energy Marketing Inc[4]	USA, Louisville	100.0	-457.9	30.4	54.6
LG&E Power Inc[4]	USA, Louisville	100.0	307.1	24.7	0.0
Louisville Gas and Electric Company ("LG&E")[4]	USA, Louisville	100.0	666.7	71.2	821.2
Powergen Group Holdings Ltd.[4]	UK, London	100.0	3,949.2	-798.5	0.0
Powergen International Limited[4]	UK, London	100.0	964.1	-7.8	2.5
Powergen Ltd[4]	UK, London	100.0	4,275.4	-712.6	0.0
Powergen Renewables Holdings Ltd[4]	UK, London	100.0	24.1	-0.4	0.0
Powergen Retail Ltd[4]	UK, Coventry	100.0	161.7	95.8	2,760.0
Powergen US Holdings Ltd[4]	UK, London	100.0	-111.0	-126.4	0.0
TXU Europe (AHG) Ltd[4]	UK, London	100.0	41.2	9.9	1,143.4
TXU Europe (AHGD) Ltd[4]	UK, London	100.0	-51.3	-15.3	109.6
WKE Corp[4]	USA, Louisville	100.0	-27.8	-20.4	-20.8

Name	Location	Stake	Stockholders' equity[1]	Earnings[1]	Sales[1]
Gas		%	€m	€m	€m
Ruhrgas AG[6]	Essen	100.0	3,494.5	710.2[2]	5,421.2
D-Gas B.V.[5]	NL, Voorburg	100.0	11.5	8.5	0.0
Ferngas Nordbayern GmbH[5]	Nuremberg	70.0	105.8	21.1	676.9
Ferngas Salzgitter GmbH[5]	Salzgitter	64.0	27.1	15.7	0.0
Mittelrheinische Erdgastransport Gesellschaft mbH[5]	Haan	100.0	25.9	10.5[2]	29.8
Ruhrgas Industries GmbH[5]	Essen	100.0	241.1	21.7[2]	0.0
Jihomoravská plynárenská, a.s. (JMP)[4,5]	CZ, Tábor	43.7	145.2	11.2	0.0
Ruhrgas UK Exploration and Production Limited[5]	UK, London	100.0	176.3	30.1	107.2
Thüga Aktiengesellschaft	Munich	96.6	2,398.0	337.6	365.5
Other					
Aviga GmbH	Duisburg	100.0	1,108.1	9.9	0.0
E.ON North America, Inc.[4]	USA, New York	100.0	38.7	-16.1	0.0
Ruhrgas Holding GmbH	Düsseldorf	100.0	9,064.5	1,092.9[2]	0.0
Deutschbau Holding GmbH	Düsseldorf	50.0	467.5	8.3	0.0
Frankfurter Siedlungsgesellschaft mbH	Frankfurt am Main	100.0	143.6	36.4	57.6
Viterra AG	Essen	100.0	666.7	1,401.6[2]	435.6
WBRM-Holding GmbH	Essen	95.0	26.7	-18.6[2]	0.0
II. Other Shareholdings					
Energy					
BKW FMB Energie AG[4]	CH, Bern	20.0	290.1	61.4	0.0
EWE Aktiengesellschaft[4]	Oldenburg	27.4	603.1	85.0	0.0
Západoslovenská energetika a.s. (ZSE)[4]	SK, Bratislava	49.0	155.0	-10.3	0.0
Gas					
AB Lietuvos Dujos	LT, Vilnius	35.7	126.2	19.8	135.9
badenova AG & Co. KG[4]	Freiburg	47.3	210.1	51.4	0.0
Déldunántúli Gázszolgáltató Részvénytársaság (DDGÁZ)[4]	HU, Pécs	49.8	42.4	0.2	118.4
Erdgasversorgungsgesellschaft Thüringen-Sachsen mbH (EVG)[5]	Erfurt	50.0	60.7	19.3[2]	525.4
Etzel Gas-Lager Statoil Deutschland GmbH & Co.[5]	Friedeburg-Etzel	74.8	41.8	19.6	49.5
Gasum Oy[5]	FI, Espoo	20.0	348.0	35.0	653.0
Gas-Union GmbH[5]	Frankfurt am Main	25.9	71.5	12.0	923.9
HEAG Südhessische Energie AG (HSE)[5]	Darmstadt	40.0	412.4	41.6	552.6
Latvijas Gaze[5]	LV, Riga	47.2	146.3	18.3	178.3
MEGAL GmbH Mittel-Europäische Gasleitungsgesellschaft[5]	Essen	50.0	125.5	8.6	45.4
MVV Energie AG[4]	Mannheim	15.1	405.4	55.4	1,060.8
NETRA GmbH Norddeutsche Erdgas Transversale & Co. KG[5]	Emstek	41.7	156.8	49.5	104.6
Nova Naturgas AB[5]	SE, Stockholm	29.6	71.1	14.8	187.1
OAO Gazprom[4]	RU, Moscow	6.4	48,008.8	2,431.3	16,037.8
Trans Europa Naturgas Pipeline GmbH (TENP)[4]	Essen	51.0	18.8	11.1	0.0
Interconnector (UK) Limited[4]	UK, London	10.0	19.9	-0.6	0.0
Jihomoravská plynárenská, a.s. (JMP)[4]	CZ, Tábor	43.7	145.2	11.2	0.0
Slovensky Plynarensky Priemysel a.s. (SPP)	SK, Bratislava	24.5	1,843.5	433.3	1,794.5
Saar Ferngas AG[5]	Saarbrücken	20.0	130.1	41.2[2]	938.1
Other					
degussa. AG	Düsseldorf	46.5	3,917.0	254.9	3,484.0
RAG Aktiengesellschaft[4]	Essen	39.2	486.9	0.0	4,241.1

[1]Figures comply with the financial statements prepared in accordance with the GAAP of each individual country and do not reflect the amounts included in E.ON's Consolidated Financial Statements. Stockholders' equity of non-eurozone companies is translated into euros at year-end rates; earnings and sales of these companies are translated into euros at annual average rates.
[2]Profit and loss pooling agreement (earnings before pooling).
[3]This company exercised its exemption option under Article 264, Paragraph 3 of the German Commercial Code (HGB).
[4]Mainly prior-year figures unless profit and loss pooling agreement exists.
[5]Figures calculated according to U.S. GAAP.
[6]Figures for July 1 to December 31 only.

Glossary

Actuarial gains and losses
The actuarial calculation of provisions for pensions is based on forecasts of a number of variables, such as projected future salaries and pensions. An actuarial gain or loss results when these assumptions are changed because the actual numbers turn out to be different from the projections.

ADR
Acronym for American depositary receipt. These are depositary certificates traded on U.S. stock exchanges in place of a foreign share. In most instances, ADRs are treated as the equivalent to one share of a foreign issuer's stock. ADRs make it easier for foreign companies to gain access to U.S. investors.

Beta factor
Indicator of a stock's relative risk. A beta coefficient of more than one indicates that a stock has a higher risk than the overall market; a beta coefficient of less than one signals a lower risk.

Cash flow statement
Calculation and presentation of the cash flow a company has generated or consumed during a reporting period as a result of its operating, investing, and financing activities.

Commercial papers (CPs)
Unsecured, short-term money market obligations issued by commercial firms and financial institutions. CPs are usually quoted on a discounted basis, with repayment at the par value. The maturities of CPs are typically from 2 to 364 days.

Cost of capital
Weighted average of the costs of debt and equity funds (weighted average cost of capital: WACC). The cost of equity is the return expected by an investor in a given stock. The cost of debt is equivalent to a firm's long-term financing terms. The interest on corporate debt is tax deductible.

Derivative
Product whose value derives largely from the price, price fluctuations, or price expectations of an underlying instrument (such as a share, bond, currency, interest rate, or commodity).

Discontinued operations
Businesses or parts of a business that are planned for divestment or have already been divested. They are subject to special disclosure rules.

EBIT
Acronym for earnings before interest and taxes. At E.ON, it corresponds to internal operating profit before interest and taxes.

EBITDA
Acronym for earnings before interest, taxes, depreciation, and amortization. At E.ON, it corresponds to internal operating profit before interest, taxes, depreciation, and goodwill amortization.

EBITDA÷net financial position
Indicator of a company's ability to service its debt. It equals the portion of an enterprise's net financial liabilities that could be paid back out of its EBITDA.

EBITDA÷net interest expense
Indicator of a company's ability to service its debt. It equals the number of times a company's net interest expense could be paid using its EBITDA.

Equity method
A method for valuing shareholdings in associated companies whose assets and liabilities are not fully consolidated. The proportional share of the company's annual net income (or loss) is reflected in the shareholding's book value. This change is shown in the owning company's income statement.

Fair value
The price at which assets, debts, and derivatives pass from a willing seller to a willing buyer, each having access to all the relevant facts and acting freely.

Impairment test
Periodic comparison of an asset's book value with its fair value. A company must record an impairment charge if it determines that an asset's fair value has fallen below its book value. Effective January 1, 2002, E.ON adopted SFAS 142, a U.S. accounting standard under which goodwill is no longer periodically amortized but instead is tested for impairment on at least an annual basis.

Internal operating profit

Internal operating profit is the key figure at E.ON in terms of management control, and serves as an indicator of a business's long-term earnings power. Internal operating profit is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and book losses from disposals, restructuring expenses, and other nonoperating earnings of an extraordinary nature (see Other nonoperating earnings).

Medium-term note program

Flexible bond programs used to issue debt instruments. Volumes, currencies, and maturities (usually between 2 and 30 years) can be adjusted to meet a company's financing needs.

Net financial position÷cash provided by operating activities

Indicator of a company's ability to service its debt. Equals the number of years it would take to pay back a company's net financial liabilities out of its cash provided by operating activities.

Non-GAAP financial measures

Under U.S. securities laws, financial measure not computed in U.S. GAAP must be designated as such in financial reports.

Option

The right, not the obligation, to buy or sell an underlying asset (for instance, a security or currency) at a specific date at a predetermined price from a counterparty or seller. Buy options are referred to as calls; sell options, as puts.

Ordinary share

A participation in the ownership of an enterprise. It has no par value (the nominal value assigned to a share of stock by the corporate charter at the time of issuance). Ordinary shares typically entitle owners to receive any dividends that are declared and to vote at the annual shareholders meeting.

Other nonoperating earnings

Income and expenses that are unusual or infrequent, such as book gains or losses from disposals and restructuring expenses (see Internal operating profit).

Purchase price allocation

In a business combination accounted for as a purchase, the values at which the acquired company's assets and liabilities are recorded in the acquiring company's balance sheet.

Rating

Standardized performance categories for an issuer's short and long-term debt instruments based on the probability of full repayment. Ratings provide the foundation for investors and creditors to compare the risks of various financial investments.

ROCE

Acronym for return on capital employed. A key indicator for monitoring the performance of E.ON's business units. ROCE is the ratio between (a) internal operating profit before interest, taxes, and goodwill amortization and (b) capital employed. Capital employed represents the interest-bearing capital tied up in the E.ON Group.

Syndicated line of credit

A credit facility extended by two or more banks that is good for a stated period of time (usually one to seven years) and a stated amount. The borrower may draw down the line in different amounts, at different times, and in different currencies.

Tax shield

Deductions that reduce an enterprise's tax burden. For example, the interest on corporate debt is tax deductible. An enterprise takes this into consideration when choosing between equity and debt financing (see Cost of capital).

U.S. GAAP

Abbreviation for accounting principles that are generally accepted in United States. Accounting, valuation, and disclosure policies based on the principle of fair presentation of financial statements to provide information needed for decision-making, especially for investors.

For more information about E.ON:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0) 211-4579-367
F +49 (0) 211-4579-532

info@eon.com
www.eon.com

Only the German version of this Annual Report is legally binding.

Information on results: This Annual Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON's filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of E.ON's 2002 and 2003 Annual Reports on Form 20-F entitled "Item 3. Key Information: Risk Factors," "Item 5. Operating and Financial Review and Prospects," "Item 11. Quantitative and Qualitative Disclosures about Market Risk." E.ON anticipates that its 2003 Annual Report on Form 20-F will be available at the end of March 2004.

Financial Calendar

April 28, 2004	2004 Annual Shareholders Meeting
April 29, 2004	Dividend Payment
May 13, 2004	Interim Report: January-March 2004
August 12, 2004	Interim Report: January-June 2004
November 11, 2004	Interim Report: January-September 2004
March 10, 2005	Annual Press Conference, Release of 2004 Annual Report
March 10, 2005	Annual Analysts Conference
April 27, 2005	2005 Annual Shareholders Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: March 18, 2004

By: /s/ Michael C. Wilhelm

Michael C. Wilhelm
Senior Vice President
Accounting